Form 20-F
period 2007-11-30
PURE NICKEL INC.
filed 2008-05-21
CIK 877019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:     November 30, 2007

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from:   ________________ to _________________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:     Not Applicable

Commission file number:     000-25489

Pure Nickel Inc.

(Exact name of Registrant as specified in its charter)

Yukon Territory

(Jurisdiction of incorporation or organization)

Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:    None

Securities to be registered pursuant to Section 12(g) of the Act:    Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    164,678,791

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.   Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days. Yes ☒    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated file ☐	Accelerated file ☐	Non-accelerated file ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

SPECIAL INFORMATION

Glossary of Technical Terms

AeroTEM	Helicopter-borne Time Domain Electromagnetic System: a helicopter-borne electromagnetic system used to identify potential deposits based upon conductive properties.
BHEN

Bore Hole Electro Magnetic: an imaging system that involves placing a transmitter and receiver a borehole, and the underlying geological structure is viewed by a process similar to medical tomographic imaging. This creates an image of the structure from a series of flat cross-sectional images.

breccia	A rock in which angular fragments are surrounded by a mass of finer-grained material.
chalcopyrite	A sulphide mineral of copper and iron; the most common ore mineral of copper.
C-horizon	The soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.
concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.
diamond drill(ing)

A rotary type of rock drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water or other fluid is pumped to the cutting face as a lubricant. The drill cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

disseminated	Ore carrying small particles of valuable minerals spread more or less uniformly through the host rock.
exploration stage	The search for mineral deposits which are not in either the development or production stage.
fault

A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other. Faults may extend many kilometers, or be only a few centimeters in length. Similarly, the movement or displacement along the fault may vary widely.

fracture

A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solution. A ‘cross fracture’ is a minor break extending at more-or-less right angles to the direction of the principal fracture.

form 43-101

Technical report issued pursuant to Canadian security rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The Form 43-101F1 is prepared in accordance with the National Instrument 43-101 Standards of Disclosure for Mineral Projects. The 43-101 form sets out specific requirements for the preparation and contents of a technical report.

feasibility study	An economic study assessing whether a mineral deposit can be mined profitably, by estimating costs of a mine and the potential revenues from production.
grade	The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.
granodiorite	A medium to coarse-grained intrusive rock, intermediate in composition between quartz diorite and quartz monzonite.
gold deposit	A mineral deposit mineralized with gold.
hectare	A metric unit of surficial measurement equivalent to 10,000m²
hydrothermal	Relating to hot fluids circulating in the earth’s crust.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
inferred mineral resource	A resource whose size and grade have been estimated mainly or wholly from limited sampling data, assuming that the mineralized body is continuous based on geological evidence.
intrusion	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

Mafic	Igneous rock composed mostly of dark, iron and magnesium-rich minerals.
matte

A homogenous nickel-iron-sulphur product of smelting processes with minor impurities. In the context of nickeliferous laterite processing, a nickel-iron-sulphur intermediate, forming a feed for nickel refineries.

metasedimentary.	Originally sedimentary rocks which have been subsequently affected by the process of metamorphism metallurgical test

Scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representatives samples of the mineralization for this test.

metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.
mineral reserve

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, adopting the definition of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), defines a ‘mineral reserve’ as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study (a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established and an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person (an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association), acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve). This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) Probable Mineral Reserve. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

mineral resource

National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, adopting the definition of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), defines a ‘Mineral Resource’ as a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Net Smelter Royalty (NSR)

A Net Smelter Returns Royalty has been generically described as follows:

“A royalty calculated on the net smelter return is essentially calculated on the amount received by the mine or mill owner from the sale of the mineral product to the treatment plant that converts the output of the mill to marketable metal. From the gross proceeds received there may be deductions for costs incurred by the owner after the product leaves the mine property and before sale, such as the costs of: transportation, insurance or security, penalties, sampling and assaying, refining and smelting, and marketing. No deductions are made for the operating costs of the mine-mill complex.” (B.J. Barton, Canadian Law of Mining (Calgary: Institute of Resources Law, 1993) at 461.)

ore	A mixture of minerals and host rock from which at least one metal can be extracted at a profit.
open pit	A mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.
ounce or oz.	A unit of weight equal to 1⁄12 troy pound.

Patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary because all mineral rights have been earned.
pegmatite	A coarse-grained, igneous rock, generally coarse, but irregular in texture, and similar to granite in composition; usually occurs in dykes or veins and sometimes contains valuable minerals.
pentlandite	Nickel iron sulphide, the most common nickel ore.
petrology

A field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

PGE	Platinum Group Elements include platinum, palladium, rhodium, iridium, osmium, and ruthenium. They commonly occur together in nature and are among the most scarce of the metallic elements.
pre-feasibility study

A comprehensive study of the viability of mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient or a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resources ,may be classified as a Mineral Reserve.

probable reserve	Valuable mineralization not sampled enough to be termed “proven”.
prospect	The possibility of future success for economic minerals based on geological, geophysical, geochemical and other criteria. or To search for or explore (a region) for mineral deposits or oil.
production stage	All companies engaged in the exploitation of a mineral deposit (reserve).
pyrite	A yellow iron sulphide mineral, normally of little value. It is referred to as “fool’s gold”.
pyrrhotite	A bronze-coloured, magnetic iron sulphide mineral.
qualified person

As individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association.

quartz	A Mineral whose composition is silicon dioxide. A crystalline form of silica.
reserve	A known resource that can be exploited for profit with available technology under existing political and economic conditions.
royalty

An amount of money paid at regular intervals, or based on production, by the lessee or operator of and exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per unit weight or a percentage of the total production, revenues or profits.

A ‘net smelter royalty’ is a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation cost and penalties, from the sale of the metals extracted from products by the smelter or refinery.

sedimentary	A type of rock which has been created by the deposition of solids from a liquid.
serpentine	A greenish, metamorphic mineral consisting of magnesium silicate.
shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
sulphide	A compound of sulphur and some other element; most base-metal ore minerals are sulphides.
tonne	Metric ton, equal to 2,205 pounds.
transition	The zone within the laterite profile between the limonite and the saprolite usually with intermediate concentration of Ni, Co, Fe etc.

trenching	A trench is defined as a narrow underground excavation that is deeper than it is wide, and is no wider than 15 feet (4.5 meters).
ultramafic	A term used to describe igneous rock or magmas that are rich in iron and magnesium and very poor in silica.
vein	A tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.
VTEM

The VTEM (Versatile Time-Domain Electromagnetic) survey is the leading airborne geophysical system in use today and is particularly suited to the identification of copper-zinc massive sulphide deposits

Metric Conversion Table

The following table sets forth certain factors for converting metric measurements into imperial equivalents. To convert from metric to imperial units, divide the metric unit by its corresponding value in the middle column. To convert from imperial to metric units, multiply the imperial unit by its corresponding value in the middle column.

Metric Units Description and abbreviation	Conversion Factor	Imperial Units Description and abbreviations
Length		Length
Millimeters – mm	25.400	Inches – in
Meters – m	0.3048	Feet – ft
Meters – m	0.9144	Yards – yd
Kilometers – km	1.609	Miles – mile
Area		Area
Square centimeters - cm²	6.4516	Square inches - in²
Square meters - m²	0.0929	Square feet - ft²
Hectares - ha	0.40469	Acres – acre
Square Kilometers - km²	2.5900	Square miles – sq miles
Weight		Weight
Tonne (1,000 kg) - t	0.907185	Short ton (2,000 lbs) - st

Currency

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars.

Other Information

Pure Nickel Inc. (formerly “Nevada Star Resource Corp.”) is incorporated under the laws of the Yukon Territory, Canada.  In this document, the term “Company” refers to Pure Nickel Inc. and its subsidiaries. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.  The Company files reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Washington, D.C. 20549.   Copies of the Company’s filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov.   Further, the Company also files reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval, which is a filing system that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators (“SEDAR”).  Copies of the Company’s reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com.

The principal executive office of the Company is located at Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7, Tel: 416.644.0066, Fax: 416.644.0069, email address info@purenickel.com  and website http://www.purenickel.com/s/Home.asp. The information contained on our internet site is not incorporated by reference in this report and it should not be considered part of this report.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This document and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition to this Annual Report on Form 20-F, our management may make forward-looking statements orally or in writing to investors, analysts, the media and others. Forward-looking statements express our expectations or beliefs regarding future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statements. Our forward-looking statements may include, but are not limited to, the following:

•

requirements for additional capital and anticipated financing activities;

•

anticipated strategic alliances or arrangements with partners;

•

projected development, production and exploration timelines;

•

results of production and exploration activities;

•

the estimation or realization of mineral reserves and resources;

•

forecasts of the prices of minerals relevant to our exploration effort and general economic performance;

•

forecasts of ore grade or recovery rates;

•

discussions regarding the failure rates of plant, equipment or processes to operate as anticipated;

•

labor relations;

•

timing regarding governmental approvals and permits;

•

descriptions of plans or objectives of management for future operations;

•

the timing and amount of capital expenditures, costs and timing of the development of new deposits; and

•

descriptions or assumptions underlying or relating to any of the above items

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “opportunity,” “plan,” “potential,” “believe,” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could,” or “may.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We intend that the forward-looking statements contained herein will be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended.  We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider all available information about Pure Nickel before you make an investment decision. You should review carefully the risks and uncertainties identified in this Annual Report on Form 20-F.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

Following is selected financial data of Pure Nickel Inc. (the “Company,” “we,” “us” and “our”) expressed in Canadian dollars, for the fiscal years ended August 31, 2003, 2004, and 2005, the three month period ended November 30, 2005, the period from May 18, 2006 to  November 30, 2006 and the year ended November 30, 2007 which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differs substantially from United States generally accepted accounting principles (“US GAAP”). Reference is made to Note 18 to the audited financial statements for the year ended November 30, 2007 and the period ended November 30, 2006 in “Item 17. Financial Statements” for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences affect the Company’s financial statements.

The selected financial data was derived from the financial statements of the Company that were audited by Smythe Ratcliffe LLP and SF Partnership LLP, as indicated in the reports included elsewhere in this Annual Report. This selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in this Annual Report on Form 20-F.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated May 18, 2006 and from a Canadian legal and accounting perspective, the transaction was deemed to be a reverse take over.  Our financial statements reflect the results of Nevada Star Resources for the fiscal years ended August 31, 2003, 2004, and 2005, the three month period ended November 30, 2005, and the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the fiscal years ended November 30, 2006 and 2007.

The selected financial data is set out below. The amounts for the fiscal years ended August 31, 2004, and 2005, the three month period ended November 30, 2005, originally prepared and presented in United States dollars, have been translated to Canadian dollars solely for the convenience of the reader at an exchange rate of US$1.00 = C$1.0000, the closing rate at the end of the reporting period on November 30, 2007 as reported by the Bank of Canada.

	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $	3 months ended Nov. 30, 2005 $	12 months ended Aug. 31, 2005 $	12 months ended Aug. 31, 2004 $	12 months ended Aug. 31, 2003 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil
Operating expenses	4,946,798	103,441	136,261	975,115	797,740	438,238
Income (loss) from operations	(4,946,798)	(103,441)	(136,261)	(975,115)	(797,740)	(438,238)
Other income (expenses)	(2,778,777)	(35,082)	(734)	(5,693)	(31,761)	57,918
Net income (loss)	(7,725,575)	(138,523)	(136,995)	(969,422)	(829,501)	(380,320)
Total assets	49,188,862	2,945,022	9,167,489	9,242,074	9,557,119	12,029,208
Shareholders’ equity	48,711,786	2,945,022	9,120,873	9,194,772	8,869,616	10,952,353
Outstanding common shares	67,765,559	24,100,001	84,269,287	84,219,287	77,651,262	71,874,796
Dividends per common share	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.18)	(0.02)	(0.00)	(0.01)	(0.01)	(0.01)

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On March 5, 2008, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $1.0103. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2007 and for the three month period between December 31, 2007 and February 29, 2008, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2003	$ 1.4216
Year ended November 30, 2004	$ 1.3093
Year ended November 30, 2005	$ 1.2163
Year ended November 30, 2006	$ 1.1350
Year ended November 30, 2007	$ 1.0865

The following table sets forth the high and low exchange rate for the past six months.

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low

November 2007	0.9716	0.9617

December 2007	1.0076	0.9990

January 2008	1.0149	1.0056

February 2008	1.0035	0.9952

March 2008	1.0065	0.9964

April 2008	1.0234	1.0014

B

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

Any investment in our common shares involves a high degree of risk.  In addition to the other information presented in this Annual Report, you should consider the following risk factors carefully in evaluating the Company, its business and the mineral exploration and mining industry.

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We have a limited operating history and must be considered to be an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Company plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims and acquire new claims for new exploration or cease operations. The acquisition of additional claims will be dependent upon us possessing capital resources at the time in order to purchase such claims. If no funding is available, we may be forced to abandon our operations. No assurance can be given that we will ever be able to operate on a profitable or cash-flow-positive basis.

If we do not obtain additional financing, our business will fail and investors could lose their investment.

As at November 30, 2007, we had cash of $12,960,396 and working capital of $13,182,405. We do not currently generate revenues or cash flows from operations except royalty interests in a copper property which are credited to “mineral resources” on the balance sheet rather than being identified as “revenues” in our statement of operations.  Our business plan calls for substantial investment and cost in connection with the acquisition and exploration of our mineral properties currently under lease and option.  In order to maintain certain of our property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures annually. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. Any direct acquisition of any of the claims under lease or option is subject to our ability to obtain the financing necessary to fund and carry out exploration programs on the subject properties. The requirements are substantial. There are no arrangements in place for additional financing and we can provide no assurance to investors that we will be able to find such financing if required.  Obtaining additional financing would be subject to a number of factors, including market prices for minerals, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may require additional financing which may not be available or, if available, may not be available on favourable terms.

We believe that we have adequate funds to finance our exploration program only until the end of the current fiscal year ended November 30, 2008. We are an exploration company with an accumulated deficit of $7,864,098 as at November 30, 2007. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

Because there is no assurance that we will generate revenues, we face a high risk of business failure.

We have not earned any revenues to date and have never had positive cash flow. We do not have any interest in any revenue generating properties. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues.  Therefore we expect to incur significant losses into the foreseeable future.  If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future.  We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. We can provide investors with no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail and our investors could lose their entire investment.

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it will be profitable. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly cyclical; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

Because of the speculative nature of the exploration of natural resource properties, there is substantial risk that our business will fail.

While the discovery of a commercially viable ore body may result in substantial rewards, few mineral properties which are explored are ultimately developed into producing mines. There is no assurance that any of the claims that we will explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Even a combination of careful evaluation, experience and knowledge may not eliminate such risk. Hazards such as unusual or unexpected geological formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides, and the inability of us to obtain suitable machinery, equipment or labour are all risks involved with the conduct of exploration programs and the operation of mines.

Development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Since the probability of an individual project ever having reserves is low, any funds spent on exploration could be lost.

The probability of an individual prospect ever having reserves is low. As such, any funds spent on exploration could be lost which would result in a complete loss of investment.

We will be subject to uninsurable risk, which could reduce or eliminate any future profitability.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our shares.

We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if we were to become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed our funds and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem we might be required to enter into interim compliance measures pending completion of the required remedy.

We are subject to market factors and volatility of commodity prices beyond our control.

The marketability of mineralized material that we may acquire or discover will be affected by many factors beyond our control. These factors include market fluctuations in the prices of minerals sought which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be predicted, but may result in receiving a very low or negative return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by us would have a material adverse effect on us, and could result in the suspension of our exploration programs or mining operations.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures.

We may, in the future, be unable to meet our share of costs incurred under any option or joint venture agreements to which we are presently or become a party in the future and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value and the price of your shares.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims and title may be affected by undetected defects. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

If we cannot compete successfully for financing and for qualified managerial and technical employees, our exploration program will suffer.

Competition in the mining industry includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have.  As a result of this competition, we may be unable to acquire additional financing on acceptable terms. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are not able to successfully compete for financing or for qualified employees, our exploration program may be slowed down or suspended.

If we are unable to hire key personnel, we will not be able to implement our business plan.

Our success is dependent on our ability to hire highly qualified personnel. This is particularly true in highly technical businesses such as mineral exploration. These individuals are in high demand and we may not be able to attract the personnel required. In addition, we may not be able to afford the high salaries and fees demanded by qualified personnel, or we may lose employees after they are hired. If we should fail to hire and retain key personnel when needed, or on acceptable terms, there will be a significant adverse impact on our business.

If key employees leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities.

We are heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on our ability to operate the business and could cause a decline in value or cash flows from our properties or additional costs from a delay in development or exploration of properties.

Inability of our officers and directors to devote sufficient time to the operation of the business may limit our success.

Some of the officers and all of the directors will allocate only a portion of their time to our business. If the business requires more of their time than anticipated or if the business develops faster than anticipated, the officers and directors may not be able to devote sufficient time to the business to ensure that it continues as a going concern or the result may be a limit to the growth and success of the business.

If we do not comply with all applicable regulations, we may be forced to halt our business activities and/or incur significant expense.

We are subject to various government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian and/or U.S. properties, including those with respect to unpatented mining claims.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that may result in operations ceasing or being curtailed; and may include corrective measures requiring capital expenditures, installation of additional equipment, or other expensive and/or time-consuming remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Our activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment as well as costs, cancellations and delays resulting from lobbying activities of environmental groups. Future legislation and regulations could cause additional disbursements, capital expenditures, restrictions and delays in the development of our properties, the extent of which cannot be predicted. Also, as noted above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

If we become more active on our properties, compliance with environmental regulations may increase our costs. Such compliance may include feasibility studies on the surface impact of proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities including rehabilitation of sites, on-going efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. The costs and delays associated with such compliance may result in us deciding not to proceed with exploration, development or mining operations on any mineral properties.

Proposed legislation affecting the mining industry could have an adverse effect on us.

During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, which governs mining claims and related activities on federal lands. For example, a broad based bill to reform the General Mining Law of 1872, the Hardrock Mining and Reclamation Act of 2007 (H.R. 2262) was introduced in the House of Representatives on May 10, 2007 and was passed by the House of Representatives on November 1, 2007, and was submitted to the Senate.

In 1992, a federal holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. This fee was increased to $125 per claim in 2005 ($133.50 total with the accompanying County fees included). Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation over the years has been proposed by the sitting United States Congress to further amend the General Mining Law. If any of this legislation is enacted, the proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation, environmental controls and restoration requirements.

The Hardrock Mining and Reclamation Act of 2007 (H.R. 2262) royalty proposal includes a royalty of 8% on net smelter returns. The extent of any such changes that may be enacted is not presently known, and the potential impact on us as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of developing and operating our mines because many of our properties consist of unpatented mining claims on federal lands. Our financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation, which could force us to curtail or cease our business operations in the United States.

Exercise of outstanding warrants, options, and other future issuances of securities will result in dilution of our common shares.

As of March 27, 2008, there were 67,765,559 common shares issued and outstanding as well as warrants outstanding to purchase 5,000,000 additional common shares at a price of $1.20 each, warrants outstanding to purchase 500,000 shares at $0.90 each, warrants outstanding to purchase 11,000,001 shares at $1.75 each, warrants to purchase 629,370 shares at $1.25 each, as well as warrants to purchase shares for $1.75 each. As of November 30, 2007 there were also options outstanding to purchase 3,650,000 shares with a weighted average exercise price of $0.99.

The holders of the options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders.  Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares.  The holders of options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights.

The increase in the number of common shares issued and outstanding and the possibility of sales of such shares may depress the market price of our common shares.  In addition, as a result of any such issuances the votes of existing shareholders will be diluted.

Our officers and directors own a significant number of our common shares and can exercise significant influence.

As of November 30, 2007 our officers and directors beneficially own, on a non-diluted basis, approximately 14.7% of our outstanding common shares. As shareholders, the officers and directors will be able to exert significant influence on matters requiring approval by shareholders, including the election of directors and the approval of any significant corporate transactions. The concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these shareholders.

Directors and management may be subject to conflicts of interest.

Certain directors and officers are directors and/or officers of other mineral exploration companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by our governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

We may be adversely affected by exchange rate fluctuations.

Exchange rate fluctuations may adversely affect our financial position and results.  We do not currently have in place a policy for managing or controlling foreign currency risks.

Our stock price could be volatile.

Market prices of securities of many public companies have experienced significant fluctuations in price which have not been related necessarily to the operating performance, underlying asset values or prospects of such companies.  The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

The trading market for our shares is not always liquid.

Although our shares trade on the Toronto Stock Exchange and the Over the Counter Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our stock is a “penny stock” which imposes significant restrictions on broker-dealers recommending the stock for purchase.

Securities and Exchange Commission regulations define “penny stock” to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. While our shares are subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity. Accordingly, this may result in a lack of liquidity in the shares and investors may be unable to sell their shares at prices considered reasonable by them.

As a foreign private issuer, our shareholders may have less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) in Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

We do not plan to pay any dividends in the foreseeable future.

We have never paid a dividend and it is unlikely that we will declare or pay a dividend unless and until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the board of directors, based upon, and subject to, our earnings, financial requirements and other conditions prevailing at the time. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all.

United States shareholders may be subject to unwanted tax consequences as a result of acquiring, holding, or disposing of our shares.

As discussed in detail below under “E. 4. United States Federal Income Tax Considerations,” the tax implications of an investment in our Company are difficult to determine, highly individual and generally require that an investor consult his or her investment and taxation professionals.  Under certain circumstances, the acquisition, holding or disposition of our shares may generate unwanted tax consequences for a holder or investor in our shares.

Our management may not be subject to United States legal process making it more difficult for U.S. investors to sue them.

The enforcement by investors of civil liabilities under the United States federal securities laws may not be possible because all of our officers and most of our directors are neither citizens nor residents of the United States. U.S. shareholders may not be able to effect service of process within the United States upon such persons. U.S. shareholders may not be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws. Appropriate foreign courts may not be able to enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws. The appropriate foreign courts may not be able to enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.

As we are incorporated pursuant to the laws of the Yukon Territory, Canada, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Business Corporations Act (Yukon).

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

We are principally engaged in the acquisition, development, and operation of mineral properties and exploration for, in particular, nickel, PGEs, copper, gold, silver and associated base and precious metals. At present, operations are located in Canada and the United States. Operations are conducted through wholly-owned subsidiaries, Nevada Star Resource Corp. (a Washington corporation) and Nevada Star Resource Corp. (U.S.) (a Nevada corporation), in the United States, and Pure Nickel Holdings Corp. (a Canada corporation), in Canada. The Company also seeks to exploit joint venture or option agreements where appropriate to enhance shareholder value, on certain of its mineral properties and the surrounding areas.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and on June 17, 1998 were continued under the Yukon Business Corporations Act.  We conduct our U.S. operations through our wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and our Canadian operations through Pure Nickel Holdings Corp., a Canada corporation.

On March 30, 2007, we (then known as Nevada Star Resource Corp., (“Nevada Star”), completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated May 18, 2006. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse take over (“RTO”). Old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc.  As a result, our financial statements reflect the results of Nevada Star for the fiscal years ended August 31, 2003, 2004, and 2005, the three month period ended November 30, 2005, and the combined results of old PNi and Nevada Star for the period from May 18, 2006 to November 30, 2006, and the fiscal year ended November 30, 2007.

At the same time as the RTO, we consolidated our common shares on a one-for-five basis, and they continued to be traded on the Toronto Stock Exchange Venture Exchange (TSX-V) and in the United States on the Over the Counter Bulletin Board. Our share listings have now graduated to the senior Canadian exchange and as of August 14, 2007, our shares are listed on the Toronto Stock Exchange.

During the second quarter, 2007, we completed a financing of $9,000,000 by the sale of 10,000,000 units for $0.90 each. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at $1.20 for a term of 18 months. The agent received a cash commission of 7% of the gross proceeds and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each advisory warrant is exercisable into one common share at $0.90 each for a period of 18 months.

During the third quarter, 2007, we completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each. This financing contained a U.S. private placement portion, which was conducted pursuant to the rules promulgated under Section 4(2) of the Securities Act of 1933, as amended.  Each unit consisted of one common share and one half of one warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Company for $1.75 per share.

We prepare our financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”).  Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars. The use of Canadian dollars represents a change from previous filings wherein the amounts were in U.S. dollars.  The change recognizes the significance of its Canadian-based operations and its principal trading forum in Canada.

Prior to February 2007, we had three properties in different stages of exploration or going into production: (i) the MAN Property (divided into three separate areas: Alpha, Beta and East Rainy complexes); (ii) the Salt Chuck Alaska PGE Property located in Alaska, United States; and (iii) the Milford Utah Copper Property located in Beaver County, Utah. Prior to February 2007 old PNi had two exploration properties, (i) Fond du Lac, Saskatchewan Canada (ii) Fox River, Manitoba, Canada.

MAN, Alaska Property – is in the early exploration stage.  On May 7, 2007, we announced that we had started our 2007 exploration program for the MAN Property.  The exploration program included airborne geophysical surveys, ground mapping, detailed soil and bedrock geochemical surveys and 3,327 meters of exploration drilling.

Salt Chuck, Alaska Property – is in the early exploration stage.  On October 17, 2007 we announced an update of our exploration program at Salt Chuck, including ground reconnaissance, mapping, community consultation with area stakeholders and preparations to carry out a 2,500 meter diamond drill program.  In the spring of 2007, we expanded our land position near the former operating Salt Chuck Mine.

Milford Utah Copper Property - is in the permitting stage with joint venture partners, seeking the necessary permits to allow the property to go into production. If the property goes into production, the Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

Fond du Lac (Axis Lake), Saskatchewan

On May 18, 2006, old PNi entered into an Option and Earn-In Agreement (the “Fond du Lac Agreement”) with Red Dragon Resources Corp (“Red Dragon”) wherein Red Dragon agreed to grant to old PNi the exclusive right of access to the Fond du Lac Project located in the Province of Saskatchewan (the “Fond du Lac Property”) to conduct mineral exploration and mining operations and the sole and exclusive right and option to acquire an 80% undivided working interest in the Fond du Lac Property and providing for a joint venture to be automatically formed between the parties thereto once old PNi earned an undivided 51% working interest in the Fond du Lac Property (“Fond du Lac Option”). In consideration of the granting of the Fond du Lac Option and following receipt by old PNi of all required regulatory and other approvals and consents to the entering into of the Fond du Lac Agreement, old PNi paid $100,000 to Red Dragon, such sum being in addition to any and all expenditures incurred by old PNi with respect to the Fond du Lac Property.

On May 8, 2007 the Company and Red Dragon signed a letter agreement whereby the Company agreed to purchase from Red Dragon all of its right, title and interest in the Fond du Lac property for $100,000 and the issuance of 1,000,000 Common Shares. The shares were recorded at $1.26 per shares, their market price on June 13, 2007 and are subject to a one year hold.  This transaction was completed in June 2007.  The Fond du Lac property was the subject of a summer 2007 exploration program by the Company.

Fox River, Project Manitoba

On June 12, 2006, Old PNi entered into an Option and Joint Venture Agreement (the “Fox River Agreement”) with Falconbridge wherein Falconbridge agreed to grant to Old PNi the exclusive right to enter upon a property located in the Fox River Belt centred approximately 100 km southeast of Gillam, Manitoba which includes Special Exploration Permit 5P98-02 (“Falconbridge Property”) and Special Exploration Permit SP98-Ol (“Dunlop Property” and, together with the Falconbridge Property, the “Fox River Property”) and to conduct mining operations and an option (the “Fox River Option”) to acquire a 50% undivided interest in the Falconbridge Property and a 50% undivided interest in Falconbridge’s interest in the Dunlop Property, providing for a joint venture to be automatically formed between the parties thereto in accordance with the terms of the Fox River Agreement.

 In order to maintain the working right and option in good standing, old PNi is required to pay $50,000 on or before April 30, 2008. This is in addition to the $50,000 that it paid Falconbridge upon receipt of the executed Fox River Agreement and an additional $50,000 the Company paid to Falconbridge on April 30, 2007. In addition, old PNi is required to incur expenditures of an aggregate of $7,500,000 on exploration for nickel-copper-platinum group metals on the Fox River Property, including 15,000 meters of diamond drilling.

On November 6, 2007 we announced that we had elected not to renew the option agreement for the Fox River property, therefore this information appears for historical record only.

On May 15, 2007 we acquired ten Canadian nickel exploration properties from Xstrata for a total consideration of $15,250,000 and the issuance of 4,000,000 warrants to purchase common shares at $2.00 per share for a period of three years from the issuance of the warrants.  We acquired a 100% interest in nine properties and Xstrata’s 50% joint venture interest with SOQUEM in the East Hudson property, all of which are located in central and eastern Canada:

William Lake

Manibridge

Rainbow

POV

SR1

East Hudson (JV with SOQUEM)

Florence Lake

Harp Lake

HPM and Forgues

Nuvilik

On September 20, 2007, we announced an option agreement with Exploration Syndicate Inc. (“Exploration Syndicate”), a private company.  The terms of the agreement are as follows:

Exploration Syndicate granted us an option to earn up to a 100% interest in six mining licences and five claims comprising the William Lake Extension project in Manitoba (the “Mineral Rights”). The William Lake Extension project covers 160,000 hectares of prospective property, north east and west of the existing, Company’s wholly-owned, William Lake claim block. The licences effectively cover all of the land between the Company’s William Lake property and the Company’s Manibridge Property, a former operating mine. We now refer to the William Lake Extension as The Thompson Project.

As consideration, we agreed to issue to Exploration Syndicate a warrant for 500,000 common shares at a price of $2.00 per share. The warrants vest and become exercisable when we earn a 50% interest in the Mineral Rights and shall, subject to an acceleration right; such right to expire on the date that is five years from the date of the Option Agreement. To earn a 50% interest in the Mineral Rights, we must incur an aggregate of $3,000,000 of expenditures during the first two years of the Option Agreement, of which at least $2,000,000 must be incurred in the first year thereof.

If the Company incurs the foregoing expenditures, it will earn a 50% interest in the Mineral Rights and has one year to exercise its right to earn an additional 15% interest in the Mineral Rights (the “Additional 15% Option”) by (i) incurring an aggregate of $2,000,000 of additional expenditures on the Mineral Rights within two years from the date the Company notifies Exploration Syndicate of its intention to exercise the Additional 15% Option; and (ii) issue to Exploration Syndicate 500,000 shares.

If the Company exercises the Additional 15% Option, the Company has 180 days to exercise its right to earn an additional 10% interest in the Mineral Rights (the “Additional 10% Option”), by completing and delivering a feasibility study to Exploration Syndicate within two years from the date the Company notifies Exploration Syndicate of its intention to complete the Feasibility Study. In the event that the Company exercises the Additional 10% Option, the Company shall have the right to purchase the remaining 25% interest in the Mineral Rights held by Exploration Syndicate by paying to Exploration Syndicate an amount equal to 110% of the fair market value of such interest.

If the Company determines not to continue to earn-in on the Mineral Rights at any time after the Company has earned a 50% interest in the Mineral Rights, the Company and Exploration Syndicate will then enter into an industry standard joint venture agreement.

On November 6, 2007, the Company granted an option to Manicouagan Minerals Inc. under which they may earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Québec.  Manicouagan Minerals paid $30,000 to the Company and as long as the agreement remains in effect, will pay $25,000 on the first and second anniversary. Manicouagan Minerals granted the Company 250,000 common share purchase warrants at a price of $0.40 per share, with a four month hold period and have a term of two years. Manicouagan Minerals will earn a 50% interest in the Forgues and Haut Plateau properties by spending a minimum of $750,000 on the property on or before the second anniversary date. Manicouagan Minerals can earn an additional 20% if within 60 days of the second anniversary agreement they spend an additional $1,500,000.

On November 6, 2007, the Company announced that it elected to not renew our option for the Fox River project in Manitoba. The company also announced that it had allowed its claims on the Florence Lake project in Newfoundland and Labrador to lapse.

On November 15, 2007, the Company announced a 50/50 joint venture agreement with Crowflight Minerals Ltd. (“Crowflight”) to explore the past producing Manibridge Mine area. Each party contributed properties and mineral rights to the joint venture and made an initial contribution of $3 million over a three year period to fund preliminary exploration activities within the joint venture area and perform further detailed technical studies as necessary to evaluate the potential for development and mining on the properties. Crowflight is the operator of the joint venture. In addition, the Company has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.  Properties contributed by the Company to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine and are subject to rights held by Xstrata pursuant to an exploration property purchase agreement entered into between Xstrata and the Company on August 2, 2007. Specifically, Xstrata will, among other things (i) retain an off-take option to purchase all or any portion of concentrates and other mineral products produced from the affected properties; and (ii) be entitled to a 2% net smelter return (NSR) royalty with respect to the Company claims.

On November 20, 2007, the Company filed on SEDAR an Independent Technical Report on our 100% owned William Lake property in the Thompson Nickel Belt, Manitoba.  We commissioned the NI 43-101 report from Scott Wilson Roscoe Postle Associates Inc. to summarize previous work, and in particular the exploration activity undertaken by Xstrata through its predecessor company, Falconbridge Limited.  The technical report highlighted the significant nickel mineralization outlined by 13 years of previous exploration activity that commenced in 1989.  This technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects and its recommendations form the basis for Pure Nickel’s future exploration programs to develop a resource estimate.

On February 21, 2008 the Company announced it had entered into an option agreement with Rockcliff Resources Inc. whereby Rockcliff may earn up to a 70% interest in the Tower VMS property. This property is comprised of 35 mining claims located at the north end of the Company’s William Lake Property. The agreement requires Rockcliff to drill 2,000 meters in the first year as well as the granting of warrants to Pure Nickel to purchase 1,250,000 shares of Rockcliff at $1.50 per share with a term of 2 years.

B.

Business Overview

General

We are in the business of acquiring, exploring and developing mineral properties, primarily those containing nickel, platinum group elements, copper, gold, silver and associated base and precious metals.  We have a practice of taking grassroots or undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely.  If an ore body is indicated or likely, then we have a policy of looking to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we retain a percentage of ownership, in the case of a partnership, we receive a percentage of royalty from the production of product resulting from a mining operation.  Our property portfolio is identified in the map below.

Most aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, geophysics, mine development, mining, metals marketing, finance and accounting. We compete with other mineral exploration companies for the acquisition of mining claims and leases and for qualified personnel to develop and explore the Company’s property portfolio.  There is significant competition for the limited number of precious metal acquisition and exploration opportunities that are economic under current and foreseeable metals prices.

C.

Organizational Structure

The diagram below sets out the organizational structure of the Company as at November 30, 2007 and the jurisdiction where it was incorporated or continued.  Each of Nevada Star Resource Corp., a Washington Company, formerly M.A.N. Resources, Inc., Nevada Star Resource Corp. (U.S.) and Pure Nickel Holdings Corp. is a wholly-owned subsidiary of the Company.

D.

Property, Plant and Equipment

Mineral Projects

Through our wholly-owned subsidiaries, we have four advanced exploration projects in North America and numerous other properties in various stages of exploration. Descriptions of the properties are as follows:

Fond du Lac Project, Saskatchewan

Location, - The Fond du Lac property is located in northern Saskatchewan, Canada, east of Lake Athabasca and immediately north of the Fond du Lac river. The centre of the property is located just 20 km northwest of Stony Rapids, Saskatchewan at latitude 59° 22.1’ North and Longitude 104° 0.7’ West.

Access - Access to the property is via float or ski-equipped fixed-wing aircraft, readily available for charter from Yellowknife, Northwest Territories or Stony Rapids and Points North, Saskatchewan. Helicopter chartering is also available.  There is an old winter road that traverses to the centre of the property.  Stony Rapids has year round road access and offers a wide range of supply and transportation services to the mining and exploration industry.  There are daily direct flights connecting Stony Rapids to Saskatoon and Regina.

Property Status - The Fond du Lac Project claim area consists of permits totalling approximately 38,500 hectors (95,000 acres) of prospective ground. The Company is the registered claim holder, and owns 100% of the property.

Geology - Mineralization on the property is associated with magmatic nickel-copper sulphides.  Mineralization has been transported along a prominent fault conduit formed in an extensional rift environment within the Snowbird Tectonic Zone.

Exploration – The area was first discovered in the 1930s and was explored by several different companies until 1991. The Fond du Lac property was staked in January of 2005.  A Geotech airborne survey was flown in March-April of 2005 and additional staking was undertaken to cover airborne responses lying outside of the original block.  In June of 2005, an organic soil-sampling program was conducted contemporaneously with a cursory mapping and exploration program to look at the geology on the property. A drill program in 2006 intersected mineralization in all 7 drill holes completed including one intersection of a half meter length grading 1.86% nickel.  Drilling was cut short due to a large forest fire forcing early evacuation and an end to the drill program.

During the second quarter of 2007, Pure Nickel completed a drill program of 19 diamond drill holes totalling 3,127 meters. Drilling tested a focused area of known mineralization on the Rea Lake mineralized horizon, a strong magnetic feature 600 meters to the south, and a possible extension to the Axis Lake East Zone horizon.  The program confirmed extensive zones of nickel mineralization.

Pure Nickel commissioned a National Instrument 43-101 technical report on the property. Historical exploration established an inferred mineral resource of 3.4 million tonnes at the Axis Lake horizon grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant and estimated under the high standards of the day, it does not comply with the modern guidelines of National Instrument 43-101.

Fox River Project, Manitoba

Pure Nickel had an agreement with Xstrata Nickel, a unit of Falconbridge Limited, to earn a 50% interest in the Manitoba Fox River Project.  On November 6, 2007 the Company announced that it had elected not to renew its option agreement for the Fox River property, therefore this information appears for historical record only.

Location - The Fox River property is located in north eastern Manitoba. The east-west-oriented property is bisected by the Hayes River and is centred approximately 250 km east of Thompson, approximately 100 southeast of Gillam and approximately 80 km southwest of Shamattawa.  The exploration base camp (6179307N 495792E, NAD 83) was located on the south eastern side of Yakaw Lake, approximately 115 km southeast of Gillam from which it was serviced.

Access - The project area is remote with no local infrastructure.  The community of Gillam is the closest supply centre that can be reached by road from Thompson and by rail and air from Thompson and Churchill.  The property can be accessed from Gillam by float- or ski-equipped fixed-wing aircraft and by helicopter.

Property Status - The Fox River property is comprised of two Zone B Mineral Exploration Licences, MEL 98-01 covering 11,593 hectares and MEL 98-02 covering 112,577 hectares. These permits are currently in good standing.  As defined by the Mines and Mineral Act of Manitoba, Falconbridge Ltd. (now Xstrata Nickel) is the holder of MEL 98-02; while W. Bruce Dunlop Ltd. N.P.L. and Falconbridge Ltd. hold MEL 98-01 in joint venture.  On June 12th, 2006, Pure Nickel Inc. entered into a joint venture agreement with Falconbridge Ltd., whereby Pure Nickel Inc. became a 50% partner and operator in the Fox River Project, On November 6, 2007 the Corporation announced that it had elected not to renew its option agreement for the Fox River property and returned the claims.

Geology - The rocks of the Fox River Belt are similar in age, geological setting and composition to the rocks hosting major Ni-Cu-PGE deposits of the Thompson Nickel Belt in Manitoba and the Cape Smith Belt in northern Quebec. The Fox River Belt is comprised of sedimentary rocks and ultramafic to mafic volcanic rocks that have been intruded by differentiated sills.  The largest of these intrusions is the stratiform ultramafic to mafic Fox River Sill.  The Fox River Sill is one of the world’s largest layered mafic-ultramafic intrusions.

Exploration – Exploration in the area began in 1955 and approximately 188 diamond drill holes (total= 49,966.33 m) have been drilled on or in the vicinity of MEL 98-01 and 98-02.  Apart from erratic PGE mineralization discovered by Falconbridge Ltd. and other exploration companies, no significant economic Ni-Cu sulphide intercepts have been found in the region.  This may largely be due to the challenges of exploring through thick overburden.

In February of 2007, Pure Nickel announced the commencement an extensive block-targeted, high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km and in March 2007, Pure Nickel began the 3,000 meter diamond drilling program focused on the highly prospective conductors that were revealed by the VTEM and soil geochemistry surveys. This round of drilling was completed in May 2007.

While the drilling was considered a technical success, it was not considered to be a commercial success and the Company has returned the property to the control of Falconbridge and has no further interest in it. Accordingly, the amounts previously expended on exploration on this property were written off in the final quarter of the year.

Milford Copper Property, Utah

On November 26, 2003, WUCC (Western Utah Copper Corporation) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC had three years to put the property into production or WUCC could receive a one-year extension by notifying the Company before that date that the property was being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC so notified the Company that it is on a path to production and has been granted two one year extensions.  The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

Property Description  - The Milford Copper Property (referred to in Nevada Star Resource Corp. consolidated financial statements as the OK Copper Mine and the Beaver Lake Property) consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of free land, aggregating approximately 7,000 acres located in Beaver County, Utah. The Milford Copper Property is owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Company) which will not exceed $1.2 million in the aggregate.

Exploration -The Company carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life.  However, due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

WUCC has provided notice to the Company that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working onsite analytical laboratory and office building, and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Company with a preliminary construction schedule that will lead to production. Following the extension granted in November 2007, the CEO, the Special Adviser to the Board and another member of the Board have visited the property, confirmed the progress in construction of the mill and confirmed that the property is now expected to be in production by October 2008.

MAN Alaska Project, Alaska

Location - The MAN project is located approximately 266 kilometres southeast of Fairbanks and 402 kilometres northeast of Anchorage along the southern flank of the Alaska Range. The nearest community is the hamlet of Paxson, which is situated at the junction of the Denali and Richardson highways.

Access - The Richardson and Denali highways traverse the southeast portion and southern perimeter respectively of the project area. Helicopters offer the best means of accessing remote parts of the project area.

Property Status - The MAN project comprises 2,966 State and Federal mining claims and prospecting sites encompassing an area of 182,980 acres (74,051 hectares). The project property falls within the Fairbanks, Chitina and Talkeetna recording districts.  All claims are 100% owned by Nevada Star Resource Corp. (U.S.), a wholly-owned subsidiary of the Corporation.

Geology - The Mount Hayes Quadrangle, in which the MAN Project is located, is dominated by the geology of the central Alaska Range and foothills on its southern flank.  The Denali Fault bisects the eastern Alaska Range, and splays to the north and west in the central Alaska Range just north of the project area.

Exploration - Since Alaska has no assessment reporting system in place, new companies must rely on the generosity of previous property owners to supply their work records.  The MAN project has greatly benefited from well-documented work programs by ACNC (American Copper and Nickel Company), Fort Knox and MAN Resources starting in 1991.

In May 2007 Pure Nickel conducted a VTEM B-Field airborne geophysical survey over the Alpha, Beta and East Rainy complexes of Pure Nickel’s MAN Alaska project area. Surveys over the three blocks were conducted along flight lines 100 meters apart for a total of 3,327 line kilometers. In addition three dimensional magnetic inversion modeling was completed in May and in June 2007, a follow-up soil geochemical survey was conducted on the Alpha complex. This soil survey provided additional detail and definition from over 2282 new sample sites to expand upon the existing soil geochemical results accumulated from a 4000 sample program conducted during the 2002 to 2005 programs and will bring greater precision in targeting the 2008 drill program.

In conjunction with the soil geochemical survey, a bedrock geochemical analytical program was conducted in July 2007. Detailed GPS grids on the Alpha complex were established on which 1266 sites were analyzed utilizing a portable XRF unit. The objective of this survey was to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides. The survey established that two anomalous Ni-Cu horizons, each with strike lengths of > 450 meters are present to the west of Fish Lake.

From July 17, 2007 to October 3, 2007, 14 drill holes were completed, of which two were abandoned, on the Alpha Complex. A total of 3359 meters of the proposed 4000 meters program was completed. Most of the drill holes encountered extensive zones of disseminated Ni-Cu-PGE sulphides. The best disseminated intersections appear to be associated with areas defined to have anomalous conductivity as defined by the VTEM survey.

Salt Chuck Property, Alaska

Location - The project area is located in Southeast Alaska on Prince of Wales Island, approximately 70 kilometres northwest of Ketchikan, Alaska.  The property is situated at latitude 55º 38’ N, longitude 132º 33’ 30” W.

Property Status - The Corporation holds 100% interest to 240 federal lode mining claims that constitute the Salt Chuck Property, covering 1942.53 hectares.

Access – The property is accessed by ferry from Ketchikan to Hollis on the eastern part of Prince of Wales Island, then by 80 kilometres of paved road to the Salt Chuck turnoff (6 kilometres southwest of Thorne Bay), then 9.5 kilometres to the Salt Chuck property via improved gravel roads maintained by the U.S. Forest Service and the local lumber industry.

Geology - The project area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization.

Exploration - A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex. On the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver (these results preceded the implementation of national instrument 43-101 standards and therefore cannot be verified by modern standards). A site visit to the property was made in September 2007, and the logistic for a 2500 metres drill program was laid out.

William Lake, Manitoba

Location - The William Lake property surrounds William Lake in west-central Manitoba. William Lake is approximately 30 km northwest of Lake Winnipeg and the property claims lie between 70 and 110 kilometres north of the town of Grand Rapids.

Access - The William Lake property is accessible by Highway 6, which dissects the eastern-most property claims north of Little Limestone Lake.  A network of unpaved logging and drill roads, including all-season roads, leading from Highway 6 provides access to other parts of the property.  Lakes within the William Lake property are accessible by float or ski equipped fixed-wing planes; and all claims and licences are accessible by helicopter.

Property Status – The property is 100% Company owned and is comprised of 147 claims covering 31,057 hectares, and two exploration licenses covering 108,536 hectare.

Geology – Work by Xstrata and the Manitoba geological survey concluded the metasedimentary rocks in the area belong to the Thompson Nickel belt and are part of the same nickel bearing Ospawagan group that hosts all of the Thompson nickel mines. Paleozoic cover on the property typically ranges from 70-200 m in thickness and consists of flat-lying limestone and dolomite underlain by a thin package of sandstones and shale’s belonging to the Winnipeg Formation.

Exploration - Xstrata through its precursor entity, Falconbridge, carried out a successful nickel exploration program during the period of 1989 to 2002 which included airborne and ground geophysical surveys and 260 diamond drill holes. Their biggest success was the discovery of the William Lake trend (WLT) extending 18 kilometers in a northwest –southeast axis located on the southwest and east side of William Lake Xstrata’s exploration outlined 7 prospects (W55, W56N, W21, W56, W22, W42 and Lime) of nickel mineralization within the WLT.

Pure Nickel’s current exploration started at the end of October, 2007 and is following up on mineralized intersections on prospect W56. In view of the wide spaced drilling (up to 250 meters apart) the main objective of the program is to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. Testing for the continuity of mineralization includes drilling above and below the know zones at 50 to 100 meters step outs.  For example a 5 million tonne deposit would be a target approximately 6 meters wide, 250 meters in strike length and 1000 meters down plunge extent.

The program included an ongoing ground PEM and BHEM surveys and 1159 line kilometers of a VTEM airborne survey was flown over the entire WLT properties (completed on December 17th).  Results have identified multiple, weak to highly enhanced conductivity zones, some with previous drilling indicating the presence of ore grade nickel mineralization and others with very little or no drilling.   A 7,525 meter drill program was completed in April and results are pending.

Reviewing the current exploration status of all the projects in Pure Nickel’s portfolio the William Lake Project is the most advanced property based on the exploration activity (primarily drilling) and results (potentially economic grade and width).  The William Lake project has consistently returned economic grade/width intersections with the previous drilling programs.

Manibridge Property, Manitoba

Property Description  - The property is located 128 km south west of Thompson and 32 km southwest of the town of Wabowden (NTS 63J10). The Manibridge properties consists of two claims, Ore 5 and Ore 6, each of which is 135 hectares and are in good standing until November 2008.  The two claims cover the shaft, ore body and tailings pond of the former operating mine.

Exploration - A production decision was announced in June 1969, on a mineral inventory calculation derived from 26 surface drill holes cutting the mineralized zone. At this stage 51 holes had been drilled on the property for a total of 44,398 ft. Production started in June 1971 and the operation ran into continual problems, never reaching design production levels (250,000 t.p.y. milled and 13,700,000 lbs annual production of nickel).  The mine was closed in June 1977, when economic reserves were exhausted.  The crown pillar has since collapsed and the mine workings are no longer accessible.  The initial mineral inventory during the life of the mine was 1,409,000 tones (including 15% dilution).

Subsequent to the year-end Pure Nickel entered into a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine. This transaction will enable the Company to expand the potential at Manibridge by exploring not only the areas surrounding the mine but the historical mineralization along strike that are evident in exploratory drill holes from the 1960s and 1970s.  Properties contributed by the Company to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine. Crowflight is in the process of bringing its Bucko Lake project into production and is motivated to find additional mill feed for the recently fully funded mill to be built there. In 2007 Crowflight conducted a VTEM geophysical survey over the Manibridge property, shared mine data with PNI on the deposit and is expected to be conducting a summer drill program in 2008.

HPM and Forgues, Quebec

Property Description - The HPE (Haut Plateau East) and Forgues properties are located approximately 290 kilometres north of Baie Comeau, Quebec and 180 kilometres north-northwest of Sept-Iles, Quebec.  The properties can be accessed by Route 389, an all weather road connecting Baie-Comeau to Fermont to Labrador City.  It is paved up to Hydro Québec Manic 5 power plant.  A gravel road maintained by Hydro-Québec to access their Hart Jaune power station intersects to the east route 389 at kilometre 390.  The HPE property consists of 14 map-staked claims, covering an area of 748.37 hectares. The claims are in good standing until October 2009. The Forgues property consists of 25 ground-staked claims covering an area of 400 hectares. The claims are in good standing until November 2009. The properties lie in the Manicouagan Metamorphic Complex.

Exploration- On November 6, 2007, we announced that we had entered into an option agreement with Manicouagan Minerals Inc. Since a significant shareholder and officer of Manicouagan Minerals is a director of the Company, this is reported as a Transaction with Related Parties (see page 47).

Nuvilik Property, Ungava, Quebec

Property Description - The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometers south of the coastal Inuit community of Salluit, and 80 kilometers west-south-west of the Raglan Mine complex. The Cape Smith Belt in northern Québec is host to the Raglan Mine which has mineral reserves of 15.7Mt grading 2.8% Ni and 0.7% Cu. A permit covering 7500 hectares was originally taken in 1995 over the main showings. In December 2002 and July 2003 additional claims were taken and the property now comprises 245 claims covering 158 square kilometers separated into two distinct blocks; all of the claims are 100% owned. The presence of significant Ni-Cu-PGE sulfide occurrences including the historical Ekwan showing (1.8% Ni and 0.8% Cu over 6.5 meters, 1957) illustrates the potential of the Nuvilik property to host Ni-Cu-PGE deposits.

Exploration -  Historical drilling in the vicinity of the main showings includes 15 drill holes by  Ekwan River Mines Ltd. and 6 drillholes totalling 1,037.4m by Falconbirdge Ltd.  An AeroTEM airborne EM and Magnetic survey was flown in 2004 and identified several unexplained conductive anomalies. Some of these conductors are concordant with, or occur in the vicinity of previously mapped ultramafic units and historical Ni-Cu-PGE occurrences (Ekwan Showing). The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units.

POV Property, Ungava, Quebec

Property Description - The POV Park property is located 100 kilometres northeast of the coastal Inuit community of Akulivik, 160 kilometres west-southwest of the Raglan Mine Complex.   The property consists of 4 blocks comprising a total of 148 map staked claims covering an area of 5890 hectares acquired in 2003 by Falconbridge. The claims were staked to cover a prospective horizon located within a Provincial Reserve close to the Mont Puvirnituq Park project.  The limited amount of field work that has been conducted on this property has already uncovered some high tenor magmatic sulphides at the base of an ultramafic complex (0.52% Ni, 0.24% Cu, 2.3g/t PGE and 1.74% S; and 0.60% Ni, 0.43% Cu, 0.9 g/t PGE and 2.51% S). This ultramafic body is positioned within the Raglan Horizon and appears to have a conductive response associated with it.

Exploration - An AeroTEM airborne EM and Magnetic survey was flown in 2004 identified several unexplained conductive anomalies. Some of these conductors are concordant with, or occur in the vicinity of previously mapped ultramafic units. The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units.

SR1 Property, Ungava, Quebec

Property Description - The SR1 property is located approximately 55 kilometres southwest of the coastal Inuit community of Kangiqsujuaq, and 40 kilometres southeast of the Donaldson airport.  The Raglan Mine has an airport at Donaldson and Kangsisujuaq is a small Inuit community with an Airport.  Travel to the Property is only by helicopter.  The SR1 property is (at the most) 45 kilometres long by 14 kilometres wide, covering a surface of 35724 hectares.  It comprises 864 claims acquired from January to July 2003.  All of the map-staked claims are in good standing to January (435 claims), February (223 claims) and July (206 claims) 2009.

Exploration - Exploration in the southern portion of the Cape Smith Belt (i.e., South Raglan) in Northern Québec was sparked anew in 2003, by the Ni-Cu-PGE sulfide discoveries announced by Canadian Royalties Inc. At that time there was a staking rush and Falconbridge Ltd. took out several claim blocks including SR1 in the South Belt, and initiated a regional exploration project to investigate the potential of the ultramafic rocks.  In 2003, a total of 2,778.2 line kilometres of Aero TEM survey was flown followed with ground checking of the EM conductors.

East Hudson joint venture, Quebec

Property Description - The East Hudson property consists of two claim blocks; 77 claims in the Tan block and 36 claims in the Nickel Dance block.  The properties are part of a 50 - 50 Joint Venture agreement between SOQUEM and Falconbridge since 2000. Since the Xstrata property acquisition, the joint venture agreement is now with Pure Nickel.  Both the Tan and the Nickel Dance claim blocks are located within the Tikkerutuk domain of Archean age.

Harp Lake, Labrador, Newfoundland

Property Description - The Harp Lake Property consists of one claim block staked over anomalous nickel and copper gossans in the Harp Lake Anorthositic Complex.   The 19 claims (one licence) occupy 475.00 hectares and are in good standing. There has been no work performed on the property since 1999

Rainbow, Nunuvut

Property Description - The property is located 260 kilometres west of Arviat, 380 kilometres northwest of Churchill, and 612 kilometres north of Thompson. The Rainbow Property consists of a series of 14 contiguous mining claims totaling 12,007 hectares.  The claims are in good standing. The project area is remotely located, Arviat is the nearest costal access route, and Churchill is the closest railhead.  Previously, a tented field camp to support the exploration activities has been located at Cullaton Lake (near Griffin Lake), near the abandoned Cullaton Lake Airstrip, and past producing gold mine which is currently owned by Barrick Gold Corporation.  Access to the camp is possible via fixed wing aircraft to Cullaton Lake Airstrip (gravel strip, 4500 feet long, capable of taking HS748 aircraft).

Exploration - The most significant previous work on the property was undertaken by Inco (1952-53, & 1997), and Noranda (1977 & 1992). From August 22 to September 10, 2004, a 1,012 metres diamond drill program in six holes was completed in the vicinity of the Main Zone Showing to test the surface showing (0.38 to 2.23% Ni).  Four holes intersected disseminated sulphides with nickel grades less than 0.5% (RB04-01,-03 to -06).  One hole (RB04-02) intersected a narrow 0.5 metre internal of semi-massive sulphides which assayed 0.79% Ni and 9.93% S with a low nickel tenor of 2.87% Ni in 100% sulphides.  Significantly, one hole, RB-04 intersected 13.10 g/t Au and 4.73% S over 2.14 metres, including 24.20 g/t and 7.88% S over 1.0 metre,

Thompson Project, Manitoba

Property Description  The Thompson  Project covers 160,000 hectares of prospective property, north, east and west of the existing, 100% Corporation owned, William Lake claim block, and more than quadruples Pure Nickel’s exploration potential in the prolific Thompson Nickel Belt. The licenses effectively cover all of the land between Pure Nickel’s William Lake property and the Companies Manibridge Property, a former operating mine.

Exploration - An airborne geophysics survey of approximately 9,000 line kilometers of VTEM and deep imaging was completed in late 2006 on the majority of the property. Interpretation of that data is largely complete and Pure Nickel has identified nine drill ready locations. The Company intends to explore high priority targets in 2008.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED MINERAL RESOURCES

This report uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or will ever be converted into reserves.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of our results of operations for the fiscal years ended August 31, 2003, 2004, and 2005, the three month period ended November 30, 2005, the period from May 18, 2006 to November 30, 2006 and the fiscal year ended November 30, 2007.

It and should be read in conjunction with our audited consolidated financial statements, together with the accompanying notes, included elsewhere in this Registration Statement. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to “Item 3: Key Information” for exchange rate information on the Canadian dollar.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated May 18, 2006 and from a Canadian legal and accounting perspective, the transaction was deemed to be an RTO.  Results of operations reflect the results of Nevada Star Resources for the fiscal years ended August 31, 2003, 2004, and 2005, the three month period ended November 30, 2005, and the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the period from May 18, 2006 to November 30, 2006 and the fiscal year ended 2007.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 18 of the financial statements for the period from May 18, 2006 to November 30, 2006 and the fiscal year ended 2007 for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s annual audited financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Registration Statement.

Overview

A.

Operating Results

Selected financial information is set out below. The amounts for the fiscal years ended August 31, 2004, and 2005, the three month period ended November 30, 2005, originally prepared and presented in United States dollars, have been translated solely for the convenience of the reader at an exchange rate of US$1.00 = C$1.0000, the closing rate on November 30, 2007 as reported by the Bank of Canada.

	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $	3 months ended Nov. 30, 2005 $	12 months ended Aug. 31, 2005 $	12 months ended Aug. 31, 2004 $	12 months ended Aug. 31, 2003 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil
Operating expenses	4,946,798	103,441	136,261	975,115	797,740	438,238
Income (loss) from operations	(4,946,798)	(103,441)	(136,261)	(975,115)	(797,740)	(438,238)
Other income (expenses)	(2,778,777)	(35,082)	(734)	(5,693)	(31,761)	57,918
Net income (loss)	(7,725,575)	(138,523)	(136,995)	(969,422)	(829,501)	(380,320)
Total assets	49,188,862	2,945,022	9,167,489	9,242,074	9,557,119	12,029,208
Shareholders’ equity	48,711,786	2,945,022	9,120,873	9,194,772	8,869,616	10,952,353
Outstanding common shares	67,765,559	24,100,001	84,269,287	84,219,287	77,651,262	71,874,796
Dividends per common share	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.18)	(0.02)	(0.00)	(0.01)	(0.01)	(0.01)

On March 30, 2007, we completed the acquisition of all of the shares of old PNi, a private company incorporated May 18, 2006. As the transaction was deemed to be an RTO, old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, the comparative financial information is that of old PNi. At the same time as the RTO, we consolidated our common shares on a one-for-five basis.

Pure Nickel reported a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007, compared to a net loss of $138,523 or $0.02 per share for the year ended November 30, 2006. Note that the comparative results for 2006 and prior years are not particularly meaningful since the nature of the company changed as a result of a reverse takeover transaction discussed in the previous paragraph. Of the loss, in 2007, $331,560 is from loss on foreign exchange for which the comparative figure is nil. The Companies policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the exploration programs on the MAN and Salt Chuck properties) so the loss results from the appreciation of the Canadian dollar during the year.

General and administrative expenses for the year ended November 30, 2007 were $4,946,798 compared to $103,441 in the previous year. As noted, comparative figures are not meaningful because of the change in the operations of the company, as noted. The 2007 expenses are primarily attributable to compensation costs including those attributed from option grants to officers, directors and consultants of the Company pursuant to its stock option plan. Option grants were non-cash costs aggregating $2,311,488.  Professional fees increased to $698,973 from $31,536 in the previous year as a result of the significant increase in activity of the Company and numerous transactions requiring outside legal assistance. Transfer agent and regulatory fees increased to $159,626 from nil in the comparative period because the comparative figures are for a non-public company with no such costs. Similarly, investor relations expense increased from $6,529 to $215,188. Travel and entertainment increased from $3,523 to $287,554 owing to the geographic dispersion of properties being explored by the Company.

Interest income increased to $378,816 for the year ended November 30, 2007 compared to nil for the year ended November 30, 2006, $210 for the three months ended November 30, 2005, $5,949 for the year ended August 31, 2005, $6,871 for the year ended August 31, 2004, and $3,501 for the year ended August 31, 2003 due to interest earned on funds raised through financings.

Cash used by operating activities for the year ended November 30, 2007 was $2,786,072, compared to $296,633 for the period ended November 30, 2006, $81,596 for the three months ended November 30, 2005, $310,496 for the year ended August 31, 2005, $380,192 for the year ended August 31, 2004, and $376,360 for the year ended August 31, 2003. For the year ended November 30, 2007, cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $2,659,219 and stock-based compensation expense of $2,311,488, since these are both non-cash expenses.  Investing activities consumed cash of $22,972,609 in 2007, the bulk of which was due to capitalization of expenditures on mineral properties. Financing activities provided cash of $38,200,924 as against $3,001,845 for the comparative period. The most significant elements of this are $9,000,000 financing completed March 15, 2007 at a price of $0.90 per unit, and the $27,500,000 financing completed July 10, 2007, both discussed below under Liquidity and Capital Resources.

B.

 Liquidity and Capital Resources

On March 15, 2007, we completed a brokered private placement of 10,000,000 subscription receipts for $0.90 each, for gross proceeds of $9,000,000. Upon completion of the amalgamation with Pure Nickel Inc., the subscription receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of $0.90 each for a period of 18 months.

During the third quarter, 2007, we completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each consisting of one common share and one half warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Company for $1.75 per share.

Currently, none of our property interests generates revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for services, property or other assets).

We had cash and equivalents plus short-term investments of $12,960,396 at November 30, 2007 compared to $1,514,560 at November 30, 2006. Current liabilities at November 30, 2007 consisted of accounts payable and accrued liabilities payable totalling $477,076 compared to $179,000 at November 30, 2006 which included a note payable that has subsequently been paid in full.  Net working capital at November 30, 2007 was $13,182,405.

During the third quarter, 2007, we recognized the disruptions being experienced in the markets for short term money market instruments and the risks associated with certain categories of such instruments, As a result, the Company sold its portfolio of bonds at par and reinvested its short term cash into bankers’ acceptances carrying the credit guarantee of a major Canadian chartered bank. Our policy is to invest its surplus cash only into instruments of the federal or a provincial government or a Schedule I Canadian chartered bank, or equivalent counterparties in the United States.

Management believes that the working capital on hand at November 30, 2007 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year. The Company additionally will watch for attractive opportunities to raise additional capital by way of private placement both in flow through financings and hard dollar financings.

C.

Research and development, patents and licenses, etc

This item is not applicable, as we do not conduct business requiring research and development activities.

D.

Trend information

The financial performance of the Company will be directly affected by the exploration activities to be conducted on its projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals.  Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), the Company will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements.  In the future, should the development of the Company’s mineral projects occur, its financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced.  Management is of the view that the previous historically high price of nickel may not be regained; however the long-term forecast price is sufficiently attractive to justify the Company’s focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased exploration and production, the overall growth in supply is not expected to keep pace with demand growth in the near future.

The Company reports its financial results in Canadian dollars whereas a significant portion of its revenues, if any, could be earned in U.S. dollars, and its costs are primarily in Canadian dollars.  The Canadian dollar has shown a significant appreciation against the U.S. dollar. The main effect of the erosion in value of the U.S. dollar as against the Canadian dollar and other international currencies is to reduce the price of metals expressed in Canadian dollars relative to their expression in U.S. dollars. The Company takes this and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating its business, prospects and projects and expenditures thereon.

E.

Off-Balance Sheet Arrangement

The Company is not engaged in any off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

Disclosure of Contractual Obligations as at November 30, 2007

(a)

The Company has commitments in respect of office leases requiring minimum payments of $4,388 per month until its expiry in 2010:

2008	$52,660
2009	52,660
2010	8,777
2011	Nil
Total	$114,097

(b)

The Company is conditionally committed to payments of up to $1,000,000 as at November 30, 2007 in respect of joint venture investments and mineral property development.

	Total	1 year	2 years	3 years	More than 5 years
Crowflight	$3,000,000	$1,000,000	$1,000,000	$1,000,000	$	nil
Total	$3,000,000	$1,000,000	$1,000,000	$1,000,000	$	nil

G. Safe Harbor

Statements included here, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management’s beliefs, strategies, plans, expectations or opinions in connection with the Company’s performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results.

Readers are referred to the documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, as each may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A.

Directors and Senior Management

Name	Title	Age	Date of first election or appointment
J. Jay Jaski	Chairman and CEO	deceased	May 18, 2006
David McPherson	Director	55	March 26th, 2007
Robert Angrisano	Director	54	February 10, 1999
Dr. Dale Hull	Chief Operating Officer	71	May 18, 2006
Jay Richardson	Chief Financial Officer (resigned February 2008)	63	October 10 2006
Jeffrey D. Sherman	Chief Financial Officer (effective February 6, 2008)	52	February 6, 2008
Dr. Larry Hulbert	Chief Exploration Officer	59	April 16, 2007
W.S. (Steve) Vaughan	Director	71	March 26th, 2007
Harry Blum	Director	47	March 26th,2007
R. David Russell	Director	52	March 27, 2006
Constantine Salamis	Director	74	March 26th,2007

A brief biography of our Directors and Officers follows:

Mr. J. Jay Jaski was Chairman, CEO and President of the Company from March 2007 until his death on December 19, 2007. Mr. Jaski was also  President of Regent Securities Capital Corp. from 2004 to 2007; Vice-Chairman and COO of Octagon Capital Corp. from 1999-2004.

Mr. Robert Angrisano became Chairman of the Board in December 2007. He was president of the Company between 2005 and March 27, 2007; CEO of the Company from May, 2006 to March 27, 2007. He retired from Microsoft Corp. in July, 2004 after spending more than 11 years in a variety of positions including Director of Technology, Director of Business Windows and Senior Principal Technologist. Mr. Angrisano was the President, a director and a principal shareholder of M.A.N. Resources, Inc., which Nevada Star Resource Corp. acquired in February, 2002. Mr. Angrisano has spent 28 years in consulting and management in the high technology industry and has been involved in the mining industry since 1995. He graduated from the University of Oregon with a degree in Business Administration.

Mr. David McPherson was appointed President and CEO of the Company in December 2007.  From October 2001 until October 2005 Mr. McPherson was a Vice-President with First Ontario Credit Union and led strategy development, product and marketing groups. From November 2005 he has maintained his own  management consultant practice. Mr. McPherson has over 25 years of financial institution experience with Canadian Imperial Bank of Commerce, a number of those years being at the executive level. He has had responsibility for large regional retail and small business banking operations. He has served in an advisory capacity to a number of community based economic development groups including Niagara Growth Fund, a regional venture capital fund based in Niagara.

Mr. Harry Blum, managing partner of the transaction advisory services group with DMCT, LLP, has over 20 years of audit, tax and advisory experience. Formerly a senior professional with Price Waterhouse, Mr. Blum joined DMCT in 1992 and was admitted to its partnership in 1995. Since that time, his practice has focused on the mid-market offering specialized transaction and financial advisory services across various industry sectors including manufacturing, financial services, technology, professional services, and consumer products. He has serviced both public and private companies and his scope of expertise ranges from financial due diligence, structuring purchase and sale transactions, restructurings, initial public offerings, acquisitions, divestitures, carve-outs, spin-offs etc. In addition, he has lead teams in the area of income trust conversions, complex tax based transactions and other strategic advisory assignments. Mr. Blum’s clients include major financial institutions, large private and public companies, and private equity funds in both Canada and the United States. Mr. Blum previously served as President and Director of Whitmore Resource Corp. from July, 2000 to November 2004. Harry graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

Mr. David Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell is currently President and Chief Executive Officer and a director of Apollo Gold. Apollo Gold is a gold mining company with operations and exploration projects in Canada, USA and Mexico. Mr. Russell is responsible for all mine operations, exploration and development and for general financial accounting and recording.  Mr. Russell’s past positions include the following: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold. Mr. David Russell has been President and CEO of Apollo Gold Corporation since 2002.

Mr. Constantine Salamis, a mining engineer, has been involved in numerous mineral exploration and production companies throughout his 50 year career including Falconbridge Nickel, Inco Ltd., SOQUEM and Manicouagan Minerals, a Canadian public company he founded in 2004. In addition to Mr. Salamis’ North American experience, overseas he has completed geological evaluation assignments for international agencies including the World Bank and the United Nations.

Mr. W.S. (Steve) Vaughan has been a partner at the law firm Heenan Blaikie since February, 2007 and was a partner of McMillan Binch and Mendelsohn from February, 2002 to January, 2007.  Mr. Vaughan has participated in natural resource transactions in more than 50 countries over the past five years. He served as a director of Atomic Energy of Canada Limited from 1992 to 1998 and was Chair of its Environmental Committee. Mr. Vaughan has also served on various committees advising Canadian governments, the Ontario Securities Commission and Toronto Stock Exchange on issues such as mineral policy, mineral strategy, mining finance, mining taxation, seed capital, junior resource policies, over-the-counter trading and nuclear issues. Mr. Vaughan is a director and member of the Securities Committee of the Prospectors and Developers Association of Canada. He is a former director of the Toronto Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and a past member of the Joint Toronto Stock Exchange Ontario Securities Commission Mining Standards Task Force. Mr. Vaughan has a Bachelor of Science and Master of Science Degree in Geology as well as a law degree and has worked in, or been closely associated with all facets of the mineral exploration, mine finance and securities industries since 1955.

Mr. Hull became COO of the Company in May 2006. Between 1984 and 2004, Mr. Hull was Director, Economic Policy, Mineral Policy Sector of Natural Resources Canada (Ottawa).  Mr. Hull was founding president and CEO of Great Northern Mining & Exploration Inc., an exploration stage mining company with interests in a Ni-Cu-PGE project on Victoria Island, Nunavut in 2004.  Mr. Hull is the President of Hull Consulting Services Ltd., a company that assists financiers and mining companies.

Mr. Jay Richardson became CFO in 2006 and resigned on February 6, 2008.  Mr. Richardson is a Chartered Accountant, who since 1994 has practiced as a consultant assisting distressed corporation, and serves as Chairman of Manaca Inc., a firm assisting with distressed corporations. Mr. Richardson is CFO of First Metals Inc.

Dr. Larry Hulbert worked for the Geological Survey of Canada from 1984 before joining us in April 2007, serving most recently as Senior Consulting Geologist. Dr. Hulbert holds a B.Sc. and M.Sc. from the University of Regina, and a D.Sc. from the University of Pretoria, South Africa.

Mr. Jeffrey Sherman was appointed CFO on February 6th, 2008. Mr. Sherman is a Chartered Accountant and MBA who has written and lectured extensively on finance, treasury and governance. From October, 1999 to October 2003, he was Vice President and CFO at Herbert A. Watts Limited, a business services company. From October 2003 to April 2005, Mr. Sherman served as Vice President and CFO of VisualSonics Inc. a manufacturer of laboratory instrumentation and from April 2005 to present Mr. Sherman has been President of Anagram Services, a consulting company.

B.

Compensation

For purposes of this section:

“LTIP” or “long term incentive plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

There were three Named Executive Officers of the Company during the year ended November 30, 2007: J. Jay Jaski, former Chairman and CEO, Robert Angrisano, former President and CEO, and Jay Richardson, CFO.  “Named Executive Officer” or “NEO” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Companies three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds  $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

SUMMARY COMPENSATION TABLE

					Long Term Compensation
	Annual Compensation				Awards		Payouts
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (1)	Common Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts (S) (h)	All other Compen- sation (S) (i)
J. Jay Jaski(1) Chairman & CEO	2007	205,000	9,000	Nil	1,500,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Angrisano(3) former President & CEO	2007	72,170	Nil	Nil	100,000	Nil	Nil	Nil
	2006	80,000	Nil	Nil	Nil	Nil	Nil	Nil
	2005(2)	20,000	Nil	Nil	Nil	Nil	Nil	Nil
	2005	80,000	Nil	Nil	Nil	Nil	Nil	Nil
Jay Richardson(4) CFO	2007	48,000	Nil	Nil	250,000	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

———————

Notes:

(1)

Mr. Jaski was Chairman & CEO of the Company until he passed away on December 19, 2007.

(2)

Three month transition period ended November 30, 2005.

(3)

Robert Angrisano resigned as President & CEO of the Company on March 27, 2007, however remains an employee if the Company titled Assistant to the President. He earned $30,000 up to March 27, 2007 and the remainder thereafter.

(4)

Mr. Richardson resigned as CFO on February 6, 2008.

B(i)

Termination Agreements for Directors and Senior Officers

Pursuant to the terms of an employment agreement dated April 1, 2004, as amended May 5, 2006, between the Company and Robert Angrisano (the “Original Angrisano Agreement”), Mr. Angrisano was employed as President and CEO of the Corporation and paid an annual salary of $80,000 plus certain health benefits.  The Original Angrisano Agreement was terminated by mutual consent on March 27, 2007, and a new agreement was entered into (the “Angrisano Agreement”), pursuant to which Mr. Angrisano is employed as an Assistant to the President at an annual salary of $80,000 for a six-month period.

Pursuant to the terms of an employment agreement dated August 1, 2007 between the Company and J. Jay Jaski (the “Jaski Agreement”) Mr. Jaski was employed as Chairman and CEO of the Company until he passed away on December 19, 2007.  Mr. Jaski received an annual salary of $300,000 payable monthly, with the salary payable either in cash or common shares at the average closing market price for the five trading days prior to the date of the payment of the salary. The Jaski Agreement terminated upon the untimely death of Mr. Jaski on December 19, 2007.

Pursuant to the terms of a consultant agreement dated September 1, 2006 between the company and Manaca Inc., a corporation controlled by James A. Richardson, Mr. Richardson was retained as CFO of the Company and received an annual consulting fee of $60,000, payable monthly.  The agreement was amended on March 1, 2007 pursuant to which the annual consulting fee was changed to $72,000 until June 30, 2008.  On February 6, 2008 Mr. Richardson resigned as CFO and will remain as a consultant until June 30, 2008.

B(i)

Stock Option Plan

Our stock option plan provides for equity participation by directors, officers, employees and service providers of the Company or affiliate of the Company and permitted assigns of such individuals (Eligible Person) through the acquisition of common shares pursuant to the grant of options. Our Board of Directors administers the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX.

The following is a summary of the terms of the stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review our offices and is attached hereto:

1.

The number of common shares to be reserved and authorized for issuance, pursuant to options granted under the stock option plan, is 10% of our issued and outstanding common shares from time to time;

2.

Subject to limited exceptions, the exercise price for options granted under the our stock option plan will not be less than the volume weighted average price of the Common Shares on the TSX for the five (5) trading days immediately preceding the relevant date;

3.

In the event that no specific determination is made by the Board with respect to the expiry date and the vesting schedule of Options granted pursuant to the stock option plan, each Option shall be exercisable 10 years from the date it was granted and may be exercised for no more than 20% of the Common Shares covered by the Option during each 12 month period following the first anniversary of the date of the grant;

4.

Subject to limited exceptions, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.  The Board, however, can pass a resolution stating that an Option can remain outstanding despite the Optionee ceasing to be an Eligible Person; and

5.

Options granted under the stock option plan are non-assignable, except in limited circumstances.

See Item 6.E - “Share Ownership of Director and Officers” for table setting out the stock options currently outstanding to our directors and officers.

C.

Board Practices

Each director is currently serving a one year term, renewable at the annual shareholder meeting.

Audit Committee

We have an Audit Committee that appoints the independent auditor to be engaged by the Company and reviews with the independent auditors the scope and results of the audits, our internal accounting controls, and the professional services furnished by the independent auditors.  The members of the Audit Committee are Harry Blum (Chair) and R. David Russell. David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Corporation. The Board expects to appoint a third member of the Audit Committee shortly.  All current members of the Audit Committee meet the independence criteria set out in Multilateral Instrument 52-110 – Audit Committees (“52-110”), and the Corporate Governance Guidelines and  that performs the role described in section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.  The responsibilities and operation of the Audit Committee are set out in the charter of the Audit Committee, the complete text of which is set forth below:

Introduction and Purpose

Pure Nickel Inc. (the “Company”) is a publicly-held company and operates in a highly competitive and regulated environment.  The Companies business involves an environment that is highly regulated at both the federal and state level in the United States and the provincial level in Canada.

The Audit Committee is appointed by and shall assist the Board of Directors (the “Board”) of Pure Nickel Inc. in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process, (3) financial statements provided by the Company to the public, (4) risk management including systems of accounting and financial controls, (5) appointing, overseeing and evaluating the work and independence of the external auditors, and (6) compliance with applicable legal and regulatory requirements. In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position and operations of the Company as the Board may from time to time see fit.

Composition and Membership

The Committee shall consist of at least three directors appointed annually by the Board and selected based upon the following, in accordance with applicable laws, rules and regulations:

Independence. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Companies financial statements.

Meetings. The Audit Committee shall meet at least four times annually, in person or by telephone and more frequently as circumstances dictate.  The Audit Committee Chair shall prepare or approve an agenda in advance of each meeting.

Responsibilities and Duties. The Companies management is responsible for preparing the Companies financial statements while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Companies management and external auditors, and overseeing the activities of any internal audit initiatives. The Company’s external auditors are accountable to the Committee as representatives of the Companies shareholders.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee are as follows:

•

Make regular reports to the Board of Directors of the Company.

•

Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered.

•

Review the scope of the independent auditor’s audit examination, including their engagement letter, prior to the annual audit of the Company’s financial statements.

•

Instruct the independent auditors to report directly to the Audit Committee any serious difficulties or disputes with management, and ensure they are appropriately resolved.

•

Review and evaluate the performance of the independent auditors and review with the Board of Directors all proposed discharges of the independent auditors.

•

Review each annual audit with the independent auditor at the conclusion of the audit.  The review shall include all comments or recommendations of the independent auditor, all audit problems or difficulties and management’s response.

•

Review and discuss with management the procedures undertaken in connection with the required certifications for regulatory filings and other reports including their evaluation of the Company’s disclosure controls and procedures and internal controls, as well as any and all fraud, whether or not material, that involves management or others who have a significant role in the Company’s internal controls.

•

Review management’s assessment of the effectiveness of the Company’s internal controls over financial reporting and disclosure, and the independent auditor’s related attestation.  Consider with management and the independent auditors whether any changes to such internal controls are appropriate.

•

Review with management the Company’s quarterly and annual financial results prior to regulatory filings and the issuance of related press releases.

•

Be authorized to hire outside counsel or other consultants as necessary.

•

Perform such other duties as are assigned by the Board of Directors.

•

Review the Audit Committee’s charter annually and recommend all proposed changes to the Board of Directors.

•

Periodically evaluate and take steps to improve the effectiveness of the Audit Committee in meeting its responsibilities under this Charter.

Public Disclosure

This Charter shall be included on the Company’s website.  The Company’s annual report to shareholders will state that this Charter is available on the Company’s website and will be available upon request to the Company’s Corporate Secretary.

Compensation Committee

The Company’s Compensation Committee is comprised of three independent directors.  The members of the Compensation Committee are Harry Blum (Chair) and R. David Russell.  David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Corporation.  The Board expects to appoint a third member of to the Compensation Committee shortly.  The responsibilities and operation of the Compensation Committee are set out in the Compensation Committee Mandate, the text of which is set forth below:

General

The Board of Directors (the “Board”) of Pure Nickel Inc. (the “Company”) has delegated the responsibilities, authorities and duties described below to the compensation committee (the “Committee”). For the purpose of this mandate, the term “Company” includes the Company and its subsidiaries.

The overall purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities in relation to compensation by developing, monitoring and assessing the Company’s approach to the compensation of its directors, senior management and employees.

Members

1.

The Committee will be comprised of a minimum of three directors, each of whom shall be, in the determination of the Board, “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices.  Each Committee member shall satisfy the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the Board.

2.

Members of the Committee shall be appointed annually by the Board at the first meeting of the Board after the annual general meeting of shareholders. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Corporation.  The Board shall fill any vacancy if the membership of the Committee is less than three directors.

3.

The Chair of the Committee will be designated by the Board, on the recommendation of the Corporate Governance and Nominating Committee, or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.  The Chair of the Committee shall be responsible for overseeing the performance by the Committee of its duties, for assessing the effectiveness of the Committee and individual Committee members and for reporting periodically to the Board.

Meetings

4.

The Committee will meet at least once a year and meetings will be scheduled to facilitate the committee carrying out its responsibilities.  Additional meetings will be held as deemed necessary by the Chair of the Committee.  The Committee shall have an in-camera session without non-independent directors and management as a regular feature of each regularly scheduled meeting.

5.

Meetings of the Committee shall be validly constituted if a majority of the members of the Committee is present in person or by telephone conference.  A resolution in writing signed by all the members of the Committee entitled to vote on that resolution at a meeting of the Committee is as valid as if it had been passed at a meeting of the Committee.

6.

The Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Committee meeting with the Board.

Committee Charter and Performance

7.

The Committee shall have a written charter that sets out its mandate and responsibilities and the Committee shall review and assess the adequacy of such charter and the effectiveness of the Committee at least annually or otherwise, as it deems appropriate, and propose any recommended changes to the Corporate Governance and Nominating Committee who will do same and recommend any changes to the Board for approval.  Unless and until replaced or amended, this mandate constitutes that charter.

Committee Authority and Responsibilities

8.

The Committee shall have the power and authority to perform the following duties and fulfill the following responsibilities:

(i)

Review the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value and make recommendations to the Board regarding same.

(ii)

Oversee the administration of the Companies compensation programs, including incentive compensation plans and equity-based plans, and the nature of the compensation provided under such programs to ensure that all management compensation programs are linked to meaningful and measurable performance targets.

(iii)

Make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the formal approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought.

(iv)

Establish and evaluate the appropriateness of performance goals for performance-based compensation and make recommendations to the Board regarding same.

(v)

Periodically survey the executive compensation practices of other comparable companies and report back to the Board.

(vi)

Annually review and make recommendations to the Board regarding retainers and fees paid to members of the Board;

(vii)

Annually review and make recommendations to the Board regarding the annual base salary and bonus targets for the senior executives of the Company.

(viii)

Review and make recommendations to the Board regarding annual corporate goals and objectives for the Chief Executive Officer (the “CEO,”) evaluate the CEO’s performance against such goals and objectives and report its findings and conclusions to the Board.

(ix)

Annually review and make such recommendations to the Board, as are appropriate based on its review, regarding the CEO’s annual base salary, the CEO’s bonus and any stock option grants and other awards to the CEO under the Companies compensation programs. In evaluating the CEO’s compensation, the Committee will consider the Corporation’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years.

(x)

Annually review and make recommendations to the Board regarding the Companies director’s and officer’s liability insurance policies.

(xi)

Review and recommend to the Board for approval the annual report on executive compensation required to be prepared under applicable corporate and securities legislation, regulation and rules including the disclosure concerning members of the Committee and settle the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

(xii)

Determine and recommend to the Board for approval the award to employees of stock options under the Companies stock option plan.

(xiii)

Annually review and make such recommendations to the Board, as are appropriate, the Corporation’s key human resources policies and programs.

(xiv)

At the request of the Board, investigate and report on such other matters as it considers necessary or appropriate in the circumstances.

Authority to engage outside advisors

9.

The Committee has the authority to engage outside advisors as it determines necessary to carry out its duties.

10.

The Company shall provide appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment (a) of compensation to any advisors engaged by the Committee, and (b) of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Corporate Governance and Nominating Committee is comprised of three independent directors.  The members of the Corporate Governance and Nominating Committee are Harry Blum (Chair) and R. David Russell. The Board expects to appoint a third member shortly.  The responsibilities and operation of the Corporate Governance and Nominating Committee are set out in the Corporate Governance and Nominating Committee Mandate, the text of which is set forth below:

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Introduction and Purpose

1.

The Board of Directors (the “Board”) of Pure Nickel Inc. (the “Company”) has delegated the responsibilities, authorities and duties described below to the corporate governance and nomination committee (the “Committee”). For the purpose of this charter, the term “Company” includes the Corporation and its subsidiaries.

2.

The Company is publicly-held and operates in a highly competitive and regulated environment.  The Company’s business involves an environment that is highly regulated at both the federal and state level in the United States and the provincial level in Canada.  To assist the Board in its responsibilities relating to reviewing the Company’s operational compliance with applicable legal requirements and sound ethical standards, the Board has created a Committee.

Composition and Membership

3.

The Committee shall be comprised of three or more directors, each of whom the Board has determined is “independent” for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices and satisfies the independence and experience requirements, if any, imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  The members of the Committee are appointed by the Board at the annual organizational meeting of the Board and serve until their successors are duly appointed and qualified.  Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Meetings

4.

The Committee shall meet annually or more frequently in person, telephonically or electronically as circumstances dictate.  A majority of the Committee members currently holding office constitutes a quorum for the transaction of business.  The Committee shall take action by the affirmative vote of a majority of the Committee members present at a duly held meeting.

Responsibilities and Duties

5.

The Committee shall undertake the following responsibilities and duties:

Development of Guidelines and Procedures

(i)

Oversee the development, issuance and distribution and review of appropriate ethics and legal compliance guidelines and procedures.

(ii)

Oversee the development and implementation of guidelines and procedures to ensure satisfactory relationships with the Corporation’s principal regulatory authorities.

(iii)

Oversee the development and implementation of employee communication and training on ethics and compliance issues.

Ensure Adequate Guidance, Reporting and Investigation Processes

(i)

Monitor and review periodically the systems that management has established to implement the Company’s ethics and compliance guidelines.

(ii)

Ensure that the Company maintains clear channels of communication.

(iii)

Oversee receiving periodic reports regarding investigations of compliance violations.

(iv)

Ensure that business units have processes in place for receiving and investigating reports of compliance violations, and advising the Committee of these reports.

(v)

Review with the Company’s General Counsel legal compliance matters, including corporate securities trading policies.

(vi)

Review current/pending litigation and regulatory proceedings bearing on corporate governance in which the Company is a party.

Monitor Compliance with Compliance Guidelines and Ethics Policies

(i)

Ensure that appropriate internal and/or external audits and surveys are conducted to verify adherence to Company compliance guidelines and procedures.

(ii)

Commission special audits as necessary to verify adherence to the Company’s compliance guidelines and procedures.

(iii)

Review significant cases of employee conflict of interest and related-party transactions, misconduct or fraud.

(iv)

Monitor audits/examinations by governmental or other regulatory agencies.

Evaluation and Recommendation of Board Membership

(i)

Evaluate and make recommendations to the full Board concerning the number and accountability of Board committees, committee assignments and committee membership rotation practices.

(ii)

Establish and articulate qualifications, desired background, and selection criteria for members of the Board imposed by applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

(iii)

Make recommendations to the full Board concerning all nominees for Board membership, including the re-election of existing Board members.  The Committee may retain any reputable search firm to be used to identify director candidates.  The Committee has the sole authority to retain and terminate search firms and approve the search firm’s fees and other retention terms.

(iv)

On an annual basis, solicit input from the full Board and conduct a review of the effectiveness of the operation of the Board, Board committees and individual Board members, including reviewing and monitoring compliance with governance and operating practices and the Corporate Governance Principles.

Governance and Evaluation

(i)

Guide the directors in the evaluation of corporate governance as and when appropriate.

(ii)

Develop and recommend to the Board a set of corporate governance principles applicable to the Company and review these principles at least annually.

(iii)

Report to the Board summarizing the Committee’s actions and any significant issues considered by the Committee.

(iv)

Perform such other functions as assigned by law, the Company’s Articles of Incorporation or Bylaws, or the Board.

Delegation to Subcommittees

The Committee may, in its discretion, form and delegate authority to subcommittees when appropriate.

Performance Evaluation

The Committee shall, from time to time, conduct an evaluation of the Committee, which evaluation shall compare the performance of the Committee with the requirements of this charter.  The performance evaluation shall also include a review of the adequacy of this charter and shall recommend to the Board any revisions to this charter deemed necessary or desirable, although the Board shall have the sole authority to amend this charter.  The performance evaluation shall be conducted in such a manner as the Committee deems appropriate.

Public Disclosure

This charter shall be included on the Company’s website and the charter and/or a reference thereto may be included in the Company’s public continuous disclosure record as may be required by applicable securities laws or as deemed advisable by management of the Company.

D.

Employees

As at November 30, 2007, we employed two people on a full-time basis, and retained eight individuals on contracts for service.  In addition, the Company employs numerous outside contractors on a fee-for-service basis for conducting exploration activities. As at February 29, 2008, we had four employees and retained six individuals on contracts for service.

E.

Share Ownership

The following table shows the shareholdings of the Directors and Senior Management, as at February 29, 2008.

1.

Common Shares Owned by Officers and Directors

Table No. 7:    Shareholdings of Directors and Senior Management as at February 29, 2008

Director or Officer	Number of Common Shares Owned(1)		Percentage of Common Shares Outstanding at February 29, 2008(1)(2)

Robert Angrisano	2,516,479	(3)	3.71%
Harry Blum	201,200	(4)	0.30%
Estate of James. J Jaski	3,202,500	(5)	4.64%
David McPherson	115,000	(6)	0.17%
David Russell	250,000	(7)	0.37%
Constantine Salamis	100,000	(8)	0.15%
W.S. (Steve) Vaughan	100,000	(9)	0.15%
Monty Moore	4,360,215	(10)	6.42%
Larry Hulbert	250,000	(11)	0.37%
Dale Hull	1,092,016	(12)	1.61%
James Richardson	432,150	(13)	0.64%
Jeffrey Sherman	25,000		0.04%

———————

(1)

Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of February 29, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 67,765,599 Common Shares issued and outstanding as of March 27, 2008 unless otherwise noted.

(3)

Includes 100,000 Common Shares Robert Angrisano has the right to acquire pursuant to outstanding stock options.

(4)

Includes 100,000 Common Shares Harry Blum has the right to acquire pursuant to outstanding stock options.

(5)

Includes 1,200,000 Options held in the name of the Estate of James J. Jaski with an expiry date of December 19th, 2008. This number also includes 2,000,000 Common Shares

(6)

Includes 100,000 Common Shares David McPherson has the right to acquire pursuant to outstanding stock options.

(7)

Includes 200,000 Common Shares David Russell has the right to acquire pursuant to outstanding stock options.

(8)

Includes 100,000 Common Shares Constantine Salamis has the right to acquire pursuant to outstanding stock options.

(9)

Includes 100,000 Common Shares Steve Vaughan has the right to acquire pursuant to outstanding stock options.

(10)

Includes 100,000 Common Shares Monty Moore has the right to acquire pursuant to outstanding stock options and 1,412,838 held by Pacific Rainer Inc., a corporation 100% owned by Mr. Moore.

(11)

Includes 250,000 Common Shares Larry Hulbert has the right to acquire pursuant to outstanding stock options.

(12)

Includes 250,000 Common Shares Hull Consulting Services Ltd. has the right to acquire pursuant to outstanding stock options, 467,716 Common Shares held by Hull Consulting Services Ltd., 364,300 Common Shares held by  Hull Consulting Services Ltd. in trust and 10,000 Common Shares held in a Registered Retirement Savings Plan for the benefit of Dale Hull.  Hull Consulting Services Ltd. is a corporation 100% owned by Mr. Hull.

(13)

Includes 250,000 Common Shares James Richardson has the right to acquire pursuant to outstanding stock options.

The following table sets forth the Company’s outstanding stock options as at February 29, 2008.

Table No. 8:    Stock Options held by directors and officers outstanding as at February 29, 2008.

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
Jay Jaski	1,000,000	$0.90	March 27, 2010
Jay Jaski	200,000	$0.79	Sept. 18, 2010
James A Richardson	250,000	$0.90	March 27, 2010
R. David Russell	200,000	$0.90	March 27, 2010
Steve Vaughan	100,000	$0.90	March 27, 2010
David McPherson	100,000	$0.90	March 27, 2010
Harry Blum	100,000	$0.90	March 27, 2010
Monty Moore	100,000	$0.90	March 27, 2010
Robert Angrisano	100,000	$0.90	March 27, 2010
Constantine Salamis	100,000	$0.79	September 18, 2010
Jeffrey Sherman	100,000	$0.31	February 6, 2011
Dale Hull	250,000	$0.90	March 27, 2010
Larry Hulbert	250,000	$1.30	June 7, 2010

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth certain information with respect to beneficial ownership of the our common stock as of February 29, 2008, by each shareholder known to be the beneficial owner of more than 5% of our Common Shares.

Identity of person or group	Total shares owned	Percentage of total shares issued and outstanding(1)(2)
Monty Moore	4,360,215(3)	6.42%
RAB Special Situations (Master) Fund Limited	6,743,800(4)	9.72%

———————

(1)

Shares of common stock subject to options or warrants currently exercisable, within 60 days of February 29, 2008, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)

Percentages are based on 67,765,599 Common Shares issued and outstanding as of March 27, 2008 unless otherwise noted.

(3)

Includes 100,000 Common Shares Monty Moore has the right to acquire pursuant to outstanding stock options and 1,412,838 held by Pacific Rainer Inc. a corporation 100% owned by Mr. Moore.

(4)

Includes warrants to purchase 1,625,000 Common Shares.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at November 30, 2007:

Location	Number of registered shareholders	Number of shares

Canada	26	41,293,328
United States	92	17,743,855
Other	3	839,376
Total	122	67,765,559

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located.

Note that many shareholders hold shares in street name through their brokerage accounts, consequently the number of beneficial shareholders is considerably greater than the number of registered shareholders shown above.

B.

Related Party Transactions

During the year ended November 30, 2007, we entered into the following transactions with related parties:

(a)

The Company paid legal firms, of which a director of the Company was a principal during the year, $348,536 (period from May 18, 2006 to November 30, 2006) for legal services.

(b)

The Company paid directors of the Company, and companies controlled by directors of the Company, $271,170 (period from May 18, 2006 to November 30, 2006 - $29,225) for consulting services.

During the period from May 18, 2006 to November 30, 2006, the Company borrowed and repaid a loan of $110,000 from a company controlled by a director of the Company. The loan was unsecured and non-interest bearing. We entered into an option agreement with Manicouagan Minerals Inc., of which a member of the Company’s Board of Directors is the Founder and a significant shareholder.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

C.

Interests of Experts and Counsel

Not Applicable

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Registration Statement.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. We are not aware of any legal claim known to be contemplated by any governmental authorities.

We have never paid a dividend and it is unlikely that we will declare or pay a dividend until warranted.

B.

Significant Changes

Reference is made to Item 17 Financial Statements, specifically Note 18 of the November 30, 2007 financial statements for a description of the differences of Canadian GAAP from U.S. GAAP.

ITEM 9.

OFFER AND LISTING DETAILS

A.

Price History

TSX and TSXV (Canadian dollars)

Month and Year	High $	Low $	Volume
November 2007	$1.14	$0.49	4,270,000
October 2007	$1.11	$0.92	1,710,000
September 2007	$1.03	$0.70	996,078
August 2007	$1.13	$0.78	481,889
July 2007	$1.30	$1.11	1,080,000
June 2007	$1.60	$1.10	2,930,000
May 2007	$1.58	$1.05	5,080,000
April 2007	$1.05	$0.90	1,430,000
March 2007	$1.38	$0.95	126,500
February 2007	$1.20	$1.03	206,140
January 2007	$1.15	$0.95	26,160
December 2006	$1.25	$1.05	42,900

NASD OTCBB (US dollars)

Month and Year	High $	Low $	Volume
November 2007	$1.19	$0.48	323,728
October 2007	$1.15	$0.93	108,171
September 2007	$1.00	$0.68	292,445
August 2007	$1.06	$0.75	204,194
July 2007	$1.25	$1.08	147,350
June 2007	$1.52	$1.05	255,256
May 2007	$1.45	$0.93	616,211
April 2007	$1.00	$0.82	230,365
March 2007	$1.10	$0.90	65,114
February 2007	$1.08	$0.87	290,708
January 2007	$1.00	$0.80	67,074
December 2006	$1.08	$0.95	111,712

B

Markets

Common Share Price History and Trading Information

Our Common Shares are listed on the Over the Counter Bulletin Board (the “OTCBB”) under the stock symbol “PNCKF”.  In Canada, our Common Shares are currently listed for trading on the TSX under the symbol “NIC.”  Prior to August 14, 2007, they were listed on the TSXV under the stock symbol “NIC.” The TSXV (prior to August 14, 2007), the TSX (as of August 14, 2007) and the OTCBB are the only exchanges on which the Common Shares are traded. The tables set out below present the high and low sale prices for the Common Shares and trading volume, on a monthly basis on each of the TSXV, TSX and OTCBB during the fiscal year ended November 30, 2007.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not Applicable

B.

Memorandum and Articles of Association

Common Shares

Our authorized share capital consists of an unlimited number of Common Shares without par value carrying one vote per share.  As at March 27, 2008, there were 67,765,599 Common Shares issued and outstanding. The following summary of certain terms of our Common Shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Company articles of amalgamation and by-laws and applicable law. Copies of our articles of amalgamation and by-laws are attached as Exhibits 1.1, 1.2, and 1.3.

The holders of the Common Shares are entitled to:

•

one vote for each common share held at all meetings of shareholders of the Company; and

•

receive, rateably, the remaining property of the Company after payment or provision for its liabilities in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

The holders of Common Shares have no pre-emptive, redemption, subscription or conversion rights.  Modifications to the rights, privileges, restrictions and conditions attached to the Common Shares (including creation of another class of shares that rank prior to or on a parity with the Common Shares) requires an affirmative vote of two-thirds of the votes cast at a meeting of the holders of Common Shares.

C.

Material Contracts

The following material contracts have been entered into by the Company within the past two years:

•

Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006

D.

Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than the withholding tax requirements (Reference is made to Item 10E) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires that persons and entities report the importation or exportation of currency or monetary instruments of a value equal to or greater than $10,000 to Canadian customs officers in the prescribed form and manner.

There are no limitations under the laws of Canada or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, government or entity that is a “non-Canadian” as defined in the Investment Canada Act. Such investments are generally reviewable under the Investment Canada Act by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of “net benefit to Canada” based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which are otherwise non-reviewable and the establishment of new Canadian businesses are subject to certain notification requirements under the Investment Canada Act in the prescribed form and manner.

Management of the Company believes that it is not currently a “non-Canadian” for purposes of the Investment Canada Act and therefore it is not subject to the Act. However, if the Company were to become a “non-Canadian” in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a “non-Canadian” of an existing Canadian business with gross assets of $5 million or more is reviewable under the Investment Canada Act, unless the business is acquired by a WTO investor in which the thresholds are $250 million and $265 million for transactions closing in 2005 and 2006, respectively. Generally, indirect acquisitions of existing Canadian businesses (with gross assets over $50 million) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable but are nonetheless subject to notification. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

Acquisitions of businesses related to Canada’s cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable but are nonetheless subject to notification. An investment to establish a new business that is related to the non-Canadian’s existing business in Canada is not subject to notification under the Investment Canada Act unless such investment relates to Canada’s cultural heritage or national identity.

Any proposed take-over of the Company by a “non-Canadian” would likely only be subject to the simple notification requirements of the Investment Canada Act, as in all likelihood that non-Canadian would be a “WTO investor” for purposes of the Investment Canada Act provided that the high WTO threshold is not met. Generally, a “WTO investor” is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization or a business entity controlled by such an individual. Virtually all countries of the Western world are members of the World Trade Organization. The Company would have to have a gross asset base of at least $5 million for a direct acquisition, and at least $50 million for an indirect acquisition, before the reviewable transaction provisions of the Investment Canada Act would apply to a third party non-Canadian acquirer that is not a WTO investor.

E.

Taxation

E.(i)

Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a “ Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

Under the Act and the Treaty, a. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to “Item 10E.4 – United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

E (ii)

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15%

of the gross amount of the dividend (under the provisions of the Canada – US Income Tax Convention). The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

E (iii)

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one-half of the capital gain (taxable capital gain) in computing the Holder’s taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

E (iv)

United States Federal Income Tax Considerations

General

The following discussion is for informational purposes only and is not intended as tax or legal advice. Each potential holder should seek advice based on the holder’s particular circumstances from an independent tax advisor.

The following summarizes the material U.S. federal income tax consequences of acquiring, holding, and disposing of our common shares.  This discussion is based on the U.S. federal income tax laws as currently in effect as contained in the Internal Revenue Code (“Code”), Treasury Regulations, and relevant judicial decisions, and administrative guidance.  The federal tax laws are subject to change, possibly on a retroactive basis, and any such change may materially affect the tax consequences of acquiring, holding, or disposing of our common shares. No rulings or opinions of counsel have been or will be requested with respect to any tax-related matter discussed herein.  There can be no assurance that the positions the Company takes on tax matters will be accepted by the Internal Revenue Service (“IRS”).  This discussion relates only to U.S. federal income taxes and not to any local, state or foreign taxes or U.S. federal taxes other than income taxes.

Because this discussion is a general summary, it does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, nor does it address certain types of holders subject to special treatment under the federal income tax laws, including but not limited to tax-exempt organizations, qualified benefit plans, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, holders which are partnerships or other pass-through entities for federal income tax purposes, regulated investment companies, real estate investment companies, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons who directly or indirectly own more than 10 percent of our voting stock, persons whose “functional currency” is not the U.S. dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, and persons acquiring common shares in connection with the performance of services.

This discussion addresses only holders:  (i) who are U.S. holders (except as specifically noted under “Non-U.S. Holders of Common Shares”); and (ii) hold our common shares as capital assets.  For this purpose, “U.S. holders” are beneficial owners of our common shares who are individual citizens or residents of the United States, corporations or other business entities organized under the laws of the United States, any state, or the District of Columbia, estates with income subject to U.S. federal income tax, trusts that are subject to primary supervision by a U.S. court and for which U.S. persons control all substantial decisions, or trusts that have made a valid election under applicable Treasury Regulations to be treated as a United States person (within the meaning of the Code).

Distributions and Dividends

Subject to the discussion of the controlled foreign corporation and passive foreign investment company rules below, a U.S. holder will be required to include in gross income as dividends (taxable as ordinary income) the amount of any distribution paid on common shares to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Any Canadian withholding taxes deducted from the amount of a distribution are treated as constructively distributed to at U.S. holder for this purpose.  Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares.  In the case of a U.S. holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates of up to 35 percent and generally will not qualify for a dividends-received deduction.  Certain non-corporate U.S. holders receiving dividends from a Canadian corporation may be eligible for a reduced U.S. tax rate on “qualified dividends” if received in tax years through 2010 as long as we are not passive foreign investment company and the holder satisfies certain holding period requirements.  Distributions of current or accumulated earnings and profits paid in a non-U.S. currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received.  A U.S. holder that receives a non-U.S. currency distribution and converts the non-U.S. currency into U.S. dollars on the date of receipt will realize no foreign currency gain or loss.  If the U.S. holder converts the non-U.S. currency to U.S. dollars on a date subsequent to receipt, such U.S. holder will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar from the date of receipt to the date of conversion, which will generally be U.S. source ordinary income or loss.

Disposition of Common Shares

Subject to the discussion of the controlled foreign corporation and passive foreign investment company rules below, upon the sale, exchange, or other disposition of common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between such U.S. holder’s basis in its common shares and the amount realized on the disposition.  A U.S. holder’s basis in its common shares is usually the cost of such common shares.

For common shares and traded on an established securities market, a U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of foreign currency proceeds received on the sale date as of the date that the sale settles, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. holder has elected to use the settlement date to determine its proceeds of sale.

Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain.  Long-term capital gains recognized by certain non-corporate holders on or before December 31, 2010 may qualify for a maximum rate of taxation of 15 percent.  Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.  The deductibility of a capital loss is subject to limitations, as are losses upon a taxable disposition of common shares if the U.S. holder purchases, or enters into a contract to purchase, substantially identical securities within 30 days before or after any disposition.  An U.S. holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which gain or loss will generally be U.S. source ordinary income or loss.

Deduction or Credit for Foreign Taxes Withheld

U.S. holders will have the option of claiming the amount of any non-U.S. income taxes paid or withheld at source either as a deduction from gross income or as a credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit.  The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  The total amount of allowable foreign tax credits in any year cannot exceed one’s regular U.S. tax liability for the year attributable to foreign source taxable income.  A U.S. holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from dividends received on the common shares to the extent such U.S. holder has not held the common shares for at least 16 days of the 31-day period beginning 15 days before the ex-dividend date or to the extent such U.S. holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which an U.S. holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16-day holding period required by the statute.

Controlled Foreign Corporation

For U.S. federal income tax purposes, a “controlled foreign corporation” is a foreign corporation in which U.S. holders who own at least 10 percent of the voting power (directly or by constructive ownership through certain related persons) collectively own more than 50 percent of the voting power or value.  If we are or become a controlled foreign corporation, such 10-percent U.S. holders must include in their current, U.S. taxable income their share of the corporation’s undistributed “Subpart F income” (i.e., certain passive income, sales or service income, insurance, shipping, ocean activity, or oil-related income, and income from specified disfavored activities or from ostracized foreign countries) and the amount of the corporation’s investments in U.S. property.  These income inclusions are not eligible for the maximum capital gains tax rate on qualified dividends.

We have not conducted any investigation into whether the Company is a controlled foreign corporation.  We can provide no assurance that the Company is not and has not been, or that it will not become in the future, a controlled foreign corporation. U.S. holders should consult an independent tax advisor about how the controlled foreign corporation rules in connection with their purchasing, holding, or disposing of our common shares.

Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75 percent or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25 percent or more of the common shares by value, is passive income.  Alternatively, we will be a PFIC if at least 50 percent of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25 percent or more of the common shares by value, are held for the production of, or produce, passive income.  Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.  PFIC status cannot be determined until the close of the year in question and is determined annually.

If we are a PFIC, each U.S. holder, upon certain excess distributions by US and upon disposition of common shares at a gain, would be liable to pay tax at the highest then prevailing income tax rate on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the common shares. Additionally, if we are a PFIC, a U.S. holder who acquires common shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such common shares.  Instead, such U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower.  Furthermore, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a certain U.S. holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  This proposed regulation is not yet effective, but the IRS could make it effective at any time, possibly with retroactive effect.

If a U.S. holder has made a qualifying electing fund (“QEF”) election covering all taxable years during which the holder held common shares and in which we were a PFIC, distributions and gains will not be taxed as described above, nor will the denial of a basis step-up at death described above apply.  Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed.  Payment of taxes on undistributed income may be deferred under a separate election. If deferred, the taxes will be subject to an interest charge.  Where a U.S. holder has elected the application of the QEF rules to its PFIC common shares, and the excess distribution rules do not apply to such common shares (because of a timely election or a purge of the PFIC taint), any gain realized on the appreciation of the PFIC common shares is taxable as capital gain (if the common shares are a capital asset in the hands of the investor) and no interest charge is imposed. U.S. holders making a QEF election are currently taxed on their pro rata share of the our earnings and profits.  Where earnings and profits that were included in income under this rule are later distributed, the distribution is not a dividend. The basis of a U.S. shareholder’s common shares under the QEF rules is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. We can provide no assurance that we will possess or provide the information necessary for U.S. holders to make a QEF election.

If a U.S. holder held common shares in a year in which we were a PFIC but had not made a QEF election covering such years, such U.S. holder may make a QEF election and “purge the PFIC taint” by recognizing gain as if it had sold the common shares on the first day of the taxable year for which the QEF election is made, as long as the U.S. holder held the common shares and can establish their fair market value on that day.  The U.S. holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to U.S. holders making a QEF election.

Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years, whether or not it meets the tests for PFIC status in those years. A U.S. holder who makes the QEF election discussed above for the first year the U.S. holder holds or is deemed to hold common shares and for which we are determined to be a PFIC, or who has made the QEF election and purged the PFIC taint, however, is not subject to the PFIC rules or the QEF regime for the years in which we are not a PFIC.

If our common shares are treated as “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our common shares may elect to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the holder’s adjusted tax basis in such common shares and their fair market value.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years.  As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general PFIC regime and the denial of basis step-up at death described above.  We can provide no assurance that our common shares are or will be in the future eligible for the mark-to-market election.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. holders of common shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC.  If we are a PFIC and a U.S. holder of common shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (ii) the U.S. holder disposes of all or part of its common shares.  A mark-to-market election under the PFIC rules with respect to common shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of common shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. holder made a mark-to-market election under the PFIC rules in respect of the common shares and made a QEF election in respect of a lower-tier PFIC, that U.S. holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

We have not conducted any investigation into whether the Company is a PFIC.  We can provide no assurance that the Company is not and has not been, or that it will not become in the future, a PFIC, nor can we provide any assurance that we will have timely knowledge or notify U.S. holders of our PFIC status in the future.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above, including our ownership of any non-U.S. subsidiaries. As a result, U.S. holders of common shares are strongly encouraged to consult their tax advisors about the PFIC rules in connection with their purchasing, holding or disposing of common shares.

Non-U.S. Holders of Common Shares

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of common shares will not be subject to U.S. federal income tax on the payment of dividends on common shares and gain from the disposition of common shares unless such income is U.S. source income and: (i) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, where required by an applicable income tax treaty, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or (ii) the non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and such non-U.S. holder does not qualify for an exemption.  If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such income in the same manner as a U.S. holder unless otherwise provided in an applicable income tax treaty.  A non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such income at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares.

Information Reporting and Backup Withholding

U.S. holders generally will be subject to information reporting requirements with respect to dividends paid on common shares and on the proceeds from the sale, exchange or disposition of common shares. In addition, for payments made by or through a U.S. person or a U.S. office of a non-U.S. person: (i) U.S. holders will be subject to back-up withholding (currently at 28 percent) on dividends paid on common shares, and on the sale, exchange or other disposition of common shares, unless the U.S. holder provides a duly executed IRS Form W-9 or otherwise establishes an exemption; (ii) non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on common shares, or the proceeds from the sale, exchange or other disposition of common shares, provided that such non-U.S. holder certifies to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.  Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F.

Dividends and Paying Agents

Not Applicable

G.

Statements by Experts

Not applicable.

H.

Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at our offices at Suite 900, 95 Wellington Street West, Toronto, Ontario, Canada M5J 2N7. Our telephone number is (416) 644.0066.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.

CONTROLS AND PROCEDURES

(a)

Evaluation of Disclosure Controls and Procedures.  Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective to ensure that material information relating to Pure Nickel Inc. was made known to them by others, particularly during the period in which this Annual Report on Form 20-F was being prepared.

(b)

Management’s Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

(c)

Changes in Internal Controls.  There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2007. Based on its assessment, management believes that, as of November 30, 2007, the company’s internal control over financial reporting is effective.

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only a management’s report in this Annual Report on Form 20-F.

ITEM 16.

AUDIT COMMITTEE

A.

Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards. The Audit Committee is composed of Harry Blum and Dave Russell. The Company has designated Harry Blum as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act.

B.

Code of Ethics

The Company has Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006 which is posted on our website:  www.purenickel.com/s/Governance.asp, and as Exhibit 11.1.

C.

Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

	Year ended November 30, 2007	Period ended November 30, 2006

Audit fees	$60,000	$15,000
Audit related fees	—	—
Tax fees	—	$2,500
All other fees	$7,500	—
Total	$67,500	$17,500

Audit fees include services that are provided by the independent auditor in connection with statutory and regulatory filings, principally for the audit of the annual financial statements. The Audit Committee must approve in advance any non-audit related services provided by the auditor to the Company, and the fees for such services, to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the auditors; and as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the auditors.

D.

Exemptions From the Listing Standards for Audit Committees

Not Applicable

E.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

PART III

ITEM 17.

FINANCIAL STATEMENTS

Our audited financial statements prepared by our management and approved by the audit committee include, starting on page F-1:   Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2007 and 2006, Consolidated Statements of Operations and Deficit and Cash Flows and Comprehensive Loss for the periods then ended, reported on by SF Partnership LLP, Chartered Accountants and the Consolidated Balance Sheets of Nevada Star Resource Corp. as at November 30, 2006, November 30, 2005, August 31, 2005, August 31, 2004, and August 31, 2003, Consolidated Statements of Operations and Deficit and Cash Flows for the periods then ended, reported on by Smythe Ratcliffe LLP. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See the notes to the respective consolidated financial statements.

ITEM 18.

FINANCIAL STATEMENTS

See Item 17. Financial Statements.

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
1.1	Certificate and Memorandum of Incorporation.*
1.2	Articles.*
1.3	By-Law No. 1 of Pure Nickel Inc. (incorporated by reference from our Form 6-K filed with the SEC August 16, 2007).*
3.1

Escrow Agreement dated March 28, 2007 pursuant to which members of management deposited into escrow an aggregate of 9,587,452 Common Shares in accordance with the rules and requirements of the rules of the TSX.*

4.2

Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006 (incorporated by reference from our Form 6-K filed with the SEC August 16, 2007.)

4.3	Share Option Plan approved by the shareholders of Pure Nickel Inc. March 30, 2007.*
8.1	List of subsidiaries of Pure Nickel Inc. with jurisdiction of incorporation and trade name information.*
11.1	Code of Ethics.*
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.*
13.1	Certification under Section 1350 of Chapter 63 of Title 18 of the United States Code.*
15.1	Audit Committee Charter.*
15.2	Compensation Committee Mandate.*
15.3	Corporate Governance and Nominating Committee Charter.*
15.4 15.5 15.6	Corporate Governance Mandate.* Consent of SF Partnership, LLP* Consent of Smythe Ratcliffe LLP*

———————

*

Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2008

By:	/s/ DAVID MCPHERSON
David McPherson, Chief Executive Officer
Pure Nickel Inc.

PURE NICKEL, INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

PURE NICKEL, INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

INDEX

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2007 AND 2006 (Expressed in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT	F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS	F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7-F-27

CONSOLIDATED FINANCIAL STATEMENTS AS OF PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2] (U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-28

CONSOLIDATED BALANCE SHEETS	F-29

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT	F-30

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-32-F-46

CONSOLIDATED FINANCIAL STATEMENTS AS OF PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005 (U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-47

CONSOLIDATED BALANCE SHEETS	F-48

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT	F-49

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-51-F-65

CONSOLIDATED FINANCIAL STATEMENTS AS OF YEARS ENDED AUGUST 31, 2005 AND 2004 (U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-66

CONSOLIDATED BALANCE SHEETS	F-67

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT	F-68

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-69

CONSOLIDATED STATEMENTS OF INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES	F-70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-71-F-88

CONSOLIDATED FINANCIAL STATEMENTS AS OF YEARS ENDED AUGUST 31, 2003 AND 2002 (U.S. Dollars)

INDEPENDENT AUDITORS’ REPORT TO THE SHARESHOLDERS OF NEVAD STAR RESOURCE CORP.	F-89

CONSOLIDATED BALANCE SHEETS	F-90

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT	F-91

CONSOLIDATED STATEMENTS OF CASH FLOWS	F-92

CONSOLIDATED STATEMENTS OF INVESTMENTS IN AND EXPENDITURES ON RESOURCE PROPERTIES	F-93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-94-F-109

AUDITS REPORT

To the Shareholders of

Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. the “Company”) as at November 30, 2007 and 2006 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for the periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
February 25, 2008

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	November 30, 2007	November 30, 2006
ASSETS

Current assets:
Cash and cash equivalents	$12,960,396	$514,560
Short-term investments	—	1,000,000
Receivables	377,652	114,810
Prepaid expenses and deposits	321,433	125,000

	13,659,481	1,754,370
Property and equipment (Note 6)	27,258	—
Mineral properties (Note 7)	35,502,123	1,190,652
	$49,188,862	$2,945,022

LIABILITIES AND SHAREHOLDERS‘ EQUITY

Current liabilities:
Accounts payable	$345,517	$—
Accrued liabilities	131,559	79,000
Note payable	—	100,000
	477,076	179,000

Share capital (Note 8)	45,213,503	2,901,845
Contributed surplus (Note 9)	11,362,381	2,700
Deficit	(7,864,098)	(138,523)

	48,711,786	2,766,022

	$49,188,862	$2,945,022

Nature of operations (Note 1)

Commitments (Note 7)

Subsequent events (Note 17)

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006

Revenues	$—	$—

Expenses:
Amortization	13,875	—
Consulting (Note 10)	987,444	—
Office and miscellaneous	148,389	5,153
Professional fees	698,973	31,536
Promotion, advertising and investor relations	215,188	6,529
Rent	42,000	—
Transfer agent and filing fees	159,626	—
Travel and entertainment	287,554	3,523
Wages and benefits (Note 10)	2,393,749	56,700

	4,946,798	103,441

Loss before other income (expenses)	(4,946,798)	(103,441)

Other income (expenses):
Impairment in mineral properties (Note 7(e))	(2,659,219)	—
Interest income	378,816	—
Interest expense	(7,830)	(35,082)
Foreign exchange	(331,560)	—
Transaction fees for reverse takeover transaction	(158,984)	—

	(2,778,777)	(35,082)

Net loss for the period	(7,725,575)	(138,523)
Deficit, beginning of period	(138,523)	—

Deficit, end of period	$(7,864,098)	$(138,523)

Loss per share:
Basic and diluted (Note 12)	$(0.18)	$(0.02)

.

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006

Operating activities:
Net loss for the period	$(7,725,575)	$(138,523)
Items not affecting cash:
Amortization	13,875	—
Common shares issued for services (Note 8(b))	74,000	—
Impairment in mineral properties (Note 7(e))	2,659,219	—
Stock-based compensation – wages and benefits (Note 10)	2,071,766	2,700
Stock-based compensation – consulting (Note 10)	239,722	—
	(2,666,993)	(135,823)
Changes in non-cash working capital items:
Receivables	(209,262)	(114,810)
Prepaid expenses and deposits	(125,287)	(125,000)
Accounts payable and accrued liabilities	273,407	79,000
Income taxes payable	(57,937)	—

Total cash flows used in operating activities	(2,786,072)	(296,633)

Investing activities:
Acquisition of property and equipment	(17,296)	—
Capitalized mineral property expenditures	(23,955,313)	(1,190,652)
Short-term investments	1,000,000	(1,000,000)

Total cash flows used in investing activities	(22,972,609)	(2,190,652)

Financing activities:
Proceeds from issuance of common shares, net of cash share issuance costs	28,412,276	2,901,845
Proceeds from issuance of warrants	6,221,887	—
Cash and cash equivalents acquired in reverse takeover transaction (Note 2)	3,664,761	—
Proceeds from issuance of note payable	—	600,000
Repayments of note payable	(100,000)	(500,000)
Advances from related party	—	40,000
Repayments of advances from related party	—	(40,000)

Total cash flows provided by financing activities	38,200,924	3,001,845

Effects of changes in foreign exchange rates on cash and cash equivalents	3,593	—

Increase in cash and cash equivalents during the period	12,445,836	514,560

Cash and cash equivalents, beginning of period	514,560	—

Cash and cash equivalents, end of period	$12,960,396	$514,560

Cash and cash equivalents consists of:
Demand deposits	$12,960,396	$514,560

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006

Net loss for the period, being comprehensive loss for the period	$(7,725,575)	$(138,523)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resources Corp., (the “Company") was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, the Company acquired Pure Nickel Inc. in a reverse takeover transaction (see Note 2). The Company’s principal business activities include the acquisition and exploration of mineral properties located in Canada and the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contain ore reserves that are economically recoverable.

While the Company currently has sufficient cash on hand to conduct its exploration programs for the next year, the long term continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals, or by entering into joint venture arrangements by which third parties undertake the necessary expenditures.

2.

REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. (“Nevada Star”) acquired the issued and outstanding common shares of old Pure Nickel Inc. (“old Pure Nickel”) by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star valued at $13,426,276 to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. (“Pure Nickel”). The transaction has been accounted for using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel (except for mineral properties – see below) and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Comparative figures are of old Pure Nickel for the period from incorporation, May 18, 2006 to November 30, 2006. Values were assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Receivables	58,935
Prepaid expenses and deposits	74,417
Property and equipment	26,356
Mineral properties	9,791,966
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)

Fair value of consideration	$13,426,276

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICY

Upon completion of the reverse takeover transaction disclosed in Note 2, Pure Nickel retroactively adopted Canadian generally accepted accounting principles (“Canadian GAAP”) and as a result was required to restate its prior period figures that were reported in accordance with United States generally accepted accounting principles (“US GAAP”). Management of the Company believes the voluntary change in generally accepted accounting principles will result in more reliable and relevant information due to the nature of the Company’s industry.

A significant difference between Canadian and US GAAP impacting the Company’s consolidated financial statements relates to the accounting treatment of mineral property exploration expenditures. Under US GAAP, exploration expenditures are expensed prior to the determination that proven or probable mineral reserves exist, at which time these expenditures are considered to have the characteristics of property, plant and equipment and, accordingly, are capitalized. Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. The change in accounting policy had the following effects on the Company’s consolidated financial statements as at November 30, 2006 and for the period from May 18, 2006 to November 30, 2006:

	Amount Previously Recorded	Effect of Change	Restated Amount

Balance sheet:
Mineral properties	$—	$1,190,652	$1,190,652
Deficit	(1,329,175)	1,190,652	(138,523)

Statements of operations and deficit and comprehensive loss:
Exploration expenses	1,190,652	(1,190,652)	—
Loss for the period	(1,329,175)	1,190,652	(138,523)
Loss per share – basic and diluted	(0.19)	0.17	(0.02)
Comprehensive loss for the period	(1,329,175)	1,190,652	(138,523)

Statement of cash flows:
Loss for the period	(1,329,175)	1,190,652	(138,523)
Capitalized mineral property expenditures	—	(1,190,652)	(1,190,652)

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They are expressed in Canadian dollars and include the accounts of old Pure Nickel from the date of its incorporation on May 18, 2006 and the accounts of Nevada Star and its wholly-owned subsidiaries, Pure Nickel Holdings Corp. and Nevada Star Resource Corp. (U.S.), from March 30, 2007, the date of the reverse takeover transaction. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)

Short-Term Investments

Short-term investments include term deposits with maturities from the date of acquisition greater than three months and less than twelve months.

(e)

Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining Equipment	30%
Office Equipment	20%
Computer Hardware	30%
Computer Software	100%

(f)

Mineral Properties

All mineral property acquisition and exploration costs are capitalised,in accordance with the guidance provided by CICA 3061, "Property, Plant and Equipment" and EIC-126, "Accounting by Mining Enterprises for Exploration Costs". Development costs are capitalized, once a property is determined financially viable. Payments received for options granted to third parties to purchase the Company’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)

Impairment of Long-lived Assets

The recoverability of long-lived assets, which includes property and equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(h)

Foreign Currency Translation

Revenue and expenses in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

The Company’s integrated foreign subsidiaries are financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at weighted average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

(i)

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants, agent share warrants and agent unit warrants.

(j)

Stock-Based Compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

4.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2007, the Company has not incurred any asset retirement obligations related to the exploration of its mineral properties.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

5.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

(a)

Accounting Changes

Effective December 1, 2006, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company made a voluntary change in accounting principles as described in Note 3.

(b)

Financial Instruments

Effective December 1, 2006, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)

CICA 3855, “Financial Instruments – Recognition and Measurement” and CICA 3861, “Financial Instruments – Disclosure and Presentation”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized, measured, presented and disclosed in the financial statements and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective December 1, 2006, the Company’s cash equivalents have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

5.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS (continued)

comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(b)

Financial Instruments

(ii)

CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at December 1, 2006. There was no impact on the Company’s financial statements upon adoption of this standard.

(iii)

CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the consolidated financial statements for the fiscal year ended November 30, 2007.

(iv)

CICA 3862, “Financial Instruments – Disclosures”

This standard relates to the disclosures of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”.  The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2008.

(v)

CICA 3863, “Financial Instruments – Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2008.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

5.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS (continued)

(c)

CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2008.

6.

PROPERTY AND EQUIPMENT

November 30, 2007	Cost	Accumulated Amortization	Net Book Value

Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632

	$41,195	$13,937	$27,258

7.

MINERAL PROPERTIES AND COMMITMENTS

Year Ended November 30, 2007	Balance, Beginning of Year	Expenditures Capitalized and Balances Acquired During the Year	Impairment Charge	Balance, End of Year

Milford Copper (a)	$—	$4,128,838	$—	$4,128,838
MAN Project (b)	—	8,835,811	—	8,835,811
Salt Chuck (c)	—	164,976	—	164,976
Fond du Lac (d)	1,111,345	3,236,312	—	4,347,657
Fox River (e)	79,307	2,579,912	(2,659,219)	—
William Lake (f)	—	17,421,930	—	17,421,930
Thompson (William Lake Extension) (g)	—	602,911	—	602,911

	$1,190,652	$36,970,690	$(2,659,219)	$35,502,123

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

7.

MINERAL PROPERTIES AND COMMITMENTS (continued)

Perid from May 18, 2006 to November 30, 2006 (Note 2)	Balance, Beginning of Year	Expenditures Capitalized and Balances Acquired During the Year	Impairment Charge	Balance, End of Year

Milford Copper (a)	$—	$—	$—	$—
MAN Project (b)	—	—	—	—
Salt Chuck (c)	—	—	—	—
Fond du Lac (d)	—	1,111,345	—	1,111,345
Fox River (e)	—	79,307	—	79,307
William Lake (f)	—	—	—	—
Thompson (William Lake Extension) (g)	—	—	—	—

	$—	$1,190,652	$—	$1,190,652

(a)

Milford Copper (formerly known as OK Copper Mine and Beaver Lake), Utah, United States

The Millford Copper properties in Utah aggregate approximately 7,000 acres. They are 100% owned by the Company, subject to a 12% interest in the net profits from copper production of certain claims (held by a group of private investors that includes a current director of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million. On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC had three years to put the property into production. The option was extended with two further one-year terms. The Company would  receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced, capped at $10 million. WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling.

(b)

MAN Project, Alaska, United States

The 72,519 hectare (179,200 acre) MAN Alaska Project is comprised of the Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. During the year ended November 30, 2007, the Company completed a B-Field VTEM airborne electromagnetic survey, an extensive soil geochemical survey, and a 3,400 metre exploration drilling program.

(c)

Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 250 hectares (620 acres) near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

7.

MINERAL PROPERTIES AND COMMITMENTS (continued)

(d)

Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises eight contiguous claims covering 38,445 hectares (95,000 acres). Named for the Fond Du Lac lake and river that lies across the extent of its southern border, the Fond Du Lac Property is located on the northern edge of the Athabaska Basin. On July 27, 2007, the Company completed an agreement with Red Dragon Resource Corp. ("Red Dragon"), superseding its previous earn-in agreement with Red Dragon, to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon. The common shares have been valued at $1,260,000, the market value on the measurement date. In accordance with CICA Handbook section 3870, the measurement date of the transaction was determined to be June 13, 2007, being the date the titles of the underlying mineral rights were transferred from Red Dragon to the Company. Comprehensive surveying undertaken to date includes airborne geophysics, UTEM electromagnetic ground survey and geochemical soil survey.

(e)

Fox River Project, Manitoba, Canada

During the year, the Company determined it would not proceed with a two year exploration program on the Fox River property. Accordingly, the amounts previously expended on this property were written off resulting in an impairment charge of $2,659,219 that has been recorded in the consolidated statements of operations and deficit.

(f)

William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba, 50 km. from Grand Rapids. On May 15, 2007, the Company completed an agreement with Xstrata Nickel (“Xstrata”), a division of Falconbridge Limited, to pay $15,250,000 and issue 4,000,000 common share purchase warrants to acquire the property. Each warrant entitles Xstrata to acquire one common share of the Company at a price of $2.00 per share for a term expiring on May 11, 2010. The warrants were valued at $1,963,411 using the Black-Scholes option-pricing model. Under the agreement, the Company granted Xstrata a 2% net smelter return royalty and the right to repurchase a 50% working interest in the property. The Company is committed to a minimum of 2,500 metres of drilling to be completed by January 31, 2008. As at November 30, 2007, the Company has completed 1,089 metres of drilling.

(g)

Thompson Project (William Lake Extension), Manitoba, Canada

The Thompson Project comprises 160,000 hectares of properties adjacent to the William Lake properties. On September 18, 2007 the Company entered into an agreement  with Exploration Syndicate, Inc. (“Exploration Syndicate”) to earn up to a 100% interest in this project. The Company agreed to issue Exploration Syndicate 500,000 non-transferable common share purchase warrants, exercisable when the Company earns a 50% interest in the Mineral Rights, into one common share of the Company for $2.00 per share, expiring five years from the date of the agreement. To earn a 50% interest in the Mineral Rights, the Company must incur $3,000,000 of expenditures during the first two years, of which $2,000,000 must be incurred in the first year. As at November 30, 2007, the Company has not made any significant expenditures towards earning the 50% interest.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

7.

MINERAL PROPERTIES AND COMMITMENTS (continued)

h)

On November 6, 2007, the Company entered into an Option Agreement with Manicouagan Minerals Inc. (“Manicouagan”).  Pursuant to the agreement, the Company granted Manicouagan  an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec.

Under the agreement, Manicouagan paid $30,000 to Pure Nickel to secure the Option Agreement and as long as the Option Agreement remains in effect, $25,000 on the first and second anniversary.  Manicouagan granted Pure Nickel 250,000 common share purchase warrants at $0.40 per share. The warrants have a term of two years. Manicouagan will earn 50% interest in the Forgues and Haut Plateau properties by spending a minimum of $750,000 on the property on or before the second anniversary date. Manicouagan can earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to carry the Company during the next 12 months by expending an additional $1,500,000 in the same manner as during the earn in period.

This is a related party transaction as a member of the Company’s Board of Directors is the founder and a significant shareholder of Manicouagan, as described in Note 14.

8.

SHARE CAPITAL

(a)

Authorized Share Capital:  Unlimited common shares without par value

(b)

Issued and Outstanding Share Capital

	Number of Shares	Amount

Balance, May 18, 2006	—	$—
Issued for cash in private placements, net of share issue costs (Notes 8(b)(i) to (iv))	24,100,001	2,901,845

Balance, November 30, 2006 (Note 2)	24,100,001	2,901,845
Issued for cash upon exercise of stock options	100,000	20,000
Issued for services to an officer of the Company	370,000	74,000
Transferred from contributed surplus upon exercise of stock options	—	2,700
Reverse takeover transaction (Note 2):
Common shares of Pure Nickel eliminated	(24,570,001)	—
Common shares of Nevada Star recognized	84,319,285	—
Common shares of Nevada Star issued to shareholders of Pure Nickel	89,508,515	13,426,276

	173,827,800	16,456,861
Reverse stock split 1:5	(139,062,240)	—
Issued in two private placements for cash, net of share issue costs (Notes 8(b)(v) and (vi))	31,999,999	27,528,682
Issued for acquisition of mineral property (Note 8(b)(vii))	1,000,000	1,260,000

Balance, November 30, 2007	67,765,559	$45,213,503

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(b)

Issued and Outstanding Share Capital (continued)

(i)

On May 18, 2006, the Company issued 1 common share of the Company at a price of $1 to a director for cash.

(ii)

On August 25, 2006, the Company issued 9,100,000 common shares of the Company at a price of $0.01 per share for gross proceeds of $91,000 to the Company’s founders.

(iii)

On September 20, 2006, the Company issued 9,300,000 common shares of the Company at a price of $0.20 per share for gross proceeds of $1,860,000 under a private placement. In connection with the private placement, the Company incurred cash share issuance costs of $101,341.

(iv)

On October 10, 2006, the Company issued 5,700,000 common shares of the Company at a price of $0.20 per share for gross proceeds of $1,140,000 under a private placement. In connection with the private placement, the Company incurred cash share issuance costs of $87,815.

(v)

As at March 15, 2007, the Company had raised $9,000,000 of subscription receipts under a brokered private placement for 10,000,000 common shares (the “Subscription Receipts”) at a price of $0.90 per common share. Upon completion of the reverse takeover transaction with Pure Nickel on March 30, 2007, the Subscription Receipts were automatically converted into units comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable into a common share at a price of $1.20 for a term of 18 months. Values of $7,393,158 and $1,606,842 were allocated to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company paid as agent commissions of $630,000 cash, representing 7% of the gross proceeds from the offering, and 500,000 agent share warrants, representing 5% of the gross number of common shares issued in the private placement. Each agent share warrant is exercisable into one common share at a price of $0.90 each for a period of 18 months. The fair value of the agent share warrants was computed to be $297,062 using the Black-Scholes option-pricing model and was recorded as a share issuance cost. The Company also incurred other share issuance costs of $133,677.

(vi)

On July 10, 2007, the Company issued 21,999,999 units at a price of $1.25 per unit for gross proceeds of $27,499,999 under a brokered private placement. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share of the Company for $1.75 for a term of 18 months. Values of $22,884,954 and $4,615,045 were allocated to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. In connection with the private placement, the Company paid cash commissions of $920,871 and issued 629,370 agent unit warrants. Each agent unit warrant entitles the agent to purchase one unit, with the characteristics described above, for $1.25 expiring on January 9, 2009. The fair value of the agent unit warrants was computed to be $568,533 using the Black-Scholes option-pricing model and was recorded as a share issuance cost. The Company also incurred other share issuance costs of $199,287.

(vii)

On July 27, 2007, the Company issued 1,000,000 common shares to acquire the Fond du Lac Project. The shares were valued at $1,260,000. Refer to Note 7(d).

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options

On March 30, 2007, the Company assumed a stock option plan (the “Plan”) from Nevada Star in a reverse takeover transaction (see Note 2). The Plan allowed for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. On April 13, 2007, the Company completed a reverse stock split causing shares available for issuance under the Plan to decrease to 1,400,000. The board of directors approved an amendment to the Plan to increase the number of shares reserved for issuance from 1,400,000 to 4,300,000. The amendment was approved by the Company’s shareholders on May 30, 2007. The exercise price for each option granted under the Plan is determined by the board of directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. The vesting period of options is set by the board of directors.

Stock option activity since May 18, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, May 18, 2006	—	—
Granted	100,000	0.20

Outstanding, November 30, 2006 (Note 2)	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20

Outstanding, November 30, 2007	3,650,000	0.99

The following table summarizes stock options outstanding and exercisable at November 30, 2007:

Options Outstanding				Options Exercisable
Exercise Prices $	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

0.79	600,000	2.8	0.79	300,000	0.79
0.90	2,225,000	2.3	0.90	2,225,000	0.90
1.07	100,000	2.9	1.07	100,000	1.07
1.30	250,000	2.5	1.30	250,000	1.30
1.45	100,000	2.5	1.45	100,000	1.45
1.50	250,000	2.5	1.50	125,000	1.50
1.55	125,000	2.5	1.55	125,000	1.55

	3,650,000	2.5	0.99	3,225,000	0.99

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

Stock options outstanding at November 30, 2007 expire between March 27, 2010 and October 31, 2010.

(d)

Warrants

Warrant activity since May 18, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, May 18, 2006 and November 30, 2006 (Note 2)	—	—
Issued	20,000,004	1.66

Outstanding, November 30, 2007	20,000,004	1.66

The weighted average fair value of each warrant issued was $1.23 computed using the Black-Scholes option-pricing model at the date of each issuance. Warrants outstanding at November 30, 2007 expire between September 30, 2008 and May 11, 2010. As at November 30, 2007, the Company has committed to issuing 500,000 warrants should it earn a 50% interest in the Exploration Syndicate, Inc. mineral properties as disclosed in Note 7(g). These have not been considered as outstanding in the above table.

(e)

Agent Share Warrants

Agent share warrant activity since May 18, 2006 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, May 18, 2006 and November 30, 2006 (Note 2)	—	—
Issued	500,000	0.90

Outstanding, November, 2007	500,000	0.90

During the year ended November 30, 2007, the Company issued 500,000 agent share warrants to purchase 500,000 common shares of the Company in connection with the private placement described in Note 8(b)(v). The weighted average fair value of each agent share warrant issued was $0.59 computed using the Black-Scholes option-pricing model at the date of issuance. Agent share warrants outstanding at November 30, 2007 expire September 30, 2008.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(f)

Agent Unit Warrants

Agent unit warrant activity since May 18, 2006 is presented below:

	Number of Units	Weighted Average Exercise Price $

Outstanding, May 18, 2006 and November 30, 2006 (Note 2)	—	—
Issued	629,370	1.25

Outstanding, November 30, 2007	629,370	1.25

During the year ended November 30, 2007, the Company issued 629,370 agent unit warrants to purchase 629,370 units in connection with the private placement described in Note 8(b)(vi). The weighted average fair value of each agent unit warrant issued was $0.90 computed using the Black-Scholes option-pricing model at the date of issuance. Agent unit warrants outstanding at November 30, 2007 expire January 9, 2009.

9.

CONTRIBUTED SURPLUS

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006

Balance, beginning of period	$2,700	$—
Stock-based compensation expense	2,311,488	2,700
Relative fair value of warrants issued in private placements	6,221,887	—
Fair value of agent share warrants issued for share issue costs	297,062	—
Fair value of agent unit warrants issued for share issue costs	568,533	—
Fair value of warrants issued for mineral properties	1,963,411	—
Amount transferred to share capital upon exercise of stock options	(2,700)

Balance, end of period	$11,362,381	$2,700

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

10.

STOCK-BASED COMPENSATION

During the year ended November 30, 2007, the Company granted 3,650,000 stock options to directors, officers, employees and consultants of the Company (period from May 18, 2006 to November 30, 2006 – 100,000). The weighted average fair value of each option granted was $0.69 (period from May 18, 2006 to November 30, 2006 - $0.03) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006

Expected option lives	3.0 years	0.2 years
Risk-free interest rate	4.1%	4.2%
Expected dividend yield	0%	0%
Expected stock price volatility	88.3%	84.2%

During the year ended November 30, 2007, the Company recognized $2,311,488 of compensation cost (period from May 18, 2006 to November 30, 2006 - $2,700) of which $2,071,766 has been recorded in wages and benefits expense (period from May 18, 2006 to November 30, 2006 - $2,700) and $239,722 has been recorded in consulting expenses in the statement of operations (period from May 18, 2006 to November 30, 2006 - $nil).

11.

INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

11.

INCOME TAXES (continued)

(a)

Future Income Tax Assets and Liabilities

The significant components of the Company’s future tax assets are as follows:

	November 30, 2007	November 30, 2006

Future income tax assets:
Non-capital tax losses carried forward	$1,355,000	$44,000
Share issue costs	524,000	—
Property and equipment	6,000	—
Cumulative eligible capital	4,000
Canadian exploration and development expenses	872,000	—

Total gross future income tax assets	2,761,000	44,000
Valuation allowance	(2,761,000)	(44,000)

Net future income tax assets	$—	$—

(b)

Non-Capital Losses

As at November 30, 2007, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $4,170,000 expiring as follows:

$

2008	216,000
2009	446,000
2010	159,000
2014	96,000
2015	19,000
2026	242,000
2027	2,992,000
4,170,000

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

11.

INCOME TAXES (continued)

(c)

Income Tax Reconciliation

Income tax expense presented in the statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 32.5% (period from May 18, 2006 to November 30, 2006 – 34.1%) to income before income taxes as follows:

	November 30, 2007	Period from May 18, 2006 to November 30, 2006

Income tax recovery expected at statutory rates	$2,510,812	$47,236
Change in reserves	1,042,000	—
Timing differences in mineral properties	984,000	—
Timing differences in property and equipment	7,000	—
Non-deductible items	(1,615,000)	—
Change in valuation allowance	(2,717,000)	(44,000)
Other	(211,812)	(3,236)

Income tax recovery	$—	$—

12.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 43,644,922 (period from May 18, 2006 to November 30, 2006 – 6,816,500). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.

SUPPLEMENTARY CASH FLOW INFORMATION

	Year Ended November 30, 2007	(Note 2) Period from May 18, 2006 to November 30, 2006

Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 2)	$9,761,516	$—
Common shares issued for acquisition of mineral property	1,260,000	—
Warrants issued for acquisition of mineral property	1,963,411	—
Agent share warrants issued as financing commissions	297,062	—
Agent unit warrants issued as financing commissions	568,533	—

Cash paid for:
Interest	32,830	—
Income taxes	$57,937	$—

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

14.

RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended November 30, 2007, the Company entered into the following transactions with related parties:

(a)

The Company paid legal firms, of which a director of the Company was a principal during the year, $348,536 (period from May 18, 2006 to November 30, 2006 - $nil) for legal services.

(b)

The Company paid directors of the Company, and companies controlled by directors of the Company, $271,170 (period from May 18, 2006 to November 30, 2006 - $29,225) for consulting services.

During the period from May 18, 2006 to November 30, 2006, the Company borrowed and repaid a loan of $110,000 from a company controlled by a director of the Company. The loan was unsecured and non-interest bearing.

As described in Note 7 (h), the Company has entered into an Option Agreement with Manicouagan Minerals Inc., of which a member of the Company’s Board of Directors is the Founder and a significant shareholder.

The above transactions were in the normal course of operations and have been recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

15.

FINANCIAL INSTRUMENTS

(a)

Fair Values of Financial Instruments

The Company has various financial instruments comprising of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

(b)

Concentration of Credit Risk

The Company maintains all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

(c)

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. Fluctuation in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

16.

SEGMENT DISCLOSURES

The Company’s property and equipment and mineral properties by geographic distribution are as follows:

November 30, 2007	Canada	United States	Total

Property and equipment	$27,258	$—	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123
	$22,399,756	$13,129,625	$35,529,381

November 30, 2006 (Note 2)	Canada	United States	Total

Property and equipment	$—	$—	$—
Mineral properties	1,190,652	—	—
	$—	$—	$—
–

17.

SUBSEQUENT EVENTS

On December 6, 2007 the Company entered a 50-50 Joint Venture Agreement with Crowflight Minerals Inc. to explore for and develop nickel deposits on properties controlled by both parties proximal to the Pure Nickel’s past producing Manibridge Nickel Mine, approximately 20 kilometres south of the town of Wabowden, Manitoba. Pursuant to the terms of the agreement, each party will contribute properties and $3 million each over a three year period to fund preliminary exploration activities within the joint venture area. Pure Nickel will contribute two claims (ORE 5 and ORE 6) to the joint venture area and Crowflight Minerals Inc. contributes six claims (DOG 1-3,5,7,10) and three other claims it is acquiring from other parties. Furthermore Pure Nickel also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“US GAAP”). As disclosed in Note 3, a significant difference between Canadian and US GAAP impacting the Company’s consolidated financial statements relates to the accounting treatment of mineral property exploration expenditures. Under Canadian GAAP, an enterprise may capitalize mineral property expenditures, including acquisition, exploration and development costs, if the enterprise considers such costs to have the characteristics of property, plant and equipment. Mineral property expenditures that are not considered to have the characteristics of property, plant and equipment are expensed as incurred. An enterprise applies the method of accounting for mineral property expenditures that it considers to be appropriate to its operations and applies the method consistently to all its properties. As disclosed in Note 4(f), the Company capitalizes acquisition and exploration costs when incurred, and capitalizes development costs once a mineral property is determined to be economically viable.

As at November 30, 2007, the Company has not yet identified economically recoverable reserves on any of its mineral properties. Mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. During the year ended November 30, 2007, the Company determined that the value of its Fox River mineral property was not recoverable and recorded an impairment charge of $2,659,219 in the statement of operations. The Company has not identified any events and changes in circumstances that indicated the carrying values of its other mineral properties may not be recoverable.

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, (“Whether Mineral Rights are Tangible or Intangible Assets”), exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7.

The Company assesses the carrying costs for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. Under SFAS No. 144, mineral properties are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, with further guidance as provided under EITF 04-03, “Mining Assets – Impairment and Business Combinations”. This guidance is consistent with Canadian GAAP and accordingly, during the year ended November 30, 2007, for US GAAP purposes, the Company determined that the value of its Fox River mineral property was not recoverable and recorded an impairment charge of $2,659,219 in the statement of operations.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2007 AND 2006

(Expressed in Canadian Dollars)

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and US GAAP had the following effects on the Company’s financial statements.

(i)

Net Loss and Loss per Share

	Year Ended November 30, 2007	Period from May 18, 2006 to November 30, 2006

Net loss under Canadian GAAP	$(7,725,575)	$(138,523)
Capitalized expenditures on unproven mineral properties	(34,311,471)	(1,190,652)

Net loss under US GAAP	$(42,037,046)	$(1,329,175)

Loss per share under US GAAP – basic and diluted	$(0.96)	$(0.19)

(ii)

Mineral Properties

	November 30, 2007	November 30, 2006

Mineral properties under Canadian GAAP	$35,502,123	$1,190,652
Capitalized expenditures on unproven mineral properties	(35,502,123)	(1,190,652)

Mineral properties under US GAAP	$—	$—

(iii)

Deficit

	November 30, 2007	November 30, 2006

Deficit under Canadian GAAP	$(7,864,098)	$(138,523)
Capitalized expenditures on unproven mineral properties	(35,502,123)	(1,190,652)

Deficit under US GAAP	$(43,366,221)	$(1,329,175)

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS OF NEVADA STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at November 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2006 and August 31, 2005 and the three-month period ended November 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended November 30, 2006 and August 31, 2005 and the three-month period ended November 30, 2005 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 11.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 13, 2007

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

	2006	2005
ASSETS

Current
Cash	$26,331	$448,872
Other receivables [Note 13]	3,372,498	1,500
Prepaid expenses	7,681	4,843
	3,406,510	455,215
Investment in and expenditures on resource properties [Note 5]	8,778,671	8,677,588
Equipment [Note 6]	17,021	34,686
Deferred costs	19,092	—

	$12,221,294	$9,167,48

LIABILITIES

Current
Accounts payable and accrued expenses	$116,311	$46,616
Income taxes payable	100,000	—
	216,311	46,616
SHAREHOLDERS' EQUITY

Share capital [Notes 7 (a) (b) (c) (d)]	15,176,262	15,163,762
Contributed surplus [Note 7 (e)]	1,175,501	1,166,177
Cumulative translation adjustment	381,431	381,431
Deficit	(4,728,211)	(7,590,497)
	12,004,983	9,120,873

	$12,221,294	$9,167,489

Commitment [Note 12]

APPROVED ON BEHALF OF THE BOARD:

"Robert Angrisano"	"Monty Moore"
Director	Director

See notes to consolidated financial statements

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

	2006 (12 months)	2005 (3 months)	2005 (12 months)
GENERAL AND ADMINISTRATIVE EXPENSES

Wages and benefits	$101,731	$25,006	$118,824
Professional fees	103,804	29,229	68,306
Office and miscellaneous	46,765	10,216	35,465
Promotion, advertising and investor relations	33,165	8,594	39,432
Transfer agent and filing fees	14,149	1,018	7,212
Amortization	10,116	2,913	15,042
Stock-based compensation [Notes 7 (c) (e)]	9,324	52,486	643,884
Consulting	8,986	2,548	12,814
Travel	8,547	4,104	7,385
Interest and bank charges	1,121	147	24,415

Loss before other items	(337,708)	(136,261)	(975,115)

OTHER ITEMS

Gain on sale of resource property [Note 13]	3,274,828	—	—
Interest income	16,295	210	5,949
Gain on sale of equipment	7,260	—	—
Gain (loss) on translation of foreign currency	1,611	(944)	(256)
	3,299,994	(734)	5,693
Earnings (loss) before income taxes	2,962,286	(136,995)	(969,422)
Income taxes	(100,000)	—	—

NET EARNINGS (LOSS)	2,862,286	(136,995)	(969,422)

Deficit, beginning of period	(7,590,497)	(7,453,502)	(6,484,080)

DEFICIT, end of period	$(4,728,211)	$(7,590,497)	$(7,453,502)

NET EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED	$0.04	$(0.00)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	84,286,684	84,254,452	75,981,115

See notes to consolidated financial statements

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

	2006 (12 months)	2005 (3 months)	2005 (12 months)
OPERATIONS
Net earnings (loss)	$2,862,286	$(136,995)	$(969,422)
Items not involving cash:
Amortization	10,116	2,913	15,042
Stock-based compensation	9,324	52,486	643,884
Gain on sale of equipment	(7,260)	—	—
Gain on sale of resource property	(3,274,828)	—	—
	(400,362)	(81,596)	(310,496)

Increase (decrease) in non-cash working capital related to operations:
Increase (decrease) in accounts payable and accrued expenses	69,695	(686)	(93,993)
Decrease (increase) in prepaid expenses	(2,838)	733	(1,351)
Decrease (increase) in other receivables	(64,596)	15,277	(15,993)
Increase in income taxes payable	100,000	—	—

Total Cash Flows Used in Operating Activities	(298,101)	(66,272)	(421,833)

INVESTING

Proceeds on sale of equipment	22,475	—	—
Option payments and cost recoveries	—	26,309	268,116
Acquisition of equipment	(7,666)	(764)	(5,705)
Deferred costs	(19,092)	—	—
Deferred exploration and development costs, net	(120,157)	(175,045)	(501,478)

Total Cash Flows used in investing Activities	(124,440)	(149,500)	(239,067)

FINANCING
Shares issued for cash	—	10,610	58,585
Convertible debenture	—	—	30,901

Total Cash Flows Provided by Financing Activities	—	10,610	89,486

Cash flows used	(422,541)	(205,162)	(571,414)

Cash, beginning of period	448,872	654,034	1,225,448

CASH, end of period	$26,331	$448,872	$654,034

SUPPLEMENTAL CASH FLOW INFORMATION

Shares issued under convertible debenture	$—	$—	$672,882
Shares issued for mineral properties	$12,500	$—	$15,000

See notes to consolidated financial statements

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.) ("MAN"), a Washington corporation. All significant inter-company balances and transactions have been eliminated.

The Company applies accounting principles generally accepted in Canada and reports in U.S. $.

2.

COMPARATIVE FIGURES

The Company changed its fiscal year end from August 31 to November 30 effective November, 2005. The comparative figures for the consolidated statements of operations and deficit and cash flows are for the three months ended November 30, 2005 and the twelve months ended August 31, 2005.

Certain comparative figures are reclassified to conform to the current period's presentation.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration and development

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)

Exploration and development (continued)

However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(b)

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

(c)

Amortization

Amortization of equipment is calculated on a declining balance basis at the following annual rates:

Vehicles	30%
Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

(d)

Foreign currency translation

Amounts recorded in foreign currency are translated into United States dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

(e)

Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation and other stock-based payments. These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s financial statements using the fair value method. Under this method, compensation costs are measured at the grant date based on the fair value of the award and are to be recognized over their vesting period, with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase in capital stock.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows. The more significant areas requiring the use of estimates include impairment testing on resource properties, stock-based compensation and determination of the valuation allowance for future income tax assets. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

(g)

Net earnings (loss) per share

The Company uses the "treasury stock method" in computing earnings (loss) per share. Under this method, basic earnings (loss) per share is computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued.

(h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

(i)

Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of loss. The increase in the carrying value of the asset is amortized on the same basis as reserve properties and deferred exploration costs. The Company had no asset retirement obligation as of November 30, 2006 and 2005.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

4.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, other receivables, and accounts payable and accrued expenses, approximate their fair value because of the short-term maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Foreign exchange risk

The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company's transactions.

5.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Properties, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
Balance, August 31, 2005	$125,905	$3,710,908	$4,680,533	$11,506	$8,528,852
Expenditures for period
Property acquisition	—	—	76,807	—	76,807
Holding costs	4,607	—	34,572	—	39,179
Drilling and exploration	—	—	15,606	—	15,606
Assays	—	—	10,316	—	10,316
Costs recovered	—	—	(8,844)	—	(8,844)
Travel	—	—	8,823	—	8,823
Geological consulting	—	—	5,605	—	5,605
Recording fee	648	506	90	—	1,244
	5,255	506	142,975	—	148,736

Balance, November 30, 2005	$131,160	$3,711,414	$4,823,508	$11,506	$8,677,588
Expenditures for period
Property acquisition	42	—	137,712	3,875	141,629
Holding costs	—	—	73,628	—	73,628
Drilling and exploration	—	—	17,289	—	17,289
Legal	—	15,819	—	—	15,819
Geological consulting	—	—	13,599	—	13,599
Travel	—	428	11,583	—	12,011
Recording fee	372	290	344	—	1,006
Recovery of costs	(100,000)	(35,000)	(7,324)	—	(142,324)
Sale of property	(31,574)	—	—	—	(31,574)
	(131,160)	(18,463)	246,831	3,875	101,083

Balance, November 30, 2006	$—	$3,692,951	$5,070,339	$15,381	$8,778,671

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

5.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(a)

Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to and made payments totaling $275,000 to May 2, 2005 and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10 year terms.

On October 26, 2006, the Company has entered into an agreement to sell its Gold Hill sliding-scale net smelter return ("NSR") royalty to Royal Gold, Inc. for US $3.7 million, less previously paid royalties (Note 13).

(b)

OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can receive a one-year extension by notifying the Company before the date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within 12 months. WUCC must also honor the Company's obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one year extension.

(c)

MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. ("MAN").

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

5.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(c)

MAN Project, Alaska (continued)

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA can earn a 51 percent interest in area 1, the Dunite Hill/Lake Fish area, by spending a total of $12 million by December 31, 2008. Anglo USA has the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Expenditures incurred by Anglo USA during the calendar year ended December 31, 2006 amounted to $683,319. Anglo USA spent a total of $2,812,986 on the project. During the year ended November 30, 2006, Anglo USA terminated this agreement.

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual installments over three years (100,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost. During the year ended November 30, 2006, these warrants expired unexercised.

(d)

Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN.

6.

EQUIPMENT

	Cost	2006 Accumulated Amortization	Net	Cost	2005 Accumulated Amortization	Net
Mining equipment	$24,356	$17,609	$6,747	$24,356	$14,717	$9,639
Office equipment	17,744	11,016	6,728	10,840	6,310	4,530
Computer hardware and software	11,785	8,239	3,546	11,079	10,195	884
Vehicles	—	—	—	51,018	31,385	19,633

	$53,885	$36,864	$17,021	$97,293	$62,607	$34,686

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

7.

SHAREHOLDERS' EQUITY

(a)

Authorized:

Unlimited number of common shares without nominal or par value.

(b)

Issued:

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	84,219,287	$15,163,762	84,219,287	$15,149,354
Shares issued for mineral properties	50,000	12,500	—	—
Options exercised	—	—	50,000	14,408
Balance, end of period	84,319,287	$15,176,262	84,269,287	$15,163,762

The Company had no shares held in escrow.

(c)

Stock options

The changes in stock options for the period ended November 30, 2006 and 2005 were as follows:

	2006		2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,620,000	$0.30	5,670,000	$0.30
Exercised	—	—	(50,000)	(0.21)
Cancelled or expired	(1,870,000)	(0.22)	—	—
Outstanding, end of year	3,750,000	$0.34	5,620,000	$0.30

On January 29, 2004 the Company's shareholders approved a Stock Option Plan. The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

No stock options were granted during the years ending November 30, 2006 and 2005.

The following table summarizes the information about stock options outstanding and exercisable at November 30, 2006:

Exercise Price Per Share	Number Outstanding At November 30, 2006	Weighted Average Remaining Contractual life	Weighed Average Exercise Price

$0.32-0.35	3,750,000	0.41 years	$0.34

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

7.

SHAREHOLDERS' EQUITY (continued)

(c)

Stock options (continued)

The Company uses the Black-Scholes option valuation model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.04%
Expected dividend yield	0%
Expected stock price volatility	119%
Expected life of options	3 years

The above noted assumptions were used to calculate the stock based compensation for options issued during the 2004 fiscal period which vested over three years.

(d)

Warrants

The Company has stock warrants expired at November 30, 2006 as follows:

Exercise Price	Outstanding November 30, 2005	Issued (Expired)	Exercised	Outstanding November 30, 2006	Expiry date
$0.75	3,127,900	(3,127,900)	—	—	April 28, 2006
$0.42 Cdn	300,000	(300,000)	—	—	July 29, 2006

	3,427,900	(3,427,900)	—	—

(e)

Contributed Surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2006	2005
Contributed surplus at beginning of period	$1,117,489	$1,117,489
Add: Stock based compensation for the period	9,324	52,486
Less: Stock options exercised	—	(3,798)
Contributed surplus at end of period	$1,175,501	$1,166,177

8.

RELATED PARTY TRANSACTIONS

During the year ended November 30, 2006, the Company sold a vehicle for $18,145 to a company controlled by a director.

During the year ended November 30, 2006, the Company paid salaries of $80,000 (November 30, 2005:$20,000, August 31, 2005: $155,802) to a director and officer employed as President.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

9.

SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company's mineral interests are located in the United States of America.

10.

INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

Available to	Amount
2007	$71,000
2008	215,000
2009	446,000
2010	159,000
2015	115,000
2026	133,000
$1,139,000

The components of the future income tax assets are as follows:

	2006	2005
Future income tax assets
Non-capital loss carry-forwards	$1,139,000	$1,062,000
Unused cumulative foreign exploration and development expense	9,700,115	9,592,458
Unused cumulative Canadian exploration and development expenses	26,582	26,582
	10,865,697	10,681,040
Appropriate tax rate	34.12%	34.12%
	3,707,376	3,644,371
Less: Valuation allowance	(3,707,376)	(3,644,371)
	$—	$—

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

10.

INCOME TAX LOSSES (continued)

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2007 through 2026. The exploration and development expenses can be carried forward indefinitely.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006 (12 months)	2005 (3 months)	2005 (12 months)
	34.12%	34.12%	35.62%
Income tax liability (benefit) computed at statutory rates	$1,010,732	(48,798)	(368,380)
Non-deductible stock-based compensation expense	3,181	19,168	244,676
Unrecognized tax losses	(913,913)	29,630	123,704

Income tax provision	$100,000	—	—

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post retirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(a)

Recent accounting pronouncements (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 3(a)). Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining object or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

(c)

Reconciliation of total assets, liabilities and shareholders' equity:

	November 2005	August 2005

Total assets for Canadian GAAP	$12,221,294	$9,167,489

Adjustments to US GAAP - Deferred Expenditures	(8,778,671)	(8,677,588)

Total assets for US GAAP	$3,442,623	$489,901

Total liabilities per Canadian and US GAAP	$216,311	$46,616

Total equity for Canadian GAAP	$12,004,983	$9,120,873

Adjustments to US GAAP	(8,778,671)	(8,677,588)

Total equity for US GAAP	3,226,312	443,285

Total equity and liabilities for US GAAP	$3,442,623	$489,901

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP:

	2006 (12 months)	2005 (3 months)	2005 (12 months)
Statement of operations
Reconciliation of net earnings (loss) from Canadian GAAP to
US GAAP
Net earnings (loss) per Canadian GAAP	$2,862,286	$(136,995)	$(969,422)
Exploration and development costs net	(101,083)	(148,736)	(248,362)

Net earnings (loss) per US GAAP	$2,761,203	$(285,731)	$(1,217,784)

Net earnings (loss) per share in accordance with:
Canadian GAAP	$0.04	$—	$(0.01)
Total differences	(0.01)	—	(0.01)

Net earnings (loss) per share in accordance with US GAAP	0.03	—	(0.02)

Weighted average number of shares outstanding	84,286,684	84,254,452	75,981,115

(e)

Comprehensive loss

	2006 (12 months)	2005 (3 months)	2005 (12 months)

Net loss per US GAAP	$2,761,203	$(285,731)	$(1,217,784)
Other comprehensive income (loss)	—	—	—

Comprehensive loss per US GAAP	$2,761,203	$(285,731)	$(1,217,784)

(f)

Capital stock

	2006 (12 months)	2005 (3 months)	2005 (12 months)

Capital stock per Canadian GAAP	$15,176,262	$15,163,762	$15,149,354
Stock-based compensation adjustment	1,175,501	1,166,177	1,117,489

Capital stock per US GAAP	$16,351,763	$16,329,939	$16,266,843

Under Canadian GAAP stock-based compensation is accounted for through contributed surplus while the options are unexercised. When exercised the amounts are transferred to share capital. Under US GAAP stock based compensation is always accounted for through additional paid-in capital.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(g)

Reconciliation of cash flows reported in Canadian GAAP and US GAAP

	2006 (12 months)	2005 (3 months)	2005 (12 months)

Cash used in operating activities under Canadian GAAP	$(298,101)	$(66,272)	$(421,833)
Adjustments to US GAAP	—	—	—
Deferred exploration costs prior to the establishment of proven and probable reserves	(101,083)	(148,736)	(248,362)

Cash used in operating activities under US GAAP	$(399,184)	$(215,008)	$(670,195)

Cash used in investing activities under Canadian GAAP	$(124,440)	$(149,500)	$(239,067)
Deferred exploration costs prior to the establishment of proven and probable reserves	101,083	148,736	248,362

Cash provided (used) in investing activities under US GAAP	$(23,357)	(764)	9,295

Cash provided by financing activities under US andCanadian GAAP	$—	10,610	89,486

12.

COMMITMENT

The Company entered into a rental agreement for executive office space in Vancouver, British Columbia, on February 1, 2005. Monthly rental amounts of $950 are due for a period of one year.

13.

SUBSEQUENT EVENTS

(a)

On October 13, 2006, the Company entered into an agreement to acquire 100% of the shares of Pure Nickel Inc. ("Pure Nickel"). Pure Nickel is a private Canadian exploration company engaged in the business of mineral exploration in the provinces of Saskatchewan and Manitoba, Canada. This transaction, which has been negotiated at arm's length, will constitute a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company will issue approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire 100% of Pure Nickel. Upon completion of the transaction, the combined company will have approximately 176 million shares outstanding and the basic ownership split will be approximately 50% the Company and 50% Pure Nickel. The transaction is to be approved at a special meeting of the shareholders of the Company. The transaction is subject to completion of due diligence, approval from a minimum of 66 2/3% of the Company’s disinterested shareholders’ votes cast at the Company’s special meeting, and receipt of all regulatory and court approvals.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2006 AND 2005 AND AUGUST 31, 2005 [NOTE 2]

(U.S. Dollars)

13.

SUBSEQUENT EVENTS (continued)

(b)

On October 20, 2006, the Company entered into an agreement to sell its sliding scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for $3.7 million, less previously paid royalties of $375,000. On December 13, 2006, the Company received net proceeds of $3.3 million.

(c)

On December 29, 2006 and further updated on March 8, 2007, the Company announced a brokered private placement. A total of up to 10,000,000 units (the "Units") at a price of Cdn $0.90 per Unit for gross proceeds of up to approximately Cdn $9 million. Each Unit consists of one common share and one half of one common share purchase warrant (the "Warrant"). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of Cdn $1.20 for a period of eighteen months from closing. The agent will be paid a cash commission equal to 7% of the gross proceeds and granted compensation warrants equal to 5% of the aggregate units sold under the Offering, exercisable for a period of eighteen months from closing.

SmytheRatcliffe.com

7th Floor, Marine Building

355 Burrard Street

Vancouver, B.C. V6C 2G8

facsimile: 604.688.4675

telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF NEVADA STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at November 30, 2005 and August 31, 2005 and the consolidated statements of operations and deficit, and cash flows for the three months ended November 30, 2005 and for the year ended August 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and standards of the Public Company Accounting Oversight Board (PCAOB) (US). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and August 31, 2005 and the results of its operations and its cash flows for the three months ended November 30, 2005 and for the year ended August 31, 2005 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 12.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, British Columbia
February 23, 2006

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board (PCAOB) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated February 23, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe” (signed)

Chartered Accountants

Vancouver, British Columbia

February 23, 2006

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

	November 30, 2005	August 31, 2005
ASSETS
Current
Cash	$448,872	$654,034
Other receivables	1,500	16,777
Prepaid expenses	4,843	5,576
	455,215	676,387
Investment in and expenditure on resource properties [Note 6]	8,677,588	8,528,852
Equipment [Note7]	34,686	36,835

	$9,167,489	$9,242,074

LIABILITIES

Current	$46,616	$47,302
Accounts payable and accrued liabilities

SHAREHOLDERS' EQUITY

Capital stock [Note 8 (a)(b)(c)(d)]	15,163,762	15,149,354
Contributed surplus [Note 8 (e)]	1,166,177	1,117,489
Cumulative translation adjustment	381,431	381,431
Deficit	(7,590,497)	(7,453,502)

	9,120,873	9,194,772

	$9,167,489	$9,242,074

Commitment [Note 13]

APPROVED ON BEHALF OF THE BOARD:

“Robert Angrisano”	“Monty Moore”
Director	Director

See notes to consolidated financial statements

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

	November 2005 (3 months)	August 2005 (12 months)

GENERAL AND ADMINISTRATIVE EXPENSES

Stock-based compensation [Note 8 (c)(e)]	$52,486	$643,885
Professional fees	29,229	68,306
Wages and benefits	25,006	118,824
Office and miscellaneous	10,216	35,464
Promotion and investor relations	8,594	39,432
Travel	4,104	7,385
Amortization	2,913	15,042
Consulting	2,548	12,814
Transfer agent and filing fees	1,018	7,212
Loss of translation of foreign currency	944	256
Interest and bank charges	147	24,415
Project research	—	2,336
Interest income	(210)	(5,949)

NET LOSS	136,995	969,422

Deficit, beginning of period	7,453,502	6,484,080

DEFICIT, end of period	$7,590,497	$7,453,502

NET LOSS PER SHARE – BASIC	$0.002	$0.013

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	84,254,452	75,981,115

See notes to consolidated financial statements

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

	November 2005 (3 months)	August 2005 (12 months)
OPERATIONS
Net loss	$(136,995)	$(969,422)
Items not involving cash:
Stock-based compensation	52,486	643,884
Amortization	2,913	15,042
	(81,596)	(310,496)
Increase (decrease) in non-cash working capital balances related to operations:
Increase in other receivables	15,277	(15,993)
Increase in prepaid expenses	733	(1,351)
Decrease in accounts payable	(686)	(93,993)

Total outflow of cash from operations	(66,272)	(421,833)

INVESTING

Deferred exploration and development costs	(175,045)	(501,478)
Option payments and cost recoveries	26,309	268,116
Acquisition of fixed assets	(764)	(5,705)

Total cash flow used in investing activities	(149,500)	(239,067)

FINANCING

Shares issued for cash	10,610	58,585
Convertible debenture	—	30,901

Total cash flows provided by financing activities	10,610	89,486

Cash flows used	(205,162)	(571,414)

Cash, beginning of period	654,034	1,225,448

CASH, end of period	$448,872	$654,034

SUPPLEMENTAL CASH FLOW INFORMATION
Shares issued under convertible debenture	$—	$672,882
Shares issued for mineral properties	$—	$15,000

See notes to consolidated financial statements

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.) ("MAN"), a Washington Corporation. All significant inter company balances and transactions have been eliminated.

The Company applies accounting principles generally accepted in Canada and reports in U.S.$ (notes 2 and 3).

The Company changed its fiscal year end from August 31 to November 30 effective November, 2005.

Certain comparative figures are reclassified to conform to the current period’s presentation.

2.

GOING CONCERN

These financial statements have been prepared on a going concern basis, which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has experienced significant losses since inception. At November 30, 2005 the Company had working capital (current assets over current liabilities) of $408,599 and has an accumulated deficit of $7,590,497.

The Company's consolidated financial statements have been prepared under the assumptions of going concern. Failure to arrange adequate financing on acceptable terms and to achieve profitability would have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company and ultimately its ability to continue as a going concern. The consolidated financial statements do not give effect to any adjustments that might be necessary if the Company were unable to meet its obligations or continue operations

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration and development

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)

Exploration and development (continued)

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(b)

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

(c)

Amortization

Amortization of equipment is calculated on a declining balance basis at the following annual rates:

Vehicles	30%
Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign currency translation

Amounts recorded in foreign currency are translated into United States dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

(e)

Stock-based compensation

Effective February 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation and other stock-based payments. These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s financial statements using the fair value method. Under this method, compensation costs are measured at the grant date based on the fair value of the award and are to be recognized over their vesting period.

(f)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows. The more significant areas requiring the use of estimates include impairment testing on mineral properties and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

(g)

loss per share

The Company uses the "treasury stock method" in computing losses per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the period.

For the periods ended November 30, and August 31, 2005, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

4.

CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company retroactively adopted the new Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's mineral properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of loss. The increase in the carrying value of the asset is amortized on the same basis as mineral properties and deferred exploration costs. This change in accounting policy has no material effect on the Company's prior or current year financial statements.

5.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying value of cash, other receivables, and accounts payable and accrued liabilities, approximate their fair value because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Foreign exchange risk

The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transaction into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company's transactions.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

6.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Property, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
Balance, August 31, 2004	$225,078	$3,710,018	$4,338,419	$6,975	$8,280,490
Expenditures for year
Drilling and exploration	—	—	201,912	—	201,912
Holding costs	827	457	171,029	12	172,325
Property acquisition	—	—	57,525	3,875	61,400
Geological consulting	—	—	46,964	644	47,608
Travel	—	433	25,707	—	26,140
Assays	—	—	6,900	—	6,900
Recording fee	—	—	193	—	193
Option payments	(100,000)	—	—	—	(100,000)
Recovery of costs	—	—	(168,116)	—	(168,116)

	(99,173)	890	342,114	4,531	248,362

Balance, August 31, 2005	$125,905	$3,710,908	$4,680,533	$11,506	$8,528,852
Expenditures for period
Property acquisition	—	—	76,807	—	76,807
Holding costs	4,607	—	34,572	—	39,179
Drilling and exploration	—	—	15,606	—	15,606
Assays	—	—	10,316	—	10,316
Costs recovered	—	—	(8,844)	—	(8,844)
Travel	—	—	8,823	—	8,823
Geological consulting	—	—	5,605	—	5,605
Recording fee	648	506	90	—	1,244

	5,255	506	142,975	—	148,736

Balance, November 30, 2005	$131,160	$3,711,414	$4,823,508	$11,506	$8,677,588

(a)

Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to and made payments totaling $275,000 to May 2, 2005 and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed  $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10 year terms.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

6.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(b)

OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

On December 17, 2003, the Company announced that Western Utah Copper Company ("WUCC") exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the agreement, WUCC has three years to put the property into production and must honour the Company's obligations to prior leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

(c)

MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc.

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA can earn a 51 percent interest in area 1, the Dunite Hill/Fish Lake area, by spending a total of $12 million by December 31, 2008. Anglo USA has the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Expenditures incurred by Anglo USA during the calendar year ended December 31, 2005 amounted to $1,857,295.

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual installments over three years (100,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost.

(d)

Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

7.

EQUIPMENT

	Cost	November 30, 2005 Accumulated Amortization	Net	Cost	August 31, 2005 Accumulated Amortization	Net
Vehicles	$51,018	$31,385	$19,633	$51,018	$29,793	$21,225
Mining equipment	24,356	14,717	9,639	24,356	13,936	10,420
Computer hardware and software	11,079	6,310	4,769	10,327	5,816	4,511
Office equipment	10,840	10,195	645	10,840	10,161	679

	97,293	62,607	34,686	96,541	59,706	36,835

8.

SHAREHOLDERS' EQUITY

(a)

Authorized:

Unlimited number of common shares without nominal or par value.

(b)

Issued:

	November 30, 2005		August 31, 2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	84,219,287	$15,149,354	77,651,262	$14,402,887

Options exercised	50,000	14,408	—	—
Warrants exercised	—	—	167,385	58,585
Shares issued for mineral properties	—	—	50,000	15,000
Convertible debenture converted	—	—	6,350,640	672,882

Balance, end of period	84,269,287	$15,163,762	84,219,287	$15,149,354

The Company had no shares held in escrow.

(c)

Stock options

The changes in stock options for the periods ended November 30, 2005 and August 31, 2005 were as follows:

	November 30, 2005		August 31, 2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,670,000	$0.30	5,400,000	$0.37
Granted	—	—	420,000	0.31
Exercised	(50,000)	(0.21)	—	0.00
Cancelled or expired	—	—	(150,000)	(0.21)

Outstanding, end of period	5,620,000	$0.30	5,670,000	$0.30

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

8.

SHAREHOLDERS' EQUITY (continued)

(c)

Stock options (continued)

On January 29, 2004 the Company's shareholders approved a Stock Option Plan. The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

During the year ended August 31, 2005,

(i)

The Company granted a total of 300,000 stock options to an employee at an exercise price of $0.31 per common share. Stock options are subject to a vesting over a three-year period, with 100,000 vesting January 4, 2006, 100,000 vesting January 4, 2007 and 100,000 vesting January 4, 2008. Stock options expire January 4, 2008.

(ii)

The Company granted a total of 120,000 stock options to consultants at an exercise price of $0.29 per common share. Stock options are subject to a vesting over a one-year period, with 25% vesting every three months from date of grant. Stock options expire August 10, 2006.

The following table summarizes the information about stock options outstanding of which 5,203,000 are exercisable at November 30, 2005:

Exercise Price Per Share	Number Outstanding At November 30, 2005	Weighted Average Remaining Contractual life	Weighed Average Exercise Price

$0.1064-0.30	1,270,000	2.0 years	$0.17
$ 0.32-0.35	4,350,000	2.4 years	$0.34

	5,620,000	2.3 years	$0.30

The Company uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used under the Black Scholes option pricing model:

Risk free interest rate	3.04%
Expected dividend yield	0%
Expected stock price volatility	119%
Expected life of options	3 years

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

8.

SHAREHOLDERS' EQUITY (continued)

The Company expects to recognize $40,380 of stock based compensation as follows:

November 30, 2006	$20,284
November 30, 2007	16,077
November 30, 2008	4,019

$40,380

(d)

Warrants

The Company has issued stock warrants at November 30, 2005 as follows:

Exercise Price	August 31, 2005	(Expired)	Exercised	November 30, 2005	Expiry date
$0.75	2,706,515	—	—	2,706,515	April 28, 2006
$0.42 Cdn	300,000	—	—	300,000	July 29, 2006

	3,006,515	—	—	3,006,515

(e)

Contributed Surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	November 30, 2005	August 31, 2005
Contributed surplus at beginning of period	$1,117,489	$473,604
Add: Stock based compensation for the period	52,486	643,885
Less: Stock options exercised	(3,798)	—
Contributed surplus at end of period	$1,166,177	$1,117,489

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

9.

RELATED PARTY TRANSACTIONS

•

During the period ended November 30, 2005, the Company incurred and paid rent and office expenses of Nil (August 31, 2005: $1,946) to a company with common directors.

•

During the period ended November 30, 2005, the Company incurred and paid salaries of $20,000 (August 31, 2005: $155,802) to a director and officer employed as President and an officer employed as Vice President, Exploration.

•

During fiscal 2002, the Company entered into a share purchase and sale agreement with MAN. As part of this agreement, 13,648,680 of the 15,600,000 shares issued and two convertible debentures, totaling $842,334 (Cdn $1,289,259) were issued to two Company insiders. The Company and MAN are related by way of common directors. During the year ended August 31, 2005, the Company incurred $30,901 (2004: $28,772) in interest charges related to the debenture. On July 1, 2005, the remaining $569,055 debenture plus interest accrued to date was converted into 6,350,640 shares (note 8(b)). During fiscal 2005, 5,009,412 common shares were released from escrow in connection with the acquisition of MAN Resources Inc.

10.

SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company's mineral interests are located in the United States of America.

11.

INCOME TAXES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. These losses expire as follows:

Available to	Amount
2006	$56,000
2007	71,000
2008	215,000
2009	446,000
2010	159,000
2011	96,000
2012	19,000

$1,062,000

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

11.

INCOME TAXES (continued)

The components of the future income tax assets are as follows:

	November 30, 2005	August 31, 2005
Future income tax assets
Non-capital loss carry-forwards	$1,062,000	$1,323,000
Unused cumulative foreign exploration and development expense	9,592,458	9,443,722
Unused cumulative Canadian exploration and development expenses	26,582	26,582

	10,681,040	10,793,304
Appropriate tax rate	34.12%	35.62%
	3,644,371	4,101,456
Less: Valuation allowance	(3,644,371)	(4,101,456)

	$—	$—

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2007 through 2016. The exploration and development expenses can be carried forward indefinitely.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	November 2005	August 2005
	34.12%	35.62%
Income tax benefit computed at statutory rates	$(48,798)	$368,380
Non-deductible stock-based compensation expense	(19,168)	(244,676)
Unrecognized tax losses	67,966	(123,704)

	$—	$—

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Recent accounting pronouncements

(i)

FAS 153, Exchanges of Non-monetary Assets. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this Statement should be applied prospectively. There is no impact on the Company’s financial statements.

(ii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46. or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(iii)

In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

(b)

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 3(a). Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining object or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

(b)

Reconciliation of total assets, liabilities and shareholder's equity:

	November 2005	August 2005
Total assets for Canadian GAAP	$9,167,489	$9,242,074
Adjustments to US GAAP - Deferred Expenditures	(8,677,588)	(8,528,852)

Total assets for US GAAP	$489,901	$713,222

Total liabilities per Canadian GAAP	$46,616	$47,302
Adjustments to US GAAP - Convertible Debentures	—	—

Total liabilities for US GAAP	46,616	47,302

Total equity for Canadian GAAP	$9,120,873	$9,194,772
Adjustments to US GAAP	(8,677,588)	(8,528,852)

Total equity for US GAAP	443,285	665,920

Total equity and liabilities for US GAAP	$489,901	$713,222

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(c)

Reconciliation of loss reported in Canadian GAAP and US GAAP:

	November 2005	August 2005
Statement of operations for periods ended November 30 and August 31, 2005

Net loss per Canadian GAAP	$(136,995)	$(969,422)
Exploration expenditures	(148,736)	(248,362)

Net loss per US GAAP	$(285,371)	$(1,217,784)

Net loss per share in accordance with:

Canadian GAAP	$0.002	$0.013
Total differences	0.010	0.016

Net loss per share in accordance with US GAAP	$0.012	$0.029

Weighted average number of shares outstanding	84,254,452	75,981,115

(d)

Comprehensive loss

	November 2005	August 2005
Net loss per US GAAP	$(285,371)	$(1,217,784)
Other comprehensive income (loss)	—	—

Comprehensive loss per US GAAP	$(285,371)	$(1,217,784)

(e)

Capital stock

Capital stock per Canadian GAAP	$15,163,762	$15,149,354
Stock-based compensation adjustment	1,166,177	1,117,489

Capital stock per US GAAP	$16,329,939	$16,266,843

Under Canadian GAAP stock-based compensation is accounted for through contributed surplus while the options are unexercised. When exercised the amounts are transferred to share capital. Under US GAAP stock-based compensation is always accounted for through additional paid-in capital.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PERIODS ENDED NOVEMBER 30, 2005 AND AUGUST 31, 2005

(U.S. Dollars)

13.

COMMITMENT

The Company entered into a rental agreement for executive office space in Vancouver, British Columbia, on February 1, 2005. Monthly rental amounts of $755 are due for a period of one year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF NEVADA STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at August 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and investment in and expenditures on resource properties for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations, its cash flows and investment in and expenditures on resource properties for each of the years then ended in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 13.

"Smythe Ratcliffe" (signed)

Chartered Accountants

Vancouver, British Columbia

November 10, 2005

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated November 10, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"Smythe Ratcliffe" (signed)

Chartered Accountants

Vancouver, British Columbia

November 10, 2005

Nevada Star Resource Corp.

CONSOLIDATED BALANCE SHEETS

August 31,
(U.S. Dollars)

	2005	2004
ASSETS		
Current		
Cash	$ **654,034**	$ 1,225,448
Receivables	**16,777**	784
Prepaid expenses	**5,576**	4,225
	676,387	1,230,457
Investment in and expenditures on resource properties *[Note 6]*	**8,528,852**	8,280,490
Equipment *[Note 7]*	**36,835**	46,172
	$ **9,242,074**	$ 9,557,119
LIABILITIES		
Current		
Accounts payable	$ **47,302**	$ 141,296
Convertible debentures *[Note 9]*	**-**	546,207
	47,302	687,503
SHAREHOLDERS' EQUITY		
Capital stock *[Note 8(a)(b)(c)(d)]*	**15,120,038**	14,373,571
Contributed surplus *[Note 8(e)]*	**1,146,805**	502,920
Equity portion of convertible debenture *[Note 9]*	**-**	95,774
Cumulative translation adjustment	**381,431**	381,431
Deficit	**(7,453,502)**	(6,484,080)
	9,194,772	8,869,616
	$ **9,242,074**	$ 9,557,119

Commitment *[Note 14]*

Subsequent Events *[Note 15]*

APPROVED ON BEHALF OF THE BOARD:

"Robert Angrisano" — Director

"Monty Moore" — Director

See notes to consolidated financial statements.

Nevada Star Resource Corp.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended August 31,
(U.S. Dollars)

	2005	2004
GENERAL AND ADMINISTRATIVE EXPENSES		
Stock-based compensation *[Note 8(c) and (e)]*	$ **643,885**	$ 428,892
Wages and benefits	**118,824**	26,629
Professional fees	**68,306**	102,616
Promotion, advertising and investor relations	**39,432**	26,899
Office and miscellaneous	**35,464**	58,180
Interest and bank charges	**24,415**	58,148
Amortization	**15,042**	20,417
Consulting	**12,814**	54,491
Travel	**7,385**	7,121
Transfer agent and filing fees	**7,212**	14,347
Project research cost	**2,336**	-
Loss before other items	**975,115**	797,740
OTHER ITEMS		
Interest income	**(5,949)**	(6,871)
Loss on translation of foreign currency	**256**	38,632
NET LOSS FOR YEAR	**969,422**	829,501
Deficit, Beginning of Year	**6,484,080**	5,654,579
DEFICIT, End of Year	$ **7,453,502**	$ 6,484,080
NET LOSS PER SHARE	$ **0.01**	$ 0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**75,981,115**	67,632,438

See notes to consolidated financial statements.

Nevada Star Resource Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31,
(U.S. Dollars)

	2005	2004
OPERATIONS		
Net loss	$ (969,422)	$ (829,501)
Items not involving cash:		
Stock-based compensation	643,884	428,892
Amortization	15,042	20,417
	(310,496)	(380,192)
Changes in non-cash working capital:		
Account receivables	(15,993)	3,716
Prepaid expenses	(1,351)	(3,461)
Accounts payable	(93,993)	(17,160)
Total Cash Flows Used in Operating Activities	(421,833)	(397,097)
INVESTING		
Deferred exploration and development costs	(501,478)	(847,293)
Option payments and cost recoveries	268,116	201,923
Acquisition of fixed assets	(5,705)	-
Total Cash Flows Used in Investing Activities	(239,067)	(645,370)
FINANCING		
Shares issued for cash	58,585	1,336,032
Convertible debenture	30,901	91,967
Due to shareholder	-	(174,250)
Total Cash Flows Provided by Financing Activities	89,486	1,253,749
Cash Inflow (Outflow)	(571,414)	211,282
Cash, Beginning of Year	1,225,448	1,014,166
CASH, End of Year	$ 654,034	$ 1,225,448
SUPPLEMENTAL CASH FLOW INFORMATION		
Shares issued under convertible debenture	$ 672,882	$ -
Shares issued for mineral properties *[Note 6(c)]*	$ 15,000	$ 19,698
Interest paid	$ -	$ 9,328

See notes to consolidated financial statements.

Nevada Star Resource Corp.

	Gold Hill Property, Nevada	Beaver Lake and OK Copper Mines Property, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
	(note 6(a))	(note 6(b))	(note 6(c))	(note 6(d))	
Balance, August 31, 2003	$ **275,078**	$ **3,761,192**	$ **3,559,454**	$ -	$ **7,595,724**
Expenditures for year					
Drilling and exploration	-	38,615	384,261	-	422,876
Geological consulting	-	-	240,143	-	240,143
Travel	-	-	3,257	-	3,257
Option payments received	(50,000)	(89,913)	(62,010)	-	(201,923)
Recording fee	-	124	66,487	-	66,611
Assays	-	-	33,096	-	33,096
Holding costs	-	-	94,033	6,975	101,008
Property acquisition	-	-	19,698	-	19,698
	(50,000)	(51,174)	778,965	6,975	684,766
Balance, August 31, 2004	$ **225,078**	$ **3,710,018**	$ **4,338,419**	$ **6,975**	$ **8,280,490**
Balance, August 31, 2004	$ **225,078**	$ **3,710,018**	$ **4,338,419**	$ **6,975**	$ **8,280,490**
Expenditures for year					
Drilling and exploration	-	-	201,912	-	201,912
Holding costs	827	457	171,029	12	172,325
Geological consulting	-	-	46,964	644	47,608
Travel	-	433	25,707	-	26,140
Assays	-	-	6,900	-	6,900
Recording fee	-	-	193	-	193
Property acquisition	-	-	57,525	3,875	61,400
Recovery of costs	-	-	(168,116)	-	(168,116)
Option payments received	(100,000)	-	-	-	(100,000)
	(99,173)	890	342,114	4,531	248,362
Balance, August 31, 2005	$ **125,905**	$ **3,710,908**	$ **4,680,533**	$ **11,506**	$ **8,528,852**

See notes to consolidated financial statements.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration for and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.) ("MAN"), a Washington corporation. All significant inter-company balances and transactions have been eliminated.

The Company applies accounting principles generally accepted in Canada for going-concerns and reporting in U.S. dollars (notes 2 and 3).

Certain of the comparative figures are reclassified to conform to the current year’s presentation.

2.

GOING-CONCERN

These financial statements have been prepared on a going-concern basis, which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has experienced significant losses since inception.  At August 31, 2005, the Company had working capital (current assets over current liabilities) of $629,085 and has an accumulated deficit of $7,453,502.

The Company's consolidated financial statements have been prepared under the assumptions of going-concern. Failure to arrange adequate financing on acceptable terms and to achieve profitability would have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company and ultimately its ability to continue as a going-concern. The consolidated financial statements do not give effect to any adjustments that might be necessary if the Company were unable to meet its obligations or continue operations.

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration and development

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment"  ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively, and therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued

(a)

Exploration and development (continued)

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC 126 states that a mining enterprise, which has not objectively established mineral reserves, and therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(b)

Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

(c)

Amortization

Amortization of equipment is calculated on a declining-balance basis at the following annual rates:

Vehicles	0%
Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign currency translation

Amounts recorded in foreign currency for 2005 are translated into United States dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

(e)

Stock-based compensation

Effective February 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation and other stock-based payments. These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s financial statements using the fair value method. Under this method, compensation costs are measured at the grant date based on the fair value of the award and are to be recognized over their vesting period. The compensation cost as determined is recorded as a charge to operations and credited to contributed surplus at the time of the grant; as the options are exercised, the amounts are transferred to capital stock.

(f)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates and would impact future results of operations and cash flows.  The more significant areas requiring the use of estimates include impairment testing on mineral properties and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

(g)

Loss per share

Loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Shares held in escrow are excluded from the calculation of the weighted average number of common shares outstanding.

For the years ended August 31, 2005 and 2004, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amounts of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

4.

CHANGE IN ACCOUNTING POLICY

Effective September 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110 "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's mineral properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the year in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of loss. The increase in the carrying value of the asset is amortized on the same basis as mineral properties and deferred exploration costs. This change in accounting policy has no material effect on the Company's prior or current year financial statements.

5.

FINANCIAL INSTRUMENTS

(a)

Fair value

The carrying values of cash, receivables, accounts payable and convertible debentures approximate their fair values because of the short maturity of these financial instruments.

(b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)

Foreign exchange risk

The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange, which may vary from time to time.

The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company's transactions.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

6.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

(a)

Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to and made payments totaling $275,000 to May 2, 2005, and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10-year terms.

(b)

OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% net profits interest on copper production from certain claims (held by a group of private investors, which includes a current director and officer of the Company) and a 2% net smelter return (“NSR”) royalty on certain claims (held by the property vendor), which will not exceed $3 million in the aggregate.

On December 17, 2003, the Company announced that Western Utah Copper Company ("WUCC") exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. As part of the option execution, WUCC paid $91,873 to reimburse the Company for holding costs pertaining to the claims. Under the agreement, WUCC has three years to put the property into production and must honour the Company's obligations to prior leaseholders. The Company will receive 1% of net proceeds from the first ten million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

(c)

MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the Ni-Cu-PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company.  The Ni-Cu-PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. (“MAN”) (see note 9).

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska.  The MAN property is divided into three separate areas.  Under the terms of the agreement, Anglo USA can earn a 51% interest in area 1, the Dunite Hill/Fish Lake area, by spending a total of $12 million by December 31, 2008.  Anglo USA has the right to increase their interest by an additional 9% by completing a pre-feasibility study, an additional 10% by completing a feasibility study, and an additional 5% by arranging construction financing for both Anglo USA and the Company.  Expenditures incurred by Anglo USA during 2005 amounted to $92,272.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

6.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (“FNX”) (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual installments over three years (100,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost.

An underlying 2% NSR was payable to American Copper Nickel Company, a joint venture partner of FNX. The Company acquired the underlying 2% NSR by issuing 25,000 common shares in the 2004 fiscal year.

(d)

Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska.  The Salt Chuck property was acquired as part of the acquisition of MAN.

8.

SHAREHOLDERS’ EQUITY

(a)

Authorized

Unlimited number of common shares without nominal or par value.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

8.

SHAREHOLDERS’ EQUITY

(b)

Issued

At August 31, 2005, the number of shares being held in escrow totaled Nil (2004 - 5,009,412).

(c)

Stock options

The changes in stock options for the years ended August 31, 2005 and 2004 were as follows:

On January 29, 2004, the Company's shareholders approved a Stock Option Plan.  The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan.  The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy.  The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

8.

SHAREHOLDERS’ EQUITY (continued)

(c)

Stock options (continued)

During the year ended August 31, 2005:

(i)

The Company granted a total of 300,000 stock options to an employee at an exercise price of $0.31 per common share.  Stock options are subject to a vesting over a three-year period, with 100,000 vesting January 4, 2006, 100,000 vesting January 4, 2007 and 100,000 vesting January 4, 2008. Stock options expire January 4, 2008.

(ii)

The Company granted a total of 120,000 stock options to consultants at an exercise price of $0.29 per common share.  Stock options are subject to a vesting over a one-year period, with 25% vesting every three months from date of grant. Stock options expire August 10, 2006.

The following table summarizes the information about stock options outstanding at August 31, 2005:

The Company uses the Black-Scholes options valuation model to value stock options, which resulted in compensation expense for the year of $643,885. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates that are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation, the following weighted average assumptions were used under the Black-Scholes options pricing model:

Risk free interest rate	3.04%
Expected dividend yield	0%
Expected stock price volatility	119%
Expected life of options	3 years

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

8.

SHAREHOLDERS’ EQUITY (continued)

(c)

Stock options (continued)

The Company expects to recognize $92,288 of stock-based compensation related to unvested portion of the 300,000 ($40,190) 4,350,000 ($43,574), 120,000 ($8,524) options as follows:

(d)

Warrants

The Company has issued stock warrants at August 31, 2005 as follows:

(e)

Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

9.

SALE AND PURCHASE AGREEMENT

During the year ended August 31, 2002, the Company entered into a share purchase and sale agreement with MAN of Seattle, Washington, to acquire all of the issued and outstanding shares of MAN for consideration totaling $1,791,987 (Cdn $2,849,259). MAN held a 100% interest in the Ni-Cu-PGE Eureka Creek and Tangle Lakes Project located northeast of Anchorage, Alaska, approximately halfway between Anchorage and Fairbanks.

The terms of the share purchase and sale agreement required the Company to issue 15,600,000 common shares of its capital stock at a deemed price of Cdn $0.10 per share to the shareholders of MAN, together with two convertible debentures to be issued to two insiders of the Company. The $842,334 (Cdn $1,337,038) debentures were convertible into a maximum of 9,400,000 common shares of the Company, at a conversion price of Cdn $0.142 per share during the first three years, Cdn $0.192 during the fourth year and Cdn $0.242 during the fifth year. During the year ended August 31, 2002, regulatory approval was received and the agreement was executed. The debentures were repayable on demand.

The convertible debentures accrue interest at 5% per annum over their five-year term. A market rate of interest for a non-convertible debt offering, representative of the Company's credit standing would be 10%. Therefore, the Company has received an interest benefit of 5% for the holder's conversion right, over the five-year life of the debentures. The present value of this conversion benefit was recorded on the financial statements as the equity portion of convertible debentures.

As of January 9, 2002, the Company acquired 100% of MAN. The acquisition has been accounted for using the purchase method of accounting for business combinations. Assets of the acquired entity are more fully described above. For the purpose of the acquisition, the common shares were valued at Cdn $0.10 per share. The net assets acquired were as follows:

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

9.

SALE AND PURCHASE AGREEMENT (continued)

Of the 15,600,000 common shares issued for the acquisition of MAN, 13,648,680 shares issued to two insiders of the Company were held in escrow and were subject to the release terms of a TSX Venture Exchange Tier 2 Surplus Security Escrow Agreement (6 years). The escrow term may be reduced to that of a Tier 2 Value Security Escrow Agreement (3 years) upon the Company receiving a positive recommendation to proceed with a proposed second phase work program and raising sufficient funds to conduct the work program. Should the debentures be converted into common shares of the Company, those shares would be subject to the same escrow terms.

During the third quarter of fiscal 2003, 3,049,360 common shares were issued at a price of Cdn $0.142 upon the conversion of an outstanding debenture to extinguish $273,279 in debt.  During fiscal 2003, the Company satisfied the conditions and the TSX Venture Exchange accepted the Company's application for early release of the escrow securities.  During 2005, 6,350,640 shares were issued to convert the remaining balance on the convertible debenture.

All shares issued pursuant to the MAN acquisition have been released from escrow.

10.

RELATED PARTY TRANSACTIONS

(a)

During the year ended August 31, 2005, the Company incurred and paid rent and office expenses of $1,946 (2004 - $20,951) to a company with common directors.

(b)

During the year ended August 31, 2005, the Company incurred and paid salaries of $155,802 (2004 - Nil) to a director and officer employed as President and an officer employed as Vice President, Exploration.

(c)

During fiscal 2002, the Company entered into a share purchase and sale agreement with MAN. As part of this agreement, 13,648,680 of the 15,600,000 shares issued and two convertible debentures, totaling $842,334 (Cdn $1,289,259) were issued to two Company insiders. The Company and MAN are related by way of common directors. During fiscal 2005, the Company incurred $30,901 (2004 - $28,772) in interest charges related to the debenture.  On July 1, 2005, the remaining $569,055 debenture plus interest accrued to date was converted into 6,350,640 shares (note 8(b)).  During fiscal 2005, 5,009,412 common shares were released from escrow in connection with the acquisition of MAN.

11.

SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties.  All of the Company's mineral interests are located in the United States of America.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

12.

INCOME TAX LOSSES

The Company has operating losses that may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

The components of the future income tax assets are as follows:

The valuation allowance reflects the Company's estimate that the tax assets more likely than not will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2005 through 2015. The exploration and development expenses can be carried forward indefinitely.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

12.

INCOME TAX LOSSES (continued)

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Recent accounting pronouncements

(i)

FAS 153, Exchanges of Non-monetary Assets.  The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this Statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(ii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004.  Application by small business issuers to entities other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(iii)

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25.SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures are capitalized (note 3(a)).  Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company's hedging and marketing plans.

For Canadian GAAP purposes, convertible debentures are considered a combined instrument, part debt and part equity. For US GAAP purposes, the debentures are considered debt.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)

Reconciliation of total assets, liabilities and shareholders’ equity

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(d)

Reconciliation of loss reported in Canadian GAAP and US GAAP

14.

 COMMITMENT

The Company entered into a rental agreement for executive office space in Vancouver, British Columbia, on February 1, 2005. Monthly rental amounts of $755 are due for a period of one year.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED)

YEARS ENDED AUGUST 31, 2005 AND 2004

(U.S. Dollars)

15.

SUBSEQUENT EVENTS

(a)

The Company has changed its fiscal year end from August 31 to November 30, effective November 30, 2005.

(b)

The Company issued 50,000 shares for cash in regards to stock options exercised during September 2005.

NEVADA STAR RESOURCE CORP.

Consolidated Financial Statements

August 31, 2003 and 2002

(Canadian Dollars)

#

INDEPENDENT AUDITORS’ REPORT TO THE SHARESHOLDERS OF

NEVAD STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at August 31, 2003 and 2002 and the consolidated statements of operations and deficit, cash flows and investments in and expenditures on resource properties for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations, its cash flows and its investments in and expenditures on resource properties for each of the years then ended in accordance with Canadian generally accepted accounting principles.  Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in Note 10 to the consolidated financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

November 7, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated November 7, 2003 is expressed in accordance with the Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe”

Chartered Accountants

Vancouver, Canada

November 7, 2003

#

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

YEARS ENDED AUGUST 31

(Canadian Dollars)

	2003	2002

Assets

Current
Cash	$1,405,330	$277,925
Accounts receivable	6,235	3,591
Prepaid expenses	1,059	19,455

	1,412,624	300,971
Investments in and Expenditures on Resource Properties (note 4)	10,525,395	8,837,596
Capital Assets (note 5)	91,189	2,120

	$12,029,208	$9,140,687

Liabilities

Current
Accounts payable	$218,488	$66,255
Due to shareholder (note 8(e))	241,458	134,478
Convertible Debentures (note 7)	616,909	1,005,635

	1,076,855	1,206,368

Shareholders' Equity

Capital Stock (note 6)	18,748,547	15,136,850
Contributed Surplus (note 6 (e(ii))	109,725	0
Subscriptions Received	23,849	234,923
Equity Portion of Convertible Debenture (note 7)	171,630	283,624
Deficit	(8,101,398)	(7,721,078)

	10,952,353	7,934,319

	$12,029,208	$9,140,687

APPROVED ON BEHALF OF THE BOARD:

“Monty Moore”	“Robert Angrisano”
Director	Director

See notes to consolidated financial statements.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

YEARS ENDED AUGUST 31

(Canadian Dollars)

	2003	2002

General and Administrative Expenses
Promotion	$166,078	$4,510
Bank charges and interest	71,981	14,005
Consulting	50,977	40,534
Office and miscellaneous	40,970	98,281
Professional fees	30,594	60,631
Listing and filing fees	25,129	16,130
Travel	19,128	22,191
Transfer agent fees	11,883	6,770
Telephone	6,122	3,661
Amortization	15,376	522

	438,238	267,235
Other Items
Interest income	(3,501)	(611)
Loss on conversion of debenture	14,734	0
Loss (gain) on translation of foreign currencies	(69,151)	2,428

Net Loss for Year	(380,320)	(269,052)

Deficit, Beginning of Year	(7,721,078)	(7,452,026)

Deficit, End of Year	$(8,101,398)	$(7,721,078)

Net Loss Per Share	$(0.008)	$(0.006)

Weighted Average Number of Common Shares Outstanding	48,689,646	36,051,088

See notes to consolidated financial statements.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED AUGUST 31

(Canadian Dollars)

	2003	2002
Operating Activities
Net loss	$(380,320)	$(269,052)
Items not involving cash
Amortization	15,376	522
Promotion expense re: stock based compensation	56,295	0
Foreign exchange gain	(67,711)	0
Operating Cash Flow	(376,360)	(268,530)

Changes in Non-Cash Working Capital
Accounts receivable	(2,644)	23
Prepaid expenses	18,396	(19,455)
Accounts payable	152,233	57,796
Due to shareholder	106,980	61,073
	274,965	99,437
Cash Used in Operating Activities	(101,395)	(169,093)

Investing Activities
Deferred exploration and development costs	(1,548,313)	0
Acquisition of capital assets	(104,445)	0
Acquisition of mineral properties	(71,056)	(408,896)

Cash Used in Investing Activities	(1,723,814)	(408,896)

Financing Activities
Issuance of shares for cash	2,928,765	616,722
Share subscriptions	23,849	234,923
Cash Provided by Financing Activities
Cash Used in Investing Activities	2,952,614	851,645

Cash Inflow	1,127,405	273,656
Cash, Beginning of Year	277,925	4,269

Cash, End of Year	$1,405,330	$277,925

Supplemental Information for
Investing and Financing Activities
Shares issued for mineral properties	$15,000	$1,565,000
Shares issued for loan settlement and advances from shareholder	0	$628,278
Shares issued under convertible debenture	$433,009	0

See notes to consolidated financial statements.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF INVESTMENTS IN AND EXPENDITURES ON
RESOURCE PROPERTIES

YEARS ENDED AUGUST 31

(Canadian Dollars)

	Gold Hill Property Nevada	Beaver Lake and O.K. Copper Mines Property, Utah	PGM Property, Alaska	MAN Project, Alaska	Total
	(note 4(a))	(note 4(b) and (c))		(note 4(d))

Balance, August 31, 2001	$491,800	$5,023,295	$59,346	$0	$5,574,441

Expenditures for year
Materials and supplies	0	103,372	0	0	103,372
Drilling	0	28,344	0	0	28,344
Geological consulting	0	7,559	20,166	2,045	29,770
Property acquisition	0	0	0	5,000	5,000
Travel	0	931	0	0	931
Option payments received	(38,205)	(7,604)	0	0	(45,809)
Recording fee	0	0	0	51,036	51,036
Equipment	0	11,541	0	0	11,541
Miscellaneous	0	2,292	0	240,287	242,579
Assays	0	0	0	7,471	7,471
Acquired expenditures (note 7)	0	0	0	2,908,432	2,908,432
Loss on acquisition	0	0	(79,512)	0	(79,512)

	(38,205)	146,435	(59,346)	3,214,271	3,266,155

Balance August 31, 2002	$453,595	$5,169,730	$0	$3,214,271	$8,837,596

Expenditures for year
Drilling and exploration	0	0	0	980,086	980,086
Geological consulting	0	0	0	194,042	194,042
Property acquisition	0	0	0	139,485	139,485
Travel	0	0	0	87,298	87,298
Option payments received	(72,420)	0	0	0	(72,420)
Recording fee	0	2,520	0	116,579	119,099
Equipment	0	28,740	0	9,540	38,280
Miscellaneous	0	0	0	14,912	14,912
Assays	0	0	0	31,806	31,806
Holding Costs	0	10,895	0	144,316	155,211

	(72,420)	42,155	0	1,718,064	1,687,799

Balance, August 31, 2003	$381,175	$5,211,885	$0	$4,932,335	$10,525,395

See notes to consolidated financial statements.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

1.

NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998.  The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation and M.A.N. Resources, Inc. ("MAN"), a Washington Corporation.  All significant intercompany balances and transactions have been eliminated.

2.

GOING CONCERN

These financial statements have been prepared on a going concern basis, which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has experienced significant losses.  At August 31, 2003, the Company had working capital (current assets over current liabilities) of $335,769 and an accumulated deficit of $8,101,398.

The Company remains dependent upon its ability to obtain outside financing either through the issuance of additional shares of its common stock or through borrowings until it achieves sustained profitability through the sale of metals and cost containment. The Company’s business now focuses on and is expected to follow-up on targets identified for follow-up exploration, including that of ground geophysical surveys, particularly gravity and UTEM geophysical survey, as well as fill-in soil sampling and additional prospecting and rock sampling in order to define drill targets. A Phase II program of drill testing is planned for a particular site in the 2004 field season.

The Company expects to generate the necessary resources for 2004 through a combination of the sale of equity securities through private placements, the exercise of stock purchase warrants and options and debt financing. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be able to extend the period for which available funds would be adequate by obtaining additional debt financing, joint venturing or selling its properties and otherwise scaling back operations. If the Company were unable to generate the required resources, its ability to meet its obligations and to continue its operations would be adversely affected.

The Company’s consolidated financial statements have been prepared under the assumptions of going-concern. Failure to arrange adequate financing on acceptable terms and to achieve profitability would have an adverse effect on the financial position, results of operations, cash flows and prospects of the Company and ultimately its ability to continue as a going-concern. The consolidated financial statements do not give effect to any adjustments that might be necessary if the Company were unable to meet its obligations or continue operations.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration and development

Acquisition costs of mineral properties, rights and options together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis.  When there is little prospect of further work on a property being carried out by the Company or when minerals cannot be economically removed due to the current market price of the minerals, the costs of the property are charged to operations.

(b)

Amortization

Amortization of capital assets is calculated on a declining balance basis at the following annual rates:

Office equipment	- 20%
Computer equipment	- 30%
Vehicles	- 30%
Mining equipment	- 30%

(c)

Net loss per share

Net loss per share computations are based on the weighted average number of common shares outstanding during the year.  Issued shares held in escrow are excluded from the determination of weighted average number of shares outstanding where all conditions of their issuance have not been met.

(d)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

(e)

Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding depreciation and amortization which are translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

4.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

(a)

Gold Hill Property, Nevada

By an amended agreement dated February 14, 2001 between the Company and Everett L. Manley (the "Vendor"), the Company has an option to purchase 53 mining claims in the Round Mountain Mining District, Nye County, Nevada located four miles north of Round Mountain in consideration of $1,010,000 U.S. over 10½ years in annual payments on October 1 of the following years:

1997, 1998, 1999 (paid)	$ 25,000
2000 (paid)	$ 10,000
2001	$ 5,000
2002	$ 10,000
2003	$ 20,000
2004	$ 50,000
2005	$ 100,000
2006	$ 664,000

As at August 31, 2001, the Company had paid $178,486 U.S. to the vendor.

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property.

RMGC will assume the remaining payment obligations to the vendor and make the following payments (U.S. funds) to the Company:

$ 40,000	upon execution of the agreement (paid)
$ 10,000	on May 2, 2001 (paid)
$ 25,000	on May 2, 2002 (paid)
$ 50,000	on May 2, 2003 (paid)
$ 50,000	on May 2, 2004
$ 100,000	on May 2, 2005 and annually thereafter while the agreement is in effect

Terms of the Nevada Star - RMGC agreement include the following:

(i)

RMGC will pay the Company $275,000 U.S. in minimum royalty payments over the next 5 years, including $40,000 U.S. immediately and thereafter will pay annual minimums of $100,000 U.S.  The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 U.S. per ounce (1% when gold prices are below $350 U.S. per ounce).  Royalty payments are capped at $10 million U.S.

(ii)

RMGC will expend $1 million U.S. on exploration, including $100,000 U.S. in each of the first 2 years, and accelerated annual expenditures thereafter.

(iii)

RMGC has the exclusive option to purchase the Gold Hill properties at any time while the agreement is in effect.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

4.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(iv)

The agreement will be in effect for 10 years and can be extended for further 10-year terms.

Deferred exploration and development expenditures of $313,314 Cdn. have been incurred to date by the Company on the property.

During the year ended August 31, 2003, RMGC informed the Company that it acquired Everett Manley’s interest in the Gold Hill Property.  Details of RMGC’s acquisition were not provided to the Company.

(b)

OK Copper Mine, Utah

By an agreement dated November 7, 1997 between the Company and Centurion Mines Corporation (the "Vendor"), the Company purchased copper properties in four townships in Beaver County, Utah. Consideration was the issuance of 2 million common shares of the Company (issued).  The Vendor also retained a 12% net profits interest to apply to all copper production coming from any claims.  Deferred exploration and development expenditures of $2,368,644 have been incurred to date by the Company on the property.

A finder's fee of 150,000 shares at a price of $0.65 Cdn. was paid in fiscal 1998.

(c)

Beaver Lake, Utah

By an agreement dated November 4, 1997 between the Company and Cortex Mining & Exploration Co. Inc. (the "Vendor"), the Company purchased mining claims in Beaver County, Utah.  Consideration was 2 million common shares of the Company issued in two tranches: one million shares upon closing (issued) and another one million (issued) upon the Company's successful completion of a favourable feasibility study or upon commencement of commercial production.  The Vendor also retains a 2% net smelter return royalty which will not exceed 3 million dollars (U.S.) in aggregate.  The Company also granted Cortex one million warrants for the Company's common shares exercisable at $1.00 per share, which have since expired.

A finder's fee of 75,000 shares at a price of $0.65 Cdn. each was paid in fiscal 1998.

(d)

MAN Project, Alaska

The MAN Project, Alaska, is comprised of the Ni-Cu-PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company.

Ni-Cu-PGE Eureka Creek and Tangle Lakes Project

During the 2002 fiscal year, the Company entered into an agreement with M.A.N. Resources Inc. (“MAN”), of Seattle, Washington to acquire all of the issued and outstanding shares of MAN for consideration totalling $2,849,259 (note 7).  MAN holds a 100% interest in the Ni-Cu-PGE Eureka Creek and Tangle Lakes Project located northeast of Anchorage, Alaska, approximately halfway between Anchorage and Fairbanks.  The Company owns 100% of the project, approximately 120 square miles of claims.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

4.

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

Canwell Glacier Property

On August 22, 2001, the Company signed a letter of intent with FNX Mining Company Ltd. (formerly Fort Knox Gold Resources Inc.) to acquire an undivided 60% interest in the Canwell Glacier property.  In return for this interest, Nevada Star will issue 200,000 shares of the Company to FNX, and agrees to expend U.S. $600,000 on the property.  As per the letter of intent, 50,000 shares were issued January 16, 2002 to FNX, following receipt of regulatory approval.  U.S. $100,000 was expended within the first twelve month period following receipt of regulatory approval.

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX upon regulatory approval plus an additional 150,000 common shares in equal annual instalments over three years.  The Company also issued FNX 300,000 warrants with a three year term, exercisable at $0.32 in year one, $0.37 in year two and $0.42 in year three, valued at $53,430 and included in the property cost.  An underlying 2% NSR is payable to American Copper Nickel Company, a joint venture partner of FNX.  This agreement was approved by regulatory authorities on June 24, 2003.

During the year ended August 31, 2003 the Company acquired by staking an additional 36 claims covering 720 acres and encompassing a significant nickel-copper-PGE showing. An additional 80 square miles were acquired by staking during the latter part of the 2003 fiscal year. The Company staked additional claims, covering 4,840 acres, the Summit Hill Property, which became part of the MAN Project.

5.

CAPITAL ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Office equipment	$15,021	$13,551	$1,470	$15,021	$13,217	$1,804
Computer equipment	6,234	6,003	231	6,234	5,918	316
Mining equipment	33,750	4,284	29,466	0	0	0
Vehicles	70,695	10,673	60,022	0	0	0

	$125,700	$34,511	$91,189	$21,255	$19,135	$2,120

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

6.

CAPITAL STOCK

(a)

Authorized Unlimited number of common shares without nominal or par value

(b)

Issued

	August 31, 2003		August 31, 2002
	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning
of year	56,832,823	$15,136,850	30,508,470	$12,326,850

Non-Cash issuances during year
For mineral property	150,000	15,000	15,650,000	1,565,000
For retirement of debt	3,049,360	433,009	6,179,543	628,278
Cash issuances during year
Private placement	8,526,771	2,429,292	3,344,810	501,722
Options exercised	1,200,000	127,500	1,150,000	115,000
Warrants exercised	2,115,842	606,896	0	0

Balance, end of year	71,874,796	$18,748,547	56,832,823	$15,136,850

On March 24, 2003, upon the conversion of an outstanding debenture, a total of 3,049,360 shares were issued to extinguish $418,275 in debt, which arose upon the acquisition of the MAN Properties in the prior fiscal year.  A loss of $14,734 was recognized on the conversion of the debenture.

During the year ended August 31, 2003, in total the Company received $2,429,292 in share subscriptions, from two placements that totalled 8,526,771 units of shares. On September 30, 2002, the Company completed the first non-brokered private placement, announced in a prior fiscal year.  A total of 1,026,771 units were issued at a price of $0.25 per unit for gross proceeds of $256,692.  Each unit consists of one common share and one share purchase warrant entitling the holder thereof to purchase one additional common share in the capital of the Company for a period of eighteen months, at the exercise price of $0.35 in the first nine months and at $0.50 in the second nine months expiring March 31, 2004.

On April 28, 2003, the Company completed the second non-brokered private placement of 7,500,000 units at a price of US $0.20 per unit for gross proceeds of $2,172,600 (US $1.5 million).  Each unit consists of one common share plus one share purchase warrant entitling the holder to purchase one additional common share at an exercise price of US $0.25 in the first year, at US$0.35 in the second year and at US $0.75 in the third year expiring April 28, 2006.

At August 31, 2003, the number of shares being held in escrow totalled 10,018,824 (2002 – 13,648,680).

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

6.

CAPITAL STOCK (Continued)

(c)

Subscriptions received

The subscriptions received of $23,849 at August 31, 2003 stem from payments for the exercise of warrants as a result of private placements made during the year. Due to the timing of receipt of formal documentation, warrants were exercised subsequent to year end.

(d)

Stock options

Details of the status of the Company's stock option plans as at August 31, 2003 are as follows:

	2003		2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding,
beginning of year	2,531,717	$0.11	0	$ 0.10
Granted	500,000	0.25	4,000,000	$ 0.11
Exercised	(1,200,000)	0.11	(1,150,000)	$ 0.10
Expired	0	0.00	0	$ 0.00
Returned	(250,000)	0.25	(318,283)	$ 0.10
Outstanding, end of year	1,581,717	$0.13	2,531,717	$ 0.11

During the year, 1,200,000 share purchase options were exercised for proceeds of $127,500.

At August 31, 2003, the following share purchase options were outstanding:

	2003		2002
Expiry Date	Exercise Price	Number of Shares
October 16, 2003	$0.10	381,717	1,531,717
March 5, 2007	$0.1275	1,000,000	1,000,000
September 27, 2005	$0.25	200,000	0

Subsequent to year end, 381,717 share options were exercised for net proceeds of $38,172.

6.

CAPITAL STOCK (Continued)

(e)

Stock based compensation

The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options.  Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below.  As option exercise prices approximated market prices at the dates of grants, no compensation expense has been recognized.

(i)

During the year ended August 31, 2002, the Company granted a total of 3,000,000 stock options to directors and employees of the Company at an exercise price of $0.10 per share which will expire October 16, 2003.  A further 1,000,000 stock options were granted to a director at an exercise price of $0.1275 per share which will expire on March 5, 2007.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

6.

CAPITAL STOCK (Continued)

(e)

Stock based compensation (continued)

(ii)

During the year ended August 31, 2003, the Company granted a total of 500,000 stock options to officers, directors and consultants at an exercise price of $0.25 which will expire September 27, 2005. The amount of $56,295 was included in promotion expense, to reflect the expense of stock options issued to consultants.

Had compensation expense been determined under the fair value method using the Black-Scholes option – pricing model, the pro-forma effect on the Company’s net loss and per share amounts would have been as follows:

	2003	2002

Net loss, as reported	$(380,320)	$(269,052)
Add: Total stock-based compensation expense determined under fair value based method for
all awards, net of related tax effects	(6,255)	(104,320)

Net loss, pro-forma	$(386,575)	$(373,372)

Net loss per share, as reported	$(0.008)	$(0.006)
Add: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(0.000)	(0.004)

Net loss per share, pro-forma	$(0.008)	$(0.010)

The fair value of each option grant is calculated using the following weighted average assumptions:

Expected life (years)	3
Interest rate	4.50%
Volatility	71.49%
Dividend yield	0.00%

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

6.

CAPITAL STOCK (Continued)

(f)

Warrants outstanding

As of August 31, 2003, the following warrants were outstanding:

	2003		2002

Expiry Date	Exercise Price	Number of Shares

February 25, 2003	$0.25
February 25, 2004	$0.50	162,000	258,700
March 28, 2003	$0.25		—
March 28, 2004	$0.50	1,140,484	1,290,484
June 3, 2003	$0.25
June 3, 2004	$0.50	290,000	640,890
June 20, 2003	$0.25
June 20, 2004	$0.50	415,823	1,154,736
June 30, 2003	$0.35
March 31, 2004	$0.50	247,432	0
April 28, 2004	US$0.25
April 28, 2005	US$0.35
April 28, 2006	US$0.75	7,500,000	0
July 29, 2004	$0.32
July 29, 2005	$0.37
July 29, 2006	$0.42	300,000	0

Balance, end of year		10,055,739	3,344,810

7.

SALE AND PURCHASE AGREEMENT

During the year ended August 31, 2002, the Company entered into a share purchase and sale agreement with M.A.N. Resources Inc. ("MAN") of Seattle, Washington to acquire all of the issued and outstanding shares of MAN for consideration totalling $2,849,259.  MAN holds a 100% interest in the Ni-Cu-PGE Eureka Creek and Tangle Lakes Project located northeast of Anchorage, Alaska, approximately halfway between Anchorage and Fairbanks.  The Project encompassed approximately 120 square miles of claims.

The terms of the share purchase and sale agreement required the Company to issue 15,600,000 common shares of its capital stock at a deemed price of $0.10 per share to the shareholders of MAN, together with two convertible debentures, to be issued to two insiders of the Company.  The $1,337,038 (US $842,334) debentures will be convertible into a maximum of 9,400,000 common shares of the Company, at a conversion price of CDN $0.142 per share during the first three years, CDN $0.192 during the fourth year and CDN $0.242 during the fifth year.  During the year ended August 31, 2002, regulatory approval was received and the agreement was executed. The debentures are repayable on demand.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

7.

SALE AND PURCHASE AGREEMENT (continued)

The convertible debentures accrue interest at 5% per annum over their five year term.   A market rate of interest for a non-convertible debt offering, representative of the Company’s credit standing would be 10%.  Therefore, the Company has received an interest benefit of 5% for the holder’s conversion right, over the five year life of the debentures.  The present value of this conversion benefit, totaling $171,630 (2002 - $283,624) has been recorded on these financial statements as the equity portion of convertible debentures.

As of January 9, 2002, the Company acquired 100% of MAN.  The acquisition has been accounted for using the purchase method of accounting for business combinations.  Assets of the acquired entity are more fully described above.  For the purpose of the acquisition, the common shares were valued at $0.10 per share.  The net assets acquired were as follows:

Resource property		$2,816,916
Current assets		54,184
		2,871,100
Total liabilities		(1,452,621)

Net assets acquired		1,418,479

Consideration paid:
Common stock	$1,560,000
Convertible debentures	1,337,038	$2,897,038

Excess of consideration paid over net assets acquired, allocated to the acquisition cost of property		$(1,478,559)

Of the 15,600,000 common shares issued for the acquisition of MAN, 13,648,680 shares issued to two insiders of the Company are held in escrow and are subject to the release terms of a TSX Venture Exchange Tier 2 Surplus Security Escrow Agreement (6 years).  The escrow term may be reduced to that of a Tier 2 Value Security Escrow Agreement (3 years) upon the Company receiving a positive recommendation to proceed with a proposed second phase work program and raising sufficient funds to conduct the work program.  Should the debentures be converted into common shares of the Company, those shares would be subject to the same escrow terms.

During the third quarter of fiscal 2003, 3,049,360 common shares were issued at a price of CDN $0.142 upon the conversion of an outstanding debenture to extinguish $418,275 (US$273,279) in debt.

During fiscal 2003, the Company satisfied the conditions and the TSX Venture Exchange accepted the Company’s application for early release of the escrow securities.  During fiscal 2003, 5,459,472 common shares were released from escrow for the acquisition of MAN and 1,219,744 common shares were released from escrow from the conversion of a debenture.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

8.

RELATED PARTY TRANSACTIONS

Related party transactions consist of the following:

(a)

Consulting fees of $46,057(2002 - $25,469) paid to directors and officers.

(b)

Management fees of $30,000 ( 2002 - $12,500) paid to a company owned by the President and Director of the Company.

(c)

Rent and office expenses of $23,544 (2002 - $23,784) paid to a Company with common directors.

(d)

Included in accounts payable is $2,842 (2002 - $603) due to directors, officers or companies controlled by them.

(e)

A shareholder and director has made advances to the Company which were outstanding in whole or in part at the year-end in the amount of $241,458 (2002 - $134,478).  These advances are interest bearing at a rate of prime plus 2% and have no fixed terms of repayment.  For the year ended August 31, 2003, $15,648 (2002 - $2,690) was charged to the Company for accrued interest on the advances.

(f)

During the prior year, the Company entered into a share purchase and sale agreement with MAN (note 7).  As part of this agreement, 13,648,680 of the 15,600,000 shares issued and two convertible debentures, totalling $1,289,259 were issued to two Company insiders.  The Company and MAN are related by way of common directors.  On March 24, 2003, a US $273,279 debenture was converted into 3,049,360 shares at a price of CDN $0.142 per share.  These shares were placed into escrow and will be subject to the same release terms as the shares issued to insiders for the acquisition of M.A.N. Resources Inc.  During fiscal 2003, 5,459,472 common shares were released from escrow for the acquisition of MAN and 1,219,744 common shares were released from escrow from the conversion of a debenture.

9.

INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes.  The tax effect has not been recorded in the financial statements.  These losses expire as follows:

Available to	Amount

2004	$213,000
2005	204,000
2006	125,000
2007	56,000
2008	71,000
2009	270,000
2010	370,000

$1,309,000

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

9.

INCOME TAX LOSSES (continued)

The components of the future income tax assets are as follows:

	2003	2002

Future income tax assets
Non-capital loss carry-forwards	$1,309,000	$1,328,000
Unused cumulative foreign exploration and development expense	11,820,425	10,272,112
Unused cumulative Canadian exploration and development expenses	35,000	35,000

	13,164,425	11,635,112
Appropriate tax rate	36%	46%

	4,739,193	5,352,153
Less: Valuation allowance	(4,739,193)	(5,352,153)

	$0	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years.  These losses expire commencing in 2004 through 2010.  The exploration and development expenses can be carried forward indefinitely.

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 3(a)).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred.  Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(a)

Exploration expenditures (continued)

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(b)

Reconciliation of total assets, liabilities and shareholder’s equity:

	2003	2002

Total assets for Canadian GAAP	$12,029,208	$9,140,687
Adjustments to US GAAP	(10,525,395)	(8,837,596)

Total assets for US GAAP	$1,503,813	$303,091

Total liabilities per Canadian GAAP	$1,076,855	$1,206,368
Adjustments to US GAAP	171,630	283,624

Total liabilities for US GAAP	$1,248,485	$1,489,992
Total equity for Canadian GAAP	10,952,353	7,934,319
Adjustments to US GAAP	(10,697,025)	(9,121,220)

Total equity (deficit) for US GAAP	255,328	(1,186,901)
Total equity and liabilities for US GAAP	$1,503,813	$303,091

For Canadian GAAP purposes convertible debentures are considered a combined instrument, part debt and part equity.  For US GAAP purposes, the debentures are considered debt.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(c)

Reconciliation of loss reported in Canadian GAAP and US GAAP:

	2003	2002

Statement of operations for year ended August 31,
Reconciliation of net loss from Canadian GAAP to
US GAAP
Net loss per Canadian GAAP	$(380,320)	$(269,052)
Acquisition of mineral properties	(139,485)	(2,913,432)
Exploration and development costs net	(1,548,314)	(349,723)

Net loss per US GAAP	$(2,068,119)	$(3,532,207)

Net loss per share in accordance with:
Canadian GAAP	$(0.008)	$(0.006)
Total differences	$(1,687,799)	$(3,263,155)

Net loss per share in accordance with US GAAP	$(0.04)	$(0.09)

Weighted average number of shares outstanding	48,689,646	36,051,088

Under US GAAP advances, loans (and repayments thereof) from shareholders are classified as financing activities in the statement of cash flows.  The effect on the statements of cash flows is as follows:

	2003	2002

Operating Activities
Cash provided by (used in) operations per
Canadian GAAP	$(101,395)	$(169,093)
Shareholder advances, loans	106,980	61,073

Cash provided by (used in) operations per US GAAP	$5,585	$(108,020)

Financing Activities
Shareholder loans, advances per Canadian GAAP	$0	$0
Shareholder loans, advances per US GAAP	$106,980	$61,073

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(d)

Accounting pronouncements

In December 2002, FASB issued SFAS 148, "Accounting for Stock-based Compensation - Transition and Disclosure, an amendment to SFAS 123".  SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock-based compensation.  Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value method of accounting.  These disclosures are now required for interim periods in additional to the traditional annual disclosure.  The amendment to SFAS 123, which provides for additional methods, are effective for the periods beginning after December 15, 2002, although earlier application is permitted.  The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.  The Company adopted these requirements effective September 1, 2002.

(e)

Comprehensive loss

	Years Ended August 31,
	2003	2002

Net loss per US GAAP	$(2,074,374)	$(3,636,527)
Other comprehensive income (loss)	0	0

Comprehensive loss per US GAAP	$(2,074,374)	$(3,636,527)

11.

SUBSEQUENT EVENT

(a)

Management Changes

Subsequent to August 31, 2003, the Company announced several senior leadership changes effective November 1, 2003.  Mr. Gerald G. Carlson resigned as President and Mr. Robert Angrisano stepped in as interim President.  Mr. Monty Moore was appointed as interim Chief Executive Officer.

(b)

Options and Warrants Exercised

Subsequent to August 31, 2003, 381,717 stock options were exercised at $0.10 per share for gross proceeds of $38,171.  In addition, 250,000 warrants were exercised at US $0.25 per share for gross proceeds of $78,125 (US $62,500) and 3,144 warrants were exercised at $0.25 per share for gross proceeds of $786.

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED AUGUST 31, 2003 AND 2002

(Canadian Dollars)

12.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, accounts payable, amounts due to shareholder and convertible debentures.

(i)

Fair value

The carrying value of cash, accounts receivable, accounts payable, amounts due to shareholder and convertible debentures approximate their fair value because of the short maturity of these financial instruments.

(ii)

Interest rate risk

The Company is not exposed to significant interest rate cash flow risk for the convertible debentures, as they are at a fixed rate of interest. The Company is exposed to interest rate cash flow risk with regards to its loan due to shareholder. This loan accrues interest at a rate of interest tied to the commercial bank prime interest rate.

(iii)

Credit risk

The Company is not exposed to credit risk with respect to its receivables as these are due from the Government of Canada.

(iv)

Foreign exchange risk

The Company is exposed to foreign exchange risk to the extent that its accounts payable and its convertible debenture are denominated in U.S. dollars. The Company mitigates this foreign exchange risk where possible, by matching U.S. dollars received for capital stock transactions, to U.S. dollar denominated debts.