Form 20-F
period 2008-11-30
PURE NICKEL INC.
filed 2009-05-19
CIK 877019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2008
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

Jeffrey D. Sherman, 416.644.0066, Chief Financial Officer, info@purenickel.com, Suite 900 – 95
Wellington St. West, Toronto, Ontario Canada, M5J 2N7
(Name, Telephone, E-mail and/ or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,765,559

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards ☐	Other ☒

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
BHEM

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

fracture

A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solution. A ‘cross fracture’ is a minor break extending at more- or-less right angles to the direction of the principal fracture.

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

feasibility study	An economic study assessing whether a mineral deposit can be mined profitably, by estimating costs of a mine and the potential revenues from production.
grade	The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.
hectare	A metric unit of area measurement equivalent to 10,000m²
hydrothermal	Relating to hot fluids circulating in the earth’s crust.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
intrusion	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
mafic	Igneous rock composed mostly of dark, iron and magnesium-rich minerals.
metasedimentary.	Originally sedimentary rocks which have been subsequently affected by the process of metamorphism
metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.

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

PGE(s)	Platinum Group Element(s) include platinum, palladium, rhodium, iridium, osmium, and ruthenium. They commonly occur together in nature and are among the most scarce of the metallic elements.
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

Other Information

Pure Nickel Inc. (formerly “Nevada Star Resource Corp.”) was incorporated under the laws of the Yukon Territory, Canada, and on March 31, 2009 our shareholders approved our continuance under the Canada Business Corporations Act. In this document, the terms “we,” “our,” “us,” and “the Company” refer to Pure Nickel Inc. and its subsidiaries. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), are reconciled to the United States generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars except where indicated in conversions of convenience. We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Washington, D.C. 20549.

Copies of our filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov. Further, we also files reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval, which is a filing system that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators (“SEDAR”). Copies of our reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com.

Our principal executive office is located at Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7, Tel: 416.644.0066, Fax: 416.644.0069, email address info@purenickel.com and website http://www.purenickel.com. Unless explicitly referred to herein, the information contained on our internet site is not incorporated by reference in this report and it should not be considered part of this report.

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

  requirements for additional capital and anticipated financing activities;

  anticipated strategic alliances or arrangements with partners;

  projected development, production and exploration timelines;

  results of production and exploration activities;

  the estimation or realization of mineral reserves and resources;

  forecasts of the prices of minerals relevant to our exploration effort and general economic performance;

  forecasts of ore grade or recovery rates;

  discussions regarding the failure rates of plant, equipment or processes to operate as anticipated;

  labor relations;

  timing regarding governmental approvals and permits;

  descriptions of plans or objectives of management for future operations;

  the timing and amount of capital expenditures, costs and timing of the development of new deposits; and

  descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “opportunity,” “plan,” “potential,” “believe,” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could,” or “may.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We intend that the forward-looking statements contained herein will be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider all available information about us before you make an investment decision. You should review carefully the risks and uncertainties identified in this Annual Report on Form 20-F.

PART I

ITEM 1.   Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2.   Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3.   Key Information

Selected Financial Data

Following is selected financial data expressed in Canadian dollars, for the fiscal years ended August 31, 2004, and 2005, the three month period ended November 30, 2005, the period from May 18, 2006 to November 30, 2006 and the years ended November 30, 2007 and 2008 which were prepared in accordance with Canadian GAAP, which differs substantially from United States generally accepted accounting principles (“U.S. GAAP”). Reference is made to Note 18 to the audited financial statements for the years ended November 30, 2008 and 2007 in “Item 17. Financial Statements” for a description of the differences between Canadian GAAP and U.S. GAAP, and how these differences affect our financial statements.

The selected financial data was derived from financial statements that were audited by SF Partnership LLP and Smythe Ratcliffe LLP, as indicated in the reports included elsewhere in this Annual Report. This selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in this Annual Report.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, and from a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Our financial statements reflect the results of Nevada Star Resources for the fiscal years ended August 31, 2004, and 2005, the three month period ended November 30, 2005, and the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the fiscal years ended November 30, 2006, 2007 and 2008.

The selected financial data is set out on the next page. The amounts for the fiscal years ended August 31, 2004 and 2005, the three month period ended November 30, 2005, originally prepared and presented in United States dollars, have been translated to Canadian dollars solely for the convenience of the reader at an exchange rate of US$1.00 = C$1.2370, the closing rate at the end of the reporting period on November 30, 2008 as reported by the Bank of Canada.

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $	3 months ended Nov. 30, 2005 $	12 months ended Aug. 31, 2005 $	12 months ended Aug. 31, 2004 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil
Operating expenses	1,972,406	4,946,798	103,441	168,555	1,206,217	986,804
Income (loss) from operations	(1,972,406)	(4,946,798)	(103,441)	(168,555)	(1,206,217)	(986,804)
Other income (expenses)	(459,634)	(2,778,777)	(35,082)	(908)	7,042	(39,288)
Net income (loss)	(2,432,040)	(7,725,575)	(138,523)	(169,463)	(1,199,175)	(1,026,093)
Total assets	46,989,142	49,188,862	2,945,022	11,340,184	11,432,446	11,822,156
Shareholders’ equity	46,533,315	48,711,786	2,945,022	11,282,520	11,373,933	10,971,715
Outstanding common shares	67,765,559	67,765,559	24,100,001	84,269,287	84,219,287	77,651,262
Dividends per common share	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.04)	(0.18)	(0.02)	(0.00)	(0.01)	(0.01)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception on April 29, 1987 aggregate $10,296,138. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i)

Net Loss and Loss per Share

	12 months ended	12 months ended
	Nov. 30,	Nov.30,
	2008	2007
Net loss under Canadian GAAP	$(2,432,040)	$(7,725,575)
Capitalized expenditures on unproven mineral properties	(3,641,817)	(34,311,471)
Net loss under U.S. GAAP	$(6,073,857)	$(42,037,046)
Loss per share under U.S. GAAP – basic and diluted	$(0.09)	$(0.96)

(ii)

Mineral Properties

	November 30,	November 30,
	2008	2007
Mineral properties under Canadian GAAP	$39,143,940	$35,502,123
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Mineral properties under U.S. GAAP	$–	$–

(iii)

Deficit

	November 30,	November 30,
	2008	2007
Deficit under Canadian GAAP	$(10,296,138)	$(7,864,098)
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Deficit under U.S. GAAP	$(49,440,078)	$(43,366,221)

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On February 28, 2009, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars, was $1.2707. This exchange rate is based on the average noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended November 30, 2008 and for the six month period between September 1, 2008, and February 28, 2009, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended November 30, 2004	$1.3090
Year ended November 30, 2005	$1.2161
Year ended November 30, 2006	$1.1350
Year ended November 30, 2007	$1.0867
Year ended November 30, 2008	$1.0479

The following table sets forth the high and low exchange rate for the six month period between September 1, 2008 and February 28, 2009:

U.S. Dollar/Canadian Dollar Exchange Rates
Month	High	Low
September 2008	1.0821	1.0298
October 2008	1.2995	1.0585
November 2008	1.2952	1.1477
December 2008	1.3008	1.1872
January 2009	1.2765	1.1761
February 2009	1.2731	1.2160

B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

Any investment in our common shares involves a high degree of risk. In addition to the other information presented in this Annual Report, you should consider the following risk factors carefully in evaluating the Company, its business and the mineral exploration and mining industry. If any of these risks or uncertainties occurs, our business, financial condition or operating results could be materially harmed. In that case the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we may face. For further information you are encouraged to review our filings with the SEC, as well as those appearing on SEDAR.

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

As at November 30, 2008, we had cash of $7,700,559 and working capital of $7,369,731. We do not currently generate revenues or cash flows from operations except payments and reimbursements by development partners which are credited to “mineral resources” on the balance sheet rather than being identified as “revenues” in our consolidated statements of operations. Our business plan calls for substantial investment and costs in connection with the acquisition and exploration of our mineral properties currently under lease and option. In order to maintain certain of our property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures annually. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. Any direct acquisition of any of the claims under lease or option is subject to our ability to obtain the financing necessary to fund and carry out exploration programs on the subject properties. The requirements are substantial. There are no arrangements in place for additional financing and we can provide no assurance to investors that we will be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including market prices for minerals, and investor sentiment. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may require additional financing which may not be available or, if available, may not be available on favourable terms.

We believe that we have adequate funds to finance our exploration program only until the end of the current fiscal year ending November 30, 2009. We are an exploration company with an accumulated deficit of $10,296,138 as at November 30, 2008. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

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

The current credit and financial market conditions may exacerbate certain risks affecting our business.

Increased concerns about credit markets, consumer confidence, economic conditions, volatile corporate profits and reduced capital spending could negatively impact us. The current tightening of credit in financial markets may adversely affect the ability of our partners to obtain financing, which could result in a decrease in, or deferrals or cancellations of, their payment obligations to fund our exploratory activities. If global economic and market conditions, or economic conditions in the United States or Canada, remain uncertain or persist, spread, or deteriorate further, we may experience a material adverse effect on our business and financial condition. Unstable economic, political and social conditions may make it difficult for our partners to accurately forecast and plan future business activities. If such conditions persist, our business and financial condition could suffer.

The failure of any banking institution in which we deposit our funds or the failure of such banking institution to provide services in the current economic environment could have a material adverse effect on our results of operations or financial condition.

The capital and credit markets have been experiencing extreme volatility and disruption. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers, as well as pressured the solvency of some financial institutions. Some of these financial institutions, including banks, have had difficulty performing regular services and in some cases have failed or otherwise been largely taken over by governments. If we are unable to access some or all of our cash on deposit, either temporarily or permanently, it could have a negative impact on our operations or our financial position, or both.

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

During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, which governs mining claims and related activities on federal lands. For example, a broad based bill to reform the General Mining Law of 1872, the Hardrock Mining and Reclamation Act of 2007 (H.R. 2262) was introduced in the House of Representatives on May 10, 2007 and was passed by the House of Representatives on November 1, 2007, and was submitted to the Senate. Further, the U.S. House of Representatives has introduced H.R. 699 - the Hardrock Mining and Reclamation Act of 2009, which is currently in committee. There has not been material progress on either of these proposed reformations as of the latest practicable date of this report.

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

As of March 31, 2009, there were 67,765,559 common shares issued and outstanding as well as warrants outstanding to purchase 4,000,000 additional common shares at a price of $2.00 each, and options outstanding to purchase 3,760,000 shares with a weighted average exercise price of $0.65.

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

SEC regulations define “penny stock” to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. While our shares are subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity. Accordingly, this may result in a lack of liquidity in the shares and investors may be unable to sell their shares at prices considered reasonable by them.

As a foreign private issuer, our shareholders may have less complete and timely data than they would with a typical U.S. public company.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) in Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 of the Exchange Act and the rules promulgated thereunder regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

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

As discussed in detail below under “Item 10.E(iv). United States Federal Income Tax Considerations,” the tax implications of an investment in our Company are difficult to determine, highly individual and generally require that an investor consult his or her investment and taxation professionals. Under certain circumstances, the acquisition, holding or disposition of our shares may generate unwanted tax consequences for a holder or investor in our shares.

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

As we are incorporated pursuant to the laws of the Canada, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Canada Business Corporations Act.

ITEM 4.       Information on the Company

A.   History and Development of the Company

We are principally engaged in the acquisition, development, and operation of mineral properties and exploration for, in particular, nickel, PGEs, copper, gold, silver and associated base and precious metals. At present, operations are located in Canada and the United States. Operations in Canada are conducted through the parent corporation, Pure Nickel Inc., as well as through our wholly-owned subsidiary, PNI Corp. (a Canada corporation). Operations in the United States are carried out through our wholly-owned subsidiaries Nevada Star Resource Corp. (a Washington corporation), and Nevada Star Resource Corp. (U.S.) (a Nevada corporation). The Company also seeks to exploit joint venture or option agreements where appropriate to enhance shareholder value, on certain of its mineral properties and the surrounding areas.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and on June 17, 1998 were continued under the Yukon Business Corporations Act. On March 31, 2009 our shareholders approved our continuance under the Canada Business Corporations Act). We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP. Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

The address and telephone number of our principal executive office and information on the Company generally can be found above under “Special Information: Other Information.” The registered agent in the United States for our United States subsidiaries is CT Wolters Kluwer, 111 Eighth Avenue, New York, NY 10011.

On March 30, 2007, we (then known as Nevada Star Resource Corp., (“Nevada Star”), completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated on May 18, 2006. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, our financial statements reflect the results of Nevada Star for the fiscal years ended August 31, 2004 and 2005, the three month period ended November 30, 2005, and the combined results of old PNi and Nevada Star for the period from May 18, 2006 to November 30, 2006, and the fiscal years ended November 30, 2007 and 2008.

At the same time as the reverse takeover, we consolidated our common shares on a one-for-five basis, and they continued to be traded on the Toronto Stock Exchange Venture Exchange (TSX-V) and in the United States on the Over the Counter Bulletin Board. Our share listings have now graduated to the senior Canadian exchange and as of August 14, 2007, have been listed on the Toronto Stock Exchange.

During the second quarter, 2007, we completed a financing of $9,000,000 by the sale of 10,000,000 units for $0.90 each. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at $1.20 for a term of 18 months. The agent for this financing received a cash commission of 7% of the gross proceeds and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each advisory warrant is exercisable into one common share at $0.90 each for a period of 18 months.

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

Prior to February 2007, we had three properties in different stages of exploration: (i) the MAN Property located in Alaska, United States; (ii) the Salt Chuck Alaska PGE Property located in Alaska, United States; and (iii) the Milford Utah Copper Property located in Beaver County, Utah. Prior to February 2007, old PNi had two exploration properties: (i) Fond du Lac, located in Saskatchewan, Canada and (ii) Fox River, located in Manitoba, Canada. On November 6, 2007, we announced we had elected not to renew the option for the Fox River property.

On August 2, 2007, we completed a major acquisition comprising the purchase of the Xstrata property portfolio for $15,250,000 in cash and the issuance of 4,000,000 warrants to purchase common shares with an exercise price of $2.00 per share for a period of three years from the issuance of the warrants. Properties included in the acquisition were:

  William Lake and Manibridge in Manitoba;
  POV, Nuvilik, SR1, HPM, East Hudson (JV with SOQUEM) and Forgues in Quebec;
  Harp Lake and Florence Lake in Newfoundland; and
  Rainbow in Nunavut.

In addition, Xstrata was granted:

  a net smelter royalty of 2% on each property with us having the right to reacquire 1% by payment of $1,000,000 with respect to a particular property at any time up to twelve months after commercial production has been achieved on that property;

  off-take and marketing rights for all concentrate or product produced from the properties; and

the right to retain one back-in right to 50% for any one (only) of any mining project with an economic threshold of 15,000,000 tons of resources.

On September 20, 2007, we entered into an option agreement with Exploration Syndicate Inc., a private company, for the option to earn up to 100% interest in 160,000 hectares of prospective property in central Manitoba. In March 2008, we drilled two conductors identified from a November VTEM airborne survey. Drill success was limited and in June 2008 we announced our intent to end the option agreement.

On November 6, 2007, we granted an option to Manicouagan Minerals Inc. under which they may earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Québec. Manicouagan Minerals paid us $30,000 and as long as the agreement remains in effect, will pay $25,000 on the first and second anniversary of the agreement. Manicouagan Minerals granted us 250,000 common share purchase warrants at a price of $0.40 per share, with a four month hold period and for a term of two years. Manicouagan Minerals will earn a 50% interest in the Forgues and Haut Plateau properties by spending a minimum of $750,000 on the property on or before the second anniversary date. Manicouagan Minerals can earn an additional 20% if within 60 days of the second anniversary date of the agreement they spend an additional $1,500,000.

As referenced above, on November 6, 2007, we announced that we would not renew our option for the Fox River project in Manitoba. We also announced that we had allowed our claims on the Florence Lake project in Newfoundland and Labrador to lapse.

On November 15, 2007, we announced a 50/50 joint venture agreement with Crowflight Minerals Ltd. (“Crowflight”) to explore the past producing Manibridge Mine area. Each party contributed properties and mineral rights to the joint venture and made an initial contribution of $3 million over a three year period to fund preliminary exploration activities within the joint venture area and to perform further detailed technical studies as necessary to evaluate the potential for development and mining on the properties. Crowflight is the operator of the joint venture. In addition, we have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period. Properties contributed by us to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine and are subject to rights held by Xstrata pursuant to an exploration property purchase agreement entered into between Xstrata and the Company on August 2, 2007. Specifically, Xstrata will, among other things (i) retain an off-take option to purchase all or any portion of concentrates and other mineral products produced from the affected properties; and (ii) be entitled to a 2% net smelter return (NSR) royalty with respect to the our claims.

On November 20, 2007, we filed on SEDAR, and furnished on a 6-K through EDGAR, an Independent Technical Report on our 100% owned William Lake property in the Thompson Nickel Belt, Manitoba. We commissioned the NI 43-101 report from Scott Wilson Roscoe Postle Associates Inc. to summarize previous work, and in particular the exploration activity undertaken by Xstrata through its predecessor company, Falconbridge Limited. The technical report highlighted the significant nickel mineralization outlined by 13 years of previous exploration activity that commenced in 1989. This technical report conforms to NI 43-101 Standards of Disclosure for Mineral Projects and its recommendations form the basis for our future exploration programs to develop a resource estimate.

On December 19, 2007, Jay Jaski, our CEO and Chairman, unexpectedly passed away. David McPherson was appointed interim President and CEO and Robert Angrisano was appointed as interim Chairman of the Board. On April 3, 2008 these appointments became permanent.

On February 21, 2008, we announced that we had entered into an option agreement with Rockcliff Resources Inc. whereby Rockcliff may earn up to a 70% interest in the Tower VMS property. This property is comprised of 35 mining claims located at the north end of our William Lake Property. The agreement requires Rockcliff to drill 2,000 meters in the first year as well as the granting to us of warrants to purchase 1,250,000 shares of Rockcliff at $1.50 per share with a term of 2 years.

On May 15, 2008, we relinquished our rights to the East Hudson properties in Quebec.

On June 5, 2008, we granted Minergy Ltd., a private company, an option to earn up to 70% interest in 393 mining claims comprising the Nuvilik and POV properties located in the Raglan district in Quebec.

On October 31, 2008, we granted ITOCHU Corporation, a large Japanese conglomerate (“ITOCHU”), an option to earn up to a 75% interest in the MAN, Alaska property. Pursuant to the agreement, ITOCHU reimbursed us for expenditures incurred in 2008 at MAN and will fund 2009 exploration activity to a combined maximum of $6.5 million for 2008 and 2009. On an ongoing basis, exploration activity may be funded through 2014 to a total of $40 million subject to ITOCHU exercising its option to continue at the end of 2009 and 2013. Under the terms of the agreement, ITOCHU can earn a 60% interest in MAN by incurring an aggregate of $30 million of exploration expenditures over the first six years of the option period. Once ITOCHU has earned a 60% interest, it has the option to earn-in an additional 15% interest in the MAN property by incurring an additional $10 million of exploration expenditures during the seventh year of the agreement. The agreement provides for the acceleration of the earn-in timetable, and we will also earn a 10% management fee and will remain as operator.

B.   Business Overview

General

We are in the business of acquiring, exploring and developing mineral properties, primarily those containing nickel, platinum group elements, copper, gold, silver and associated base and precious metals. We have a practice of taking grassroots or undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, then we have a policy of looking to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we retain a percentage of ownership, in the case of a partnership we receive a percentage of royalty from the production of product resulting from a mining operation. Our property portfolio is summarized in the table set forth below.

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

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	13,562,958	39,143,940
	$25,598,251	$13,562,958	39,161,209

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123
	$22,399,756	$13,129,625	$35,529,381

C.   Organizational Structure

The diagram below sets out our organizational structure and the jurisdiction where the entities listed were incorporated or continued. Each of Nevada Star Resource Corp., Nevada Star Resource Corp. (U.S.) and PNI Corp. is a wholly-owned subsidiary of the Company. At the Annual and Special Meeting of Shareholders that was held on March 31, 2009, our shareholders approved our continuance under the Canada Business Corporations Act. For further information on this continuance, see Item 10, below.

D.   Property, Plant and Equipment

In most cases, we use third party contractors to carry out our exploration activities, so that we own very little property, plant and equipment in the field.

Mineral Projects

We have mineral rights to several premier properties and numerous others in various stages of exploration in North America. A summary of the properties is presented in the table below and detailed descriptions follow.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an option agreement with ITOCHU.
William Lake	Manitoba (50 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted last winter.
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd, 1.1 g/t Au, and 5.7 g/t Ag.

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	35,650 hectares

The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

Tower Property	Manitoba (50 km from Grand Rapids – part of William Lake)	7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Manibridge	Manitoba (28 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,152 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims. Manicouagan paid us $30,000 and also granted us common share purchase warrants.
Raglan SR1, POV, Nuvilik	Quebec	51,420 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.

Property	Location	Claims area (approx.)	Comments
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	4,480 hectares	The property is currently in the early exploration stage.
Copper King Milford	Utah	2,830 hectares

The property is operated by Copper King Mining Corporation. We will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million and may be subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

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

Property Status - The MAN project comprises 3,033 State and Federal mining claims and prospecting sites encompassing an area of 180,212 acres (72,930 hectares). The project property falls within the Fairbanks, Chitina and Talkeetna recording districts. All claims are 100% owned by Nevada Star Resource Corp. (U.S.), our wholly-owned subsidiary. In 2008 we announced an option agreement with ITOCHU Corporation, a multi-billion dollar Japanese conglomerate, for it to earn up to a 75% interest in the MAN property by investing up to US$40 million. ITOCHU has reimbursed us for expenditures incurred in 2008 at MAN and will fund 2009 exploration activity at MAN, to a combined maximum of US$6.5 million. Exploration will be funded through 2014 subject to ITOCHU exercising its option to continue at the end of 2009 and 2013.

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

In May 2007, we conducted a VTEM B-Field airborne geophysical survey over the Alpha, Beta and East Rainy complexes of our MAN Alaska project area. Surveys over the three blocks were conducted along flight lines 100 meters apart for a total of 3,327 line kilometers. In addition three dimensional magnetic inversion modeling was completed in May and in June 2007, a follow-up soil geochemical survey was conducted on the Alpha complex. This soil survey provided additional detail and definition from over 2282 new sample sites to expand upon the existing soil geochemical results accumulated from a 4000 sample program conducted during the 2002 to 2005 programs and will bring greater precision in targeting the 2008 drill program.

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

The 2008 exploration program focused on diamond drilling which targeted geophysical anomalies, particularly VTEM conductors, in the Beta Complex. Drilling in 2008 was limited to three completed holes (one abandoned) due to poor drilling conditions. The drilling did intercept wide zones of disseminated sulphides, including 0.50 metre grading 1.39% Ni and 1.27% Cu. A map of the MAN property is shown below.

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

Property Status – The property is 100% Company owned and is comprised of 142 claims and 1 mineral exploration license covering 30,553 hectares.

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

Our exploration started at the end of October, 2007 and is following up on mineralized intersections on prospect W56. In view of the wide spaced drilling (up to 250 meters apart) the main objective of the program is to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. The program included an ongoing ground PEM and BHEM surveys and 1159 line kilometers of a VTEM airborne survey was flown over the entire WLT properties (completed on December 17th). Results have identified multiple, weak to highly enhanced conductivity zones, some with previous drilling indicating the presence of ore grade nickel mineralization and others with very little or no drilling.

The first phase of a 2007-2008 drill program began on November 8, 2007 and shut down on December 16, 2007. The second phase started in early January 2008. The surface drill program was completed on April 8, 2008 with a total of 7525 meters in 15 holes completed on budget. The drilling was completed on five zones within the 15 km William Lake trend. The winter’s program was testing nickel bearing horizons identified by the historical drilling. In view of the previous wide spaced drilling (up to 250 meters apart) one of the main objectives of the program was to establish the continuity of the known mineralization to provide confidence to work towards a mineral estimation for a 43-101- compliant resource on one or more sections. Testing for the continuity of mineralization included drilling above, below and on strike of the known zones at 50 to 100 m step outs.

Phase two drilling focused on new zones identified by the VTEM survey, as well as previously identified nickel bearing horizons with little previous drilling and/or poor understanding of the mineralization, were also explored. Drilling on zones 56 N and W 21 at William Lake discovered a significant new nickel-enriched sulphidic iron formation adjacent to an ultramafic intrusion that hosts numerous thick disseminated Ni-sulphide intervals. This association and the high Ni/Cu ratios is described by Bleeker (1990) at Inco’s Pipe II and Thompson ore deposit located in the northern portion of the Thompson Nickel Belt (TBN). Our discovery is the first find of ore-grade and near ore grade Ni-enriched intersections of sulphidic iron formation in the southern extension of the Thompson Nickel Belt. As seen at the Thompson and Pipe II deposits these type of sulphidic iron formations when Ni-enriched can constitute ore and form as much as 50% of the total tonnage of the deposit. Although most macroscopic characteristics of the Ni-enriched iron formations are similar to those of their low nickel counterparts, Ni grades can range anywhere from slightly above those in the barren sulphides to the maximum grades observed in adjacent massive magmatic sulphides (e.g. 3% Ni at Pipe II and 10-12% Ni at Thompson). The William Lake Project is the most advanced property based on the exploration activity (primarily drilling) and results (potentially economic grade and width). The William Lake project has consistently returned economic grade/width intersections with the previous drilling programs.

Salt Chuck Property, Alaska

Location - The project area is located in Southeast Alaska on Prince of Wales Island, approximately 70 kilometres northwest of Ketchikan, Alaska. The property is situated at latitude 55º 38’ N, longitude 132º 33’ 30” W.

Property Status - We holds 100% interest to 146 federal lode mining claims that constitute the Salt Chuck Property, covering 1,082 hectares.

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

Fond du Lac Project, Saskatchewan

Location - The Fond du Lac property is located in northern Saskatchewan, Canada, east of Lake Athabasca and immediately north of the Fond du Lac river. The centre of the property is located just 20 km northwest of Stony Rapids, Saskatchewan at latitude 59° 22.1’ North and Longitude 104° 0.7’ West.

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

Property Status - The Fond du Lac Project claim area consists of permits totalling approximately 30,798 hectares of prospective ground. The Company is the registered claim holder, and owns 100% of the property.

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

During the second quarter of 2007, we completed a drill program of 19 diamond drill holes totalling 3,127 meters. Drilling tested a focused area of known mineralization on the Rea Lake mineralized horizon, a strong magnetic feature 600 meters to the south, and a possible extension to the Axis Lake East Zone horizon. The program confirmed extensive zones of nickel mineralization.

We commissioned a National Instrument 43-101 technical report on the property. Historical exploration established an inferred mineral resource of 3.4 million tonnes at the Axis Lake horizon grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant and estimated under the high standards of the day, it does not comply with the modern guidelines of National Instrument 43-101.

Manibridge Property, Manitoba

Property Description - The property is located 128 km southwest of Thompson and 32 km southwest of the town of Wabowden. The Manibridge properties consist of two claims, Ore 5 and Ore 6, each of which is 135 hectares. The two claims cover the shaft, ore body and tailings pond of the former operating mine.

Exploration - A production decision was announced in June 1969 on a mineral inventory calculation derived from 26 surface drill holes cutting the mineralized zone. At this stage 51 holes had been drilled on the property for a total of 44,398 feet. Production started in June 1971 and the operation ran into continual problems, never reaching design production levels (250,000 t.p.y. milled and 13,700,000 lbs annual production of nickel). The mine was closed in June 1977, when economic reserves were exhausted. The crown pillar has since collapsed and the mine workings are no longer accessible. The initial mineral inventory during the life of the mine was 1,409,000 tones (including 15% dilution).

On November 15, 2007, we entered into a 50-50 joint venture agreement with Crowflight to explore and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine. This transaction will enable the Company to expand the potential at Manibridge by exploring not only the areas surrounding the mine but the historical mineralization along strike that are evident in exploratory drill holes from the 1960s and 1970s. Properties contributed by the Company to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine. Crowflight is in the process of bringing its Bucko Lake project into production and is motivated to find additional mill feed for the recently fully funded mill to be built there. In 2007 Crowflight conducted a VTEM geophysical survey over the Manibridge property, shared mine data with PNI on the deposit and conducted a 2,496 metre drill program completing six holes. Drilling resulted in the discovery of two nickel zones located within 400 metres of past production and confirmed an extension to the Manibridge deposit itself.

HPM and Forgues, Quebec

Property Description - The HPM and Forgues properties are located approximately 290 kilometres north of Baie Comeau, Quebec and 180 kilometres north-northwest of Sept-Iles, Quebec. The properties can be accessed by Route 389, an all weather road connecting Baie-Comeau to Fermont to Labrador City. It is paved up to Hydro Québec Manic 5 power plant. A gravel road maintained by Hydro-Québec to access their Hart Jaune power station intersects to the east route 389 at kilometre 390. The HPE property consists of 14 map-staked claims, covering an area of 748.37 hectares. The Forgues property consists of 25 ground-staked claims covering an area of 400 hectares. The properties lie in the Manicouagan Metamorphic Complex.

Exploration- On November 6, 2007, we announced that we had entered into an option agreement with Manicouagan Minerals Inc. Since a significant shareholder and officer of Manicouagan Minerals is a director of the Company, this is reported as a related party transaction under Item 8, Section B - “Related Party Transactions” - found below.

Nuvilik Property, Ungava, Quebec

Property Description - The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometers south of the coastal Inuit community of Salluit, and 80 kilometers west-southwest of the Raglan Mine complex. The Cape Smith Belt in northern Québec is host to the Raglan Mine which has mineral reserves of 15.7Mt grading 2.8% Ni and 0.7% Cu. A permit covering 7500 hectares was originally taken in 1995 over the main showings. In December 2002 and July 2003 additional claims were taken and the property now comprises 245 claims covering approximately 10,000 hectares separated into two distinct blocks; all of the claims are 100% owned. The presence of significant Ni-Cu-PGE sulfide occurrences including the historical Ekwan showing (1.8% Ni and 0.8% Cu over 6.5 meters, 1957) illustrates the potential of the Nuvilik property to host Ni-Cu-PGE deposits. Minergy Ltd. has an option to earn a 70% interest the Nuvilik property.

Exploration - Historical drilling in the vicinity of the main showings includes 15 drill holes by Ekwan River Mines Ltd. and 6 drillholes totalling 1,037m by Falconbridge Ltd. An AeroTEM airborne EM and Magnetic survey was flown in 2004 and identified several unexplained conductive anomalies. Some of these conductors are concordant with, or occur in the vicinity of previously mapped ultramafic units and historical Ni-Cu-PGE occurrences (Ekwan Showing). The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units.

POV Property, Ungava, Quebec

Property Description - The POV Park property is located 100 kilometres northeast of the coastal Inuit community of Akulivik, 160 kilometres west-southwest of the Raglan Mine Complex. The property consists of 4 blocks comprising a total of 148 map staked claims covering an area of 5890 hectares acquired in 2003 by Falconbridge. The claims were staked to cover a prospective horizon located within a Provincial Reserve close to the Mont Puvirnituq Park project. The limited amount of field work that has been conducted on this property has already uncovered some high tenor magmatic sulphides at the base of an ultramafic complex (0.52% Ni, 0.24% Cu, 2.3g/t PGE and 1.74% S; and 0.60% Ni, 0.43% Cu, 0.9 g/t PGE and 2.51% S). This ultramafic body is positioned within the Raglan Horizon and appears to have a conductive response associated with it. Minergy Ltd has an option to earn a 70% interest in the POV property.

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

Exploration - Exploration in the southern portion of the Cape Smith Belt (i.e., South Raglan) in Northern Québec was sparked anew in 2003 by the Ni-Cu-PGE sulfide discoveries announced by Canadian Royalties Inc. At that time there was a staking rush and Falconbridge Ltd. took out several claim blocks including SR1 in the South Belt, and initiated a regional exploration project to investigate the potential of the ultramafic rocks. In the summer of 2008, a 1,100 km VTEM survey was completed on the property and geophysical interpretation of the survey has identified several potential targets.

Rainbow, Nunavut

Property Description - The property is located 260 kilometres west of Arviat, 380 kilometres northwest of Churchill, and 612 kilometres north of Thompson. The Rainbow Property consists of a series of mining claims totaling 4,480 hectares. The project area is remotely located, Arviat is the nearest costal access route, and Churchill is the closest railhead. Access to the camp is possible via fixed wing aircraft to Cullaton Lake Airstrip (gravel strip, 4500 feet long, capable of taking HS748 aircraft).

Exploration - The most significant previous work on the property was undertaken by Inco (1952-53, & 1997), and Noranda (1977 & 1992). From August 22 to September 10, 2004, a 1,012 metres diamond drill program in six holes was completed in the vicinity of the Main Zone Showing to test the surface showing (0.38 to 2.23% Ni). Four holes intersected disseminated sulphides with nickel grades less than 0.5% (RB04-01,-03 to -06). One hole (RB04-02) intersected a narrow 0.5 metre internal of semi-massive sulphides which assayed 0.79% Ni and 9.93% S with a low nickel tenor of 2.87% Ni in 100% sulphides. Significantly, one hole, RB-04 intersected 13.10 g/t Au and 4.73% S over 2.14 metres, including 24.20 g/t and 7.88% S over 1.0 metre.

Copper King (formerly Milford Copper Property), Utah

On November 26, 2003, Western Utah Copper Corporation (WUCC) exercised its option to acquire a 100% interest in the mining claims located in Beaver County, Utah owned by Nevada Star Resource Corp. (US), our wholly owned subsidiary, in consideration of royalty payments of up to $10 million USD. Under the option agreement, WUCC had three years to put the property into production or WUCC would receive a one year extension by notifying us before that date that the property was being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC so notified us that it was on a path to production and since then has been granted two one year extensions up to November 1, 2008 to achieve production, failing which the mining claims are to be returned to us. Additional discussions have since occurred. We are entitled to receive 1% of the net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties to us are capped at US$10 million.

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

Exploration - The Company carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life. However, due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

Harp Lake, Labrador, Newfoundland

Property Description - The Harp Lake Property consists of one claim block staked over anomalous nickel and copper gossans in the Harp Lake Anorthositic Complex. The 19 claims (one licence) occupy 475 hectares. There has been no work performed on the property since 1999.

ITEM 4A.   Unresolved Staff Comments

Not applicable.

ITEM 5.      Operating and Financial Review and Prospects

The following is a discussion of our results of operations for the fiscal years ended August 31, 2004 and 2005, the three month period ended November 30, 2005, the period from May 18, 2006 to November 30, 2006 and the fiscal years ended November 30, 2007 and 2008.

The following discussion should be read in conjunction with our audited consolidated financial statements, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to “Item 3: Key Information” for exchange rate information on the Canadian dollar.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, and from a Canadian legal and accounting perspective, the transaction was deemed to be a revere takeover. Results of operations reflect the results of Nevada Star Resources for the fiscal years ended August 31, 2004, and 2005, the three month period ended November 30, 2005, and the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the period from May 18, 2006 to November 30, 2006 and the fiscal years ended November 30, 2007 and 2008.

The financial statements have been prepared in accordance with Canadian GAAP. Reference is made to Note 18 of the financial statements for the years ended November 30, 2008 and 2007 for a discussion of the material differences between Canadian GAAP and US GAAP, and their effect on the Company’s annual audited financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report.

Overview

A.           Operating Results

Selected financial information is set out below. The amounts for the fiscal years ended August 31, 2004 and 2005, and the three month period ended November 30, 2005, originally prepared and presented in United States dollars, have been translated solely for the convenience of the reader at an exchange rate of US$1.00 = C$1.2370, the closing rate on November 30, 2008 as reported by the Bank of Canada.

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $	3 months ended Nov. 30, 2005 $	12 months ended Aug. 31, 2005 $	12 months ended Aug. 31, 2004 $
Revenues	Nil	Nil	Nil	Nil	Nil	Nil
Operating expenses	1,972,406	4,946,798	103,441	168,555	1,206,217	986,804
Income (loss) from operations	(1,972,406)	(4,946,798)	(103,441)	(168,555)	(1,206,217)	(986,804)
Other income (expenses)	(459,634)	(2,778,777)	(35,082)	(908)	7,042	(39,288)
Net income (loss)	(2,432,040)	(7,725,575)	(138,523)	(169,463)	(1,199,175)	(1,026,093)
Total assets	46,989,142	49,188,862	2,945,022	11,340,184	11,432,446	11,822,156
Shareholders’ equity	46,533,315	48,711,786	2,945,022	11,282,520	11,373,933	10,971,715
Outstanding common shares	67,765,559	67,765,559	24,100,001	84,269,287	84,219,287	77,651,262
Dividends per common share	Nil	Nil	Nil	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.04)	(0.18)	(0.02)	(0.00)	(0.01)	(0.01)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception on April 29, 1987 aggregate $10,296,138. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

Net Loss and Loss per Share

	12 months ended	12 months ended
	Nov. 30,	Nov.30,
	2008	2007
Net loss under Canadian GAAP	$(2,432,040)	$(7,725,575)
Capitalized expenditures on unproven mineral properties	(3,641,817)	(34,311,471)
Net loss under U.S. GAAP	$(6,073,857)	$(42,037,046)
Loss per share under U.S. GAAP – basic and diluted	$(0.09)	$(0.96)

Mineral Properties

	November 30,	November 30,
	2008	2007
Mineral properties under Canadian GAAP	$39,143,940	$35,502,123
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Mineral properties under U.S. GAAP	$–	$–

Deficit

	November 30,	November 30,
	2008	2007
Deficit under Canadian GAAP	$(10,296,138)	$(7,864,098)
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Deficit under U.S. GAAP	$(49,440,078)	$(43,366,221)

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

We received no operating revenues during the year ended November 30, 2008, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $2,432,040 or $0.04 per share for the year ended November 30, 2008, compared to a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007. Of the loss, $302,950 is from a gain on foreign exchange for which the comparative figure is a loss of $331,560. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the gain results from the depreciation of the Canadian dollar during the last part of the year.

General and administrative expenses for the year ended November 30, 2008 were $1,972,406 compared to $4,946,798 in the previous year. The decrease in expenses is primarily attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants of the Company pursuant to our stock option plan. Option grants were non-cash costs aggregating $253,569 for the year ended November 30, 2008 compared to $2,311,488 in the previous year. In addition, legal, accounting and regulatory costs decreased significantly from the prior year because the reverse-takeover transaction occurred in that year and resulted in higher professional and registration fees. The reductions in quarterly expenses from the corresponding quarters the previous year were for these same reasons.

Interest income decreased to $301,390 for the year ended November 30, 2008 compared to $378,816 for the comparative period due to a decrease in the cash balance over the year. Change in fair value of investments is reported as a loss of $399,105. When we receive warrants as part of an option agreement with a venture partner, under Canadian GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet date. The loss resulted from changes in the fair value of the warrants, which are recorded as investments of $2,375 at November 30, 2008.

Cash used by operating activities was $484,251, compared to $2,786,072 in the prior year. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $647,368 for the year ended November 30, 2008 compared to $2,659,219 in the previous year and stock-based compensation expense of $253,569 for the year ended November 30, 2008 compared to $2,385,488 for November 30, 2007, since these are both non-cash expenses. Investing activities consumed cash of $4,775,586 for the year ended November 30, 2008 compared to $22,972,609 in the previous year, the bulk of which was due to capitalization of expenditures on mineral properties. We did not raise any cash through financing activities in the year ended November 30, 2008. Financing activities provided cash of $38,200,924 for the comparative prior period.

Critical accounting estimates

The preparation of our financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions. In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Mineral property costs

One of the most critical areas where estimates are used is in the area of the valuation of its carrying value of its mineral property costs. Under Canadian GAAP, the costs of acquiring mineral properties are capitalized until the viability of the mineral property is determined and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General and administrative costs are expensed in the period incurred. The estimated values of mineral properties are assessed by management on a continual basis. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values. Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that would adversely affect management’s estimate of the net cash flows to be generated from the properties. At present we have no proven or probable reserves.

Exchange rates and currency risk

We maintain our accounting records using Canadian dollars as our functional currency. United States dollar transactions are converted to the functional currency as follows: At the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the consolidated statement of operations. We do not hedge our currency exposure except to the extent that the activity provides a natural hedge when expected disbursements in United States funds offset expected receipts. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on our financial condition and results of operations. At November 30, 2008, we had net monetary assets denominated in United States funds of $2,244,812. This represented a higher than normal balance and resulted from a U.S.-dollar cash receipt at the year end, and was significantly reduced shortly after the year-end. Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $417,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $417,000. We believe that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

B.   Liquidity and Capital Resources

On March 15, 2007, we completed a brokered private placement of 10,000,000 subscription receipts for $0.90 each, for gross proceeds of $9,000,000. Upon completion of the amalgamation with Pure Nickel Inc., the subscription receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The agent employed for this financing received a cash commission of 7% of the gross proceeds and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of $0.90 each for a period of 18 months.

During the third quarter 2007, we completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each consisting of one common share and one half warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Company for $1.75 per share.

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for services, property or other assets).

We had cash and equivalents of $7,700,559 at November 30, 2008 compared to $12,960,396 at November 30, 2007. Working capital was $7,369,731 at November 30, 2008 compared to $13,182,405 at November 30, 2007. Current liabilities at November 30, 2008 consisted of accounts payable and accrued liabilities payable totalling $455,827 compared to $477,076 at November 30, 2007.

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2009 exploration program will be funded by ITOCHU as part of the MAN project. During 2009 we will focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. A small exploration program will also be undertaken on the SR1 property during the summer of 2009. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive. Management last carried out this review at November 30, 2008.

Management believes that the working capital on hand at November 30, 2008 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

C.   Research and development, patents and licenses, etc.

Not applicable.

D.   Trend information

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. We are of the view that the previous historically high price of nickel may not be regained; however the long-term forecast price is sufficiently attractive to justify our focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased exploration and production, the overall growth in supply is not expected to keep pace with demand growth in the near future.

We report our financial results in Canadian dollars, although a significant portion of our revenues, if any, could be earned in U.S. dollars, and our costs are historically primarily in Canadian dollars, although this could change if the MAN Alaska project accounts for a significant portion of our activities. The Canadian dollar has shown significant volatility against the U.S. dollar. If this volatility continues, the effect could be to add further uncertainty to our future financial results.

E.   Off-Balance Sheet Arrangements

We are not engaged in any off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

Disclosure of Contractual Obligations as at November 30, 2008

           (a)   We have commitments for an office lease requiring minimum payments of $4,388 per month until its expiry in 2010:

2009	$52,660
2010	8,777
2011	nil
Total	$61,437

           (b)   We are conditionally committed to payments of up to $1,000,000 as at November 30, 2008 in respect of joint venture investments and mineral property development.

	Total	2 years	3 years		More than 5
					years
Crowflight	$2,000,000	$1,000,000	$1,000,000	$	nil
Total	$2,000,000	$1,000,000	$1,000,000	$	nil

G.   Safe Harbor

Statements included herein, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management’s beliefs, strategies, plans, expectations or opinions in connection with the Company’s performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results.

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

ITEM 6.   Directors, Senior Management, and Employees

A.   Directors and Senior Management

Information about our directors and officers as of February 28, 2009 is set forth below:

			Date of first election
Name	Position	Age	or appointment
David McPherson	Director, President and Chief Executive Officer	56	March 26, 2007
Robert Angrisano	Director, Chair of the Board	55	February 10, 1999
Jeffrey D. Sherman	Chief Financial Officer	53	February 6, 2008
Harry Blum	Director	48	March 26,2007
R. David Russell	Director	53	March 27, 2006
Constantine Salamis	Director	75	March 26,2007
W.S. (Steve) Vaughan	Director	72	March 26, 2007
Lisa Buchan	Business Manager and Corporate Secretary	43	January 22, 2007

A brief biography of our Directors and Officers follows:

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

Mr. Jeffrey Sherman is a Chartered Accountant and MBA who has been the CFO of numerous public and private companies, written many books, and lectured extensively on finance, treasury and governance, including as an adjunct professor at York University from 1984 to 2000, and executive development and other programs for the Institute of Chartered Accountants of Ontario since 1980. From October, 1999 to October 2003, he was Vice President and CFO at Herbert A. Watts Limited, a business services company. From October 2003 to April 2005, Mr. Sherman served as Vice President and CFO of VisualSonics Inc. a manufacturer of laboratory instrumentation and from April 2005 to present Mr. Sherman has been President of Anagram Services, a consulting company.

Mr. Harry Blum, managing partner of Collins Barrow Toronto LLP, Chartered Accountants was previously a partner with the transaction advisory services group of DMCT, LLP, which merged with Collins Barrow Toronto LLP in 2008. He has over 20 years of audit, tax and advisory experience. Formerly a senior professional with Price Waterhouse, Mr. Blum joined DMCT in 1992 and was admitted to its partnership in 1995. Since that time, his practice has focused on the mid-market offering specialized transaction and financial advisory services across various industry sectors including manufacturing, financial services, technology, professional services, and consumer products. Mr. Blum previously served as President and Director of Whitmore Resource Corp. from July, 2000 to November 2004. Mr. Blum graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

Mr. David Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell has been President and Chief Executive Officer and a director of Apollo Gold since 2002. Apollo Gold is a gold mining company with operations and exploration projects in Canada, USA and Mexico. Mr. Russell is responsible for all mine operations, exploration and development and for general financial accounting and recording. Mr. Russell’s past positions include the following: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold.

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

Ms. Lisa Buchan was appointed Corporate Secretary in April 2008. Ms. Buchan is a Chemical Engineer and has a MBA. Ms. Buchan has been the Business Manger of Pure Nickel since January 2007. Prior to joining Pure Nickel Ms. Buchan was an independent consultant, working in the merchant and investment banking field.

B.   Compensation

For purposes of this section:

“LTIP” or “long term incentive plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

There were four Named Executive Officers of the Company during the year ended November 30, 2008: David McPherson, President and CEO, J. Jay Jaski, former Chairman and CEO until he passed away on December 19, 2007, Jeffrey Sherman, CFO, and Jay Richardson, former CFO until his resignation on February 6, 2008. “Named Executive Officer” or “NEO” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Annual Compensation				Long Term Compensation
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen- sation ($) (e)	Awards		Payouts	All Other Compen- sation (S) (i)
					Securities Under Options/ SARs Granted (#) (1)	Common Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts (S) (h)
David McPherson,(1) President, CEO and Director	2008	220,000	120,000	600	250,000	Nil	Nil	Nil
Jeffrey D. Sherman,(2) CFO	2008	59,250	12,500	Nil	100,000	Nil	Nil	Nil
J. Jay Jaski,(3) former CEO	2008	28,000	Nil	Nil	Nil	Nil	Nil	Nil
Jay Richardson,(4) former CFO	2008	36,000	Nil	Nil	Nil	Nil	Nil	Nil
Robert Angrisano,(5) Director	2008	Nil	Nil	6,000	100,000	Nil	Nil	Nil
Harry Blum,(6) Director	2008	Nil	Nil	12,000	100,000	Nil	Nil	Nil
R. David Russell,(7) Director	2008	Nil	Nil	10,200	100,000	Nil	Nil	Nil
Constantine Salamis,(8) Director	2008	Nil	Nil	6,000	100,000	Nil	Nil	Nil
W. S. (Steve) Vaughan,(9) Director	2008	Nil	Nil	4,200	100,000	Nil	Nil	Nil

______________________________________
Notes:

(1)

Mr. McPherson became President and CEO of the Company on December 20, 2007. Of the salary amount shown, $60,000 was paid as consulting fees for the period January 1, 2008 to March 31, 2008. The options granted during 2008 expire April 21, 2011. He had previously been granted options as a director of the Company on 100,000 common shares with an exercise price of $0.90 each on March 27, 2007. Subsequent to the year-end, on December 17, 2008, he was granted options on 400,000 common shares with an exercise price of $0.06 each.

(2)

Mr. Sherman became CFO of the Company on February 6, 2008. The options granted during 2008 expire February 5, 2011. Subsequent to the year-end, on December 17, 2008, he was granted options on 25,000 common shares with an exercise price of $0.06 each.

(3)	Mr. Jaski was Chairman and CEO of the Company until he passed away on December 19, 2007.
(4)	Mr. Richardson resigned as CFO on February 6, 2008.
(5)	(6) (7) (8) (9) The options expire on April 21, 2011.

Termination Agreements for Directors and Senior Officers

Mr. McPherson became President and CEO on December 20, 2007. Under an employment contract that was effective April 1, 2008, Mr. McPherson is paid an annual salary of $240,000, payable monthly. Under the contract, he also receives a monthly car allowance of $1,500, and premiums for life and disability insurance paid for by the Company. In the event of termination without cause or if a terminating event occurs because of a change in control of the Company (or similar event, as defined in the contract), Mr. McPherson will receive a minimum of 24 months’ salary plus $100,000.

Under the terms of an employment agreement, dated February 1, 2008, as amended, Mr. Sherman is paid an annual salary of $67,000, and received 100,000 share options exercisable at $0.31, half vesting February 5, 2008, the balance vesting one year later.

Stock Option Plans

Our stock option plans provide for equity participation by directors, officers, employees and service providers of the Company or affiliate of the Company and permitted assigns of such individuals (“Eligible Person”) through the acquisition of common shares pursuant to the grant of options. Our Board of Directors administers the plan. Options may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option plan and the requirements of the TSX.

The following is a summary of the terms of the stock option plan and is qualified in its entirety by the full text of the stock option plan which is available for review at our offices and is attached as Exhibit 4.3 to our Annual Report on Form 20-F filed with the SEC on May 21, 2008:

1.   The number of common shares to be reserved and authorized for issuance, pursuant to options granted under the stock option plan, is 10% of our issued and outstanding common shares from time to time;

2.   Subject to limited exceptions, the exercise price for options granted under the our stock option plan will not be less than the volume weighted average price of our common shares on the TSX for the five (5) trading days immediately preceding the relevant date;

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

See Item 6.E - “Share Ownership of Director and Officers” - below for a table setting out the stock options currently outstanding to our directors and officers.

C.   Board Practices

Each director is currently serving a one year term, renewable at the annual shareholder meeting.

Audit Committee

We have an Audit Committee that appoints the independent auditor to be engaged by the Company and reviews with the independent auditor the scope and results of the audits, our internal accounting controls, and the professional services furnished by the independent auditors. The members of the Audit Committee are Harry Blum (Chair) and R. David Russell. David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Company. The Board expects to appoint a third member of the Audit Committee shortly. All current members of the Audit Committee meet the independence criteria set out in Multilateral Instrument 52-110 – Audit Committees (“52-110”), and the Corporate Governance Guidelines and the Audit Committee performs the role described in section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The responsibilities and operation of the Audit Committee are set out in the charter of the Audit Committee, the complete text of which is set forth below:

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

Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Meetings. The Audit Committee shall meet at least four times annually, in person or by telephone and more frequently as circumstances dictate. The Audit Committee Chair shall prepare or approve an agenda in advance of each meeting.

Responsibilities and Duties. The Company’s management is responsible for preparing the Company’s financial statements, while the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of any internal audit initiatives. The Company’s external auditors are accountable to the Committee as representatives of the Company’s shareholders.

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

  Make regular reports to the Board of Directors of the Company.
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
  Be authorized to hire outside counsel or other consultants as necessary.
  Perform such other duties as are assigned by the Board of Directors.
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

Compensation Committee

The Company’s Compensation Committee is comprised of three independent directors. The current members of the Compensation Committee are Harry Blum (Chair) and R. David Russell. David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Company. The Board expects to appoint a third member to the Compensation Committee in due course. The responsibilities and operation of the Compensation Committee are set out in the Compensation Committee Mandate, the text of which is set forth below:

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

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three independent directors. The current members of the Corporate Governance and Nominating Committee are Harry Blum (Chair) and R. David Russell. The Board expects to appoint a third member shortly. The responsibilities and operation of the Corporate Governance and Nominating Committee are set out in the Corporate Governance and Nominating Committee Mandate, the text of which is set forth below:

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

Miscellaneous Internal Governance Charters

On September 18, 2008, our Board of Directors adopted (i) an Insider Trading Policy, (ii) a Financial Management Code of Conduct, (iii) a Health and Safety Policy, (iv) an Environmental Policy and (v) a Communication and Disclosure policy, copies of which can be found on our website at http://www.purenickel.com/s/Governance.asp. The information contained on our internet site is not incorporated by reference in this report and it should not be considered part of this report.

D.   Employees

As at November 30, 2008, we employed five people on a full or part time basis, and retained five individuals on contracts for service. In addition, the Company employs numerous outside contractors on a fee-for-service basis for conducting exploration activities.

E.   Share Ownership

The following table shows the shareholdings of the Directors and Senior Management as at February 28, 2009.

1.   Common Shares Owned by Officers and Directors

Table No. 7: Shareholdings of Directors and Senior Management as at February 28, 2009

	Number of common	Percentage of common shares
Director or Officer	shares owned(1)	outstanding at February 28, 2009(1)(2)

Robert Angrisano	2,616,479(3)	3.86%
Harry Blum	301,200(4)	0.44%
David McPherson	515,000(5)	0.76%
David Russell	350,000(6)	0.52%
Constantine Salamis	200,000(7)	0.30%
W.S. (Steve) Vaughan	200,000(8)	0.30%
Jeffrey Sherman	300,000(9)	0.44%

(1)

Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of February 28, 2009, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 67,765,599 Common Shares issued and outstanding as of February 28, 2009 unless otherwise noted.
(3)	Includes 200,000 Common Shares Robert Angrisano has the right to acquire pursuant to outstanding stock options.
(4)	Includes 200,000 Common Shares Harry Blum has the right to acquire pursuant to outstanding stock options.

(5)	Includes 475,000 Common Shares David McPherson has the right to acquire pursuant to outstanding stock options.
(6)	Includes 300,000 Common Shares David Russell has the right to acquire pursuant to outstanding stock options.
(7)	Includes 200,000 Common Shares Constantine Salamis has the right to acquire pursuant to outstanding stock options.
(8)	Includes 100,000 Common Shares Steve Vaughan has the right to acquire pursuant to outstanding stock options.
(9)	Includes 125,000 Common Shares Jeffrey Sherman has the right to acquire pursuant to outstanding stock options.

Table No. 8: Stock Options held by directors and officers outstanding as at February 28, 2009.

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
R. David Russell	200,000	$0.90	March 27, 2010
R. David Russell	100,000	$0.26	April 21, 2011
Robert Angrisano	100,000	$0.90	March 27, 2010
Robert Angrisano	100,000	$0.26	April 21, 2011
Steve Vaughan	100,000	$0.90	March 27, 2010
Steve Vaughan	100,000	$0.26	April 21, 2011
David McPherson	100,000	$0.90	March 27, 2010
David McPherson	250,000	$0.26	April 21, 2011
David McPherson	400,000	$0.06	December 17, 2011
Harry Blum	100,000	$0.90	March 27, 2010
Harry Blum	100,000	$0.26	April 21, 2011
Constantine Salamis	100,000	$0.79	September 18, 2010
Constantine Salamis	100,000	$0.26	April 21, 2011
Jeffrey Sherman	100,000	$0.31	February 6, 2011
Jeffrey Sherman	25,000	$0.06	December 17, 2011

ITEM 7.   Major Shareholders and Related Party Transactions

A.   Major Shareholders

As of February 28, 2009, no shareholder is known to be the beneficial owner of more than 5% of our Common Shares. We believe that the two major shareholders that in last year’s Annual Report on Form 20-F were noted as beneficially owning 9.72% and 6.42% of our shares respectively disposed of their shares such that they no longer own more than 5% of our common shares.

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 28, 2009:

Location	Number of registered shareholders	Number of shares
Canada	22	41,875,320
United States	109	18,001,239
Other	3	7,889,000
Total	134	67,765,559

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located. Note that many shareholders hold shares in street name through their brokerage accounts, consequently the number of beneficial shareholders is considerably greater than the number of registered shareholders shown above.

B.   Related Party Transactions

During the year ended November 30, 2008, we entered into the following transactions with related parties:

(a)      We paid a legal firm, of which a Mr. S. Vaughan, a director was a principal during the year, $255,666 (previous year, $348,536) for legal services.

(b)      We paid directors, and companies controlled by directors, $79,037 (previous year, $42,170) for consulting services. A director, Mr. Robert Angrisano, is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director, Mr. Constantine Salamis, is the founder and a significant shareholder of Manicouagan Minerals Inc., which holds an option on one of our properties. These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. We are not aware of any legal claim known to be contemplated by any governmental authorities.

We have never paid a dividend and it is unlikely that we will declare or pay a dividend until warranted.

B.   Significant Changes

Reference is made to Item 17 Financial Statements, specifically Note 18 of the November 30, 2008 financial statements, for a description of the differences between Canadian GAAP and U.S. GAAP.

ITEM 9.   Offer and Listing Details

A.   Price History

TSX (Canadian dollars)

Month and Year	High $	Low $	Volume
November 2008 October 2008 September 2008 August 2008 July 2008 June 2008 May 2008 April 2008 March 2008 February 2008 January 2008 December 2007	0.12 0.10 0.14 0.15 0.21 0.34 0.33 0.33 0.40 0.45 0.50 0.65	0.045 0.025 0.06 0.12 0.13 0.21 0.20 0.23 0.23 0.26 0.265 0.355	6,749,074 6,504,143 5,354,221 3,825,413 4,651,782 3,007,288 3,881,858 3,604,115 2,280,442 1,660,686 2,412,705 5,205,867

NASD OTCBB (US dollars)

Month and Year	High $	Low $	Volume
November 2008 October 2008 September 2008 August 2008 July 2008 June 2008 May 2008 April 2008 March 2008 February 2008 January 2008 December 2007	0.13 0.09 0.13 0.16 0.22 0.35 0.305 0.30 0.41 0.375 0.46 0.633	0.02 0.02 0.065 0.109 0.13 0.201 0.221 0.23 0.245 0.297 0.28 0.38	645,185 741,384 936,226 212,486 482,558 151,164 268,550 287,658 258,490 172,945 349,496 332,895

Common Share Price History and Trading Information

Our common shares are listed on the Over the Counter Bulletin Board (the “OTCBB”) under the stock symbol “PNCKF”. In Canada, our common shares are currently listed for trading on the TSX under the symbol “NIC.” Prior to August 14, 2007, they were listed on the TSXV under the stock symbol “NIC.” The TSXV (prior to August 14, 2007), the TSX (as of August 14, 2007) and the OTCBB are the only exchanges on which the common shares are traded. The tables set out above present the high and low sale prices for the common shares and trading volume, on a monthly basis on each of the TSXV, TSX and OTCBB during the fiscal year ended November 30, 2008.

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

Not applicable.

B.   Memorandum and Articles of Association

Common Shares

Our authorized share capital consists of an unlimited number of common shares without par value carrying one vote per share. As at February 28, 2009, there were 67,765,599 common shares issued and outstanding. The following summary of certain terms of our common shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Company articles of amalgamation and by-laws and applicable law. Copies of our articles of amalgamation and by-laws are attached as Exhibits 1.1, 1.2, and 1.3 to our Annual Report on Form 20-F filed with the SEC on May 21, 2008 and is incorporated by reference herein.

The holders of our common shares are entitled to:

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

At the Annual and Special Meeting of Shareholders that was held on March 31, 2009, our shareholders approved our continuance under the Canada Business Corporations Act (“CBCA”). We were previously governed by the Business Corporations Act (Yukon) (“Yukon Act”). We did this so that we could take advantage of more modern corporate law procedures provided by the CBCA, and to permit us to amalgamate with our wholly-owned subsidiary, PNI Corp., should we decide to do so, in order to reduce costs.

Articles of Continuance and By-Laws

Upon the continuance becoming effective on April 7, 2009, our current articles were replaced with the Articles of Continuance filed pursuant to the CBCA and our current by-laws were replaced with a new set of by-laws, significant terms of which are as follows:

Authorized Capital. We are authorized to issue an unlimited number of common shares.

Common Shares. Holders of common shares will be entitled to receive notice of and to attend all annual and special meetings of shareholders and to one vote in respect of each common share held at all such meetings. Holders of common shares will be entitled to receive dividends if, as and when declared by the Board of Directors in such amounts and payable in such manner as the Board of Directors may from time to time determine. In the event of our liquidation, dissolution or winding up or other distribution of assets among our shareholders for the purpose of winding up our affairs, holders of common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate rateably in the distribution.

Number of Directors. We may have a minimum of 4 and a maximum of 11 directors elected to the board. Registered Office. The registered office is Suite 900, 95 Wellington St. West, Toronto, Ontario M5J 2N7. Restrictions on Business of the Corporation. There is no restriction on the business that we may carry on.

Shareholders’ Meeting Quorum. Pursuant to the new by-laws, a quorum at any meeting of shareholders shall be two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than ten per cent of the votes entitled to be cast thereat.

Electronic Meetings and Delivery of Documents. The new by-laws will permit the holding of electronic meetings of our Board of Directors and shareholders and contemplate delivery of documents in electronic format, subject to compliance with applicable law.

Shareholder Protection under the CBCA

The CBCA provides to shareholders substantially the same rights as under the Yukon Act, including rights of dissent and appraisal and rights to bring derivative and oppressive actions. The following is a comparison of some of the principal provisions of the Yukon Act and the CBCA that are relevant to shareholders. Reference should be made to the full text of both statutes for particulars of the differences.

Sale of Corporation’s Undertaking. Under the CBCA, a sale of all or substantially all the property of a corporation other than in the ordinary course of business of the corporation requires approval by a majority of not less than two-thirds of the votes cast by shareholders who voted in respect of the proposed sale. The provisions of the Yukon Act are substantially the same.

Amendments to Articles of the Corporation. Under the CBCA, any substantive change to the articles of a corporation, such as a change in the name of the corporation, a change in the province in which the corporation’s registered office is situated and certain changes to the share capital of a corporation, require approval by a majority of not less than two-thirds of the votes cast by shareholders who voted at a meeting in respect of the change. Where holders of a class of shares are adversely affected by certain proposed amendments, holders of shares of that class (whether or not such shares carry a right to vote) are entitled to vote separately as a class on the proposed amendments. The provisions of the Yukon Act are substantially the same.

By-law Amendments. The CBCA provides that unless the articles, by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend, or repeal any by-laws that regulate the business or affairs of a corporation. However, the directors must submit a by-law, or an amendment or a repeal of a by-law, to the shareholders of the corporation, and the shareholders may, with approval of a simple majority, confirm, reject or amend the by-law, amendment or repeal. The provisions of the Yukon Act are substantially the same.

Authorization of Unlimited Number of Shares. The CBCA permits a corporation to have an unlimited number of shares without par value. The provisions of the Yukon Act are substantially the same.

Rights of Dissent and Appraisal. The CBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to (a) amend the articles to add, change or remove provisions restricting or constraining the issue, transfer or ownership of shares of that class, (b) amend its articles to add, change or remove any restriction on the business that the corporation may carry on, (c) enter into a long form amalgamation, (d) continue out of the jurisdiction, (e) sell, lease or exchange all or substantially all its property, or (f) carry out a going-private transaction or a squeeze-out transaction. The dissenting shareholder is required to strictly comply with the provisions of the CBCA in order to exercise this remedy. The Yukon Act provides similar rights to shareholders but is not available to shareholders in the context of a going-private or a squeeze-out transaction.

Oppression Remedies. Under the CBCA, a shareholder has the right to apply to a court for an order where an act or omission of the corporation or an affiliate effects a result, or the business or affairs of which are conducted in a manner, or the exercise of the directors’ of the corporation’s or any of its affiliates powers, would be oppressive or unfairly prejudicial to or would unfairly disregard the interests of any security holder, creditor, director or officer of the corporation. On such an application, the court may make any interim or final order it thinks fit, including an order restraining the conduct complained of. Under the Yukon Act, the oppression remedy is substantially the same as that in the CBCA.

Shareholder Derivative Actions. Pursuant to the CBCA, a complainant, which includes a shareholder, may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which the corporation is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. On such an application, the court may make any order it thinks fit, including an order authorizing the complainant or any other person to control the conduct of the action. Pursuant to the Yukon Act, derivative actions are dealt with in substantially the same manner as the CBCA.

Financial Assistance. The CBCA does not restrict a corporation from giving financial assistance to shareholders or directors of the corporation or an affiliated corporation. The Yukon Act contains provisions that restrict the corporation from doing so except in specified circumstances.

Record Date for Voting. The CBCA provides for the setting of a fixed record date for voting purposes. Transfers of shares after the record date are not recognized for voting entitlement purposes. The Yukon Act does not permit the setting of a fixed record date for voting purposes and a transferee of shares requesting to have its name included in the relevant shareholder list at least ten days (or such shorter time as is provided in the by-laws) prior to the meeting is entitled to vote, provided that the transferee can establish that the transferee owns the shares.

Requisition of Meetings. The CBCA provides that holders of not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The provisions of the Yukon Act are substantially the same.

Shareholder Communication. The CBCA contains exemptions from the restrictions on proxy solicitation that permit a shareholder to make a public announcement concerning the shareholder’s voting intentions (whether by way of a speech in a public forum or the issuance of a press release, opinion, statement or advertisement). In addition, the CBCA enables shareholders to communicate with each other, (i) for the purpose of obtaining support for shareholder proposals, (ii) if such communications relate to the business and affairs of the corporation, (iii) to organize a dissident’s proxy solicitation, (iv) if 15 or fewer shareholders are solicited, (v) as clients, by a person engaged in the business of providing proxy voting advice, and (vi) other communications as may be prescribed from time to time. The Yukon Act does not contain such broad exemptions to the proxy solicitation rules and, accordingly, shareholder communication is more limited.

Form of Proxy and Information Circular. The CBCA requires that management of a distributing corporation, concurrently with giving notice of a meeting of shareholders, send a form of proxy in prescribed form to each shareholder who is entitled to receive notice of the meeting. Where management of a corporation solicits proxies, a management proxy circular in prescribed form must also accompany the notice of the meeting. The Yukon Act contains similar provisions.

Electronic Documents. The CBCA contains innovative provisions dealing with electronic communication with shareholders. The Yukon Act contains no such provisions.

Place of Meetings. The CBCA provides that meetings of shareholders of a corporation must be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting of shareholders of a corporation may be held at a place outside of Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. Under the Yukon Act, meetings of shareholders of a corporation must be held at the place within the Yukon provided in the by-laws or, in the absence of such a provision, at the place within the Yukon that the directors determine. If the articles of the Corporation so provide, meetings of the shareholders may be held outside the Yukon at one or more places specified in the articles.

Electronic meetings. The CBCA permits any person entitled to attend a meeting of shareholders to participate by means of telephonic, electronic or other communication facilities that permit all participants to adequately communicate with each other. The CBCA also provides that a meeting may be held entirely electronically if authorized by the by-laws of the corporation. The Yukon Act does not contain similar provisions.

Quorum of Shareholders. The CBCA states that, unless the by-laws of a corporation otherwise provide, a quorum of shareholders is present at a meeting of shareholders (irrespective of the number of persons actually present at the meeting) if holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy. The Yukon Act provides for substantially the same quorum requirements.

Shareholder Consent in Lieu of Meeting. The CBCA provides that a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders. The Yukon Act contains substantially the same provisions.

Shareholder Proposals. The CBCA contains eligibility requirements for shareholders that wish to submit proposals for inclusion in a corporation’s proxy materials, including a requirement that a shareholder have had a continuous minimum level of investment in the corporation for a specified period of time. No similar requirements are imposed by the Yukon Act.

Duties of Directors. The CBCA provides that, subject to any unanimous shareholder agreement, the directors manage, or supervise the management of, the business and affairs of the Corporation. The Yukon Act simply provides that the directors manage the business and affairs of the Corporation and does not explicitly contemplate supervision.

Directors’ Residency. The CBCA states that a distributing corporation shall have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. At least twenty-five per cent of the directors of a corporation must be resident Canadians. However, if a corporation has less than four directors, at least one director must be a resident Canadian. Furthermore, at least twenty-five percent of the directors present at a meeting of directors must be resident Canadians to properly transact business. The Yukon Act does not contain any residency requirements for directors.

Removal of Directors. The CBCA permits the removal of directors by holders of a majority of the shares being voted. Unless otherwise provided in the articles of a corporation, a quorum of directors may fill a vacancy among the directors, except for a vacancy resulting from an increase in the number or the minimum or maximum number of directors or the failure to elect the number or minimum number of directors provided for in the articles. The Yukon Act contains substantially the same provisions.

The continuance did not create a new legal entity, nor did it prejudice or affect our continuity. The continuance did not result in any change in our business nor in the persons who constitute our Board of Directors and officers.

C.   Material Contracts

The following material contracts have been entered into by the Company within the past two years:

  Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006. In this agreement, we completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, and from a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover.

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

E.   Taxation

E.(i).   Certain Canadian Federal Income Tax Consequences – General

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

E (ii)   Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended (the “Treaty”), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, shall not exceed 15%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, the withholding tax rate is reduced to 5% and, in all other cases, the tax rate is 15% of the gross amount of the dividend (under the provisions of the Treaty). In determining whether a company meets the 10% voting stock ownership requirement for the purpose of determining eligibility for the 5% withholding tax rate, a company will be deemed to own its proportionate share of company voting stock owned by an entity that is considered fiscally transparent under the laws of the United States and which is not a resident of Canada. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

E (iii)   Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a designated stock exchange unless the Holder or persons with whom the Holder did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The TSX is a designated stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the Business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

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

Passive Foreign Investment Company

We will be a passive foreign investment company (PFIC), if 75 percent or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25 percent or more of the common shares by value, is passive income. Alternatively, we will be a PFIC if at least 50 percent of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25 percent or more of the common shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. PFIC status cannot be determined until the close of the year in question and is determined annually.

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

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not applicable.

H.   Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours at our offices at Suite 900, 95 Wellington Street West, Toronto, Ontario, Canada M5J 2N7. Our telephone number is (416) 644.0066.

I.   Subsidiary Information

Not applicable.

ITEM 11.   Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 12.   Description of Securities other than Equity Securities

Not Applicable.

PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15T.   Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company was made known to them by others, particularly during the period in which this Annual Report on Form 20-F was being prepared.

(b)

Management’s Annual Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

i pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

i provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and

i provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

The framework used by management to evaluate internal controls over financial reporting is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations (COSO), as implemented by their subsequent publication Internal Control over Financial Reporting – Guidance for Smaller Public Companies.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2008. Based on its assessment, management believes that, as of November 30, 2008, the Company’s internal control over financial reporting is effective.

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

B.   Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006, and subsequently revised September 18, 2008, and which is posted on our website: www.purenickel.com/s/Governance.asp, and as Exhibit 11.1 on our Form 20-F filed with the SEC on May 21, 2008. The Code of Business Conduct and Ethics applies to our chief executive officer and senior financial officers.

C.   Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

	Year ended November 30, 2008	Year ended November 30, 2007
Audit fees	$35,000	$60,000
Audit related fees	—	—
Tax fees	—	—
All other fees	$2,500	$7,500
Total	$37,500	$67,500

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

D.   Exemptions From the Listing Standards for Audit Committees

Not applicable.

E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17.   Financial Statements

Our audited consolidated financial statements prepared by our management and approved by the Audit Committee include, starting on page F-1: Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2006, 2007, and 2008, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the periods then ended, reported on by SF Partnership LLP, Chartered Accountants. These statements are prepared in accordance with Canadian GAAP, which differ in certain respects from US GAAP. See the notes to the respective consolidated financial statements.

ITEM 18.   Financial Statements

See Item 17. Financial Statements.

ITEM 19.   Exhibits

EXHIBIT INDEX

Exhibit
Number	Description

1.1	Certificate and Memorandum of Incorporation (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

1.2	Articles of continuance (incorporated by reference from our Form 6-K filed with the SEC March 6, 2009).

1.3	By-Law No. 1 of Pure Nickel Inc. (incorporated by reference from our Form 6-K filed with the SEC March 6, 2009).

4.1

Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006 (incorporated by reference from our Form 6-K filed with the SEC August 16, 2007.)

4.2	Stock Option Plan approved by the shareholders of Pure Nickel Inc. March 30, 2007 (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

4.3	Stock option plan approved by the shareholders of Pure Nickel Inc. May 13, 2008.*

8.1	List of subsidiaries of Pure Nickel Inc. with jurisdiction of incorporation and trade name information (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

11.1	Code of Ethics.*

12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.*

12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.*

13.1	Certification under Section 1350 of Chapter 63 of Title 18 of the United States Code.*

15.1	Audit Committee Charter (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

15.2	Compensation Committee Mandate (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

15.3	Corporate Governance and Nominating Committee Charter (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

15.4	Corporate Governance Mandate (incorporated by reference from our Form 20-F filed with the SEC May 21, 2008).

15.5	Consent of SF Partnership, LLP*

99.1	Employment agreement dated May 13, 2008 with Mr. David McPherson, CEO.*

99.2	Employment agreement dated January 10, 2008 with Mr. Jeffrey Sherman, CFO.*

* Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 23, 2009
	By:	/s/ David McPherson
David McPherson, Chief Executive Officer
Pure Nickel Inc.

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2008

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 17, 2008

PURE NICKEL INC.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and management’s discussion and analysis of the consolidated financial position and results of operations (MD&A) of Pure Nickel Inc. are the responsibility of the management of the Corporation and have been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and disclosure requirements generally accepted in Canada.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and the results of operations of the Corporation. In management’s opinion, estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost effective basis, of the reliability of financial information.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of independent directors. The committee meets with management and the Corporation’s independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the consolidated financial statements and MD&A and the independent auditors’ report to the shareholders. The Committee reports its findings to the Board for consideration when approving the annual consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Corporation’s independent auditors.

The consolidated financial statements have been audited by the Corporation’s independent auditors, SF Partnership LLP, in accordance with generally accepted auditing standards, on behalf of shareholders. The external auditors have free access to the Audit Committee. The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ David R. McPherson	/s/ Jeffrey D. Sherman
Dave McPherson	Jeffrey D. Sherman
Chief Executive Officer	Chief Financial Officer

February 9, 2009

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$7,700,559	$12,960,396
Short-term investments (restricted – Note 5)	50,000	–
Amounts receivable	32,015	377,652
Prepaid expenses and deposits	42,984	321,433
	7,825,558	13,659,481
Fixed assets (Note 6)	17,269	27,258
Mineral properties (Note 7)	39,143,940	35,502,123
Investments	2,375	–
	$46,989,142	$49,188,862

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable	$158,722	$345,517
Accrued liabilities	297,105	131,559
	455,827	477,076

Shareholders' equity:
Share capital (Note 8)	45,213,503	45,213,503
Contributed surplus (Note 9)	11,615,950	11,362,381
Deficit	(10,296,138)	(7,864,098)
	46,533,315	48,711,786
	$46,989,142	$49,188,862

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

"Dave McPherson"	"Harry Blum"
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
Years Ended November 30, 2008 and 2007

	2008	2007
Revenues	$–	$–
Expenses:
Administration and general	1,972,406	4,946,798
Loss before other income (expenses)	(1,972,406)	(4,946,798)
Other income (expenses):
Foreign exchange gain (loss)	302,950	(331,560)
Interest income	301,390	378,816
Interest expense	–	(7,830)
Impairment of fixed assets	(17,501)	–
Impairment of mineral properties (Note 7)	(647,368)	(2,659,219)
Change in fair value of investments	(399,105)	–
Transaction fees for reverse takeover
transaction	–	(158,984)
	(459,634)	(2,778,777)
Net loss and comprehensive loss for the year	(2,432,040)	(7,725,575)
Deficit, beginning of year	(7,864,098)	(138,523)
Deficit, end of year	$(10,296,138)	$(7,864,098)
Loss per share – basic and diluted	$(0.04)	$(0.18)
Weighted average number of shares	67,765,559	43,644,922

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended November 30, 2008 and 2007

	2008	2007
Operating activities:
Net loss for the year	$(2,432,040)	$(7,725,575)
Items not affecting cash:
Depreciation	27,409	13,875
Impairment of fixed assets	17,501	-
Impairment of mineral properties	647,368	2,659,219
Change in fair value of investments	399,105	-
Stock-based compensation	253,569	2,385,488
	(1,087,088)	(2,666,993)
Changes in non-cash working capital items:
Amounts receivable	345,637	(209,262)
Prepaid expenses and deposits	278,449	(125,287)
Income taxes	-	(57,937)
Accounts payable	(186,795)	220,848
Accrued liabilities	165,546	52,559
Total cash flows used in operating activities	(484,251)	(2,786,072)
Investing activities:
Capitalized mineral property expenditures,
net of recoveries	(4,690,665)	(23,955,313)
Purchase of short-term investments	(50,000)	1,000,000
Acquisition of fixed assets	(34,921)	(17,296)
Total cash flows used in investing activities	(4,775,586)	(22,972,609)
Financing activities:
Shares issued for cash, net of cash share
issue costs	-	28,414,276
Proceeds from issuance of warrants	-	6,221,887
Cash and cash equivalents acquired in
reverse takeover transaction (Note 3)	-	3,664,761
Repayments of note payable	-	(100,000)
Total cash flows provided by financing
activities	-	38,200,924
Effects of changes in foreign exchange rates on
cash and cash equivalents	-	3,593
Increase (decrease) in cash and cash equivalents
during the year	(5,259,837)	12,445,836
Cash and cash equivalents, beginning of year	12,960,396	514,560
Cash and cash equivalents, end of year	$7,700,559	$12,960,396
Cash and cash equivalents consist of:
Cash	$5,703,031	$12,960,396
Term deposits	1,997,528	-

	$7,700,559	$12,960,396

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

1.

NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the "Company") was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, Pure Nickel Inc. was acquired in a reverse takeover transaction.

The Company is a mineral property exploration company and has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They are expressed in Canadian dollars and include the accounts of all subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

(b)

Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

(c)

Cash and cash equivalents
Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less that are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(d)

Short-term investments
Short-term investments consist of highly liquid short-term interest-bearing securities with a term to maturity of greater than three months on the date of purchase, and less than one year from the fiscal year-end. Short-term investments are recorded at the lower of cost or fair value. Funds that are not available for use by the Company are noted as restricted.

(e)

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation. Depreciation is provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Mineral properties
Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment in value. The recorded cost of mineral properties consists of cash paid, the value of shares or warrants issued, and exploration and development costs incurred. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess recognized as income.

(g)

Investments
Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option-pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statements of operations, comprehensive loss and deficit.

(h)

Impairment of long-lived assets
The recoverability of long-lived assets, which include fixed assets, investments, and mineral properties, is assessed when an event occurs that indicates impairment. Recoverability is based upon factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable and exceeds its fair value. At that time the carrying amount is written down to fair value.

(i)

Foreign currency translation
The consolidated financial statements are stated in Canadian dollars, which is the Company's functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

(j)

Loss per share
Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

Stock-based compensation
The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870

– Stock-Based Compensation and Other Stock-Based Payments. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

(l)

Asset retirement obligations
The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2008 and 2007, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

(m)

Income taxes
Future income taxes are recorded using the asset and liability method whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(n)

Financial instruments
Cash and cash equivalents, short-term investments and investments are designated as held-for-trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

3.

REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. acquired the issued and outstanding common shares of old Pure Nickel Inc. by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star valued at $13,426,276 to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. The transaction has been accounted for as a reverse takeover transaction. Consequently, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Values were assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Amounts receivable	58,935
Prepaid expenses and deposits	74,417
Fixed assets	26,356
Mineral properties	9,791,966
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)
Fair value of consideration	$13,426,276

4.

ADOPTION OF NEW ACCOUNTING STANDARDS

(a)

Financial instruments
In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued section 3862

– Financial Instruments – Disclosures, which replaces section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. The CICA also issued section 3863 – Financial Instruments – Presentation, to enhance the understanding of financial statement users as to the significance of financial instruments with respect to financial position, performance and cash flows. The Company adopted these standards effective December 1, 2007. Also, effective December 1, 2006, the Company adopted CICA section 3855 – Financial Instruments – Recognition and Measurement. Prior periods were not restated. Financial instrument disclosures are set out in note 15.

(b)

Capital disclosures
In December 2006, the CICA issued section 1535 – Capital Disclosures, which is effective for interim and annual financial statements commencing on or after October 1, 2007, and establishes standards for the disclosure of capital management strategies. The Company adopted this standard effective December 1, 2007 – see note 16.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

4.

ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c)

General standards of financial statement presentation
In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management's responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company's financial statements.

(d)

International Financial Reporting Standards
The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The Company is currently assessing the effect of the change.

5.

SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in a guaranteed investment certificate placed with a Schedule I bank as security for corporate credit cards. The funds are restricted and cannot be withdrawn while the credit cards are outstanding.

6.

FIXED ASSETS

		Accumulated	Net book
November 30, 2008	Cost	depreciation	value
Office equipment	$3,866	$500	$3,366
Computer hardware	11,511	1,661	9,850
Computer software	35,364	31,311	4,053
	$50,741	$33,472	$17,269

		Accumulated	Net book
November 30, 2007	Cost	depreciation	value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632
	$41,195	$13,937	$27,258

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

7.

MINERAL PROPERTIES

Year ended November 30, 2008	Balance, beginning of year	Expenditures capitalized, net of recoveries	Impairment	Value ascribed to warrants received	Balance, end of year
Copper King Milford (a)	$4,128,838	$–	$–	$–	$4,128,838
MAN Project (b)	8,835,811	398,049	–	–	9,233,860
Salt Chuck (c)	164,976	35,284	–	–	200,260
Fond du Lac (d)	4,347,657	(22,475)	–	–	4,325,182
Thompson*	602,911	38,033	(640,944)	–	–
William Lake (e)	17,445,139	3,463,323	–	(371,080)	20,537,382
Forgues and Haut Plateau East (f)	(30,000)	(14,724)	–	(30,400)	(75,124)
Manibridge (g)	2,550	427,062	–	–	429,612
Raglan (h)	–	351,392	–	–	351,392
East Hudson*	4,241	2,183	(6,424)	–	–
Rainbow	–	12,538	–	–	12,538
	$35,502,123	$4,690,665	$(647,368)	$(401,480)	$39,143,940

*During the year the Company suspended exploration on the Thompson property and ended the option agreement with respect to that property. The Company also relinquished its rights to the claims and licences associated with the East Hudson property.

Year ended November 30, 2007	Balance, beginning of year	Expenditures capitalized, net of recoveries	Impairment	Value ascribed to warrants received	Balance, end of year
Copper King Milford (a)	$–	$4,128,838 $	–	$–	$4,128,838
MAN Project (b)	–	8,835,811	–	–	8,835,811
Salt Chuck (c)	–	164,976	–	–	164,976
Fond du Lac (d)	1,111,345	3,236,312	–	–	4,347,657
Fox River	79,307	2,579,912	(2,659,219)	–	–
Thompson	–	602,911	–	–	602,911
William Lake (e)	–	17,445,139	–	–	17,445,139
Forgues and Haut Plateau East (f)	–	(30,000)	–	–	(30,000)
Manibridge (g)	–	2,550	–	–	2,550
East Hudson	–	4,241	–	–	4,241
	$1,190,652	$36,970,690	$(2,659,219)	$–	$35,502,123

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

(a)

Copper King Milford, Utah, United States

The Copper King Milford property in Utah is approximately 2,830 hectares. Under an agreement, the Company will receive 1% of net proceeds from the first 10,000,000 pounds of copper produced, 1.5% of the net proceeds on all copper produced thereafter, and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million (approximately $12 million), and are subject to a 12% net profits interest (held by a group of private investors that includes a director of the Company – Note 14).

(b)

MAN property, Alaska, United States

The 72,519 hectare MAN property is located 400 km northeast of Anchorage, Alaska. During the year the Company entered into an agreement with Itochu Corporation under which it agreed to reimburse the Company for exploration expenses incurred at MAN to a maximum of US$6.5 million (approximately $8.0 million) in 2008 and 2009. The reimbursement for 2008 was received during the fiscal year, and exploration expenses capitalized are recorded net of the reimbursement received. Under the agreement, Itochu has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $49 million) and meeting certain other conditions, by 2013.

(c)

Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 1,081 hectares, near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d)

Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 30,640 hectares, on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

(e)

William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. In 2007, the Company paid Xstrata Nickel, a division of Falconbridge Limited, $15,250,000 and issued 4,000,000 common share purchase warrants to acquire the property. Each warrant entitles Xstrata to acquire one common share at $2.00 for a term expiring on May 11, 2010. The warrants were valued at $1,963,411 using the Black-Scholes option-pricing model. Under the agreement, the Company granted Xstrata a 2% net smelter return royalty and the right to repurchase a 50% working interest in the property. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

7.

MINERAL PROPERTIES (continued)

(f)

Forgues and Haut Plateau East, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and Haut Plateau East project in Quebec. Manicouagan may earn 50% interest in the properties by spending a minimum of $750,000 on the property before the second anniversary date. Manicouagan may earn an additional 20% if, within 60 days of the second anniversary of the agreement, Manicouagan elects to spend an additional $1,500,000 for a further 12 months in the same manner. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 14).

(g)

Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 128 km southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period ending December 31, 2011, to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to spending a cumulative amount of $3,000,000 on exploration by December 31, 2012.

(h)

Raglan, Quebec, Canada

The Company has three properties in the Raglan area: SR1, POV, and Nuvilik. During 2008 the Company commissioned a VTEM aerial survey of the SR1 claims in the Raglan area. Also, during 2008, the Company entered into an agreement with Minergy Limited under which it granted Minergy an option to earn an interest of up to 70% in 393 mining claims comprising the Nuvilik and POV properties, by incurring up to $6 million of exploration costs over five years.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

8.

SHARE CAPITAL

(a)

Authorized share capital

Authorized share capital consists of unlimited common shares without par value.

(b)

Issued and outstanding share capital

	Number of
	shares	Amount
Balance, November 30, 2006	24,100,001	2,901,845
Issued for cash upon exercise of stock options	100,000	20,000
Issued for services to an officer of the Company	370,000	74,000
Transferred from contributed surplus upon exercise of stock options	–	2,700
Reverse takeover transaction:
Common shares of old Pure Nickel eliminated	(24,570,001)	–
Common shares of Nevada Star recognized	84,319,285	–
Common shares of Nevada Star issued to shareholders of old Pure Nickel	89,508,515	13,426,276
	173,827,800	16,424,821
Reverse stock split 1:5	(139,062,240)	–
Issued in two private placements for cash, net of share issue costs	31,999,999	27,528,682
Issued for acquisition of mineral property	1,000,000	1,260,000
Balance, November 30, 2008 and 2007	67,765,559	$45,213,503

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

8.

SHARE CAPITAL (continued)

(c)

Stock options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding. This limit includes options issued under the Company's previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

Stock option activity since November 30, 2006 is presented below:

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2006	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20
Outstanding, November 30, 2007	3,650,000	0.99
Granted	1,075,000	0.26
Forfeited	(300,000)	0.79
Expired	(250,000)	0.90
Outstanding, November 30, 2008	4,175,000	0.83

The following stock options are outstanding and exercisable at November 30, 2008:

Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
Exercise		remaining	average		average
prices	Number of	contractual life	exercise price	Number of	exercise
$	shares	in years	$	shares	price $
0.26	975,000	2.4	0.26	760,000	0.26
0.31	100,000	2.2	0.31	50,000	0.31
0.79	300,000	0.6	0.79	300,000	0.79
0.90	1,975,000	0.7	0.90	1,975,000	0.90
1.07	100,000	1.9	1.07	100,000	1.07
1.30	250,000	1.5	1.30	250,000	1.30
1.45	100,000	1.5	1.45	100,000	1.45
1.50	250,000	1.5	1.50	250,000	1.50
1.55	125,000	1.5	1.55	125,000	1.55
	4,175,000	1.3	0.83	3,910,000	0.86

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

8.

SHARE CAPITAL (continued)

Stock options outstanding at November 30, 2008 expire from December 19, 2008 to June 19, 2011.

(d)

Warrants

Outstanding warrants are presented below:

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2006	–	–
Issued	20,000,004	1.66
Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82

Warrants expire between January 10, 2009 and May 11, 2010.

(e)

Agent Share Warrants

	Number of shares	Weighted average exercise price $
Outstanding, November 30, 2006	–	–
Issued	500,000	0.90
Outstanding, November 30, 2007	500,000	0.90
Expired	(500,000)	0.90
Outstanding, November 30, 2008	–	–

(f)

Agent Unit Warrants

	Number of units	Weighted average exercise price $
Outstanding, November 30, 2008 and 2007	629,370	1.25

Agent unit warrants outstanding at November 30, 2008 expire on January 9, 2009.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

9.

CONTRIBUTED SURPLUS

	Year ended November 30, 2008	Year ended November 30, 2007
Balance, beginning of year	$11,362,381	$2,700
Stock-based compensation expense	253,569	2,311,488
Relative fair value of warrants issued in private placements	–	6,221,887
Fair value of agent share warrants issued for share issue costs	–	297,062
Fair value of agent unit warrants issued for share issue costs	–	568,533
Fair value of warrants issued for mineral properties	–	1,963,411
Amount transferred to share capital upon exercise of stock options	–	(2,700)
Balance, end of year	$11,615,950	$11,362,381

10.

STOCK-BASED COMPENSATION

During the year ended November 30, 2008, the Company granted 1,075,000 stock options to directors, officers, employees and consultants of the Company (November 30, 2007 – 3,650,000). The weighted average fair value of each option granted was $0.26 (November 30, 2007 - $0.69) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year ended	Year ended
	November 30,	November
	2008	30, 2007
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	3.0% - 3.5%	4.1%
Expected dividend yield	0%	0%
Expected stock price volatility	108% - 117%	88.3%

During the year ended November 30, 2008, the Company recognized $253,569 of compensation expense (2007 - $2,311,488), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

11.

INCOME TAXES

In assessing the realization of the Company's future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income generated during the carry-forward period.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

11.

INCOME TAXES (continued)

(a)

Income Tax Reconciliation

Income tax expense presented in the statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 33.5% (November 30, 2007 – 35.2%) to income before income taxes as follows:

	November	November
	30, 2008	30, 2007
Income tax recovery expected at statutory rates	$839,000	$2,511,000
Non-deductible items	(302,000)	(1,755,000)
Change in valuation allowance	(537,000)	(756,000)
Income tax recovery	$–	$–

(b)

Future income tax assets and liabilities

The significant components of the Company's future tax assets are as follows:

	November	November
	30, 2008	30, 2007
Future income tax assets:
Non-capital tax losses carried forward	$1,646,000	$1,453,000
Property and equipment	15,000	7,000
Cumulative eligible capital	45,000	47,000
Reduction of fair value of investments	134,000	–
Canadian exploration and development expenses	457,000	253,000
Total gross future income tax assets	2,297,000	1,760,000
Valuation allowance	(2,297,000)	(1,760,000)
Net future income tax assets	$–	$–

(c)

Non-capital losses

As at November 30, 2008, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of $4,913,000 expiring as follows:

$
2009	446,000
2010	159,000
2014	96,000
2015	19,000
2026	178,000
2027	2,836,000
2028	1,179,000
4,913,000

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

11.

INCOME TAXES (continued)

(d)

Exploration expenditures

Under the Income Tax Act, the Company can accumulate its resource related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of November 30, 2008, the Company has Cumulative Canadian Exploration expenses (CCEE) of $26,724,000 (2007 - $22,868,000) and Cumulative Canadian Development expenses (CCDE) of $223,000 (2007 - $223,000) that can be used to reduce exploration and development taxable income in the future.

12.

LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the year ended November 30, 2008 was 67,765,559 (November 30, 2007 – 43,644,922). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.

SUPPLEMENTARY CASH FLOW INFORMATION

	November	November
	30, 2008	30, 2007
Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 3)	$–	$9,761,516
Common shares issued for acquisition of mineral property	–	1,260,000
Warrants issued for acquisition of mineral property	–	1,963,411
Agent share warrants issued as financing commissions	–	297,062
Agent unit warrants issued as financing commissions	–	568,533
Warrants received for options on mineral property	401,480	–

Cash paid for:
Interest	$–	$32,380
Income taxes	$–	$57,937

14.

RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended November 30, 2008, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $255,666 (2007 - $348,536), and paid directors of the Company, and companies controlled by directors of the Company, $79,037 (2007 - $42,170) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value. As described in Notes 7(a) and 7(f) respectively, a director of the Company is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company's properties.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

15.

FINANCIAL INSTRUMENTS

(a)

Fair value
The Company has various financial instruments comprising of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at November 30, 2008 was $2,375. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

(b)

Credit risk
The Company maintains all of its cash and cash equivalents and short-term investments invested in short-term instruments of major financial institutions. Most of these amounts are not insured but depend upon the general creditworthiness of the institutions.

(c)

Liquidity risk
The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

(d)

Interest rate risk
The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(e)

Currency risk
As the Company operates in the United States, some of the Company's financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations.

At November 30, 2008, the Company had net monetary assets denominated in United States funds of $2,244,812. This represented a higher than normal balance and resulted from a U.S.-dollar cash receipt at the year end, and was significantly reduced shortly after the year-end. Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $417,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $417,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

16.

CAPITAL DISCLOSURES

The Company considers all of the components of shareholders' equity to be capital. The Company's objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company's approach to capital management during the year.

17.

SEGMENT DISCLOSURES

The Company's fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	13,562,958	39,143,940
	$25,598,251	$13,562,958	39,161,209

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123
	$22,399,756	$13,129,625	$35,529,381

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception on April 29, 1987 aggregate $10,296,138.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 – Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 also establishes a fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability. SFAS No. 157 is effective for the Company beginning in fiscal year 2009. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 157 on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 – Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendment to AU Section 411 – The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on its consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended November 30, 2008 and 2007

18.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company's financial statements.

(i)

Net Loss and Loss per Share

	Year ended November 30, 2008	Year ended November 30, 2007
Net loss under Canadian GAAP	(2,432,040)	(7,725,575)
Capitalized expenditures on unproven mineral properties	(3,641,817)	(34,311,471)
Net loss under U.S. GAAP	(6,073,857)	(42,037,046)
Loss per share under U.S. GAAP – basic and diluted	(0.09)	(0.96)

(ii)

Mineral Properties

	November 30, 2008	November 30, 2007
Mineral properties under Canadian GAAP	39,143,940	35,502,123
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Mineral properties under U.S. GAAP	–	–

(iii)

Deficit

	November 30, 2008	November 30, 2007
Deficit under Canadian GAAP	(10,296,138)	(7,864,098)
Capitalized expenditures on unproven mineral properties	(39,143,940)	(35,502,123)
Deficit under U.S. GAAP	(49,440,078)	(43,366,221)

19.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.

Consolidated Financial Statements
November 30, 2007 and 2006

Management’s responsibility for financial reporting

All information herein, including the consolidated financial statements and management’s discussion and analysis of the consolidated financial position and results of operations ("MD&A") of the Corporation, is the responsibility of the management of the Corporation and has been approved by its Board of Directors. The consolidated financial statements and MD&A were prepared by management in accordance with accounting principles and disclosure requirements generally accepted in Canada.

The preparation of financial statements and MD&A requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgment by management to present fairly and consistently the consolidated financial position and the results of operations of the Corporation. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management’s opinion, such estimates have been properly reflected in the consolidated financial statements and MD&A. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee composed of independent directors. The committee meets periodically with management and the Corporation’s independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and MD&A and the independent auditors’ report to the shareholders. The Committee reports its findings to the Board for consideration when approving the annual consolidated financial statements and MD&A for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Corporation’s independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Corporation’s independent auditors, SF Partnership LLP, in accordance with generally accepted auditing standards. The auditors’ report outlines the scope for their examination and their opinion on the consolidated financial statements.

(signed) "David R.. McPherson"	(signed) "James Richardson"

Dave McPherson	Jay Richardson
Chief Executive Officer	Chief Financial Officer

February 25, 2008

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		(Note 2)
	November 30,	November 30,
	2007	2006
ASSETS

Current assets:
Cash and cash equivalents	$12,960,396	$514,560
Short-term investments	–	1,000,000
Receivables	377,652	114,810
Prepaid expenses and deposits	321,433	125,000
	13,659,481	1,754,370
Property and equipment (Note 6)	27,258	–
Mineral properties (Note 7)	35,502,123	1,190,652
	$49,188,862	$2,945,022

LIABILITIES AND SHAREHOLDERS‘ EQUITY

Current liabilities:
Accounts payable	$345,517	$–
Accrued liabilities	131,559	79,000
Note payable	–	100,000
	477,076	179,000

Share capital (Note 8)	45,213,503	2,901,845
Contributed surplus (Note 9)	11,362,381	2,700
Deficit	(7,864,098)	(138,523)
	48,711,786	2,766,022
	$49,188,862	$2,945,022
Nature of operations (Note 1)
Commitments (Note 7)
Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)

		(Note 2)
		Period from
	Year Ended	May 18, 2006
	November	to November
	30, 2007	30, 2006

Revenues	$–	$–
Expenses:
Amortization	13,875	–
Consulting (Note 10)	987,444	–
Office and miscellaneous	148,389	5,153
Professional fees	698,973	31,536
Promotion, advertising and investor relations	215,188	6,529
Rent	42,000	–
Transfer agent and filing fees	159,626	–
Travel and entertainment	287,554	3,523
Wages and benefits (Note 10)	2,393,749	56,700
	4,946,798	103,441
Loss before other income (expenses)	(4,946,798)	(103,441)
Other income (expenses):
Impairment in mineral properties (Note 7(e))	(2,659,219)	–
Interest income	378,816	–
Interest expense	(7,830)	(35,082)
Foreign exchange	(331,560)	–
Transaction fees for reverse takeover
transaction	(158,984)	–
	(2,778,777)	(35,082)
Net loss for the period	(7,725,575)	(138,523)
Deficit, beginning of period	(138,523)	–
Deficit, end of period	$(7,864,098)	$(138,523)
Loss per share:
Basic and diluted (Note 12)	$(0.18)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		(Note 2)
		Period from
		May 18,
	Year Ended	2006 to
	November	November
	30, 2007	30, 2006
Operating activities:
Net loss for the period	$(7,725,575)	$(138,523)
Items not affecting cash:
Amortization	13,875	–
Common shares issued for services (Note 8(b))	74,000	–
Impairment in mineral properties (Note 7(e))	2,659,219	–
Stock-based compensation – wages and benefits (Note 10)	2,071,766	2,700
Stock-based compensation – consulting (Note 10)	239,722	–

	(2,666,993)	(135,823)
Changes in non-cash working capital items:
Receivables	(209,262)	(114,810)
Prepaid expenses and deposits	(125,287)	(125,000)
Accounts payable and accrued liabilities	273,407	79,000
Income taxes payable	(57,937)	–

Total cash flows used in operating activities	(2,786,072)	(296,633)
Investing activities:
Acquisition of property and equipment	(17,296)	–
Capitalized mineral property expenditures	(23,955,313)	(1,190,652)
Short-term investments	1,000,000	(1,000,000)

Total cash flows used in investing activities	(22,972,609)	(2,190,652)
Financing activities:
Proceeds from issuance of common shares, net of cash
share issuance costs	28,412,276	2,901,845
Proceeds from issuance of warrants	6,221,887	–
Cash and cash equivalents acquired in reverse takeover
transaction (Note 2)	3,664,761	–
Proceeds from issuance of note payable	–	600,000
Repayments of note payable	(100,000)	(500,000)
Advances from related party	–	40,000
Repayments of advances from related party	–	(40,000)
Total cash flows provided by financing activities	38,200,924	3,001,845

Effects of changes in foreign exchange rates on cash and cash
equivalents	3,593	–
Increase in cash and cash equivalents during the period	12,445,836	514,560
Cash and cash equivalents, beginning of period	514,560	–
Cash and cash equivalents, end of period	$12,960,396	$514,560
Cash and cash equivalents consists of:
Demand deposits	$12,960,396	$514,560
Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

(Note 2)
Period from
May 18,
	Year Ended	2006 to
	November 30,	November
	2007	30, 2006
Net loss for the period, being comprehensive loss for the
period	$(7,725,575)	$(138,523)

The accompanying notes are an integral part of these consolidated financial statements

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

	Amount
	Previously	Effect of	Restated
	Recorded	Change	Amount
Balance sheet:
Mineral properties	$–	$1,190,652	$1,190,652
Deficit	(1,329,175)	1,190,652	(138,523)
Statements of operations and deficit and
comprehensive loss:
Exploration expenses	1,190,652	(1,190,652)	–
Loss for the period	(1,329,175)	1,190,652	(138,523)
Loss per share – basic and diluted	(0.19)	0.17	(0.02)
Comprehensive loss for the period	(1,329,175)	1,190,652	(138,523)
Statement of cash flows:
Loss for the period	(1,329,175)	1,190,652	(138,523)
Capitalized mineral property expenditures	–	(1,190,652)	(1,190,652)

4.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of Presentation

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

All mineral property acquisition and exploration costs are capitalised, in accordance with the guidance provided by CICA 3061, "Property, Plant and Equipment" and EIC-126, "Accounting by Mining Enterprises for Exploration Costs". Development costs are capitalized, once a property is determined financially viable. Payments received for options granted to third parties to purchase the Company’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

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

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized, measured, presented and disclosed in the financial statements and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective December 1, 2006, the Company’s cash equivalents have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

		Accumulated	Net Book
November 30, 2007	Cost	Amortization	Value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632

	$41,195	$13,937	$27,258

7.	MINERAL PROPERTIES AND COMMITMENTS

		Expenditures
		Capitalized
		and Balances
	Balance,	Acquired		Balance,
	Beginning	During the	Impairment	End
Year Ended November 30, 2007	of Year	Year	Charge	of Year

Milford Copper (a)	$–	$4,128,838	$–	$4,128,838
MAN Project (b)	–	8,835,811	–	8,835,811
Salt Chuck (c)	–	164,976	–	164,976
Fond du Lac (d)	1,111,345	3,236,312	–	4,347,657
Fox River (e)	79,307	2,579,912	(2,659,219)	–
William Lake (f)	–	17,421,930	–	17,421,930
Thompson (William Lake Extension) (g)	–	602,911	–	602,911

	$1,190,652	$36,970,690	$(2,659,219)	$35,502,123

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

7.	MINERAL PROPERTIES AND COMMITMENTS (continued)

Expenditures
	Balance,	Capitalized		Balance,
Period from May 18, 2006 to November 30,	Beginning	During the	Impairment	End
2006 (Note 2)	of Period	Period	Charge	of Period

Milford Copper (a)	$–	$–	$–	$–
MAN Project (b)	–	–	–	–
Salt Chuck (c)	–	–	–	–
Fond du Lac (d)	–	1,111,345	–	1,111,345
Fox River (e)	–	79,307	–	79,307
William Lake (f)	–	–	–	–
Thompson (William Lake Extension) (g)	–	–	–	–

	$–	$1,190,652	$–	$1,190,652

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

8.	SHARE CAPITAL

(a)	Authorized Share Capital: Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of
	Shares	Amount

Balance, May 18, 2006	–	$–
Issued for cash in private placements, net of share issue costs
(Notes 8(b)(i) to (iv))	24,100,001	2,901,845

Balance, November 30, 2006 (Note 2)	24,100,001	2,901,845
Issued for cash upon exercise of stock options	100,000	20,000
Issued for services to an officer of the Company	370,000	74,000
Transferred from contributed surplus upon exercise of stock
options	–	2,700
Reverse takeover transaction (Note 2):
Common shares of Pure Nickel eliminated	(24,570,001)	–
Common shares of Nevada Star recognized	84,319,285	–
Common shares of Nevada Star issued to shareholders of
Pure Nickel	89,508,515	13,426,276
	173,827,800	16,456,861
Reverse stock split 1:5	(139,062,240)	–
Issued in two private placements for cash, net of share issue
costs (Notes 8(b)(v) and (vi))	31,999,999	27,528,682
Issued for acquisition of mineral property (Note 8(b)(vii))	1,000,000	1,260,000
Balance, November 30, 2007	67,765,559	$45,213,503

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

Stock option activity since May 18, 2006 is presented below:

		Weighted
		Average
		Exercise
	Number of	Price
	Shares	$

Outstanding, May 18, 2006	–	–
Granted	100,000	0.20
Outstanding, November 30, 2006 (Note 2)	100,000	0.20
Granted	3,650,000	0.99
Exercised	(100,000)	0.20

Outstanding, November 30, 2007	3,650,000	0.99

The following table summarizes stock options outstanding and exercisable at November 30, 2007:

	Options Outstanding			Options Exercisable
		Weighted			Weighted
		Average	Weighted		Average
Exercise		Remaining	Average		Exercise
Prices	Number of	Contractual Life	Exercise Price	Number of	Price
$	Shares	in Years	$	Shares	$
0.79	600,000	2.8	0.79	300,000	0.79
0.90	2,225,000	2.3	0.90	2,225,000	0.90
1.07	100,000	2.9	1.07	100,000	1.07
1.30	250,000	2.5	1.30	250,000	1.30
1.45	100,000	2.5	1.45	100,000	1.45
1.50	250,000	2.5	1.50	125,000	1.50
1.55	125,000	2.5	1.55	125,000	1.55
	3,650,000	2.5	0.99	3,225,000	0.99

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

Warrant activity since May 18, 2006 is presented below:

		Weighted
		Average
		Exercise
	Number	Price
	of Shares	$
Outstanding, May 18, 2006 and November 30, 2006
(Note 2)	–	–
Issued	20,000,004	1.66

Outstanding, November 30, 2007	20,000,004	1.66

The weighted average fair value of each warrant issued was $1.23 computed using the Black- Scholes option-pricing model at the date of each issuance. Warrants outstanding at November 30, 2007 expire between September 30, 2008 and May 11, 2010. As at November 30, 2007, the Company has committed to issuing 500,000 warrants should it earn a 50% interest in the Exploration Syndicate, Inc. mineral properties as disclosed in Note 7(g). These have not been considered as outstanding in the above table.

(e)	Agent Share Warrants

Agent share warrant activity since May 18, 2006 is presented below:

		Weighted
		Average
		Exercise
	Number of	Price
	Shares	$

Outstanding, May 18, 2006 and November 30, 2006
(Note 2)	–	–
Issued	500,000	0.90

Outstanding, November, 2007	500,000	0.90

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

Agent unit warrant activity since May 18, 2006 is presented below:

		Weighted
		Average
		Exercise
	Number of	Price
	Units	$
Outstanding, May 18, 2006 and November 30, 2006
(Note 2)	–	–
Issued	629,370	1.25
Outstanding, November 30, 2007	629,370	1.25

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

9.	CONTRIBUTED SURPLUS

		(Note 2)
		Period
	Year	from May
	Ended	18, 2006 to
	November	November
	30, 2007	30, 2006

Balance, beginning of period	$2,700	$–
Stock-based compensation expense	2,311,488	2,700
Relative fair value of warrants issued in private placements	6,221,887	–
Fair value of agent share warrants issued for share issue costs	297,062	–
Fair value of agent unit warrants issued for share issue costs	568,533	–
Fair value of warrants issued for mineral properties	1,963,411	–
Amount transferred to share capital upon exercise of stock options	(2,700)
Balance, end of period	$11,362,381	$2,700

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

		(Note 2)
		Period from
		May 18,
	Year Ended	2006 to
	November	November
	30, 2007	30, 2006

Expected option lives	3.0 years	0.2 years
Risk-free interest rate	4.1%	4.2%
Expected dividend yield	0%	0%
Expected stock price volatility	88.3%	84.2%

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

11.	INCOME TAXES (continued)

	(a)	Future Income Tax Assets and Liabilities

The significant components of the Company’s future tax assets are as follows:

	November	November
	30, 2007	30, 2006

Future income tax assets:
Non-capital tax losses carried forward	$1,355,000	$44,000
Share issue costs	524,000	–
Property and equipment	6,000	–
Cumulative eligible capital	4,000
Canadian exploration and development expenses	872,000	–

Total gross future income tax assets	2,761,000	44,000
Valuation allowance	(2,761,000)	(44,000)

Net future income tax assets	$–	$–

(b)	Non-Capital Losses

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

		Period
		from May
		18, 2006
		to
	November	November
	30, 2007	30, 2006
Income tax recovery expected at statutory rates	$2,510,812	$47,236
Change in reserves	1,042,000	–
Timing differences in mineral properties	984,000	–
Timing differences in property and equipment	7,000	–
Non-deductible items	(1,615,000)	–
Change in valuation allowance	(2,717,000)	(44,000)
Other	(211,812)	(3,236)

Income tax recovery	$–	$–

12.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share was 43,644,922 (period from May 18, 2006 to November 30, 2006 – 6,816,500). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.	SUPPLEMENTARY CASH FLOW INFORMATION

		(Note 2)
		Period from
		May 18,
	Year Ended	2006 to
	November	November
	30, 2007	30, 2006

Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 2)	$9,761,516	$–
Common shares issued for acquisition of mineral property	1,260,000	–
Warrants issued for acquisition of mineral property	1,963,411	–
Agent share warrants issued as financing commissions	297,062	–
Agent unit warrants issued as financing commissions	568,533	–
Cash paid for:
Interest	32,830	–
Income taxes	$57,937	$–

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

16.	SEGMENT DISCLOSURES

The Company’s property and equipment and mineral properties by geographic distribution are as follows:

November 30, 2007	Canada	United States	Total
Property and equipment	$27,258	$–	$27,258
Mineral properties	22,372,498	13,129,625	35,502,123
	$22,399,756	$13,129,625	$35,529,381

November 30, 2006 (Note 2)	Canada	United States	Total
Property and equipment	$–	$–	$–
Mineral properties	1,190,652	–	–
	$–	$–	$–

17.	SUBSEQUENT EVENTS

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and US GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

		Period from
	Year Ended	May 18, 2006
	November	to November
	30, 2007	30, 2006
Net loss under Canadian GAAP	$(7,725,575)	$(138,523)
Capitalized expenditures on unproven mineral properties	(34,311,471)	(1,190,652)
Net loss under US GAAP	$(42,037,046)	$(1,329,175)
Loss per share under US GAAP – basic and diluted	$(0.96)	$(0.19)

(ii)	Mineral Properties

	November 30,	November 30,
	2007	2006
Mineral properties under Canadian GAAP	$35,502,123	$1,190,652
Capitalized expenditures on unproven mineral properties	(35,502,123)	(1,190,652)
Mineral properties under US GAAP	$–	$–

(iii)	Deficit

	November 30,	November 30,
	2007	2006
Deficit under Canadian GAAP	$(7,864,098)	$(138,523)
Capitalized expenditures on unproven mineral properties	(35,502,123)	(1,190,652)
Deficit under US GAAP	$(43,366,221)	$(1,329,175)