Form 20-F/A
period 2008-11-30
PURE NICKEL INC.
filed 2010-01-07
CIK 877019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2008

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _________________ to _________________

OR

[  ]      SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes [   ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes [X]    No [   ]

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

Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [   ]               Accelerated filer [   ]            Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards [ ]	Other [X]

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]    No [X]

EXPLANATORY NOTE – INFORMATION REGARDING THIS AMENDMENT

This Amendment No. 1 to our Form 20-F/A (the “Amended Report”) amends the original Annual Report on Form 20-F of Pure Nickel Inc. for the fiscal year ended November 30, 2008 (the “Original Report”) in order to correct some errors in the information originally presented. The calculation of the reverse takeover transaction on March 30, 2007 when Nevada Star Resource Corp. acquired the issued and outstanding common shares of our predecessor corporation (“old Pure Nickel”) has been recalculated so that it is based upon the 84,319,285 shares of Nevada Star Resource Corp. that were then outstanding, rather than 89,508,515 shares that were used in the calculation. Various other errors were also corrected, as set out below. The restatement had no effect on the results of operations disclosed herein, the consolidated statements of operations and deficit including loss per share, nor on the consolidated statements of cash flows, in the attached financial statements. Selected information is set out below, for further details please refer to Part III, Item 17: Note 20 to the financial statements for the years ended November 30, 2008 and 2007.

Item 3 – Key Information – Selected Financial Data and Item 5 – Operating and Financial Review and Prospects have been changed to include additional information for the period from May 18, 2006 to November 30, 2006.

Item 3 – Key Information – Selected Financial Data and Item 5 – Operating and Financial Review and Prospects, as well as notes 8 and 18 in the financial statements included in Item 17 have been changed for the following reasons:

  The Reverse Takeover Transaction has been restated to correct an error in the calculation of the fair value of the net assets of Nevada Star which is now recorded as $12,647,893, a reduction of $778,383 from the amount of $13,426,276 previously shown.
  Mineral Properties and Commitments has been restated to correct the recorded values for mineral properties acquired as a result of the Reverse Takeover Transaction. Expenditures capitalized and balances acquired during 2007 as well as the balance at November 30, 2007 were decreased as follows: Milford Copper reduced from $4,128,838 to $3,800,629, MAN Project reduced from $8,835,811 to $8,386,385, and Salt Chuck reduced from $164,976 to $164,228. The balance at November 30, 2008 decreased as follows: Milford Copper reduced from $4,128,838 to $3,800,629, MAN Project reduced from $9,233,860 to $8,784,434, and Salt Chuck reduced from $200,260 to $199,512.
  Continuity of share capital has been restated to correct the presentation of the number of shares in order to correct the disclosure of the number of shares in the reverse take-over transaction in 2007, as required under EIC 10 – Reverse Takeover Accounting. This had no effect on the closing balances, nor on the dollar amounts presented.
  Notes explaining the differences between Generally Accepted Accounting Principles in Canada and the United States have been restated to give effect to United States GAAP requirements under EITF 04-02 which requires that acquisition costs of mineral rights be capitalized. Previously, the acquisition costs of mineral rights for the purposes of United States GAAP reconciliation note had been expensed. For details of this change please refer to Note 20 to the financial statements for the years ended November 30, 2008 and 2007.
  Some additional minor changes are described in Note 20 to the financial statements for the years ended November 30, 2008 and 2007.

Some other minor changes in this Annual Report on Form 20-F/A for the Fiscal Year Ended November 30, 2008 have also been made.

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

NOTE REGARDING FORWARD LOOKING STATEMENTS

This document and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition to this Annual Report on Form 20-F/A, our management may make forward-looking statements orally or in writing to investors, analysts, the media and others. Forward-looking statements express our expectations or beliefs regarding future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statements. Our forward-looking statements may include, but are not limited to, the following:

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

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “opportunity,” “plan,” “potential,” “believe,” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could,” or “may.” Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We intend that the forward-looking statements contained herein will be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider all available information about us before you make an investment decision. You should review carefully the risks and uncertainties identified in this Annual Report on Form 20-F/A.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3. Key Information

Selected Financial Data

Following is selected financial data expressed in Canadian dollars, for the period from May 18, 2006 to November 30, 2006 and the fiscal years ended November 30, 2007 and 2008 which were prepared in accordance with Canadian GAAP, which differs substantially from United States generally accepted accounting principles (“U.S. GAAP”). Reference is made to Note 18 to the audited financial statements for the years ended November 30, 2008 and 2007, and to Note 18 to the audited financial statements for the year ended November 30, 2007 and the period from May 18, 2006 to November 30, 2006, in “Item 17. Financial Statements” for a description of the differences between Canadian GAAP and U.S. GAAP, and how these differences affect our financial statements.

The selected financial data was derived from financial statements that were audited by SF Partnership LLP as indicated in the reports included elsewhere in this Annual Report. This selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in this Annual Report.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, and from a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Our financial statements reflect the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the fiscal years ended November 30, 2008 and 2007, and the period from May 18, 2006 to November 30, 2006.

The selected financial data is set out below.

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Revenues	Nil	Nil	Nil
Operating expenses	1,972,406	4,946,798	103,441
Income (loss) from operations	(1,972,406)	(4,946,798)	(103,441)
Other income (expenses)	(459,634)	(2,778,777)	(35,082)
Net income (loss)	(2,432,040)	(7,725,575)	(138,523)
Total assets	46,210,759	48,410,479	2,945,022
Shareholders’ equity	45,754,932	47,933,403	2,945,022
Outstanding common shares	67,765,559	67,765,559	24,100,001
Dividends per common share	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.04)	(0.18)	(0.02)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception aggregate $10,296,138. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Net loss under Canadian GAAP	(2,432,040)	(7,725,575)	(138,523)
Capitalized expenditures on unproven mineral properties	(3,581,188)	(14,280,085)	(1,090,652)
Net loss under U.S. GAAP	(6,013,228)	(22,005,660)	(1,229,175)
Loss per share under U.S. GAAP – basic and diluted	(0.09)	(0.50)	(0.18)

(ii) Mineral Properties

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Mineral properties under Canadian GAAP	38,365,557	34,723,740	1,190,652
Capitalized expenditures on unproven mineral properties	(18,951,925)	(15,370,737)	(1,090,652)
Mineral properties under U.S. GAAP	19,413,632	19.353,003	100,000

(iii) Deficit

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Deficit under Canadian GAAP	(10,296,138)	(7,864,098)	(138,523)
Capitalized expenditures on unproven mineral properties	(18,951,925)	(15,370,737)	(1,090,652)
Deficit under U.S. GAAP	(29,248,063)	(23,234,835)	(1,229,175)

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

For the fiscal years ended November 30, 2008 and for the six month period between September 1, 2008, and February 28, 2009, the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average

Period from May 16, 2006 to
November 30, 2006	$1.1228
Year ended November 30, 2007	$1.0867
Year ended November 30, 2008	$1.0479

The following table sets forth the high and low exchange rate for the six month period between September 1, 2008 and February 28, 2009:

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
September 2008	1.0821	1.0298
October 2008	1.2995	1.0585
November 2008	1.2952	1.1477
December 2008	1.3008	1.1872
January 2009	1.2765	1.1761
February 2009	1.2731	1.2160

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

As of November 30, 2008 our officers and directors beneficially own, on a non-diluted basis, approximately 18.5% of our outstanding common shares. As shareholders, the officers and directors will be able to exert significant influence on matters requiring approval by shareholders, including the election of directors and the approval of any significant corporate transactions. The concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these shareholders.

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

Prior to February 2007, we had three properties in different stages of exploration: (i) the MAN Property located in Alaska, United States; (ii) the Salt Chuck Alaska PGE Property located in Alaska, United States; and (iii) the Milford Utah Copper Property located in Beaver County, Utah. Prior to February 2007, old PNi had two exploration properties: (i) Fond du Lac, located in Saskatchewan, Canada and (ii) Fox River, located in Manitoba, Canada. The Fond du Lac property was originally under option from Red Dragon Resources Corp. and, on May 8, 2007, we acquired 100% interest in the property from Red Dragon Resources Corp. for $100,000 and the issuance of 1,000,000 shares of our common stock. On November 6, 2007, we announced we had elected not to renew the option for the Fox River property.

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

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	12,784,575	38,365,557
	$25,598,251	$12,784,575	$38,382,826

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	12,351,242	34,723,740
	$22,399,756	$12,351,242	$34,750,998

C. Organizational Structure

The diagram below sets out our organizational structure as at November 30, 2008 and the jurisdiction where the entities listed were incorporated or continued. Each of Nevada Star Resource Corp., Nevada Star Resource Corp. (U.S.) and PNI Corp. is a wholly-owned subsidiary of the Company. At the Annual and Special Meeting of Shareholders that was held on March 31, 2009, our shareholders approved our continuance under the Canada Business Corporations Act. As at November 30, 2008, we were governed by the Business Corporations Act (Yukon), which is reflected on the chart below. For further information on this continuance, see Item 10, below.

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

Property	Location	Claims area (approx.)	Comments
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	35,650 hectares	The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.
Tower Property	Manitoba (50 km from Grand Rapids – part of William Lake)	7,627 hectares	On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.
Manibridge	Manitoba (28 km SW Thompson )	274 hectares	We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.
Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,152 hectares	Manicouagan Minerals Inc. has an option to earn up to a 70% interest in 39 mining claims. Manicouagan paid us $30,000 and also granted us common share purchase warrants.
Raglan SR1, POV, Nuvilik	Quebec	51,420 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 393 mining claims comprising the POV and Nuvilik properties.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	4,480 hectares	The property is currently in the early exploration stage.
Copper King Milford	Utah	2,830 hectares	The property is operated by Copper King Mining Corporation. We will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million and are subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Corporation) which will not exceed $1.2 million in the aggregate.
Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

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

Phase two drilling focused on new zones identified by the VTEM survey, as well as previously identified nickel bearing horizons with little previous drilling and/or poor understanding of the mineralization, were also explored. Drilling on zones 56 N and W 21 at William Lake discovered a significant new nickel-enriched sulphidic iron formation adjacent to an ultramafic intrusion that hosts numerous thick disseminated Ni-sulphide intervals. This association and the high Ni/Cu ratios is described by Bleeker (1990) at Inco's Pipe II and Thompson ore deposit located in the northern portion of the Thompson Nickel Belt (TBN). Our discovery is the first find of ore-grade and near ore grade Ni-enriched intersections of sulphidic iron formation in the southern extension of the Thompson Nickel Belt. As seen at the Thompson and Pipe II deposits these type of sulphidic iron formations when Ni-enriched can constitute ore and form as much as 50% of the total tonnage of the deposit. Although most macroscopic characteristics of the Ni-enriched iron formations are similar to those of their low nickel counterparts, Ni grades can range anywhere from slightly above those in the barren sulphides to the maximum grades observed in adjacent massive magmatic sulphides (e.g. 3% Ni at Pipe II and 10-12% Ni at Thompson).

Reviewing the current exploration status of all the projects in our portfolio, the William Lake Project is the most advanced property based on the exploration activity (primarily drilling) and results (potentially economic grade and width). The William Lake project has consistently returned economic grade/width intersections with the previous drilling programs.

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

Manibridge Property, Manitoba

Property Description - The property is located 128 km southwest of Thompson and 32 km southwest of the town of Wabowden (NTS 63J10). The Manibridge properties consist of two claims, Ore 5 and Ore 6, each of which is 135 hectares. The two claims cover the shaft, ore body and tailings pond of the former operating mine.

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

Nuvilik Property, Ungava, Quebec

Property Description - The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometers south of the coastal Inuit community of Salluit. A permit covering 7500 hectares was originally taken in 1995. In December 2002 and July 2003 additional claims were taken and the property now comprises 245 claims covering approximately 10,000 hectares separated into two distinct blocks; all of the claims are 100% owned.

Exploration - Historical drilling includes 15 drill holes by Ekwan River Mines Ltd. and 6 drillholes totalling 1,037m by Falconbirdge Ltd. An AeroTEM airborne EM and Magnetic survey was flown in 2004 and identified several unexplained conductive anomalies. The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units.

POV Property, Ungava, Quebec

Property Description - The POV Park property is located 100 kilometres northeast of the coastal Inuit community of Akulivik, 160 kilometres west-southwest of the Raglan Complex. The property consists of 4 blocks comprising a total of 148 map staked claims covering an area of 5890 hectares acquired in 2003 by Falconbridge. The claims were staked to cover a prospective horizon located within a Provincial Reserve close to the Mont Puvirnituq Park project. The limited amount of field work that has been conducted on this property has already uncovered some high tenor magmatic sulphides at the base of an ultramafic complex (0.52% Ni, 0.24% Cu, 2.3g/t PGE and 1.74% S; and 0.60% Ni, 0.43% Cu, 0.9 g/t PGE and 2.51% S). This ultramafic body is positioned within the Raglan Horizon and appears to have a conductive response associated with it.

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

Exploration - Exploration in the southern portion of the Cape Smith Belt (i.e., South Raglan) in Northern Québec was sparked anew in 2003 by the Ni-Cu-PGE sulfide discoveries announced by Canadian Royalties Inc. At that time there was a staking rush and Falconbridge Ltd. took out several claim blocks including SR1 in the South Belt, and initiated a regional exploration project to investigate the potential of the ultramafic rocks. In the summer of 2009, a 1,100 km VTEM survey was completed on the property and geophysical interpretation of the survey has identified several potential targets.

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

Copper King (formerly Milford Copper Property), Utah

On November 26, 2003, Western Utah Copper Corporation (WUCC) exercised its option to acquire a 100% interest in the mining claims located in Beaver County, Utah owned by Nevada Star Resource Corp. (US), our wholly owned subsidiary, in consideration of royalty payments of up to US$10 million. Under the option agreement, WUCC had three years to put the property into production or WUCC would receive a one year extension by notifying us before that date that the property was being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC so notified us that it was on a path to production and since then has been granted two one year extensions up to November 1, 2008 to achieve production, failing which the mining claims are to be returned to us. Additional discussions have since occurred. We are entitled to receive 1% of the net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties to us are capped at US$10 million.

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

ITEM 5. Operating and Financial Review and Prospects

The following is a discussion of our results of operations for the period from May 18, 2006 to November 30, 2006 and the fiscal years ended November 30, 2007 and 2008.

The following discussion should be read in conjunction with our audited consolidated financial statements, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to “Item 3: Key Information” for exchange rate information on the Canadian dollar.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, and from a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Results of operations reflect the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the period from May 18, 2006 to November 30, 2006 and the fiscal years ended November 30, 2007 and 2008.

The financial statements have been prepared in accordance with Canadian GAAP. Reference is made to Note 18 of the audited financial statements for the years ended November 30, 2008 and 2007, and to Note 18 of the audited financial statements for the year ended November 30, 2007 and the period from May 18, 2006 to November 30, 2006, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effect on the Company’s annual audited financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report.

Overview

A.       Operating Results

Selected financial information is set out below.

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Revenues	Nil	Nil	Nil
Operating expenses	1,972,406	4,946,798	103,441
Income (loss) from operations	(1,972,406)	(4,946,798)	(103,441)
Other income (expenses)	(459,634)	(2,778,777)	(35,082)
Net income (loss)	(2,432,040)	(7,725,575)	(138,523)
Total assets	46,210,759	48,410,479	2,945,022
Shareholders’ equity	45,754,932	47,933,403	2,945,022
Outstanding common shares	67,765,559	67,765,559	24,100,001
Dividends per common share	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.04)	(0.18)	(0.02)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception aggregate $10,296,138. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Net loss under Canadian GAAP	(2,432,040)	(7,725,575)	(138,523)
Capitalized expenditures on unproven mineral properties	(3,581,188)	(14,280,085)	(1,090,652)
Net loss under U.S. GAAP	(6,013,228)	(22,005,660)	(1,229,175)
Loss per share under U.S. GAAP – basic and diluted	(0.09)	(0.50)	(0.18)

(ii) Mineral Properties

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Mineral properties under Canadian GAAP	38,365,557	34,723,740	1,190,652
Capitalized expenditures on unproven mineral properties	(18,951,925)	(15,370,737)	(1,090,652)
Mineral properties under U.S. GAAP	19,413,632	19,353,003	100,000

(iii) Deficit

	12 months ended Nov. 30, 2008 $	12 months ended Nov. 30, 2007 $	May 18, 2006 to Nov. 30, 2006 $
Deficit under Canadian GAAP	(10,296,138)	(7,864,098)	(138,523)
Capitalized expenditures on unproven mineral properties	(18,951,925)	(15,370,737)	(1,090,652)
Deficit under U.S. GAAP	(29,248,063)	(23,234,835)	(1,229,175)

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

We reported a net loss of $2,432,040 or $0.04 per share for the year ended November 30, 2008, compared to a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007, and a net loss of $138,523 for the period from May 18, 2006 to November 30, 2006. Of the loss, $302,950 is from a gain on foreign exchange for which the comparative figure for 2007 is a loss of $331,560 and for the period from May 18, 2006 to November 30, 2006 is nil. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the gain results from the depreciation of the Canadian dollar during the last part of the year.

General and administrative expenses for the year ended November 30, 2008 were $1,972,406 compared to $4,946,798 in the previous year and $103,441 for the period from May 18, 2006 to November 30, 2006. The decrease in expenses is primarily attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants of the Company pursuant to our stock option plan. Option grants were non-cash costs aggregating $253,569 for the year ended November 30, 2008 compared to $2,311,488 in the previous year and $2,700 for the period from May 18, 2006 to November 30, 2006. In addition, legal, accounting and regulatory costs decreased significantly from the prior year because the reverse-takeover transaction occurred in that year and resulted in higher professional and registration fees. The reductions in quarterly expenses from the corresponding quarters the previous year were for these same reasons.

Interest income decreased to $301,390 for the year ended November 30, 2008 compared to $378,816 in the previous year and $ nil for the period from May 18, 2006 to November 30, 2006. due to a decrease in the cash balance over the year. Interest expense decreased to $ nil for the year ended November 30, 2008 compared to $7,830 in the previous year and $35,082 for the period from May 18, 2006 to November 30, 2006 due to enhanced cash management processes in place and higher cash balances. Change in fair value of investments is reported as a loss of $399,105, compared to nil in the previous year and for the period from May 18, 2006 to November 30, 2006.When we receive warrants as part of an option agreement with a venture partner, under Canadian GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet date. The loss resulted from changes in the fair value of the warrants received during 2008, which are recorded as investments of $2,375 at November 30, 2008.

Cash used by operating activities was $484,251, compared to $2,786,072 in the prior year and $296,633 for the period from May 18, 2006 to November 30, 2006. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $647,368 for the year ended November 30, 2008 compared to $2,659,219 in the previous year and $ nil for the period from May 18, 2006 to November 30, 2006.and stock-based compensation expense of $253,569 for the year ended November 30, 2008 compared to $2,385,488 for November 30, 2007, and $2,700 for the period from May 18, 2006 to November 30, 2006.since these are both non-cash expenses. Investing activities consumed cash of $4,775,586 for the year ended November 30, 2008 compared to $22,972,609 in the previous year, the bulk of which was due to capitalization of expenditures on mineral properties. We did not raise any cash through financing activities in the year ended November 30, 2008. Financing activities provided cash of $38,200,924 for the comparative prior period and $3,001,845 for the period from May 18, 2006 to November 30, 2006.

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

We had cash and equivalents of $7,700,559 at November 30, 2008 compared to $12,960,396 at November 30, 2007 and $514,560 at November 30, 2006. Working capital was $7,369,731 at November 30, 2008 compared to $13,182,405 at November 30, 2007 and $1,736,470 at November 30, 2006. Current liabilities at November 30, 2008 consisted of accounts payable and accrued liabilities payable totalling $455,827 compared to $477,076 at November 30, 2007 and $79,000 at November 30, 2006

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2009 exploration program will be funded by ITOCHU as part of the MAN project. During 2009 we will focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive. Management last carried out this review at November 30, 2008.

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

Mr. Jeffrey Sherman is a Chartered Accountant and MBA who has been the CFO of numerous public and private companies, written many books, and lectured extensively on finance, treasury and governance, including as an adjunct professor at York University from 1984 to 2000, and executive development and other programs for the Institute of Chartered Accountants of Ontario since 1980. From October, 1999 to October 2003, he was Vice President and CFO at Herbert A. Watts Limited, a business services company. From October 2003 to April 2005, Mr. Sherman served as Vice President and CFO of VisualSonics Inc., a manufacturer of laboratory instrumentation, and from April 2005 to present Mr. Sherman has been President of Anagram Services, a consulting company.

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

Ms. Buchan was appointed Corporate Secretary in April 2008. Ms. Buchan is a Chemical Engineer and MBA. Ms. Buchan has been the Business Manger of Pure Nickel since January 2007. Prior to joining Pure Nickel Ms. Buchan was an independent consultant, working in the merchant and investment banking field.

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

___________________________________________
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

D.    Employee

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

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 28, 2009:

Location	Number of registered shareholders	Number of shares
Canada	22	41,875,320
United States Other	109 3	18,001,239 7,889,000
Total	134	67,765,559

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

ITEM 9. Offer and Listing Details

A. Price History

TSX (Canadian dollars)

	High	Low
Month and Year	$	$	Volume
November 2008	0.12	0.045	6,749,074
October 2008	0.10	0.025	6,504,143
September 2008	0.14	0.06	5,354,221
August 2008	0.15	0.12	3,825,413
July 2008	0.21	0.13	4,651,782
June 2008	0.34	0.21	3,007,288
May 2008	0.33	0.20	3,881,858
April 2008	0.33	0.23	3,604,115
March 2008	0.40	0.23	2,280,442
February 2008	0.45	0.26	1,660,686
January 2008	0.50	0.265	2,412,705
December 2007	0.65	0.355	5,205,867

NASD OTCBB (US dollars)

	High	Low
Month and Year	$	$	Volume
November 2008	0.13	0.02	645,185
October 2008	0.09	0.02	741,384
September 2008	0.13	0.065	936,226
August 2008	0.16	0.109	212,486
July 2008	0.22	0.13	482,558
June 2008	0.35	0.201	151,164
May 2008	0.305	0.221	268,550
April 2008	0.30	0.23	287,658
March 2008	0.41	0.245	258,490
February 2008	0.375	0.297	172,945
January 2008	0.46	0.28	349,496
December 2007	0.633	0.38	332,895

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

Under the Act and the Treaty, a. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some Holders such as qualifying pension funds and charities. Reference is made to “Item 10E.4 –United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

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

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15T. Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective.

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

B. Code of Ethics

The Company has a Code of Business Conduct and Ethics that was approved by the Company’s Board of Directors on September 19, 2006, and subsequently revised September 18, 2008, and which is posted on our website: www.purenickel.com/s/Governance.asp, and as Exhibit 11.1 to our Form 20-F filed with the SEC on May 21, 2008. The Code of Business Conduct and Ethics applies to our chief executive officer and senior financial officers.

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17. Financial Statements

Our audited consolidated financial statements prepared by our management and approved by the Audit Committee include, starting on page F-1: Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2007, and 2008, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the years then ended, reported upon by SF Partnership LLP, Chartered Accountants. Also included are Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2006, and 2007, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the period and year then ended respectively, also reported upon by SF Partnership LLP, Chartered Accountants.These statements are prepared in accordance with Canadian GAAP, which differ in certain respects from US GAAP. See the notes to the respective consolidated financial statements.

ITEM 18. Financial Statements

See Item 17. Financial Statements.

ITEM 19. Exhibits

EXHIBIT INDEX

Exhibit
Number	Description
1.1	Certificate and Memorandum of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
1.2	Articles of continuance (incorporated by reference from our Form 6-K filed with the SEC March 6, 2009).
1.3	By-Law No. 1 of Pure Nickel Inc. (incorporated by reference from our Form 6-K filed with the SEC March 6, 2009).
4.1

Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006 (incorporated by reference from our Form 6-K filed with the SEC August 16, 2007.)

4.2	Share Option Plan approved by the shareholders of Pure Nickel Inc. March 30, 2007 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
4.3	Share option plan approved by the shareholders of Pure Nickel Inc. May 13, 2008 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
6.1	Employment agreement dated May 13, 2008 with Mr. David McPherson, CEO (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
6.2	Employment agreement dated January 10, 2008 with Mr. Jeffrey Sherman, CFO (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
8.1	List of subsidiaries of Pure Nickel Inc. with jurisdiction of incorporation and trade name information (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
11.1	Code of Ethics (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.*
13.1	Certification under Section 1350 of Chapter 63 of Title 18 of the United States Code.*
15.1	Audit Committee Charter (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.2	Compensation Committee Mandate (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.3	Corporate Governance and Nominating Committee Charter (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.4	Corporate Governance Mandate (incorporated by reference from our Annual Report on Form
15.5	20-F filed with the SEC May 21, 2008).
15.6	Consent of SF Partnership, LLP*

* Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: December 22, 2009

By:	/s/ David McPherson
David McPherson, Chief Executive Officer

PURE NICKEL INC.

CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2008

RESTATED – SEE NOTE 20

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended  in accordance with Canadian generally accepted accounting principles.

As described in Note 20, the accompanying consolidated financial statements of the Company as at and for the years ended November 30, 2008 and 2007 have been restated. We therefore withdraw our previous audit report dated December 17, 2008 on those financial statements, as originally filed.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
December 17, 2008, except as to Note 20,
which is as of December 22, 2009

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2008 and 2007

	2008	2007
	(Restated –	(Restated –
	Note 20)	Note 20)
ASSETS
Current assets:
Cash and cash equivalents	$7,700,559	$12,960,396
Short-term investments (restricted – Note 5)	50,000	–
Amounts receivable	32,015	377,652
Prepaid expenses and deposits	42,984	321,433
	7,825,558	13,659,481
Fixed assets (Note 6)	17,269	27,258
Mineral properties (Note 7)	38,365,557	34,723,740
Investments	2,375	–
	$46,210,759	$48,410,479
LIABILITIES AND SHAREHOLDERS‘ EQUITY
Current liabilities:
Accounts payable	$158,722	$345,517
Accrued liabilities	297,105	131,559
	455,827	477,076
Shareholders’ equity:
Share capital (Note 8)	44,435,120	44,435,120
Contributed surplus (Note 9)	11,615,950	11,362,381
Deficit	(10,296,138)	(7,864,098)
	45,754,932	47,933,403
	$46,210,759	$48,410,479

Nature of operations (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“Dave McPherson”	“Harry Blum”
Dave McPherson, Director	Harry Blum, Director

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

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended November 30, 2008 and 2007

	2008	2007
Operating activities:
Net loss for the year	$(2,432,040)	$(7,725,575)
Items not affecting cash:
Depreciation	27,409	13,875
Impairment of fixed assets	17,501	–
Impairment of mineral properties	647,368	2,659,219
Change in fair value of investments	399,105	–
Stock-based compensation	253,569	2,385,488
	(1,087,088)	(2,666,993)
Changes in non-cash working capital items:
Amounts receivable	345,637	(209,262)
Prepaid expenses and deposits	278,449	(125,287)
Income taxes	–	(57,937)
Accounts payable	(186,795)	220,848
Accrued liabilities	165,546	52,559
Total cash flows used in operating activities	(484,251)	(2,786,072)
Investing activities:
Capitalized mineral property expenditures, net of recoveries	(4,690,665)	(23,955,313)
Purchase of short-term investments	(50,000)	1,000,000
Acquisition of fixed assets	(34,921)	(17,296)
Total cash flows used in investing activities	(4,775,586)	(22,972,609)
Financing activities:
Shares issued for cash, net of cash share issue costs	–	28,414,276
Proceeds from issuance of warrants	–	6,221,887
Cash and cash equivalents acquired in reverse takeover transaction (Note 3)	–	3,664,761
Repayments of note payable	–	(100,000)
Total cash flows provided by financing activities	–	38,200,924
Effects of changes in foreign exchange rates on cash and cash equivalents	–	3,593
Increase (decrease) in cash and cash equivalents during the year	(5,259,837)	12,445,836
Cash and cash equivalents, beginning of year	12,960,396	514,560
Cash and cash equivalents, end of year	$7,700,559	$12,960,396
Cash and cash equivalents consist of:
Cash	$5,703,031	$12,960,396
Term deposits	1,997,528	–
	$7,700,559	$12,960,396

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

1.	NATURE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resource Corp., (the “Company") was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. On March 30, 2007, Pure Nickel Inc. was acquired in a reverse takeover transaction.

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

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock- based compensation. Actual results could differ from these estimates.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

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

The consolidated financial statements are stated in Canadian dollars, which is the Company’s functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

(j)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

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

Cash and cash equivalents, short-term investments and investments are designated as held-for- trading and are measured at fair value. Amounts receivable are designated as loans and receivables and are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities and are measured at amortized cost. Changes in fair value of held-for-trading financial instruments are reflected in the consolidated statements of operations, comprehensive loss and deficit and included in deficit on the consolidated balance sheets.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

3.	REVERSE TAKEOVER TRANSACTION (Restated – see Note 20)

On March 30, 2007, Nevada Star Resources Corp. acquired the issued and outstanding common shares of old Pure Nickel Inc. by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. The transaction has been accounted for as a reverse takeover transaction. Consequently, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. For the purposes of this acquisition, the fair value of the net assets of Nevada Star was determined to be $12,647,893. This value is assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Amounts receivable	58,935
Prepaid expenses and deposits	74,417
Fixed assets	26,356
Mineral properties	9,013,583
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)
Fair value of consideration	$12,647,893

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	Financial instruments

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

4.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(c)	General standards of financial statement presentation

In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending November 30, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

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

6.	FIXED ASSETS

		Accumulated	Net book
November 30, 2008	Cost	depreciation	value
Office equipment	$3,866	$500	$3,366
Computer hardware	11,511	1,661	9,850
Computer software	35,364	31,311	4,053
	$50,741	$33,472	$17,269

		Accumulated	Net book
November 30, 2007	Cost	depreciation	value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632
	$41,195	$13,937	$27,258

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

7.	MINERAL PROPERTIES

Year ended		Expenditures		Value
November 30, 2008	Balance,	capitalized,		ascribed to	Balance,
(Restated – see	beginning	net of	Impair-	warrants	end
Note 20)	of year	recoveries	ment	received	of year
Copper King Milford (a)	$3,800,629	$–	$–	$–	$3,800,629
MAN Project (b)	8,386,385	398,049	–	–	8,784,434
Salt Chuck (c)	164,228	35,284	–	–	199,512
Fond du Lac (d)	4,347,657	(22,475)	–	–	4,325,182
Thompson*	602,911	38,033	(640,944)	–	–
William Lake (e)	17,445,139	3,463,323	–	(371,080)	20,537,382
Forgues and Haut Plateau East (f)	(30,000)	(14,724)	–	(30,400)	(75,124)
Manibridge (g)	2,550	427,062	–	–	429,612
Raglan (h)	–	351,392	–	–	351,392
East Hudson*	4,241	2,183	(6,424)	–	–
Rainbow	–	12,538	–	–	12,538
	$34,723,740	$4,690,665	$(647,368)	$(401,480)	$38,365,557

*During the year the Company suspended exploration on the Thompson property and ended the option agreement with respect to that property. The Company also relinquished its rights to the claims and licences associated with the East Hudson property.

Year ended		Expenditures
November 30, 2007	Balance,	capitalized,		Value ascribed	Balance,
(Restated – see	beginning	net of	Impair-	to warrants	end
Note 20)	of year	recoveries	ment	received	of year
Copper King Milford (a)	$–	$3,800,629	$–	$–	$3,800,629
MAN Project (b)	–	8,386,385	–	–	8,386,385
Salt Chuck (c)	–	164,228	–	–	164,228
Fond du Lac (d)	1,111,345	3,236,312	–	–	4,347,657
Fox River	79,307	2,579,912	(2,659,219)	–	–
Thompson	–	602,911	–	–	602,911
William Lake (e)	–	17,445,139	–	–	17,445,139
Forgues and Haut Plateau East (f)	–	(30,000)	–	–	(30,000)
Manibridge (g)	–	2,550	–	–	2,550
East Hudson	–	4,241	–	–	4,241
	$1,190,652	$36,192,307	$(2,659,219)	$–	$34,723,740

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

7.	MINERAL PROPERTIES (continued)

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

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

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

8.	SHARE CAPITAL

(a)	Authorized share capital

Authorized share capital consists of unlimited common shares without par value.

(b)	Issued and outstanding share capital (Restated – see Note 20)

	Number of
	shares	Amount
Balance, November 30, 2006	17,552,583	2,901,845
Issued for cash upon exercise of stock options	74,281	20,000
Issued for services to an officer of the Company	274,839	74,000
Transferred from contributed surplus upon exercise of stock options	–	2,700
Shares issued upon reverse takeover transaction	16,863,857	12,647,893
	34,765,560	15,646,438
		–
Issued in two private placements for cash, net of share issue costs	31,999,999	27,528,682
Issued for acquisition of mineral property	1,000,000	1,260,000
Balance, November 30, 2008 and 2007	67,765,559	$44,435,120

The issued and outstanding shares have been restated from November 30, 2006, to give effect to a one-for-five reverse split of common shares in 2007.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

8.	SHARE CAPITAL (continued)

	(c)	Stock options

On May 13, 2008, the shareholders approved a stock option plan that permits the Company to issue share options up to a cumulative amount that may not exceed 10% of shares outstanding. This limit includes options issued under the Company’s previous option plan. The exercise price for each option granted under the Plan is based upon the five-day weighted average market price at the date of the grant, and the term may not exceed ten years from the date of the grant of the option. The specific terms including vesting period and term of the option are set by the board of directors.

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

8.	SHARE CAPITAL (continued)

Stock options outstanding at November 30, 2008 expire from December 19, 2008 to June 19, 2011.

(d)	Warrants

Outstanding warrants are presented below:

		Weighted
		average
	Number	exercise
	of shares	price $
Outstanding, November 30, 2006	–	–
Issued	20,000,004	1.66
Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82

Warrants expire between January 10, 2009 and May 11, 2010.

(e)	Agent Share Warrants

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2006	–	–
Issued	500,000	0.90
Outstanding, November 30, 2007	500,000	0.90
Expired	(500,000)	0.90
Outstanding, November 30, 2008	–	–

(f)	Agent Unit Warrants

		Weighted
		average
	Number of	exercise
	units	price $
Outstanding, November 30, 2008 and 2007	629,370	1.25

Agent unit warrants outstanding at November 30, 2008 expire on January 9, 2009.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

9.	CONTRIBUTED SURPLUS

	Year ended	Year ended
	November	November
	30, 2008	30, 2007
Balance, beginning of year	$11,362,381	$2,700
Stock-based compensation expense	253,569	2,311,488
Relative fair value of warrants issued in private placements	–	6,221,887
Fair value of agent share warrants issued for share issue costs	–	297,062
Fair value of agent unit warrants issued for share issue costs	–	568,533
Fair value of warrants issued for mineral properties	–	1,963,411
Amount transferred to share capital upon exercise of stock options	–	(2,700)
Balance, end of year	$11,615,950	$11,362,381

10.	STOCK-BASED COMPENSATION

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

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
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

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

13.	SUPPLEMENTARY CASH FLOW INFORMATION (Restated – see Note 20)

	November	November
	30, 2008	30, 2007
Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Note 3 and 20)	$–	$8,983,132
Common shares issued for acquisition of mineral property	–	1,260,000
Warrants issued for acquisition of mineral property	–	1,963,411
Agent share warrants issued as financing commissions	–	297,062
Agent unit warrants issued as financing commissions	–	568,533
Warrants received for options on mineral property	401,480	–
Cash paid for:
Interest	$–	$32,380
Income taxes	$–	$57,937

14.	RELATED PARTY BALANCES AND TRANSACTIONS

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

As described in Notes 7(a) and 7(f) respectively, a director of the Company is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

15.	FINANCIAL INSTRUMENTS

(a)	Fair value

The Company has various financial instruments comprising of cash and cash equivalents, short- term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

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

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At November 30, 2008, the Company had net monetary assets denominated in United States funds of $2,244,812. This represented a higher than normal balance and resulted from a U.S.- dollar cash receipt at the year end, and was significantly reduced shortly after the year-end. Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $417,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $417,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

16.	CAPITAL DISCLOSURES

The Company considers all of the components of shareholders’ equity to be capital. The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company has no debt and does not expect to enter into debt financing. It expects to finance exploration activity through joint ventures, sales of property interests, and by raising additional share capital when market conditions are suitable. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the year.

17.	SEGMENT DISCLOSURES (Restated – see Note 20)

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	12,784,575	38,365,557
	$25,598,251	$12,784,575	38,382,826

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	12,351,242	34,723,740
	$22,399,756	$12,351,242	$34,750,998

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Restated – see Note 20)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception aggregate $10,296,138.

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

In May 2008, the FASB issued SFAS No. 162 – Hierarchy of Generally Accepted Accounting Principles. This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411 – The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on its consolidated financial statements.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued) (Restated – see Note 20)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

	Year ended	Year ended
	November	November
	30, 2008	30, 2007
Net loss under Canadian GAAP	$(2,432,040)	$(7,725,575)
Capitalized expenditures on unproven mineral properties	(3,581,188)	(14,280,085)
Net loss under U.S. GAAP	$(6,013,228)	$(22,005,660)
Loss per share under U.S. GAAP – basic and diluted	$(0.09)	$(0.50)

(ii)	Mineral Properties

	November 30,	November 30,
	2008	2007
Mineral properties under Canadian GAAP	$38,365,557	$34,723,740
Capitalized expenditures on unproven mineral properties	(18,951,925)	(15,370,737)
Mineral properties under U.S. GAAP	$19,413,632	$19,353,003

(iii)	Deficit

	November 30,	November 30,
	2008	2007
Deficit under Canadian GAAP	$(10,296,138)	$(7,864,098)
Capitalized expenditures on unproven mineral properties	(18,951,925)	(15,370,737)
Deficit under U.S. GAAP	$(29,248,063)	$(23,234,835)

19.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

20.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

These financial statements have been restated because those previously filed contained certain errors as set out below. The restatement had no effect on the consolidated statements of operations and deficit including loss per share, nor on the consolidated statements of cash flows.

Balance Sheet and Note 3 – Reverse Takeover Transaction has been restated to correct an error in the 2007 calculation of the fair value of the net assets of Nevada Star which is now recorded as $12,647,893, a reduction of $778,383 from the amount of $13,426,276 previously shown. This resulted from an accounting error whereby the calculation had been based upon 89,508,515 shares of Nevada Star issued pursuant to the transaction, rather than the 84,319,285 shares of Nevada Star that were outstanding prior to the transaction. As a result, at November 30, 2008, mineral properties has been reduced from $39,143,940 to $38,365,557, total assets and total liabilities and shareholders’ equity have been reduced from $46,989,142 to $46,210,759, share capital has been reduced from $45,213,503 to $44,435,120, and shareholders’ equity has been reduced from $46,533,315 to $45,754,932. At November 30, 2007, mineral properties has been reduced from $35,502,123 to $34,723,740, total assets and total liabilities and shareholders’ equity have been reduced from $49,188,862 to $48,410,479, share capital has been reduced from $45,213,503 to $44,435,120, and shareholders’ equity has been reduced from $48,711,786 to $47,933,403.

Note 7 – Mineral Properties has been restated to correct the recorded values for mineral properties acquired as a result of the Reverse Takeover Transaction (see note 3). The balance at November 30, 2008 decreased as follows: Milford Copper reduced from $4,128,838 to $3,800,629, MAN Project reduced from $9,233,860 to $8,784,434, and Salt Chuck reduced from $200,260 to $199,512.Expenditures capitalized and balances acquired during 2007 as well as the balance at November 30, 2007 were decreased as follows: Milford Copper reduced from $4,128,838 to $3,800,629, MAN Project reduced from $8,835,811 to $8,386,385, and Salt Chuck reduced from $164,976 to $164,228.

Note 8 – Share Capital has been restated to correct the presentation of the number of shares in order to give effect to the reverse take-over transaction in 2007, as required under EIC 10 – Reverse Takeover Accounting. This restatement had no effect on the closing balances of the number of shares, nor on the dollar amounts presented.

Note 13 – Supplementary Cash Flow Information has been restated to correct an error in the calculation of the fair value of the net assets of Nevada Star (see discussion above) which had the effect of reducing the value ascribed to common shares issued in reverse takeover transaction (non- cash investing and financing activities) from $9,761,516 to $8,983,132 for the year ended November 30, 2007.

Note 17 – Segment Disclosures has been restated to correct an error in the calculation of the fair value of the net assets of Nevada Star (see note 3) which had the effect of reducing the value ascribed to United States mineral properties from $13,562,958 to $12,784,575 at November 30, 2008 and from $13,129,625 to $12,351,242 at November 30, 2007.

Note 18 – Differences between Generally Accepted Accounting Principles in Canada and the United States has been restated to give effect to United States GAAP requirements under EITF 04- 02 which requires that acquisition costs of mineral rights be capitalized. Previously, the acquisition costs of mineral rights for the purposes of United States GAAP had been expensed. The effect of the restatement of note 18 is set out below.

PURE NICKEL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended November 30, 2008

(i)	Net Loss and Loss per Share

	12 months	12 months	12 months	12 months
	ended	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30, 2007	Nov. 30,
	2008	2008	As restated	2007
	As restated	As originally		As originally
		disclosed		disclosed
Net loss under Canadian GAAP	$(2,432,040)	$(2,432,040)	$(7,725,575)	$(7,725,575)
Capitalized expenditures on unproven mineral properties	$(3,581,188)	$(3,641,817)	$(14,280,085)	$(34,311,471)
Net loss under U.S. GAAP	$(6,013,228)	$(6,073,857)	$(22,005,660)	$(42,037,046)
Loss per share under U.S. GAAP – basic and diluted	$(0.09)	$(0.09)	$(0.50)	$(0.96)

(ii)	Mineral Properties

		12 months		12 months
	12 months	ended Nov.	12 months	ended Nov.
	ended Nov.	30, 2008 as	ended Nov.	30, 2007 as
	30, 2008 as	originally	30, 2007 as	originally
	restated	disclosed	restated	disclosed
Mineral properties under Canadian GAAP	$38,365,557	$39,143,940	$34,723,740	$35,502,123
Capitalized expenditures on unproven mineral properties	$(18,951,925)	$(39,143,940)	$(15,370,737)	$(35,502,123)
Mineral properties under U.S. GAAP	$19,413,632	$–	$19,353,003	$–

(iii)	Deficit

		12 months		12 months
	12 months	ended Nov.	12 months	ended Nov.
	ended Nov.	30, 2008 as	ended Nov.	30, 2007 as
	30, 2008 as	originally	30, 2007 as	originally
	restated	disclosed	restated	disclosed
Deficit under Canadian GAAP	$(10,296,138)	$(10,296,138)	$(7,864,098)	$(7,864,098)
Capitalized expenditures on unproven mineral properties	$(18,951,925)	$(39,143,940)	$(15,370,737)	$(35,502,123)
Deficit under U.S. GAAP	$(29,248,063)	$(49,440,078)	$(23,234,835)	$(43,366,221)

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)
Restated – See Note 19

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2007 and 2006 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for the year ended November 30, 2007, and the period from inception (May 18, 2006) through to November 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and cash flows for the year ended November 30, 2007, and the period from inception (May 18, 2006) through to November 30, 2006 have been restated. We therefore withdraw our previous audit report dated February 25, 2008 on those financial statements, as originally filed.

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
February 25, 2008, except as to Note 19,
which is as of December 22, 2009

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		(Note 2)
	November 30,	November 30,
	2007	2006
	Restated – Note 19
ASSETS
Current assets:
Cash and cash equivalents	$12,960,396	$514,560
Short-term investments	–	1,000,000
Receivables	377,652	114,810
Prepaid expenses and deposits	321,433	125,000
	13,659,481	1,754,370
Property and equipment (Note 6)	27,258	–
Mineral properties (Note 7)	34,723,740	1,190,652
	$48,410,479	$2,945,022
LIABILITIES AND SHAREHOLDERS‘ EQUITY
Current liabilities:
Accounts payable	$345,517	$–
Accrued liabilities	131,559	79,000
Note payable	–	100,000
	477,076	179,000
Share capital (Note 8)	44,435,120	2,901,845
Contributed surplus (Note 9)	11,362,381	2,700
Deficit	(7,864,098)	(138,523)
	47,933,403	2,766,022
	$48,410,479	$2,945,022

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

2.	REVERSE TAKEOVER TRANSACTION (Restated – see Note 19)

On March 30, 2007, Nevada Star Resource Corp. (“Nevada Star”) acquired the issued and outstanding common shares of old Pure Nickel Inc. (“old Pure Nickel”) by issuing 17,901,703 (89,508,515 pre-split adjusted) common shares of Nevada Star to the shareholders of old Pure Nickel in a reverse takeover transaction. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. (“Pure Nickel”). The transaction has been accounted for using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes, the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel), which is regarded as being the acquirer. Accordingly, the consolidated financial statements reflect the significant accounting policies of old Pure Nickel (except for mineral properties – see below) and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Comparative figures are of old Pure Nickel for the period from incorporation, May 18, 2006 to November 30, 2006. For the purposes of this acquisition, the fair value of the net assets of Nevada Star was determined to be $12,647,893. This value is assigned to the net assets of Nevada Star and its legal subsidiaries on the acquisition date as follows:

Amount
Cash and cash equivalents	$3,664,761
Receivables	58,935
Prepaid expenses and deposits	74,417
Property and equipment	26,356
Mineral properties	9,013,583
Accounts payable and accrued liabilities	(126,244)
Income taxes payable	(63,915)
Fair value of consideration	$12,647,893

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

6.	PROPERTY AND EQUIPMENT

		Accumulated	Net Book
November 30, 2007	Cost	Amortization	Value
Mining equipment	$7,011	$1,402	$5,609
Office equipment	7,363	982	6,381
Computer hardware	8,314	1,678	6,636
Computer software	18,507	9,875	8,632
	$41,195	$13,937	$27,258

7.	MINERAL PROPERTIES AND COMMITMENTS

		Expenditures
		Capitalized
Year Ended November 30, 2007		and Balances
	Balance,	Acquired		Balance,
(Restated – see Note 19)	Beginning	During the	Impairment	End
	of Year	Year	Charge	of Year
Milford Copper (a)	$–	$3,800,629	$–	$3,800,629
MAN Project (b)	–	8,386,385	–	8,386,385
Salt Chuck (c)	–	164,228	–	164,228
Fond du Lac (d)	1,111,345	3,236,312	–	4,347,657
Fox River (e)	79,307	2,579,912	(2,659,219)	–
William Lake (f)	–	17,421,930	–	17,421,930
Thompson (William Lake Extension) (g)	–	602,911	–	602,911
	$1,190,652	$36,192,307	$(2,659,219)	$34,723,740

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

8.	SHARE CAPITAL (Restated – see Note 19)

(a)	Authorized Share Capital: Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of
	Shares	Amount
Balance, May 18, 2006	–	$–
Issued for cash in private placements, net of share issue costs (Notes 8(b)(i) to (iv))	17,552,583	2,901,845
Balance, November 30, 2006 (Note 2)	17,552,583	2,901,845
Issued for cash upon exercise of stock options	74,281	20,000
Issued for services to an officer of the Company	274,839	74,000
Transferred from contributed surplus upon exercise of stock options	–	2,700
Shares issued upon reverse takeover transaction (Note 2)	16,863,857	12,647,893
	34,765,560	15,646,438
		–
Issued in two private placements for cash, net of share issue costs (Notes 8(b)(v) and (vi))	31,999,999	27,528,682
Issued for acquisition of mineral property (Note
8(b)(vii))	1,000,000	1,260,000
Balance, November 30, 2007	67,765,559	$44,435,120

The issued and outstanding shares have been restated from May 16, 2006, to give effect to a one-for-five reverse split of common shares in 2007.

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

13.	SUPPLEMENTARY CASH FLOW INFORMATION (Restated – see Note 19)

		(Note 2)
		Period from
		May 18,
	Year Ended	2006 to
	November	November
	30, 2007	30, 2006
Non-cash investing and financing activities:
Common shares issued in reverse takeover transaction (Notes 2 and 19)	$8,983,132	$–
Common shares issued for acquisition of mineral property	1,260,000	–
Warrants issued for acquisition of mineral property	1,963,411	–
Agent share warrants issued as financing commissions	297,062	–
Agent unit warrants issued as financing commissions	568,533	–
Cash paid for:
Interest	32,830	–
Income taxes	$57,937	$–

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

16.	SEGMENT DISCLOSURES (Restated – see Note 19)

The Company’s property and equipment and mineral properties by geographic distribution are as follows:

November 30, 2007	Canada	United States	Total
Property and equipment	$27,258	$–	$27,258
Mineral properties	22,372,498	12,351,242	34,723,740
	$22,399,756	$12,351,242	$34,750,998

November 30, 2006 (Note 3)	Canada	United States	Total
Property and equipment	$–	$–	$–
Mineral properties	1,190,652	–	–
	$–	$–	$–

17.	SUBSEQUENT EVENTS

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Restated – see Note 19)

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

Under US GAAP, acquisition costs are capitalized when incurred in accordance with the guidance provided in EITF 04-02, (“Whether Mineral Rights are Tangible or Intangible Assets”), acquisition costs of mineral rights are capitalized, but exploration costs are expensed as incurred and development costs are capitalized when it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves as defined by Industry Guide 7.

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

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

18.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and US GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

		Period from
	Year Ended	May 18, 2006
	November	to November
	30, 2007	30, 2006
Net loss under Canadian GAAP	$(7,725,575)	$(138,523)
Capitalized expenditures on unproven mineral properties	(14,280,085)	(1,090,652)
Net loss under US GAAP	$(22,005,660)	$(1,229,175)
Loss per share under US GAAP – basic and diluted	$(0.50)	$(0.18)

(ii)	Mineral Properties

	November 30,	November 30,
	2007	2006
Mineral properties under Canadian GAAP	$34,723,740	$1,190,652
Capitalized expenditures on unproven mineral properties	(15,370,737)	(1,090,652)
Mineral properties under US GAAP	$19,353,003	$100,000

(iii)	Deficit

	November 30,	November 30,
	2007	2006
Deficit under Canadian GAAP	$(7,864,098)	$(138,523)
Capitalized expenditures on unproven mineral properties	(15,370,737)	(1,090,652)
Deficit under US GAAP	$(23,234,835)	$(1,229,175)

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

19.	RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

These financial statements have been restated because those previously filed contained certain errors as set out below. The restatement had no effect on the consolidated statements of operations and deficit including loss per share, nor on the consolidated statements of cash flows.

Balance Sheet and Note 2 – Reverse Takeover Transaction has been restated to correct an error in the calculation of the fair value of the net assets of Nevada Star Resource Corp. which is now recorded as $12,647,893, a reduction of $778,383 from the amount of $13,426,276 previously shown. This resulted from an accounting error whereby the calculation had been based upon 89,508,515 shares of Nevada Star issued pursuant to the transaction, rather than the 84,319,285 shares of Nevada Star that were outstanding prior to the transaction. As a result, at November 30, 2007, mineral properties has been reduced from $35,502,123 to $34,723,740, total assets and total liabilities and shareholders’ equity have been reduced from $49,188,862 to $48,410,479, share capital has been reduced from $45,213,503 to $44,435,120, and shareholders’ equity has been reduced from $48,711,786 to $47,933,403.

Note 7 – Mineral Properties and Commitments has been restated to correct the recorded values for mineral properties acquired as a result of the reverse takeover transaction, as noted above. Expenditures capitalized and balances acquired during 2007 as well as the balance at November 30, 2007 were decreased as follows: Milford Copper reduced from $4,128,838 to $3,800,629, MAN Project reduced from $8,835,811 to $8,386,385, and Salt Chuck reduced from $164,976 to $164,228.

Note 8 – Share Capital has been restated to correct the presentation of the number of shares in order to give effect to the reverse takeover transaction in 2007, as required under EIC 10 – Reverse Takeover Accounting. This had no effect on the closing balances of the number of shares. The recorded value of share capital at November 30, 2007 has been corrected as noted above.

Note 13 – Supplementary Cash Flow Information has been restated to correct an error in the calculation of the fair value of the net assets of Nevada Star (see note 2) which had the effect of reducing the value ascribed to common shares issued in reverse takeover transaction (non-cash investing and financing activities) from $9,761,516 to $8,983,132.

Note 16 – Segment Disclosures has been restated to correct an error in the calculation of the fair value of the net assets of Nevada Star (see note 2) which had the effect of reducing the value ascribed to United States mineral properties from $13,129,625 to $12,351,242.

Note 18 – Differences between Generally Accepted Accounting Principles in Canada and the United States has been restated to give effect to United States GAAP requirements under EITF 04- 02 which requires that acquisition costs of mineral rights be capitalized. Previously, the acquisition costs of mineral rights for the purposes of United States GAAP had been expensed.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2007 AND 2006
(Expressed in Canadian Dollars)

The effect of the restatement of note 18 is set out below.

(i)	Net Loss and Loss per Share

	12 months	12 months	Period from	Period from
	ended	ended	May 18, 2006	May 18, 2006
	Nov. 30, 2007	Nov. 30,	to Nov. 30,	to Nov. 30,
	As restated	2007	2006	2006
	$	As originally	As restated	As originally
		disclosed	$	disclosed
		$		$
Net loss under Canadian GAAP	(7,725,575)	(7,725,575)	(138,523)	(138,523)
Capitalized expenditures on unproven mineral properties	(14,280,085)	(34,311,471)	(1,090,652)	(1,190,652)
Net loss under U.S. GAAP	(22,005,660)	(42,037,046)	(1,229,175)	(1,329,175)
Loss per share under U.S. GAAP – basic and diluted	(0.50)	(0.96)	(0.18)	(0.19)

(ii)	Mineral Properties

	12 months	12 months	Period from	Period from
	ended	ended	May 18,	May 18,
	Nov. 30,	Nov. 30,	2006 to	2006 to
	2007	2007	Nov. 30,	Nov. 30,
	As restated	As originally	2006	2006
	$	disclosed	As restated	As originally
		$	$	disclosed
				$
Mineral properties under Canadian GAAP	34,723,740	35,502,123	1,190,652	1,190,652
Capitalized expenditures on unproven mineral properties	(15,370,737)	(35,502,123)	(1,090,652)	(1,190,652)
Mineral properties under U.S. GAAP	19.353,003	–	100,000	–

(iii)	Deficit

	12 months	12 months	Period from	Period from
	ended	ended	May 18,	May 18,
	Nov. 30, 2007	Nov. 30,	2006 to	2006 to
	As restated	2007	Nov. 30,	Nov.30,
	$	As originally	2006	2006
		disclosed	As restated	As originally
		$	$	disclosed
				$
Deficit under Canadian GAAP	(7,864,098)	(7,864,098)	(138,523)	(138,523)
Capitalized expenditures on unproven mineral properties	(15,370,737)	(35,502,123)	(1,090,652)	(1,190,652)
Deficit under U.S. GAAP	(23,234,835)	(43,366,221)	(1,229,175)	(1,329,175)