Form 20-F
period 2009-11-30
PURE NICKEL INC.
filed 2010-03-05
CIK 877019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2009

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

Canada
(Jurisdiction of incorporation or organization)

Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7
(Address of principal executive offices)

Jeffrey D. Sherman, 416.644.0066, Chief Financial Officer, info@purenickel.com, Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7
(Name, Telephone, E-mail and/ or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, without par value

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

Indicate by check ark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒          No ☐

Indicate by check ark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer  ☐                Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐                 International Financial Reporting  ☐             Other Standards  ☒

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
BHEM

Bore Hole Electro Magnetic: an imaging system that involves placing a transmitter and receiver in a borehole, and the underlying geological structure is viewed by a process similar to medical tomographic imaging. This creates an image of the structure from a series of flat cross-sectional images.

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

feasibility study	An economic study assessing whether a mineral deposit can be mined profitably, by estimating costs of a mine and the potential revenues from production.
grade	The metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.
hectare	A metric unit of area measurement equivalent to 10,000m²
hydrothermal	Relating to hot fluids circulating in the earth’s crust.
igneous	A type of rock which has been formed from magma, a molten substance from the earth’s core.
intrusion	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
mafic	Igneous rock composed mostly of dark, iron and magnesium-rich minerals.
metasedimentary	Originally sedimentary rocks which have been subsequently affected by the process of metamorphism
metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.

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
prospect

(noun) The possibility of future success for economic minerals based on  geological, geophysical, geochemical and other criteria.
or
(verb) To search for or explore (a region) for mineral deposits or oil.

production stage	All companies engaged in the exploitation of a mineral deposit (reserve).
qualified person

An individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member  or licensee in good standing of a professional association.

reserve	A known resource that can be exploited for profit with available technology under existing political and economic conditions.
royalty

An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per unit weight or a percentage of the total production, revenues or profits. A ‘net smelter royalty’ is a type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation cost and penalties, from the sale of the metals extracted from products by the smelter or refinery.

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
VTEM

The VTEM (Versatile Time-Domain Electromagnetic) survey is the leading airborne geophysical system in use today and is particularly suited to the  identification of copper-zinc massive sulphide deposits.

Metric Conversion Table

The following table sets forth certain factors for converting metric measurements into imperial equivalents. To convert from metric to imperial units, divide the metric unit by its corresponding value in the middle column. To convert from imperial to metric units, multiply the imperial unit by its corresponding value in the middle column.

Metric Units	Conversion Factor	Imperial Units
Description and abbreviation		Description and abbreviations
Length		Length
Millimeters – mm	25.400	Inches – in
Meters – m	0.3048	Feet – ft
Meters – m	0.9144	Yards – yd
Kilometers – km	1.609	Miles – mile
Area		Area
Square centimeters - cm²	6.4516	Square inches - in²
Square meters - m²	0.0929	Square feet - ft²
Hectares - ha	0.40469	Acres – acre
Square Kilometers - km²	2.5900	Square miles – sq miles
Weight		Weight
Tonne (1,000 kg) - t	0.907185	Short ton (2,000 lbs) - st

Currency

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are to Canadian dollars

Other Information

Pure Nickel Inc. (formerly “Nevada Star Resource Corp.”) was incorporated under the laws of the Yukon Territory, Canada, and on March 31, 2009 our shareholders approved our continuance under the Canada Business Corporations Act. In this document, the terms “we,” “our,” “us,” and “the Company” refer to Pure Nickel Inc. and its subsidiaries. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), are reconciled to the United States generally accepted accounting principles (“GAAP”), and are presented in Canadian dollars except where indicated in conversions of convenience. We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Washington, D.C. 20549.

Copies of our filings with the SEC may be obtained by accessing the SEC’s website located at www.sec.gov. Further, we also file reports under Canadian regulatory requirements on the System for Electronic Document Analysis and Retrieval, which is a filing system that provides access to most public securities documents and information filed by public companies and investment funds with the Canadian Securities Administrators (“SEDAR”). Copies of our reports filed on SEDAR can be obtained by accessing SEDAR’s website at www.sedar.com.

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

Except as noted, the information set forth in this Annual Report is as of November 30, 2009, and all information included in this document should only be considered accurate as of that date. Our business, financial condition or results of operations may have changed since that date.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference herein contain forward-looking statements. In addition to this Annual Report on Form 20-F, our management may make forward-looking statements orally or in writing to investors, analysts, the media and others. Forward-looking statements express our expectations or beliefs regarding future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statements. Our forward-looking statements may include, but are not limited to, the following:

•	requirements for additional capital and anticipated financing activities;
•	anticipated strategic alliances or arrangements with partners;
•	projected development, production and exploration timelines;
•	results of production and exploration activities;
•	the estimation or realization of mineral reserves and resources;
•	forecasts of the prices of minerals relevant to our exploration effort and general economic performance;
•	forecasts of ore grade or recovery rates;
•	discussions regarding the failure rates of plant, equipment or processes to operate as anticipated;
•	labor relations;
•	timing regarding governmental approvals and permits;
•	descriptions of plans or objectives of management for future operations;
•	the timing and amount of capital expenditures, costs and timing of the development of new deposits; and
•	descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts or events. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “opportunity,” “plan,” “potential,” “believe,” or words of similar meaning. They may also use words such as “will,” “would,” “should,” “could,” or “may.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, we do not assume responsibility for the accuracy and completeness of such statements. We intend that the forward-looking statements contained herein will be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results except as required by law. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should carefully consider all available information about us before you make an investment decision. You should review carefully the risks and uncertainties identified in this Annual Report on Form 20-F.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3.	Key Information

Selected Financial Data

Following is selected financial data expressed in Canadian dollars for the fiscal years ended November 30, 2009, 2008 and 2007 which were prepared in accordance with Canadian GAAP, which differs substantially from United States generally accepted accounting principles (“U.S. GAAP”). Reference is made to Note 18 to the audited financial statements for the years ended November 30, 2009, 2008 and 2007 in “Item 17 Financial Statements” for a description of the differences between Canadian GAAP and U.S. GAAP.

The selected financial data was derived from financial statements that were audited by SF Partnership LLP as indicated in the reports included elsewhere in this Annual Report. This selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in this Annual Report.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, on March 30, 2007. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Our financial statements reflect the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the fiscal years ended November 30, 2009, 2008 and 2007 and the period from incorporation on May 18, 2006 to November 30, 2006.

The selected financial data is set out below.

	12 months	12 months	12 months	May 18,
	ended	ended	ended	2006 to
	Nov. 30,	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007	2006
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Operating expenses	1,269,173	1,972,406	4,946,798	103,441
Loss from operations	(1,269,173)	(1,972,406)	(4,946,798)	(103,441)
Other expenses, net	(142,015)	(459,634)	(2,778,777)	(35,082)
Net loss	(1,411,188)	(2,432,040)	(7,725,575)	(138,523)
Total assets	44,773,605	46,210,759	48,410,479	2,945,022
Shareholders’ equity	44,448,587	45,754,932	47,933,403	2,945,022
Outstanding common shares	67,765,559	67,765,559	67,765,559	24,100,001
Dividends per common share	Nil	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.02)	(0.04)	(0.18)	(0.02)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $11,707,326. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	12 months	12 months	12 months
	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Net loss under Canadian GAAP	(1,411,188)	(2,432,040)	(7,725,575)
Capitalized expenditures on unproven mineral properties	(635,126)	(3,581,188)	(14,280,085)
Net loss under U.S. GAAP	(2,046,314)	(6,013,228)	(22,005,660)
Loss per share under U.S. GAAP – basic and diluted	(0.03)	(0.09)	(0.50)

(ii) Mineral Properties

	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Mineral properties under Canadian GAAP	39,071,469	38,365,557	34,723,740
Capitalized expenditures on unproven mineral properties	(19,587,051)	(18,951,925)	(15,370,737)
Mineral properties under U.S. GAAP	19,484,418	19,413,632	19,353,003

(iii) Deficit

	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Deficit under Canadian GAAP	(11,707,326)	(10,296,138)	(7,864,098)
Capitalized expenditures on unproven mineral properties	(19,587,051)	(18,951,925)	(15,370,737)
Deficit under U.S. GAAP	(31,294,377)	(29,248,063)	(23,234,835)

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On February 28, 2010, the exchange rate in effect for Canadian dollars exchanged for U.S. dollars, expressed in terms of Canadian dollars, was $1.0526. This exchange rate is based on the average noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the fiscal years ended November 30, 2009, 2008 and 2007 and for the six month period between September 1, 2009, and February 28, 2010, the following exchange rates were in effect for Canadian dollars exchanged for U.S. dollars, calculated in the same manner as above:

Period	Average

Year ended November 30, 2007	$1.0865
Year ended November 30, 2008	$1.0478
Year ended November 30, 2009	$1.1565

The following table sets forth the high and low exchange rate for the six month period between September 1, 2009 and February 28, 2010:

U.S. Dollar/Canadian Dollar Exchange Rates

Month	High	Low
September 2009	1.1065	1.0613
October 2009	1.0845	1.0292
November 2009	1.0743	1.0460
December 2009	1.0713	1.0405
January 2010	1.0657	1.0251
February 2010	1.0734	1.0420

B. Capitalization and Indebtedness

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

C. Reasons for the Offer and Use of Proceeds

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

D. Risk Factors

Any investment in our common shares involves a high degree of risk. In addition to the other information presented in this Annual Report, you should consider the following risk factors carefully in evaluating the Company, its business and the mineral exploration and mining industry. If any of these risks or uncertainties occurs, our business, financial condition or operating results could be materially harmed. In that case the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we may face. For further information you are encouraged to review our filings with the SEC on EDGAR, as well as those appearing on the Canadian site SEDAR at www.sedar.com.

We have a limited operating history and as a result there is no assurance we can operate profitably or with a positive cash flow.

We have a limited operating history and are an exploration stage company. Our operations are subject to all the risks inherent in the establishment of an exploration stage enterprise and the uncertainties arising from the absence of a significant operating history. Investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that the Corporation plans to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The amounts disbursed by us in the exploration of the mineral claims may not result in the discovery of mineral deposits. Problems such as unusual or unexpected formations of rock or land and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If the results of future exploration programs do not reveal viable commercial mineralization, we may decide to abandon our claims, and in fact have abandoned some already.

If we do not obtain additional financing, our business will fail and investors could lose their investment.

We had cash and cash equivalents of $1,985,143, working capital of $5,351,560, and an accumulated deficit of $11,707,326 at November 30, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). We are an exploration stage company, and our business plan calls for substantial investment and costs in connection with the exploration of our mineral properties. In order to maintain certain of our property claims and joint venture agreements in good standing, we must incur certain minimum exploration expenditures on an ongoing basis. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. There are no arrangements in place for additional financing and there is no assurance that we will be able to find such financing if required. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares. We currently depend upon a significant portion of our exploration program being funded by our partners, in particular ITOCHU, which as of the date of this report has not confirmed its 2010 funding to us.

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

We have not earned any revenues to date and have never had positive cash flow. Before being able to generate revenues, we will incur substantial operating and exploration expenditures without receiving any revenues. Therefore we expect to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from our activities, we will not be able to earn profits or continue operations. Based upon current plans, we expect to incur significant operating losses in the future. We cannot guarantee that we will be successful in raising capital to fund these operating losses or generate revenues in the future. There is no assurance that we will ever generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business may fail and our investors could lose some or all of their investment.

The current credit and financial market conditions may exacerbate certain risks affecting our business.

Increased concerns about credit markets, consumer confidence, economic conditions, volatile corporate profits and reduced capital spending could negatively impact us. The recent tightening of credit in financial markets may adversely affect the ability of our partners to obtain financing, which could result in a decrease in, or deferrals or cancellations of, their payment obligations to fund our exploratory activities. If global economic and market conditions, or economic conditions in the United States or Canada, remain uncertain or persist, we may experience a material adverse effect on our business and financial condition. Unstable economic, political and social conditions may make it difficult for our partners to accurately forecast and plan future business activities. If such conditions persist, our business and financial condition could suffer.

The failure of any banking institution in which we deposit our funds or the failure of such banking institution to provide services in the current economic environment could have a material adverse effect on our results of operations or financial condition.

The capital and credit markets have been experiencing volatility and disruption. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers, as well as pressured the solvency of some financial institutions. Some of these financial institutions, including banks, have had difficulty performing regular services and in some cases have failed or otherwise been largely taken over by governments. If we are unable to access some or all of our cash on deposit, either temporarily or permanently, it could have a negative impact on our operations or our financial position, or both.

We are subject to uninsurable risks, which could reduce or eliminate any future profitability.

In the course of exploration, development and production of mineral properties, risks including but not limited to unexpected or unusual geological or operating conditions, may occur. It is not always possible to insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our shares. We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within our industry. Therefore, if we were to become subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed our funds and result in business failure and possibly bankruptcy.

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

Our stock price could be volatile

Market prices of securities of many public companies have experienced significant fluctuations in price that have not been related to the operating performance, underlying asset values or prospects of such companies. The market price of our common shares has been and is likely to remain volatile. Results of exploration activities, the price of nickel, future operating results, changes in estimates of our performance by securities analysts, market conditions for natural resource companies in general, and other factors beyond our control could cause a significant decline of the market price of our common shares.

If we do not make certain payments or fulfill other contractual obligations, we may lose our option rights and interests in our joint ventures.

We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims, and title may be affected by undetected defects. There can be no assurance that we will be able to obtain the required mining and other permits for any of our mineral projects, if, as, and when mining operations come viable at such mining projects.

If key employees or consultants leave the company, we will be harmed since we are heavily dependent upon them for all aspects of our activities.

We are dependent upon key employees and contractors, the loss of any of whom could have a negative impact on our ability to operate the business and could cause a decline in the value of, or cash flows from, our properties or additional costs resulting from a delay in development or exploration of properties.

If we do not comply with all applicable regulations, we may be forced to halt our business activities and/or incur significant expense.

We are subject to government and environmental regulations. Permits from a variety of regulatory authorities are required for many aspects of exploration, mining operations and reclamation. We cannot predict the extent to which future legislation and regulation could cause additional expense, capital expenditures, restrictions, and delays in the development of our Canadian and/or U.S. properties, including those with respect to unpatented mining claims. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities that may result in operations ceasing or being curtailed; and may include corrective measures requiring capital expenditures, installation of additional equipment, or other expensive and/or time-consuming remedial actions. Parties engaged in the exploration or development of exploration properties may be required to compensate those suffering loss or damage by reason of such parties’ activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Our activities are not only subject to extensive federal, provincial, state and local regulations controlling the exploration and mining of mineral properties, but also the possible effects of such activities upon the environment as well as costs, cancellations and delays resulting from lobbying activities of environmental groups. Future legislation and regulations could cause additional disbursements, capital expenditures, restrictions and delays in the development of our properties, the extent of which cannot be predicted. Also, as noted above, permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. In the context of environmental permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. If we become more active on our properties, compliance with environmental regulations may increase our costs. Such compliance may include feasibility studies on the surface impact of proposed operations; costs associated with minimizing surface impact, water treatment and protection, reclamation activities including rehabilitation of sites, ongoing efforts at alleviating the mining impact on wildlife, and permits or bonds as may be required to ensure our compliance with applicable regulations. The costs and delays associated with such compliance may result in us deciding not to proceed with exploration, development or mining operations on any mineral properties.

Exercise of outstanding warrants, options, and other future issuances of securities will result in dilution of our common shares.

As of November 30, 2009, there were 67,765,559 common shares issued and outstanding as well as warrants and options, as set out in Note 8 – Share Capital in our attached financial statements. The holders of the warrants and options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of warrants and options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights. Any increase in the number of common shares issued and outstanding as a result of the exercise of options or warrants or from the sales of such shares may depress the market price of our common shares and will dilute the proportionate interests and votes of existing shareholders.

Proposed legislation affecting the mining industry could have an adverse effect on us.

During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, which governs mining claims and related activities on federal lands. For example, the U.S. House of Representatives has introduced H.R. 699, the Hardrock Mining and Reclamation Act of 2009, which is currently in committee. There has not been material progress on this proposed reformations as of the latest practicable date of this report. In 1992, a federal holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. This fee was increased to $125 per claim in 2005 ($133.50 total with the accompanying County fees included). Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation over the years has been proposed by the sitting United States Congress to further amend the General Mining Law. If any of this legislation is enacted, the proposed legislation would, among other things, change the current patenting procedures, limit the rights obtained in a patent, impose royalties on unpatented claims, and enact new reclamation, environmental controls and restoration requirements. The Hardrock Mining and Reclamation Act of 2009 (H.R. 699) conditions federal issuance of a patent for any such mining or millsite claim upon specified determinations by the Secretary of the Interior. It subjects production of locatable minerals to a royalty of 8% of the gross income from mining, imposes a 4% royalty upon federal lands subject to an existing permit, and specified royalties on certain federal land added to an existing operations permit. The proposed Act prescribes a hardrock mining claim maintenance fee for each unpatented mining claim, mill, or tunnel site on federally owned lands. It designates certain wilderness study areas, areas of critical environmental concern, and related areas as not open to location of mining claims. It permits a state or local government or Indian tribe to petition the Secretary of the Interior for withdrawal of specific federal land from operation of the general mining laws in order to protect specific values. The proposed Act instructs the Secretary to ensure that mineral activities on federal land subject to a claim are carefully controlled to prevent undue degradation of public lands and resources. It prescribes requirements for the exploration permit process and for operations permits, including financial assurances. It requires restoration of lands to a condition capable of supporting prior uses or other beneficial uses and generally creates the government mechanisms for the proposed regulation listed above. The extent of any such changes that may be enacted is not presently known, and the potential impact on us as a result of future congressional action is difficult to predict. If enacted, the proposed legislation could adversely affect the economics of developing and operating mines because many of our properties consist of unpatented mining claims on federal lands. Our financial performance could therefore be materially and adversely affected by passage of all or pertinent parts of the proposed legislation, which could force us to curtail or cease our business operations in the United States.

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

Exchange rate fluctuations between the Canadian dollar and the United States dollar may adversely affect our financial position and results.

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

United States stockholders may be subject to unexpected or unwanted tax consequences as a result of acquiring, holding, or disposing of our shares.

As discussed in detail below under “Item 10.E (iv). United States Federal Income Tax Considerations,” the tax implications of an investment in us are difficult to determine, can be different for different individuals and entities, and generally require that an investor consult his or her investment and taxation professionals. Under certain circumstances, the acquisition, holding or disposition of our shares may generate unwanted tax consequences for a holder or investor in our shares.

Our management may not be subject to United States legal process making it more difficult for U.S. investors to sue them.

Investors may have a difficult time enforcing civil judgements against us because all of our officers and most of our directors are neither citizens nor residents of the United States. U.S. shareholders may not be able to effect service of process within the United States upon such persons. U.S. shareholders may not be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal or state securities laws. Appropriate courts outside the United States may not be able to enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws. The appropriate courts outside the United States may not be able to enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws. However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. As we are incorporated pursuant to the laws of Canada, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Canada Business Corporations Act.

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

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and on June 17, 1998 were continued under the Yukon Business Corporations Act. On March 31, 2009 our shareholders approved our continuance under the Canada Business Corporations Act. We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP. Unless otherwise indicated herein, all dollar amounts in this Annual Report are stated in Canadian dollars.

The address and telephone number of our principal executive office and information on the Company generally can be found above under “Special Information: Other Information.” The registered agent in the United States for our United States subsidiaries is CT Wolters Kluwer, 111 Eighth Avenue, New York, NY 10011.

On March 30, 2007, we (then known as Nevada Star Resource Corp., (“Nevada Star”), completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated on May 18, 2006. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, our financial statements reflect the results of Nevada Star for the fiscal years ended August 31, 2004 and 2005, and the three month period ended November 30, 2005, and the combined results of old PNi and Nevada Star for the period from May 18, 2006 to November 30, 2006, and the fiscal years ended November 30, 2007, 2008 and 2009.

At the same time as the reverse takeover, we consolidated our common shares on a one-for-five basis, and they continued to be traded on the Toronto Stock Exchange Venture Exchange (TSX-V) and in the United States on the Over the Counter Bulletin Board. Our share listings have now graduated to the senior Canadian exchange, and since August 14, 2007 have been listed on the Toronto Stock Exchange.

During the second quarter of 2007 we completed a financing of $9,000,000 by the sale of 10,000,000 units for $0.90 each. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at $1.20 for a term of 18 months. The agent for this financing received a cash commission of 7% of the gross proceeds and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each advisory warrant is exercisable into one common share at $0.90 each for a period of 18 months.

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

On May 15, 2007, we completed a major acquisition comprising the purchase of the Xstrata property portfolio for $15,250,000 in cash and the issuance of 4,000,000 warrants to purchase common shares with an exercise price of $2.00 per share for a period of three years from the issuance of the warrants. Properties included in the acquisition were:

  William Lake and Manibridge in Manitoba;
  POV, Nuvilik, SR1, HPM, East Hudson (joint venture with Soquem Inc.) and Forgues in Quebec;
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

On September 18, 2007, we entered into an option agreement with Exploration Syndicate Inc., a private company, for the option to earn up to 100% interest in 160,000 hectares of prospective property in central Manitoba. In March 2008, we drilled two conductors identified from a November VTEM airborne survey. Drill success was limited and in June 2008 we announced our intent to end the option agreement.

On November 6, 2007, we granted an option to Manicouagan Minerals Inc. under which they may earn up to a 70% interest in 39 mining claims comprising the Forgues and HPM project in Québec. In November 2009 Manicouagan Minerals had made the required option payments and exploration expenditures to earn a 50% interest in the property. Manicouagan has elected not to exercise its option to earn an additional 20% in the property; a formal 50-50 joint venture agreement is currently in process.. As referenced above, on November 6, 2007, we announced that we would not renew our option for the Fox River project in Manitoba. We also announced that we had allowed our claims on the Florence Lake project in Newfoundland and Labrador to lapse.

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

In May 2009, we were informed by the Quebec Ministry of Natural Resources that the 148 claims that comprise the POV property were no longer open for exploration work. The claims fell within a boundary for a proposed provincial park and certain exploration milestones needed to be reached in order to extend the development of the park. Pure Nickel and its option partner Minergy Ltd. were aware of the proposed park since the property came to the company through the Xstrata property purchase in August 2007 and we relinquished the claims in May 2009.

In June 2009, we filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah requesting for interpretation of and the status and rights under an agreement regarding certain royalties we are entitled to receive from production at WUCC property. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 31, 2009 we filed a response to the counterclaim, which we believe is without merit.

On November 18, 2009 our Option partner Manicouagan Minerals made the required option payment and exploration expenditures to earn a 50% interest in the HPM/Forgues property.

B. Business Overview

General

We are in the business of acquiring, exploring and developing mineral properties, primarily those containing nickel, platinum group elements, copper, gold, silver and associated base and precious metals. We have a practice of taking grassroots or undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. If an ore body is indicated or likely, then we have a policy of looking to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. In all cases, we retain a percentage of ownership. In the case of a partnership, we receive a percentage of royalty from the production of product resulting from a mining operation. The market prices for minerals have been and will likely continue to be very volatile.

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

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2009	Canada	United States	Total
Fixed assets	$14,808	$–	$14,808
Mineral properties	25,870,239	13,201,230	39,071,469
	$25,885,047	$13,201,230	$39,086,277

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	12,784,575	38,365,557
	$25,598,251	$12,784,575	$38,382,826

November 30, 2007	Canada	United States	Total
Fixed assets	$27,258	$–	$27,258
Mineral properties	22,372,498	12,351,242	34,723,740
	$22,399,756	$12,351,242	$34,750,998

C. Organizational Structure

The diagram below sets out our organizational structure as at November 30, 2009 and the jurisdiction where the entities listed were incorporated or continued. Each of Nevada Star Resource Corp., Nevada Star Resource Corp. (U.S.) and PNI Corp. is a wholly-owned subsidiary of the Company.

D. Property, Plant and Equipment

In most cases, we use third party contractors to carry out our exploration activities, so we own very little property, plant and equipment in the field.

Mineral Projects

We have mineral rights to several properties in various stages of exploration in North America. A summary of the properties is presented in the table below and detailed descriptions follow.

Property	Location	Claims area (approx.)	Comments
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares	The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an option agreement with ITOCHU Corporation.
William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property	Manitoba (part of William Lake)	7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares

The property is currently in the early exploration stage. It is located near the historic past producing Salt Chuck mine which was active between 1919 and 1941 with a reported production of 300,000 tons of copper sulphide ore grading 0.95% Cu , 2.0 g/t (grams per ton) Pd, 1.1 g/t Au, and 5.7 g/t Ag.

Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares

The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

Manibridge	Manitoba (128 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage. Minergy Ltd. has an option to earn a 70% interest in 245 mining claims comprising the Nuvilik property.

Property	Location	Claims area (approx.)	Comments
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	3,472 hectares	The property is currently in the early exploration stage.
Western Utah Copper Company (WUCC), operated by Copper King, Milford	Utah	2,830 hectares

We have an agreement to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.5 million) and may be subject to a 12% interest in the net profits from copper production of certain claims held by a group of private investors that includes a director of the Company and a 2% net smelter return royalty on certain claims (held by the property vendor). In June, 2009 we filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009 we filed a response to the counter claim, which we believe is without merit.

Harp Lake	Central Labrador	475 hectares	This property is in the early exploration stage.

MAN Alaska Project, Alaska

Location - The MAN project is located approximately 265 kilometres southeast of Fairbanks and 400 kilometres northeast of Anchorage along the southern flank of the Alaska Range. The nearest community is the hamlet of Paxson, which is situated at the junction of the Denali and Richardson highways.

Access - The Richardson and Denali highways traverse the southeast portion and southern perimeter respectively of the project area. Helicopters offer the best means of accessing remote parts of the project area.

Property Status - The MAN project is comprised of State and Federal mining claims and prospecting sites encompassing an area of 180,212 acres (72,930 hectares). The project property falls within the Fairbanks, Chitina and Talkeetna recording districts. All claims are 100% owned by Nevada Star Resource Corp. (U.S.), our wholly-owned subsidiary.

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

In May 2007, we conducted a VTEM B-Field airborne geophysical survey over the Alpha, Beta and East Rainy complexes of our MAN Alaska project area. Surveys over the three blocks were conducted along flight lines 100 meters apart for a total of 3,327 line kilometers. In addition three dimensional magnetic inversion modeling was completed in May and in June 2007, a follow-up soil geochemical survey was conducted on the Alpha complex. This soil survey provided additional detail and definition from over 2,282 new sample sites to expand upon the existing soil geochemical results accumulated from a 4,000 sample program conducted during the 2002 to 2005 programs.

In conjunction with the soil geochemical survey, a bedrock geochemical analytical program was conducted in July 2007. Detailed GPS grids on the Alpha complex were established on which 1,266 sites were analyzed utilizing a portable XRF unit. The objective of this survey was to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides. The survey established that two anomalous Ni-Cu horizons, each with strike lengths of > 450 meters are present to the west of Fish Lake.

From July 17, 2007 to October 3, 2007, 14 drill holes were completed, of which two were abandoned, on the Alpha Complex. A total of 3,359 meters of the proposed 4,000 meters program was completed. Most of the drill holes encountered extensive zones of disseminated Ni-Cu-PGE sulphides. The best disseminated intersections appear to be associated with areas defined to have anomalous conductivity as defined by the VTEM survey.

The 2008 exploration program focused on diamond drilling which targeted geophysical anomalies, particularly VTEM conductors, in the Beta Complex. Drilling in 2008 was limited to three completed holes (one abandoned) due to poor drilling conditions. The drilling did intercept wide zones of disseminated sulphides, including 0.50 metre grading 1.39% Ni and 1.27% Cu.

The 2009 exploration program completed 4,200 metres of drilling in seven holes, a new ZTEM airborne survey (Z axis Tipper Electromagnetic system), extensive geological mapping and proprietary fluxgate time domain ground EM surveys (full waveform streaming multi sensor fluxgate array). We were pleased with the results of the 2009 geophysical programs (ground fluxgate TEM, ZTEM, and BHEM), and expect that they will lead to a productive 2010 exploration program.

Three drill holes were completed in the 30km long Alpha Complex and four holes were completed in the southern Beta Complex. Newly completed 2D modeling of 2009 ZTEM data and previous 3D inversions of aeromagnetic data, as well as several widely spaced deep drill holes show a consistent presence of abnormally thick ultramafic bodies with localized deep feeders. This year’s results add to the evidence that the MAN property is the main intrusive centre for Triassic magmatism that generate the extensive nickel, copper and PGE (platinum group elements) bearing ultramafic intrusions and coeval lavas within the Alaska, Yukon and BC segments of the Wrangelia terrain. Drill results to date come from the holes targeted using the proprietary ground time domain EM survey (TEM), in conjunction with the new ZTEM airborne survey and previous ground gravity and VTEM airborne surveys.

A map of the MAN property is shown below.

William Lake, Manitoba

Location - The William Lake property surrounds William Lake in west-central Manitoba. William Lake is approximately 30 km northwest of Lake Winnipeg and the property claims lie approximately 70 kilometres north of the town of Grand Rapids.

Access - The William Lake property is accessible by Highway 6, which dissects the eastern-most property claims north of Little Limestone Lake. A network of unpaved logging and drill roads, including all-season roads, leading from Highway 6 provides access to other parts of the property. Lakes within the William Lake property are accessible by float or ski equipped fixed-wing planes; and all claims and licenses are accessible by helicopter.

Property Status – The property is 100% Company owned and is comprised of 107 claims and 1 mineral exploration license covering 30,553 hectares.

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

Our exploration started at the end of October, 2007 and is following up on mineralized intersections on prospect W56. In view of the wide spaced drilling (up to 250 meters apart) the main objective of the program is to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. The program included an ongoing ground PEM and BHEM surveys and 1,159 line kilometers of a VTEM airborne survey was flown over the entire WLT properties. Results have identified multiple, weak to highly enhanced conductivity zones, some with previous drilling indicating the presence of ore grade nickel mineralization and others with very little or no drilling.

The first phase of a 2007-2008 drill program began on November 8, 2007 and shut down on December 16, 2007. The second phase started in early January 2008. The surface drill program was completed on April 8, 2008 with a total of 7,525 meters in 15 holes completed on budget. The drilling was completed on five zones within the 15 km William Lake trend. The winter’s program was testing nickel bearing horizons identified by the historical drilling. In view of the previous wide spaced drilling (up to 250 meters apart) one of the main objectives of the program was to establish the continuity of the known mineralization to provide confidence to work towards a mineral estimation for a 43-101- compliant resource on one or more sections. Testing for the continuity of mineralization included drilling above, below and on strike of the known zones at 50 to 100 m step outs.

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

Property Status – The property is comprised of federal claims occupying and area of 1,082 hectares.

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

Property Status - The Fond du Lac Project claim area consists of permits totaling approximately 19,713 hectares of prospective ground. The Company is the registered claim holder, and owns 100% of the property.

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

During the second quarter of 2007, we completed a drill program of 19 diamond drill holes totaling 3,127 meters. Drilling tested a focused area of known mineralization on the Rea Lake mineralized horizon, a strong magnetic feature 600 meters to the south, and a possible extension to the Axis Lake East Zone horizon. The program confirmed extensive zones of nickel mineralization.

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

Exploration - A production decision was announced in June 1969 on a mineral inventory calculation derived from 26 surface drill holes cutting the mineralized zone. At this stage 51 holes had been drilled on the property for a total of 13,532 metres. Production started in June 1971 and the operation ran into continual problems, never reaching design production levels (250,000 t.p.y. milled and 13,700,000 lbs annual production of nickel). The mine was closed in June 1977, when economic reserves were exhausted. The crown pillar has since collapsed and the mine workings are no longer accessible. The initial mineral inventory during the life of the mine was 1,409,000 tones (including 15% dilution).

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

HPM (also referred to as HPE) and Forgues, Quebec

Property Description - The HPM and Forgues properties are located approximately 290 kilometres north of Baie-Comeau, Quebec and 180 kilometres north-northwest of Sept-Iles, Quebec. The properties can be accessed by Route 389, an all weather road connecting Baie-Comeau to Fermont to Labrador City. It is paved up to Hydro Québec Manic 5 power plant. A gravel road maintained by Hydro-Québec to access their Hart Jaune power station intersects to the east route 389 at kilometre 390. The HPM property consists of 14 map-staked claims, covering an area of 748.37 hectares. The Forgues property consists of 25 ground-staked claims covering an area of 400 hectares. The properties lie in the Manicouagan Metamorphic Complex.

Exploration- On November 6, 2007, we announced that we had entered into an option agreement with Manicouagan Minerals Inc. Since Mr. Constantine Salamis, a director of the company is a significant shareholder and officer of Manicouagan Minerals, this is reported as a related party transaction under Item 8, Section B - “Related Party Transactions” - below.

Nuvilik Property, Ungava, Quebec

Property Description - The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometers south of the coastal Inuit community of Salluit. A permit covering 7500 hectares was originally taken in 1995. In December 2002 and July 2003 additional claims were taken and the property now comprises 245 claims covering approximately 9,980 hectares separated into two distinct blocks; all of the claims are 100% owned.

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

POV Property, Ungava, Quebec

Property Description - The POV Park property is located 100 kilometres northeast of the coastal Inuit community of Akulivik, 160 kilometres west-southwest of the Raglan Complex. The property consists of 4 blocks comprising a total of 148 map staked claims covering an area of 5,890 hectares. The claims were staked to cover a prospective horizon located within a Provincial Reserve close to the Mont Puvirnituq Park project. The limited amount of field work that has been conducted on this property uncovered some high tenor magmatic sulphides at the base of an ultramafic complex (0.52% Ni, 0.24% Cu, 2.3g/t PGE and 1.74% S; and 0.60% Ni, 0.43% Cu, 0.9 g/t PGE and 2.51% S).

In May 2009, we were informed by the Quebec Ministry of Natural Resources that the 148 claims that comprise the POV property were no longer open for exploration work. The claims fell within a boundary for a proposed provincial park and certain exploration milestones needed to be reached in order to extend the development of the park. Pure Nickel and its option partner Minergy Ltd. were aware of the proposed park since the property came to the company through the Xstrata property purchase in August 2007, and formally relinquished the claims in May. The information on POV in this section is for historical record only.

SR1 Property, Ungava, Quebec

Property Description - The SR1 property is located approximately 55 kilometres southwest of the coastal Inuit community of Kangiqsujuaq, and 40 kilometres southeast of the Donaldson airport. Travel to the Property is only by helicopter. The SR1 property is (at the most) 45 kilometres long by 14 kilometres wide, covering a surface of 35,724 hectares. It comprises 864 claims acquired from January to July 2003.

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

Rainbow, Nunavut

Property Description - The property is located 260 kilometres west of Arviat, 380 kilometres northwest of Churchill, and 612 kilometres north of Thompson. The Rainbow Property consists of four mining claims totaling 3,472 hectares. The project area is remotely located, Arviat is the nearest costal access route, and Churchill is the closest railhead. Access to the camp is possible via fixed wing aircraft to Cullaton Lake Airstrip (gravel strip, 4500 feet long, capable of taking HS748 aircraft).

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

Copper King (Western Utah Copper Corporation), Utah

During 2002, Western Utah Copper Corporation, now called Copper King Mining Corp. (CKMC) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, CKMC had three years to put the property into production or CKMC could receive a one-year extension by notifying us before that date that the property was being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. CKMC has been granted two one-year extensions. The agreement provides for Pure Nickel to receive 1% of net proceeds from the first ten million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at USD $10 million. The mineral rights may be subject to a 12% interest in the net profits from copper production of certain claims held by a group of private investors that includes a director of the Company and a 2% net smelter return royalty, on certain claims (held by the property vendor).

In June 2009, we filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009 we filed a response to the counter claim. We believe that the counterclaim is without merit.

Property Description - The Copper King Milford Property is located in South Western Utah and is North East of the town of Milford. The mineral rights are 100% owned and occupy approximately 7,000 acres.

Exploration - There was extensive drilling on the claims in 1998 and a feasibility study was commissioned that year. The results of the study were positive. However due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

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

The following is a discussion of our results of operations for the fiscal years ended November 30, 2007, 2008 and 2009.

The following discussion should be read in conjunction with our audited consolidated financial statements, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to “Item 3: Key Information” for exchange rate information on the Canadian dollar.

On March 30, 2007, we (then known as Nevada Star Resource Corp., (“Nevada Star”), completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated on May 18, 2006. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. Results of operations reflect the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the fiscal years ended November 30, 2007, 2008 and 2009.

The financial statements have been prepared in accordance with Canadian GAAP. Reference is made to Note 18 of the audited financial statements for the years ended November 30, 2008 and 2007, and to Note 19 of the audited financial statements for the year ended November 30, 2009 and November 30, 2008, for a discussion of the material differences between Canadian GAAP and US GAAP, and their effect on the Company’s annual audited financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report.

Overview

A. Operating Results

Selected financial information is set out below.

	12 months	12 months	12 months
	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Revenues	Nil	Nil	Nil
Operating expenses	1,269,173	1,972,406	4,946,798
Income (loss) from operations	(1,269,173)	(1,972,406)	(4,946,798)
Other income (expenses)	(142,015)	(459,634)	(2,778,777)
Net income (loss)	(1,411,188)	(2,432,040)	(7,725,575)
Total assets	44,773,605	46,210,759	48,410,479
Shareholders’ equity	44,448,587	45,754,932	47,933,403
Outstanding common shares	67,765,559	67,765,559	67,765,559
Dividends per common share	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.02)	(0.04)	(0.18)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAPP, this disclosure is required. Cumulative net losses since inception aggregate $11,707,326. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	12 months	12 months	12 months
	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Net loss under Canadian GAAP	(1,411,188)	(2,432,040)	(7,725,575)
Capitalized expenditures on unproven mineral properties	(635,126)	(3,581,188)	(14,280,085)
Net loss under U.S. GAAP	(2,046,314)	(6,013,228)	(22,005,660)
Loss per share under U.S. GAAP – basic and diluted	(0.03)	(0.09)	(0.50)

(ii) Mineral Properties

	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Mineral properties under Canadian GAAP	39,071,469	38,365,557	34,723,740
Capitalized expenditures on unproven mineral properties	(19,587,051)	(18,951,925)	(15,370,737)
Mineral properties under U.S. GAAP	19,484,418	19,413,632	19,353,003

(iii) Deficit

	Nov. 30,	Nov. 30,	Nov. 30,
	2009	2008	2007
	$	$	$
Deficit under Canadian GAAP	(11,707,326)	(10,296,138)	(7,864,098)
Capitalized expenditures on unproven mineral properties	(19,587,051)	(18,951,925)	(15,370,737)
Deficit under U.S. GAAP	(31,294,377)	(29,248,063)	(23,234,835)

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

We had no operating revenues during the year ended November 30, 2009, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $1,411,188 or $0.02 per share for the year ended November 30, 2009, compared to a net loss of $2,432,040, or $0.04 per share for the year ended November 30, 2008, and a net loss of $7,725,575 or $0.18 per share for the year ended November 30, 2007. Of the loss, $217,206 is from a loss on foreign exchange for which the comparative figure for 2008 is a gain of $302,950 and for 2007 is a loss of $331,560. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars (the conduct of the exploration programs on the MAN and Salt Chuck properties) so the loss results from the appreciation of the Canadian dollar during the latter part of the year.

General and administrative expenses for the year ended November 30, 2009 were $1,269,173, compared to $1,972,406 in the previous year and $4,946,798 for the year ended November 30, 2007. The decrease in expenses is primarily attributable to lower stock-based compensation costs including those attributed from option grants to officers, directors and consultants of the Company pursuant to our stock option plan. Option grants were non-cash costs aggregating $104,843 for the year ended November 30, 2009 compared to $253,569 for the year ended November 30, 2008 and $2,311,488 for the year ended November 30, 2007. In addition, accounting and audit costs decreased significantly from the prior year and legal, accounting and audit and regulatory costs decreased significantly compared to the year ended November 30, 2007 because the reverse-takeover transaction occurred in 2007 and resulted in higher professional and registration fees. The reductions in quarterly expenses from the corresponding quarters the previous year were for these same reasons.

Interest income decreased to $66,816 for the year ended November 30, 2009 compared to $301,390 for the previous year and $378,816 for the year ended November 30, 2007 due to a decrease in the cash balance and a reduction in interest rates over the years. Interest expense was $ nil for the years ended November 30, 2009 and 2008 compared to $7,830 for the year ended November 30, 2007 due to enhanced cash management processes in place and higher cash balances. Change in fair value of investments for the year ended November 30, 2009 is reported as a gain of $8,375 compared to a loss of $399,105 in the previous year and $nil for the year ended November 30, 2007. When we receive warrants as part of an option agreement with a venture partner, under Canadian GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet date. The loss resulted from changes in the fair value of the warrants received during 2008, which are recorded as investments of $10,750 at November 30, 2009 and $2,375 at November 30, 2008.

Cash used by operating activities was $1,512,680 for the year ended November 30, 2009, compared to $484,251 in the previous year, and $2,786,072 in the year ended November 30, 2007. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $nil for the year ended November 30, 2009, compared to $647,368 in the previous year and $2,659,219 in the November 30, 2007 and stock-based compensation expense of $104,843 for the year ended November 30, 2009 compared to $253,569 for the year ended November 30, 2008 and $2,385,488 for November 30, 2007, since these are both non-cash expenses. Investing activities consumed cash of $4,289,682 for the year ended November 30, 2009, compared to $4,775,586 in the previous year and $22,972,609 in the year ended November 30, 2007. For the year ended November 30, 2009, the majority of cash flows used in investing activities were for the purchase on short-term investments during 2009 compared to the year ended November 30, 2008 where the majority of the cash flows used in investing activities were for the capitalization of expenditures on mineral properties. We did not raise any cash through financing activities in the years ended November 30, 2009 and 2008. Financing activities provided cash of $38,200,924 for the year ended November 30, 2007.

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

Mineral property costs

One of the most critical areas where estimates are used is in the area of the valuation of the carrying value of our mineral property costs. Under Canadian GAAP, the costs of acquiring mineral properties are capitalized until the viability of the mineral property is determined and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General and administrative costs are expensed in the period incurred. The estimated values of mineral properties are assessed by management on a continual basis. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values. Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that would adversely affect management’s estimate of the net cash flows to be generated from the properties. At present we have no proven or probable reserves.

Exchange rates and currency risk

We maintain our accounting records using Canadian dollars as our functional currency. United States dollar transactions are converted to the functional currency as follows: at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the consolidated statement of operations. We do not hedge our currency exposure except to the extent that the activity provides a natural hedge when expected disbursements in United States funds offset expected receipts. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on our financial condition and results of operations. At November 30, 2009, we had net monetary assets denominated in United States funds of $932,490 (US$883,374). Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $140,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $140,000. We believe that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

B. Liquidity and Capital Resources

On March 15, 2007, we completed a brokered private placement of 10,000,000 subscription receipts for $0.90 each, for gross proceeds of $9,000,000. Upon completion of the amalgamation with Pure Nickel Inc., the subscription receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The agent employed for this financing received a cash commission of 7% of the gross proceeds and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of $0.90 each for a period of 18 months. These warrants expired in September 2008.

During the third quarter 2007, we completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each consisting of one common share and one half warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Company for $1.75 per share. These warrants expired in January 2009.

Currently, none of our property interests generate revenue. Our capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for services, property or other assets).

We had cash and cash equivalents, restricted cash and cash equivalents and short-term investments of $5,527,662 at November 30, 2009 compared to $7,750,559 at November 30, 2008 and $12,960,396 at November 30, 2007. Working capital was $5,351,560 at November 30, 2009 compared to $7,369,731 at November 30, 2008 and $13,182,405 at November 30, 2007. Current liabilities at November 30, 2009 consisted of accounts payable and accrued liabilities payable totaling $325,018 compared to $455,827 at November 30, 2008 and $477,076 at November 30, 2007.

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2010 exploration program may be funded by ITOCHU as part of the MAN project – as of the date of this Annual Report, February 28, 2010, this had not yet been confirmed.

During 2010 we plan to focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive. Management last carried out this review at November 30, 2009.

Management believes that the working capital on hand at November 30, 2009 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

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

F. Tabular Disclosure of Contractual Obligations

Disclosure of Contractual Obligations as at November 30, 2009

(a) We have commitments for an office lease requiring minimum payments of $4,388 per month until its expiry in 2015:

2009	$4,388
2010	55,674
2011	56,278
2012	56,278
2013	56,278
2014	56,278
2015	9,380
Total	$294,554

(b) We are conditionally committed to payments of up to $2,640,000 as at November 30, 2009 in respect of joint venture investments and mineral property development.

	Total		2 years	3 years		More than 3 years
Crowflight	$2,640,000	$	nil	$2,640,000	$	nil
Total	$2,640,000	$	nil	$2,640,000	$	nil

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

Readers are referred to the documents filed by the Company on both the SEDAR and EDGAR web sites: specifically the most recent quarterly reports, annual report and material change reports, as each may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

A. Directors and Senior Management

Information about our directors and named executive officers as of February 28, 2010 is set forth below:

Name	Position	Age	Date of first election or appointment
Named Executive Officers
David R. McPherson	Director, President and Chief Executive Officer	56	March 26, 2007
Jeffrey D. Sherman	Chief Financial Officer	54	February 6, 2008

Directors
Robert Angrisano	Director, Chair of the Board	55	February 10, 1999
Harry Blum	Director	48	March 26,2007
R. David Russell	Director	53	March 27, 2006
Constantine Salamis	Director	76	March 26,2007
W.S. (Steve) Vaughan	Director	72	March 26, 2007

A brief biography of our directors and named executive officers follows:

Mr. David McPherson was appointed President and CEO of the Company in December 2007. From October 2001 until October 2005 Mr. McPherson was a Vice-President with First Ontario Credit Union and led strategy development, product and marketing groups. Since November 2005 he has maintained his own management consultant practice. Mr. McPherson has over 25 years of financial institution experience with Canadian Imperial Bank of Commerce, a number of those years being at the executive level. He has had responsibility for large regional retail and small business banking operations. He has served in an advisory capacity to a number of community based economic development groups including Niagara Growth Fund, a regional venture capital fund based in Niagara.

Mr. Jeffrey Sherman has been the CFO of numerous public and private companies, written about 20 books, and lectured extensively on finance, treasury and governance, including as an adjunct professor at York University from 1984 to 2000, and executive development and other programs for the Institute of Chartered Accountants of Ontario since 1980. From October, 1999 to October 2003, he was Vice President and CFO at Herbert A. Watts Limited, a business services company, and was instrumental in its subsequent sale. From October 2003 to April 2005, Mr. Sherman served as CFO of VisualSonics Inc., a manufacturer of laboratory instrumentation, and from 2003 to present Mr. Sherman has been President of Anagram Services, a consulting company. He graduated with a Bachelor of Commerce from the University of Toronto, and an M.B.A. from York University, and obtained his designation as a Chartered Accountant in 1979.

Mr. Robert Angrisano became Chairman of the Board in December 2007. He was president of the Company between 2005 and March 27, 2007, and CEO of the Company from May, 2006 to March 27, 2007. He retired from Microsoft Corp. in July, 2004 after spending more than 11 years in a variety of positions including Director of Technology, Director of Business Windows and Senior Principal Technologist. Mr. Angrisano was the President, a director and a principal shareholder of M.A.N. Resources, Inc., which was acquired by Nevada Star Resource Corp. in February, 2002. Mr. Angrisano has spent 28 years in consulting and management in the high technology industry and has been involved in the mining industry since 1995. He graduated from the University of Oregon with a degree in Business Administration.

Mr. Harry Blum, managing partner of Collins Barrow Toronto LLP, Chartered Accountants, was previously a partner with the transaction advisory services group of DMCT, LLP, which merged with Collins Barrow Toronto LLP in 2008. He has over 20 years of audit, tax and advisory experience. Formerly a senior professional with Price Waterhouse, Mr. Blum joined DMCT in 1992 and was admitted to its partnership in 1995. Since that time, his practice has focused on the mid-market offering specialized transaction and financial advisory services across various industry sectors including manufacturing, financial services, technology, professional services, and consumer products. Mr. Blum previously served as President and Director of Whitmore Resource Corp. from July, 2000 to November 2004. Harry graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

Mr. David Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell has been President and Chief Executive Officer and a director of Apollo Gold since 2002. Apollo Gold is a gold mining company with operations and exploration projects in Canada, the United States, and Mexico. Mr. Russell’s past positions include: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, and Manager, Lincoln Project FMC/Meridian Gold.

Mr. Constantine Salamis, a mining engineer, has been involved in numerous mineral exploration and production companies throughout his 50 year career, including Falconbridge Nickel, Inco Ltd., SOQUEM and Manicouagan Minerals, a Canadian public company he founded in 2004. In addition to Mr. Salamis’ North American experience, overseas he has completed geological evaluation assignments for international agencies, including the World Bank and the United Nations.

Mr. W.S. (Steve) Vaughan has been a partner at the law firm Heenan Blaikie since February, 2007 and was a partner of McMillan Binch Mendelsohn from February, 2002 to January, 2007. Mr. Vaughan has participated in natural resource transactions in more than 50 countries over the past five years. He served as a director of Atomic Energy of Canada Limited from 1992 to 1998 and was Chair of its Environmental Committee. Mr. Vaughan has also served on various committees advising Canadian governments, the Ontario Securities Commission and Toronto Stock Exchange on issues such as mineral policy, mineral strategy, mining finance, mining taxation, seed capital, junior resource policies, over-the-counter trading and nuclear issues. Mr. Vaughan is a director and member of the Securities Committee of the Prospectors and Developers Association of Canada. He is a former director of the Toronto Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and a past member of the Joint Toronto Stock Exchange Ontario Securities Commission Mining Standards Task Force. Mr. Vaughan has a Bachelor of Science and Master of Science Degree in Geology as well as a law degree and has worked in, or been closely associated with all facets of the mineral exploration, mine finance and securities industries since 1955.

B. Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of our compensation programs.

The objectives of our compensation program are to retain and motivate qualified executive officers who will drive our success while promoting an alignment of interests between the executive officers and the shareholders. Compensation consists of three elements: base salary, short-term incentive bonus, and stock options. The Compensation Committee reviews annually each component and appropriate competitive factors, and makes recommendations based upon performance.

Base salaries: The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining and attracting qualified employees. The base salary of each executive is determined based upon survey data and other competitive information, number of years’ experience, and comparison to other base salaries paid in similar situations.

Short-term incentive bonus: In addition to establishing competitive base salaries and stock option incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of a short-term incentive bonus. Target bonus awards range up to 50% of base salary for the achievement of specific operational objectives. Due to the nature of certain of the goals, as at November 30, 2009, they were still in process, so no bonuses were paid during 2009.

Stock options: The number of stock options granted is reviewed at each grant date to provide medium-term incentives. Options granted to directors who are not employees vest immediately and expire after three years. The terms and conditions of options granted to executives and other employees are reviewed for each grant at the time that it is made. Further information is present on our stock option plans below.

Board of Directors

The following table shows the compensation received by each director, other than the director who served as an officer during the fiscal year, for the year ended November 30, 2009.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Robert Angrisano	3,000	-	4,639	-	-	2,942	10,581
Harry Blum	7,500	-	4,639	-	-	-	12,139
R. David Russell	6,000	-	4,639	-	-	-	10,639
Constantine Salamis	3,000	-	4,639	-	-	-	7,639
W.S. (Steve) Vaughan	2,800	-	4,639	-	-	-	7,439

During the year ended November 30, 2009, members of the Board of Directors, other than directors who are employees of the Company, received director fees in accordance with the following standard arrangements:

Fee per Board or Committee Meeting attended	$600
Fee per Committee Meeting attended for Chair of the Committee	$750

The following table provides a summary of the options outstanding and the exercise price of the options granted to the Company’s directors as of November 30, 2009.

Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)
Robert Angrisano	100,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
Harry Blum	100,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
R. David Russell	200,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
Constantine Salamis	100,000	0.79	September 18, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
W.S. Vaughan	100,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500

Closing share price at November 30, 2009 was $0.14.

Executive Compensation

There were two Named Executive Officers of the Company during the year ended November 30, 2009: David McPherson, President and CEO, and Jeffrey Sherman, CFO. “Named Executive Officer” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Summary Executive Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)	Total ($)
					($)
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)	(i)
					Annual Incentive Plans	Long- term Incentive Plans
					(f1)	(f2)
David McPherson President and Chief Executive Officer	2009	240,000	-	16,966	-	-	-	18,000	274,966
Jeffrey Sherman Chief Financial Officer	2009	67,000	-	1,060	-	-	-	-	68,060

____________________________
Notes:
    (1)     The fair value of the stock options granted, estimated using the Black-Scholes fair value option pricing model at the date of each grant.

Executive Incentive Plan Awards Outstanding Option-Based Awards

Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)
David McPherson	100,000	0.90	March 27, 2010	-
	250,000	0.26	April 21, 2011	-
	400,000	0.06	December 17, 2011	16,000	(1)
Jeffrey Sherman	100,000	0.31	February 5, 2011	-
	25,000	0.06	December 17, 2011	2,000
(1)	Of the 400,000 options issued to David McPherson at an exercise price of $0.06, only 200,000 were exercisable at November 30, 2009.

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

See Item 6.E - “Share Ownership of Director and Officers,” – below, for a table setting out the stock options currently held by our directors and officers.

C. Board Practices

Each director is currently serving a one-year term. Directors hold office until the next annual meeting of shareholders, and until his successor has been elected and qualified.

Audit Committee

We have an Audit Committee that appoints the independent auditor to be engaged by the Company and reviews with the independent auditor the scope and results of the audits, our internal accounting controls, and the professional services furnished by the independent auditors. The members of the Audit Committee are Harry Blum (Chair) and R. David Russell. David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Company. The Board is currently seeking a third member for its Audit Committee. All current members of the Audit Committee meet the independence criteria set out in Multilateral Instrument 52-110 – Audit Committees (“52-110”), and the Corporate Governance Guidelines and the Audit Committee performs the role described in section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The responsibilities and operation of the Audit Committee are set out in the charter of the Audit Committee, the complete text of which is set forth below:

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

Compensation Committee

The Company’s Compensation Committee is currently comprised of two independent directors. The current members of the Compensation Committee are Harry Blum (Chair) and R. David Russell. David McPherson resigned from the committee on December 20, 2007 when he became CEO and President of the Company. The Committee is intended to have three members, and the Board expects to appoint a third member to the Compensation Committee in due course. The responsibilities and operation of the Compensation Committee are set out in the Compensation Committee Mandate, the text of which is set forth below:

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

Committee Authority and Responsibilities

8. The Committee shall have the power and authority to perform the following duties and fulfill the following responsibilities:

(i)	Review the compensation practices and policies of the Company to ensure that they are competitive and that they provide appropriate motivation for corporate performance and increased shareholder value and make recommendations to the Board regarding same.

(ii)	Oversee the administration of the Companies compensation programs, including incentive compensation plans and equity-based plans, and the nature of the compensation provided under such programs to ensure that all management compensation programs are linked to meaningful and measurable performance targets.

(iii)	Make recommendations to the Board regarding the adoption, amendment or termination of compensation programs and the formal approval of the adoption, amendment and termination of compensation programs of the Company, including for greater certainty, ensuring that if any equity-based compensation plan is subject to shareholder approval, that such approval is sought.

(iv)	Establish and evaluate the appropriateness of performance goals for performance-based compensation and make recommendations to the Board regarding same.

(v)	Periodically survey the executive compensation practices of other comparable companies and report back to the Board.

(vi)	Annually review and make recommendations to the Board regarding retainers and fees paid to members of the Board;

(vii)	Annually review and make recommendations to the Board regarding the annual base salary and bonus targets for the senior executives of the Company.

(viii)	Review and make recommendations to the Board regarding annual corporate goals and objectives for the Chief Executive Officer (the “CEO,”) evaluate the CEO’s performance against such goals and objectives and report its findings and conclusions to the Board.

(ix)	Annually review and make such recommendations to the Board, as are appropriate based on its review, regarding the CEO’s annual base salary, the CEO’s bonus and any stock option grants and other awards to the CEO under the Companies compensation programs. In evaluating the CEO’s compensation, the Committee will consider the Corporation’s performance and relative shareholder return, the compensation of CEOs at other companies, and the CEO’s compensation in past years.

(x)	Annually review and make recommendations to the Board regarding the Companies director’s and officer’s liability insurance policies.

(xi)	Review and recommend to the Board for approval the annual report on executive compensation required to be prepared under applicable corporate and securities legislation, regulation and rules including the disclosure concerning members of the Committee and settle the reports required to be made by the Committee in any document required to be filed with a regulatory authority and/or distributed to shareholders.

(xii)	Determine and recommend to the Board for approval the award to employees of stock options under the Company’s stock option plan.

(xiii)	Annually review and make such recommendations to the Board, as are appropriate, the Corporation’s key human resources policies and programs.

(xiv)	At the request of the Board, investigate and report on such other matters as it considers necessary or appropriate in the circumstances.

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

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors. The current members of the Corporate Governance and Nominating Committee are Harry Blum (Chair) and R. David Russell. The Board expects to appoint a third member shortly. The responsibilities and operation of the Corporate Governance and Nominating Committee are set out in the Corporate Governance and Nominating Committee Mandate, the text of which is set forth below:

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

Miscellaneous Internal Governance Charters

On September 18, 2008, our Board of Directors adopted: (i) an Insider Trading Policy, (ii) a Financial Management Code of Conduct, (iii) a Health and Safety Policy, (iv) an Environmental Policy, and (v) a Communication and Disclosure policy, copies of which can be found on our website at www.purenickel.com/s/Governance.asp.

D. Employees

As at November 30, 2009, we employed five people, three on a full-time and two on a part-time basis, and retained four individuals under contracts for service. In addition, we engage numerous outside contractors on a fee-for-service basis for conducting exploration activities.

E. Share Ownership

The following table shows the shareholdings of the Directors and Senior Management as of February 28, 2010.

1. Common Shares Owned by Officers and Directors

Table No. 7: Shareholdings of Directors and Senior Management, as of February 28, 2010

	Number of common	Percentage of common shares
Director or Officer	shares owned(1)	outstanding at February 28, 2010(1)(2)

Robert Angrisano	2,776,479(3)	3.94%
Harry Blum	401,200(4)	0.59%
David McPherson	765,000(5)	1.12%
David Russell	450,000(6)	0.66%
Constantine Salamis	300,000(7)	0.44%
W.S. (Steve) Vaughan	300,000(8)	0.44%
Jeffrey Sherman	300,000(9)	0.44%

(1)	Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of February 28, 2010, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(2)	Percentages are based on 67,765,559 Common Shares issued and outstanding as of February 28, 2010 unless otherwise noted.
(3)	Includes 300,000 Common Shares Robert Angrisano has the right to acquire pursuant to outstanding stock options.
(4)	Includes 300,000 Common Shares Harry Blum has the right to acquire pursuant to outstanding stock options.
(5)	Includes 650,000 Common Shares David McPherson has the right to acquire pursuant to outstanding stock options.
(6)	Includes 400,000 Common Shares David Russell has the right to acquire pursuant to outstanding stock options.
(7)	Includes 300,000 Common Shares Constantine Salamis has the right to acquire pursuant to outstanding stock options.
(8)	Includes 300,000 Common Shares Steve Vaughan has the right to acquire pursuant to outstanding stock options.
(9)	Includes 125,000 Common Shares Jeffrey Sherman has the right to acquire pursuant to outstanding stock options.

Table No. 8: Stock Options held by directors and officers, outstanding as of February 28, 2010.

	Number of	Exercise
	Common	Price
Director or Officer	Shares	($)	Expiry Date
R. David Russell	200,000	$0.90	March 27, 2010
R. David Russell	100,000	$0.26	April 21, 2011
R. David Russell	100,000	$0.065	March 31, 2012
Robert Angrisano	100,000	$0.90	March 27, 2010
Robert Angrisano	100,000	$0.26	April 21, 2011
Robert Angrisano	100,000	$0.065	March 31, 2012
Steve Vaughan	100,000	$0.90	March 27, 2010
Steve Vaughan	100,000	$0.26	April 21, 2011
Steve Vaughan	100,000	$0.065	March 31, 2012
David McPherson	100,000	$0.90	March 27, 2010
David McPherson	250,000	$0.26	April 21, 2011
David McPherson	400,000	$0.06	December 17, 2011
Harry Blum	100,000	$0.90	March 27, 2010
Harry Blum	100,000	$0.26	April 21, 2011
Harry Blum	100,000	$0.065	March 31, 2012
Constantine Salamis	100,000	$0.79	September 18, 2010
Constantine Salamis	100,000	$0.26	April 21, 2011
Constantine Salamis	100,000	$0.065	March 31, 2012
Jeffrey Sherman	100,000	$0.31	February 5, 2011
Jeffrey Sherman	25,000	$0.06	December 17, 2011

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

There are 67,765,559 issued and outstanding shares of our common stock as of the date of the filing of this Annual Report. As of the date of the filing of this Annual Report, to our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock owned by our major shareholder have identical voting rights as those owned by our other shareholders.

Name	Number of shares	Percentage
Everest Capital Global Fund LP	5,900,000	8.71%

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 28, 2010:

Location	Number of registered	Number of shares
	shareholders
Canada	19	41,385,181
United States	109	20,480,378
Other	1	5,900,000
Total	129	67,765,559

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located. Note that many shareholders hold shares in street name through their brokerage accounts, consequently the number of beneficial shareholders is considerably greater than the number of registered shareholders shown above.

B. Related Party Transactions

During the year ended November 30, 2009, we entered into the following transactions with related parties:

(a)  We paid a legal firm, of which a Mr. S. Vaughan, a director, was a principal during the year ended November 30, 2009, $42,960 (previous year, $255,666) for legal services.

(b)  We paid a director $2,942 for consulting services, which were pre-approved by the board. In the previous year, amounts paid to directors and companies controlled by directors totaled $79,037. A director, Mr. Robert Angrisano, is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director, Mr. Constantine Salamis, is the founder and a significant shareholder of Manicouagan Minerals Inc., which holds an option on one of our properties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

C. Interests of Experts and Counsel

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Annual Report.

On June 15, 2009 the Company (through a subsidiary) filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement (see Note 7(a)). On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009, the Company filed a response to the counterclaim. Management believes that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the consolidated financial statements.

We are not aware of any legal claim known to be contemplated by any governmental authorities.

We have never paid a dividend and it is unlikely that we will declare or pay a dividend in the future.

B. Significant Changes

Reference is made to Item 17 Financial Statements, specifically Note 19 of the November 30, 2009 financial statements, for a description of the differences between Canadian GAAP and U.S. GAAP.

ITEM 9.	Offer and Listing Details

A. Price History

TSX and TSXV (Canadian dollars)

	High	Low
Month and Year	$	$
Fiscal year ended November 30, 2009	0.28	0.04
Fiscal year ended November 30, 2008	0.65	0.025
Fiscal year ended November 30, 2007	1.60	0.49
Fiscal year ended November 30, 2006	0.38	0.12
Fiscal year ended November 30, 2005	0.58	0.265
Quarter ended November 30, 2009	0.20	0.115
Quarter ended August 31, 2009	0.28	0.165
Quarter ended May 31, 2009	0.26	0.055
Quarter ended February 28, 2009	0.085	0.04
Quarter ended November 30, 2008	0.14	0.025
Quarter ended August 31, 2008	0.34	0.12
Quarter ended May 31, 2008	0.40	0.20
Quarter ended February 28, 2008	0.65	0.26
November 2009	0.15	0.115
October 2009	0.20	0.115
September 2009	0.20	0.16
August 2009	0.225	0.175
July 2009	0.23	0.165
June 2009	0.28	0.17

NASD OTCBB (US dollars)

	High	Low
Month and Year	$	$
Fiscal year ended November 30, 2009	0.30	0.03
Fiscal year ended November 30, 2008	0.633	0.02
Fiscal year ended November 30, 2007	1.52	0.48
Fiscal year ended November 30, 2006	0.345	0.104
Fiscal year ended November 30, 2005	0.48	0.21
Quarter ended November 30, 2009	0.20	0.11
Quarter ended August 31, 2009	0.30	0.132
Quarter ended May 31, 2009	0.30	0.041
Quarter ended February 28, 2009	0.09	0.03
Quarter ended November 30, 2008	0.13	0.02
Quarter ended August 31, 2008	0.35	0.109
Quarter ended May 31, 2008	0.41	0.221
Quarter ended February 28, 2008	0.633	0.28
November 2009	0.18	0.113
October 2009	0.181	0.11
September 2009	0.20	0.136
August 2009	0.201	0.163
July 2009	0.24	0.132
June 2009	0.30	0.155

Common Share Price History and Trading Information

Our common shares are listed on the Over the Counter Bulletin Board (the “OTCBB”) under the stock symbol “PNCKF”. In Canada, our common shares are currently listed for trading on the TSX under the symbol “NIC.” Prior to August 14, 2007, they were listed on the TSX-V under the stock symbol “NIC.” The TSX-V (prior to August 14, 2007), the TSX (as of August 14, 2007) and the OTCBB are the only exchanges on which the common shares are traded. The tables set out above present the high and low sale prices for the common shares for the five most recent financial years, the two most recent financial years by quarter end and the most recent six months for each of the TSX, TSX-V and OTCBB.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Common Shares

Our authorized share capital consists of an unlimited number of common shares without par value carrying one vote per share. As at February 28, 2010, there were 67,765,559 common shares issued and outstanding. The following summary of certain terms of our common shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Company articles of amalgamation and by-laws and applicable law. Copies of our articles of amalgamation and by-laws are attached as Exhibits 1.1, 1.2, and 1.3 to our Annual Report on Form 20-F filed with the SEC on May 21, 2008 and is incorporated by reference herein.

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

Common Shares. Holders of common shares will be entitled to receive notice of and to attend all annual and special meetings of shareholders and to one vote in respect of each common share held at all such meetings. Holders of common shares are entitled to receive dividends if, as and when declared by the Board of Directors in such amounts and payable in such manner as the Board of Directors may from time to time determine. In the event of our liquidation, dissolution or winding up or other distribution of assets among our shareholders for the purpose of winding up our affairs, holders of common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate rateably in the distribution.

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

Electronic Meetings and Delivery of Documents. The new by-laws permit the holding of electronic meetings of our Board of Directors and shareholders and contemplate delivery of documents in electronic format, subject to compliance with applicable law.

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

There are no limitations under the laws of Canada, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act, as described below.

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

E. Taxation

E.(i). Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a “Holder”) who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not, and is not deemed to be, resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a Business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on Business in Canada and elsewhere.

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

We have not conducted any investigation as to whether we are a PFIC. We can provide no assurance that we are not and have not been nor that we will not become in the future a PFIC, nor can we provide any assurance that we will have timely knowledge or notify U.S. holders of our PFIC status in the future.

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

F. Dividends and Paying Agents

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

G. Statements by Experts

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

H. Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours at our offices at Suite 900, 95 Wellington Street West, Toronto, Ontario, Canada M5J 2N7. Our telephone number is (416) 644.0066.

I. Subsidiary Information

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. We do not have any activities related to derivative financial instruments or derivative commodity instruments.

The mining and minerals exploration industry is exposed to a variety of risks including the uncertainty of developing a project to the point where an ore body is indicated or likely. We mitigate these risks to the extent we are able by:

•	utilizing competent, professional consultants as support teams to company staff;
•	performing careful and thorough geophysical, geological and engineering analyses of each prospect;
•	focusing on a limited number of core properties.

Market risk for our company is the possibility that a change in the price for a mineral subject to one of our exploration programs, foreign currency exchange rates, or interest rates will cause the value of our common stock, and other securities we may choose to issue, to decrease and therefore it will become more difficult for us to raise financing for our further exploration efforts. Ultimately, this could impact the potential of any given exploration project. Because of these potential impacts, we are exposed to commodity price risks, credit risk and foreign currency exchange rate risks.

Commodity Price Risk

As discussed above, our capital resources may be indirectly dependent upon, or correlated to, the prevailing market prices of the minerals subject to our exploration efforts. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control.

Credit Risk

We do not currently engage in any activities that subject us to credit risk.

ITEM 12.	Description of Securities other than Equity Securities

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15T.	Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures. Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective.

(b)	Management’s Annual Report on Internal Control over Financial Reporting. The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of November 30, 2009. Based on its assessment, management believes that, as of November 30, 2009, the Company’s internal control over financial reporting is effective.

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

ITEM 16A:	Audit Committee Financial Expert

The Company’s Audit Committee is independent and all members are considered financially literate under Canadian regulatory standards. The Audit Committee is composed of Harry Blum and Dave Russell. The Company has designated Harry Blum as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act.

ITEM 16B:	Code of Ethics

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

ITEM 16C:	Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

	Year ended	Year ended
	November 30, 2009	November 30, 2008
Audit fees	$32,000	$35,000
Audit-related fees	—	—
Tax fees	—	$2,500
All other fees	$7,500	—
Total	$39,500	$37,500

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

ITEM 16D:	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F:	Change in Registrant’s Certifying Accountant.

None.

ITEM 16G:	Corporate Governance

Not applicable.

PART III

ITEM 17.	Financial Statements

Our audited consolidated financial statements prepared by our management and approved by the Audit Committee include, starting on page F-1: Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2008, and 2009, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the years then ended, reported upon by SF Partnership, LLP, Chartered Accountants. Also included are Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2007, and 2008, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the years then ended respectively, also reported upon by SF Partnership, LLP, Chartered Accountants. These statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. See the notes to the respective consolidated financial statements.

ITEM 18.	Financial Statements

See Item 17. Financial Statements.

ITEM 19.	Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1.1	Certificate and Memorandum of Incorporation (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
1.2	Articles of continuance (incorporated by reference from our Form 6-K filed with the SEC March 6, 2009).
1.3	By-Law No. 1 of Pure Nickel Inc. (incorporated by reference from our Form 6-K filed with the SEC March 6, 2009).
4.1	Amalgamation Agreement by and among Nevada Star Resource Corp., 6658482 Canada Inc. and Pure Nickel Inc., dated as of December 14, 2006 (incorporated by reference from our Form 6-K filed with the SEC August 16, 2007.)
4.2	Share Option Plan approved by the shareholders of Pure Nickel Inc. March 30, 2007 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
4.3	Share option plan approved by the shareholders of Pure Nickel Inc. May 13, 2008 (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
6.1	Employment agreement dated May 13, 2008 with Mr. David McPherson, CEO (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
6.2	Employment agreement dated January 10, 2008 with Mr. Jeffrey Sherman, CFO (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
8.1	List of subsidiaries of Pure Nickel Inc. with jurisdiction of incorporation and trade name information (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
11.1	Code of Ethics (incorporated by reference from our Annual Report on Form 20-F filed with the SEC April 23, 2009.
12.1	Certification of the Principal Executive Officer under the Sarbanes-Oxley Act.*
12.2	Certification of the Principal Financial Officer under the Sarbanes-Oxley Act.*
13.1	Certification under Section 1350 of Chapter 63 of Title 18 of the United States Code.*
15.1	Audit Committee Charter (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.2	Compensation Committee Mandate (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.3	Corporate Governance and Nominating Committee Charter (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.4	Corporate Governance Mandate (incorporated by reference from our Annual Report on Form 20-F filed with the SEC May 21, 2008).
15.5	Consent of SF Partnership, LLP*

* Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 1, 2010

By: /s/ David R. McPherson
David R. McPherson, Chief Executive Officer
Pure Nickel Inc.

PURE NICKEL INC.
ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2009

AUDITORS' REPORT

To the Shareholders of
Pure Nickel Inc.

We have audited the consolidated balance sheets of Pure Nickel Inc. (the "Company") as at November 30, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended  in accordance with Canadian generally accepted accounting principles.

/s/ SF Partnership, LLP

Toronto, Canada	LICENSED PUBLIC ACCOUNTANTS
January 29, 2010

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
November 30, 2009 and 2008

	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$1,898,197	$7,700,559
Restricted cash and cash equivalents (Note 4)	86,946	–
Short-term investments (Note 5)	3,542,519	50,000
Amounts receivable	116,213	32,015
Prepaid expenses and deposits	32,703	42,984
	5,676,578	7,825,558
Fixed assets (Note 6)	14,808	17,269
Mineral properties (Note 7)	39,071,469	38,365,557
Investments	10,750	2,375
	$44,773,605	$46,210,759

LIABILITIES AND SHAREHOLDERS‘ EQUITY

Current liabilities:
Accounts payable	$149,860	$158,722
Accrued liabilities	175,158	297,105
	325,018	455,827

Shareholders’ equity:
Share capital (Note 8)	44,435,120	44,435,120
Contributed surplus (Note 9)	11,720,793	11,615,950
Deficit	(11,707,326)	(10,296,138)
	44,448,587	45,754,932
	$44,773,605	$46,210,759

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the board of directors:

“David R McPherson”	“Harry Blum”
David R. McPherson, Director	Harry Blum, Director

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
Years ended November 30, 2009 and 2008

	2009	2008
Revenues	$–	$–
Expenses:
Administration and general	1,269,173	1,972,406
Loss before other income (expenses)	(1,269,173)	(1,972,406)
Other income (expenses):
Foreign exchange gain (loss)	(217,206)	302,950
Interest income	66,816	301,390
Impairment of fixed assets	–	(17,501)
Impairment of mineral properties (Note 7)	–	(647,368)
Change in fair value of investments	8,375	(399,105)
	(142,015)	(459,634)
Net loss and comprehensive loss for the year	(1,411,188)	(2,432,040)
Deficit, beginning of year	(10,296,138)	(7,864,098)
Deficit, end of year	$(11,707,326)	$(10,296,138)
Loss per share – basic and diluted	$(0.02)	$(0.04)
Weighted average number of shares	67,765,559	67,765,559

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended November 30, 2009 and 2008

	2009	2008
Operating activities:
Net loss for the year	$(1,411,188)	$(2,432,040)
Items not affecting cash:
Depreciation	6,766	27,409
Impairment of fixed assets	–	17,501
Impairment of mineral properties	–	647,368
Change in fair value of investments	(8,375)	399,105
Stock-based compensation	104,843	253,569
	(1,307,954)	(1,087,088)
Changes in non-cash working capital items:
Amounts receivable	(84,198)	345,637
Prepaid expenses and deposits	10,281	278,449
Accounts payable	(8,862)	(186,795)
Accrued liabilities	(121,947)	165,546
Total cash flows used in operating activities	(1,512,680)	(484,251)
Investing activities:
Capitalized mineral property expenditures, net of recoveries	(705,912)	(4,690,665)
Purchase of short-term investments	(3,492,519)	(50,000)
Changes in restricted cash and cash equivalents	(86,946)	–
Acquisition of fixed assets	(4,305)	(34,921)

Total cash flows used in investing activities	(4,289,682)	(4,775,586)

Total cash flows provided by financing activities	–	–
Decrease in cash and cash equivalents during the year	(5,802,362)	(5,259,837)
Cash and cash equivalents, beginning of year	7,700,559	12,960,396
Cash and cash equivalents, end of year	$1,898,197	$7,700,559
Cash and cash equivalents consist of:
Cash	$1,898,197	$5,703,031
Term deposits	–	1,997,528

	$1,898,197	$7,700,559

Supplementary cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

1.	NATURE OF OPERATIONS

Pure Nickel Inc. (the “Company”) was incorporated under the laws of British Columbia, Canada, and subsequently continued under the Canada Business Corporations Act.

The Company is in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. The Company has not yet determined whether its mineral properties contain economically recoverable reserves. The recoverability of the amounts shown for mineral properties is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to enter into joint ventures or obtain financing to successfully complete their development, and upon future profitable production.

2.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They are expressed in Canadian dollars and include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

	(b)	Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the estimated useful lives of fixed assets, the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets and the valuation of asset retirement obligations and stock-based compensation. Actual results could differ from these estimates.

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
Years ended November 30, 2009 and 2008

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

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result would be anti-dilutive.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	(k)	Stock-based compensation

The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan at fair value. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

	(l)	Asset retirement obligations

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mineral properties. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred and the corresponding asset retirement cost is added to the carrying amount of the related asset. The cost is amortized over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at November 30, 2009 and 2008, the Company had not incurred any asset retirement obligations related to the exploration of its mineral properties.

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

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

	(a)	General Standards of Financial Statement Presentation

In June 2007, the CICA issued amended section 1400 – General Standards of Financial Statement Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has adopted the standard effective December 1, 2008. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

	(b)	Financial Instruments – Disclosures

In June 2009, the CICA issued amendments to CICA Handbook Section 3862 – Financial Instruments – Disclosures. Section 3862 amendments include enhanced disclosures related to the fair value of financial instruments and the liquidity risk associated with financial instruments. The amendments will be effective for annual financial statements for fiscal years ending after September 30, 2009. The Company has adopted the standard effective December 1, 2008. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

	(c)	Accounting Changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes. Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments are effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of IFRS is not expected to qualify as an accounting change under CICA 1506.

	(d)	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued EIC-174 – Mining Exploration Costs. In this EIC the Committee provided additional guidance for an enterprise that has initially capitalized exploration costs and has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has adopted EIC-174 in these financial statements. The adoption of this EIC has not had a significant impact on the Company’s consolidated financial statements.

	(e)	Credit Risk and Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee issued EIC-173 – Credit Risk and Fair Value of Financial Assets and Financial Liabilities. In this EIC the Committee determined that the credit risk specific to the entity and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The Company has adopted EIC-173 in these financial statements. The adoption of this EIC has not had a significant impact on the Company’s consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

(f)	International Financial Reporting Standards

The Company will be required to adopt International Financial Reporting Standards (IFRS) in the fiscal quarter ended February 29, 2012. The conversion to IFRS will affect the Company’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

The Company’s conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. The Company is currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

(g)	Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 –

Consolidated Financial Statements and 1602 – Non-Controlling Interests which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. These sections are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning December 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

4.	RESTRICTED CASH AND CASH EQUIVALENTS

Restricted cash and cash equivalents include funds invested in guaranteed investment certificates with maturities of less than three months as security for corporate credit cards. The funds securing the corporate credit cards are restricted and cannot be withdrawn while the credit cards are outstanding.

5.	SHORT-TERM INVESTMENTS

Short-term investments represent funds invested in guaranteed investment certificates placed with a Schedule I bank.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

6.	FIXED ASSETS

		Accumulated	Net book
November 30, 2009	Cost	depreciation	value
Office equipment	$3,866	$1,124	$2,742
Computer hardware	15,816	5,032	10,784
Computer software	35,364	34,082	1,282
	$55,046	$40,238	$14,808

		Accumulated	Net book
November 30, 2008	Cost	depreciation	value
Office equipment	$3,866	$500	$3,366
Computer hardware	11,511	1,661	9,850
Computer software	35,364	31,311	4,053
	$50,741	$33,472	$17,269

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

7.	MINERAL PROPERTIES

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Year ended	beginning	net of	Impairment	warrants	end
November 30, 2009	of year	recoveries		received	of year
Copper King Milford (a)	$3,800,629	$–	$–	$–	$3,800,629
MAN Project (b)	8,784,434	391,842	–	–	9,176,276
Salt Chuck (c)	199,512	24,813	–	–	224,325
Fond du Lac (d)	4,325,182	7,974	–	–	4,333,156
William Lake (e(i))	20,537,382	72,016	–	–	20,609,398
Forgues and HPM (e(ii))	(75,124)	(20,568)	–	–	(95,692)
Manibridge (e(iii))	429,612	1,650	–	–	431,262
Raglan (e(iv))	351,392	214,747	–	–	566,139
Harp Lake(e(v))	–	12,804	–	–	12,804
Rainbow (e(vi))	12,538	634	–	–	13,172

	$38,365,557	$705,912	$–	$–	$39,071,469

		Expenditures		Value
	Balance,	capitalized,		ascribed to	Balance,
Year ended	beginning	net of	Impairment	warrants	end
November 30, 2008	of year	recoveries		received	of year
Copper King Milford (a)	$3,800,629	$–	$–	$–	$3,800,629
MAN Project (b)	8,386,385	398,049	–	–	8,784,434
Salt Chuck (c)	164,228	35,284	–	–	199,512
Fond du Lac (d)	4,347,657	(22,475)	–	–	4,325,182
Thompson	602,911	38,033	(640,944)	–	–
William Lake (e(i))	17,445,139	3,463,323	–	(371,080)	20,537,382
Forgues and HPM (e(ii))	(30,000)	(14,724)	–	(30,400)	(75,124)
Manibridge (e(iii))	2,550	427,062	–	–	429,612
Raglan (e(iv))	–	351,392	–	–	351,392
East Hudson	4,241	2,183	(6,424)	–	–
Rainbow (e(vi))	–	12,538	–	–	12,538
	$34,723,740	$4,690,665	$(647,368)	$(401,480)	$38,365,557

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(a) Copper King, Milford, Utah, United States

The Copper King, Milford properties are operated by Copper King Mining Corporation (also referred to as Western Utah Copper Company – “WUCC”). The Company has an agreement with WUCC to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a net profits interest on copper production from certain claims (held by a group of private investors that include a current director of the Corporation– see Note 14) which will not exceed US$1.2 million ($1.3 million) in the aggregate. Also see Note 18 – Contingencies.

(b) MAN Property, Alaska, United States

The 72,519 hectare (179,200 acre) MAN Property is located 400 km southeast of Fairbanks, Alaska. During the year ended November 30, 2008 the Company entered into an agreement with Itochu Corporation under which it agreed to reimburse the Company for exploration expenses incurred at MAN to a maximum of US$6.5 million (recorded as $7.6 million) for 2008 and 2009, almost all of which had been received before November 30, 2009. Exploration expenses capitalized are recorded net of the reimbursement received or receivable. Under the agreement, Itochu has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $42 million) and meeting certain other conditions, by 2013.

(c) Salt Chuck, Alaska, United States

The Salt Chuck property consists of mining claims covering approximately 250 hectares (620 acres) near the historic Salt Chuck mine on Prince of Wales Island, Alaska.

(d) Fond du Lac Project (formerly known as Axis Lake Project), Saskatchewan, Canada

Fond du Lac is located in northern Saskatchewan and comprises six contiguous claims covering 19,713 hectares on the northern edge of the Athabaska Basin. In 2007, the Company agreed with Red Dragon Resource Corp. to acquire 100% ownership of the project by paying $100,000 and issuing 1,000,000 common shares to Red Dragon.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

7.	MINERAL PROPERTIES (continued)

(e) Former Xstrata properties

In 2007, the Company purchased the property rights for the properties listed below from Xstrata Nickel, a division of Falconbridge Limited, subject to a 2% net smelter return royalty. In addition, Xstrata has a one-time right to repurchase a 50% working interest in any one of the properties if certain conditions are met. Xstrata also has the right to purchase 100% of the ore produced at market prices.

(i) William Lake, Manitoba, Canada

The William Lake property is located in central Manitoba. During 2008, the Company entered into an option agreement with Rockcliff Resources Inc. under which Rockcliff may earn up to a 70% interest in the Tower property located within the William Lake property area.

(ii) Forgues and HPM, Quebec, Canada

In 2007, the Company granted Manicouagan Minerals Inc. an option to earn up to a 70% interest in 39 mining claims comprising the Forgues and HPM property in Quebec. In November 2009 Manicouagan had made the required option payments and exploration expenditures to earn a 50% interest in the property. Manicouagan has elected not to exercise its option to earn an additional 20% in the property; a formal 50-50 joint venture agreement is currently in process. This is a related party transaction as a director of the Company is the founder and a significant shareholder of Manicouagan (Note 14).

(iii) Manibridge, Manitoba, Canada

The Manibridge property is located in Manitoba, 28 km. southwest of Thompson. The Company has a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each party must contribute properties as well as $3 million each, over a four year period to fund preliminary exploration activities. The Company also has an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area subject to meeting certain expenditure requirements.

(iv) Raglan, Quebec, Canada

During 2008 the Company commissioned a VersatileTime-Domain Electro-Magnetic (VTEM) aerial survey of the SR1 claims in the Raglan mining district. In July 2009, a helicopter-supported team field- checked anomalies and anomaly trends identified by the VTEM. Also, during 2008 the Company entered into an agreement with Minergy Limited under which it granted Minergy an option to earn an interest of up to 70% in 393 mining claims comprising the Nuvilik and POV properties, also in the Raglan mining district.

(v) Harp Lake, Labrador, Canada

The Harp Lake property is located in central Labrador and consists of mining claims covering approximately 475 hectares.

(vi) Rainbow, Nunavut, Canada

The Rainbow property is located in a remote region of Nunavut and consists of mining claims covering approximately 3,472 hectares.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

8.	SHARE CAPITAL

	(a)	Share capital

Share capital consists of unlimited authorized common shares without par value. 67,765,559 common shares are issued and outstanding (2008 – 67,765,559).

	(b)	Stock options

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

Stock option activity since November 30, 2007 is presented below:

		Weighted
		average
	Number of	exercise
	shares	price $
Outstanding, November 30, 2007	3,650,000	0.99
Granted	1,075,000	0.26
Forfeited	(300,000)	0.79
Expired	(250,000)	0.90
Outstanding, November 30, 2008	4,175,000	0.83
Granted	1,485,000	0.09
Expired	(1,200,000)	0.88
Outstanding, November 30, 2009	4,460,000	0.56

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

8.	SHARE CAPITAL (continued)

The following stock options are outstanding and exercisable at November 30, 2009:

	Options outstanding			Options exercisable
		Weighted
		average			Weighted
Exercise		remaining	Exercise		average
price	Number of	contractual life	price	Number of	exercise
$	shares	in years	$	shares	price $
0.06	785,000	2.0	0.06	410,000	0.06
0.065	500,000	2.3	0.065	500,000	0.065
0.26	975,000	1.4	0.26	900,000	0.26
0.265	200,000	2.5	0.265	200,000	0.265
0.31	100,000	1.2	0.31	100,000	0.31
0.79	100,000	0.8	0.79	100,000	0.79
0.90	975,000	0.3	0.90	975,000	0.90
1.07	100,000	0.9	1.07	100,000	1.07
1.30	250,000	0.5	1.30	250,000	1.30
1.45	100,000	0.5	1.45	100,000	1.45
1.50	250,000	0.5	1.50	250,000	1.50
1.55	125,000	0.5	1.55	125,000	1.55
	4,460,000	1.3	0.56	4,010,000	0.62

Stock options outstanding at November 30, 2009 expire from March 27, 2010 to June 17, 2012.

(c)	Warrants

Outstanding warrants are presented below:

		Weighted
		average
	Number	exercise
	of shares	price $
Outstanding, November 30, 2007	20,000,004	1.66
Expired	(5,000,003)	1.20
Outstanding, November 30, 2008	15,000,001	1.82
Expired	(11,000,001)	1.75
Outstanding, November 30, 2009	4,000,000	2.00

Outstanding warrants expire May 11, 2010.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

8.	SHARE CAPITAL (continued)

(d)	Agent Unit Warrants

		Weighted
		average
	Number of	exercise
	units	price $
Outstanding, November 30, 2008 and 2007	629,370	1.25
Expired, January 9, 2009	(629,370)	1.25
Outstanding, November 30, 2009	–	–

9.	CONTRIBUTED SURPLUS

	Year ended	Year ended
	November 30,	November 30,
	2009	2008
Balance, beginning of year	$11,615,950	$11,362,381
Stock-based compensation expense	104,843	253,569
Balance, end of year	$11,720,793	$11,615,950

10.	STOCK-BASED COMPENSATION

During the year ended November 30, 2009, the Company granted 1,485,000 stock options to directors, officers, employees and consultants of the Company (November 30, 2008 – 1,075,000). The weighted average fair value of each option granted was $0.09 (November 30, 2008 - $0.26) using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

	Year ended	Year ended
	November 30,	November 30,
	2009	2008
Expected option lives	3.0 years	3.0 years
Risk-free interest rate	1.04% - 1.79%	3.04% - 3.47%
Expected dividend yield	0%	0%
Expected stock price volatility	119% - 128%	108% -117%

During the year ended November 30, 2009, the Company recognized $104,843 of compensation expense (2008 - $253,569), which has been recorded in the consolidated statements of operations, comprehensive loss and deficit.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

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

	(a)	Income Tax Reconciliation

Income tax expense presented in the consolidated statements of operations differs from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rate of 33.0% (November 30, 2008 – 33.5%) to loss before income taxes as follows:

	November 30,	November 30,
	2009	2008
Income tax recovery expected at statutory rates	$466,000	$839,000
Non-deductible items	(53,000)	(302,000)
Expiry of losses	(78,000)	–
Effect of changes in enacted rate	(732,000)	–
Other	(8,000)	–
Change in valuation allowance	405,000	(537,000)
Income tax recovery	$–	$–

(b)	Future income tax assets and liabilities

The significant components of the Company’s future tax assets are as follows:

	November 30,	November 30,
	2009	2008
Future income tax assets:
Non-capital tax losses carried forward	$1,422,000	$1,646,000
Property and equipment	1,000	15,000
Cumulative eligible capital	29,000	45,000
Reduction of fair value of investments	49,000	134,000
Canadian exploration and development expenses	345,000	457,000
Unrealized foreign exchange loss	46,000	–
Total gross future income tax assets	1,892,000	2,297,000
Valuation allowance	(1,892,000)	(2,297,000)
Net future income tax assets	$–	$–

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

11.	INCOME TAXES (continued)

	(c)	Non-capital losses

As at November 30, 2009, the Company has non-capital losses carried forward for income tax purposes available to reduce taxable income in future years of approximately $5,687,000 expiring as follows:

$
2012	159,000
2013	96,000
2014	19,000
2025	178,000
2026	381,000
2027	2,496,000
2028	1,272,000
2029	1,086,000
5,687,000

(d)	Exploration expenditures

Under the Income Tax Act, the Company can accumulate its resource related exploration expenses and development expenses (as defined by Canada Revenue Agency), carry them forward indefinitely and use them to reduce taxable income in the future. As of November 30, 2009, the Company has Cumulative Canadian Exploration expenses (CCEE) of $27,045,000 (2008 - $26,724,000) and Cumulative Canadian Development expenses (CCDE) of $223,000 (2008 - $223,000).

12.	LOSS PER SHARE

The weighted average number of shares outstanding used in the computation of loss per share for the year ended November 30, 2009 was 67,765,559 (November 30, 2008 – 65,765,559). Outstanding stock options, warrants, agent share warrants and agent unit warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	November 30,	November 30,
	2009	2008
Non-cash investing and financing activities:
Warrants received for options on mineral property	$–	$401,480

Cash paid for:
Interest	$364	$–

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

14.	RELATED PARTY BALANCES AND TRANSACTIONS

During the year ended November 30, 2009, the Company incurred legal expenses, which are included within administration and general expenses, with a firm of which a director of the Company was a principal, of $42,960 (2008 - $255,666), and paid directors of the Company, and companies controlled by directors of the Company, $2,942 (2008 - $79,037) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

As described in Notes 7(a) and 7(e)(ii) respectively, a director of the Company is part of a group of investors that may have a net profit interest in copper production of the Copper King property, and a director is the founder and a significant shareholder of Manicouagan Minerals which holds an option in one of the Company’s properties.

15.	FINANCIAL INSTRUMENTS

	(a)	Fair value

The Company has various financial instruments comprising of cash and cash equivalents, short- term investments, amounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair value due to their short-term maturities.

Investments consist of warrants to purchase common shares of other entities. These are accounted for as derivatives, and thus recorded at their fair value, which at November 30, 2009 was $10,750. The valuation was calculated using the Black-Scholes option pricing model which takes into account various factors including the strike price of the warrants, the current market prices of the underlying securities and the expected volatility of the prices of the underlying securities. The latter two factors may fluctuate significantly during the term that the warrant is held. In addition, the value of the warrants is reduced as time goes by and the time remaining until expiry is reduced. For these reasons, the fair value of the investments may fluctuate significantly, with the maximum loss restricted to the fair value of the investments noted above.

	(b)	Credit risk

The following assets are exposed to credit risk: cash and cash equivalents, restricted cash and cash equivalents and short-term investments. The Company maintains all of its cash and cash equivalents, restricted cash and cash equivalents and short-term investments invested in demand deposits and short-term instruments at a major Canadian financial institution. Most of these amounts are not insured but depend upon the general creditworthiness of the institution. The Company believes that exposure to credit risk is low.

	(c)	Liquidity risk

The Company has no debt and almost all of its financial assets are liquid, therefore has very limited exposure to liquidity risk.

	(d)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

15.	FINANCIAL INSTRUMENTS (continued)

(e) Currency risk

As the Company operates in the United States, some of the Company’s financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

At November 30, 2009, the Company had net monetary assets denominated in United States funds of $932,490 (US$883,374). Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $140,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $140,000. Management believes that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

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

17.	SEGMENT DISCLOSURES

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2009	Canada	United States	Total
Fixed assets	$14,808	$–	$14,808
Mineral properties	25,870,239	13,201,230	39,071,469
	$25,885,047	$13,201,230	39,086,277

November 30, 2008	Canada	United States	Total
Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	12,784,575	38,365,557
	$25,598,251	$12,784,575	$38,382,826

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

18.	CONTINGENCIES

On June 15, 2009 the Company (through a subsidiary) filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement (see Note 7(a)). On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009, the Company filed a response to the counterclaim. Management believes that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the consolidated financial statements.

Also with respect to WUCC, the Company recently became aware of an agreement that purports to grant a 2% net smelter return on that property to another party, which may result in a reduction of the net smelter return to the Company.

19.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non- producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $11,707,326.

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

In May 2009, the FASB issued SFAS 165 – Subsequent Events, which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. In particular, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. It is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS 165 has not had any effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162. SFAS 168 provides for the FASB Accounting Standards Codification (“ASC”) to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC did not change GAAP but reorganizes the literature. SFAS 168 was effective for interim and annual periods ending after September 15, 2009. The adoption of this statement has not had any effect on the Company’s consolidated financial statements.

PURE NICKEL INC.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended November 30, 2009 and 2008

19.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i)	Net Loss and Loss per Share

	Year ended	Year ended
	November 30,	November 30,
	2009	2008
Net loss under Canadian GAAP	$(1,411,188)	$(2,432,040)
Capitalized expenditures on unproven mineral properties	(635,126)	(3,581,188)
Net loss under U.S. GAAP	$(2,046,314)	$(6,013,228)
Loss per share under U.S. GAAP – basic and diluted	$(0.03)	$(0.09)

(ii)	Mineral Properties

	November 30,	November 30,
	2009	2008
Mineral properties under Canadian GAAP	$39,071,469	$38,365,557
Capitalized expenditures on unproven mineral properties	(19,587,051)	(18,951,925)
Mineral properties under U.S. GAAP	$19,484,418	$19,413,632

(iii)	Deficit

	November 30,	November 30,
	2009	2008
Deficit under Canadian GAAP	$(11,707,326)	$(10,296,138)
Capitalized expenditures on unproven mineral properties	(19,587,051)	(18,951,925)
Deficit under U.S. GAAP	$(31,294,377)	$(29,248,063)

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

/s/ SF Partnership, LLP

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