Form 20-F
period 2010-11-30
PURE NICKEL INC.
filed 2011-02-17
CIK 877019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from: _________________ to ___________________

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,832,226

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]  No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

Yes [  ]  No [X]

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
pre-feasibility study

A comprehensive study of the viability of mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing have been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient or a Qualified Person acting reasonably, to determine if all or part of the Mineral Resources may be classified as a Mineral Reserve.

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

Currency

Unless otherwise indicated, all references in this Annual Report to “dollars” or “$” are to Canadian dollars.

Other Information

Pure Nickel Inc. (formerly “Nevada Star Resource Corp.”) was incorporated under the laws of British Columbia, Canada, on April 29, 1987, and was continued under the Canada Business Corporations Act on April 7, 2009. In this document, the terms “we,” “our,” “us,” and “the Company” refer to Pure Nickel Inc. and its subsidiaries. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), are reconciled to the United States generally accepted accounting principles (“GAAP” or “U.S. GAAP”), and are presented in Canadian dollars except where indicated in conversions of convenience. We file reports and other information with the Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Washington, D.C. 20549.

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

Our principal executive office is located at Suite 900 – 95 Wellington St. West, Toronto, Ontario Canada, M5J 2N7, Telephone: 416.644.0066, Fax: 416.644.0069, email address info@purenickel.com and website http://www.purenickel.com. Unless explicitly referred to herein, the information contained on our internet site is not incorporated by reference in this report and it should not be considered part of this report.

Except as noted, the information set forth in this Annual Report is as of November 30, 2010, and all information included in this document should only be considered accurate as of that date. Our business, financial condition or results of operations may have changed since that date.

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

PART 1

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 3. Key Information

Selected Financial Data

Following is selected financial data expressed in Canadian dollars for the fiscal years ended November 30, 2010, 2009, 2008 and 2007 and for the period from May 18, 2006 to November 30, 2006 (the date of the acquisition discussed below), which were prepared in accordance with Canadian GAAP, which differs substantially from United States generally accepted accounting principles (“GAAP” or “U.S. GAAP”). Reference is made to Note 20 to the audited financial statements for the years ended November 30, 2010 and 2009 and Note 19 to the audited financial statements for the years ended November 30, 2009 and 2008 in “Item 17. Financial Statements” for a description of the differences between Canadian GAAP and U.S. GAAP.

The selected financial data was derived from financial statements that were audited by SF Partnership LLP as indicated in the reports included elsewhere in this Annual Report. This selected financial data should be read in conjunction with the financial statements and other financial information include elsewhere in this Annual Report.

We completed the acquisition of (old) Pure Nickel Inc., a private company incorporated on May 18, 2006, on March 30, 2007. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Our financial statements reflect the combined results of (old) Pure Nickel Inc. and Nevada Star Resource for the fiscal years ended November 30, 2010, 2009, 2008 and 2007 and the period from incorporation on May 18, 2006 to November 30, 2006.

The selected financial data is set out below.

	12 months	12 months	12 months	12 months	May 18,
	ended	ended	ended	ended	2006 to
	Nov. 30,	Nov. 30,	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008	2007	2006
	$	$	$	$	$
Revenues	Nil	Nil	Nil	Nil	Nil
Operating expenses	1,481,601	1,269,173	1,972,406	4,946,798	103,441
Loss from operations	(1,481,601)	(1,269,173)	(1,972,406)	(4,946,798)	(103,441)
Other expenses, net	(827,165)	(142,015)	(459,634)	(2,778,777)	(35,082)
Net loss	(2,308,766)	(1,411,188)	(2,432,040)	(7,725,575)	(138,523)
Total assets	42,899,214	44,773,605	46,210,759	48,410,479	2,945,022
Shareholders’ equity	42,460,757	44,448,587	45,754,932	47,933,403	2,945,022
Outstanding common shares	67,832,226	67,765,559	67,765,559	67,765,559	24,100,001
Dividends per common share	Nil	Nil	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.03)	(0.02)	(0.04)	(0.18)	(0.02)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $14,016,092. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	12 months	12 months	12 months
	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$
Net loss under Canadian GAAP	(2,308,766)	(1,411,188)	(2,432,040)
Capitalized expenditures on unproven mineral properties	785,160	(635,126)	(3,581,188)
Net loss under U.S. GAAP	(1,523,606)	(2,046,314)	(6,013,228)
Loss per share under U.S. GAAP – basic and diluted	(0.02)	(0.03)	(0.09)

(ii) Mineral Properties

	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$
Mineral properties under Canadian GAAP	38,555,291	39,071,469	38,365,557
Capitalized expenditures on unproven mineral properties	(18,801,891)	(19,587,051)	(18,951,925)
Reclassification to investment in joint venture	(69,024)	−	−
Mineral properties under U.S. GAAP	19,684,376	19,484,418	19,413,632

(iii) Investment in Joint Venture

	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$
Investment in joint venture under Canadian GAAP	−	−	−
Reclassification from mineral properties	69,024	−	−
Investment in joint venture under U.S. GAAP	69,024	−	−

(iv) Deficit

	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$
Deficit under Canadian GAAP	(14,016,092)	(11,707,326)	(10,296,138)
Capitalized expenditures on unproven mineral properties	(18,801,891)	(19,587,051)	(18,951,925)
Deficit under U.S. GAAP	(32,817,983)	(31,294,377)	(29,248,063)

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the U.S. dollar. On February 11, 2011, the exchange rate in effect for Canadian dollars exchanged for U.S. dollars, expressed in terms of Canadian dollars, was $0.9903. This exchange rate is based on the average noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the fiscal years ended November 30, 2010, 2009 and 2008 and for the six month period between August 1, 2010, and January 31, 2011, the following exchange rates were in effect for Canadian dollars exchanged for U.S. dollars, calculated in the same manner as above:

Period	Average

Period from May 16, 2006 to November 30, 2006	$1.1228
Year ended November 30, 2007	$1.0867
Year ended November 30, 2008	$1.0478
Year ended November 30, 2009	$1.1565
Year ended November 30, 2010	$1.0340

The following table sets forth the high and low exchange rate for the six month period between August 1, 2010 and January 31, 2011:

U.S. Dollar/Canadian Dollar Exchange Rates
Month	High	Low

August 2010	1.0674	1.0108
September 2010	1.0604	1.0216
October 2010	1.0374	0.9986
November 2010	1.0286	0.9980
December 2010	1.0216	0.9931
January 2011	1.0060	0.9848

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

We had cash and equivalents of $1,799,715 and working capital was $3,843,307 at November 30, 2010. We do not currently generate revenues or cash flows from operations (except for interest income and payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). Our business plan calls for substantial investment and costs in connection with the exploration of our mineral properties. In order to maintain certain of our property claims, we must incur certain minimum exploration expenditures on an ongoing basis. There can be no assurance that we will have the funds required to make such expenditures or that those expenditures will result in positive cash flow. There are no arrangements in place for additional financing and there is no assurance that we will be able to find such financing on acceptable terms, or at all, if required.

We are an exploration company with an accumulated deficit of $14,016,092 as at November 30, 2010. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary to raise substantial funds from external sources. If we do not raise these funds, we will be unable to pursue our business activities, and our investors could lose all of their investment. If we are able to raise funds, investors could experience a dilution of their interests that would negatively affect the market value of the shares.

There are no known reserves of minerals on our mineral claims and there is no assurance that we will find any commercial quantities of minerals.

We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims under exploration contain commercial quantities of any minerals. Even if commercial quantities of minerals are identified, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that it will be profitable. Substantial expenditures will be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site, and substantial additional financing may be required. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. The decision as to whether a particular property contains a commercial mineral deposit and should be brought into production will depend on the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and geologists. Several significant factors will be considered, including, but not limited to: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) metal prices, which are highly volatile; (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; (iv) ongoing costs of production; and (v) availability and cost of additional funding. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving no return or an inadequate return on invested capital.

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

The current credit and financial market conditions may exacerbate certain risks affecting our business. Increased concerns about credit markets, consumer confidence, economic conditions, volatile corporate profits and reduced capital spending could negatively impact us. The recent tightening of credit in financial markets may adversely affect the ability of our business partners to obtain financing, which could result in a decrease in, or deferrals or cancellations of, their payment obligations to fund our exploratory activities. If global economic and market conditions, or economic conditions in the United States or Canada, remain uncertain or persist, we may experience a material adverse effect on our business and financial condition. Unstable economic, political and social conditions may make it difficult for our partners to accurately forecast and plan future business activities. If such conditions persist, our business and financial condition could suffer.

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

Our stock price is volatile.

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

We may, in the future, be unable to meet our share of costs incurred under option or joint venture agreements to which we are a party and we may have our interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete exploration programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on us.

We may not have good title to our mining claims, potentially impairing our value.

Our mineral property interests may be subject to prior unregistered agreements of transfers or native land claims, and title may be affected by undetected defects. There can be no assurance that we will be able to obtain good title without unreasonable expense in the event we are faced with defects of title for any of our mineral projects.

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

As of November 30, 2010, there were 67,832,226 common shares issued and outstanding as well as options, as set out in Note 8 – Share Capital in our attached financial statements. The holders of the options are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options may exercise such securities at a time when we would otherwise be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by those outstanding rights. Any increase in the number of common shares issued and outstanding as a result of the exercise of options or from the sales of such shares may depress the market price of our common shares and will dilute the proportionate interests and votes of existing shareholders.

Proposed legislation affecting the mining industry could have an adverse effect on us.

During the past several years, the United States Congress considered a number of proposed amendments to the General Mining Law of 1872, which governs mining claims and related activities on federal lands. In 1992, a federal holding fee of $100 per claim was imposed upon unpatented mining claims located on federal lands. This fee was increased to $125 per claim in 2005 ($133.50 total with the accompanying County fees included). Beginning in October 1994, a moratorium on processing of new patent applications was approved. In addition, a variety of legislation over the years has been proposed by the United States Congress to further amend the General Mining Law. There has not been material progress on any of these proposed reformations as of the date of this report. For example, the U.S. House of Representatives considered H.R. 699, the Hardrock Mining and Reclamation Act of 2009, which did not pass. That proposal would have placed a royalty on hardrock mining on federal lands, permitted state of local governments or Indian tribes to petition for withdrawal of lands from the operation of the mining laws, and expanded the ability of the Secretary of the Interior to limit mining on federal lands. The extent of any future congressional action is difficult to predict. If enacted, the legislation could adversely affect the economics of developing and operating mines because many of our properties consist of unpatented mining claims on federal lands. Our financial performance could therefore be materially and adversely affected by passage of legislation, which could force us to curtail or cease our business operations in the United States.

Directors and management may be subject to conflicts of interest.

Certain directors and officers are directors and/or officers of other mineral exploration companies and as such may have a conflict of interest requiring them to abstain from certain decisions. Conflicts of interest that arise will be subject to and governed by procedures prescribed by our governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

We may be adversely affected by exchange rate fluctuations.

Exchange rate fluctuations between the Canadian dollar and the United States dollar may adversely affect our financial position and results. United States-based shareholders need to consider the risk of an investment that reports its results in Canadian funds. Our results are reported in Canadian dollars, but since we operate in the United States, some of our financial instruments and transactions are denominated in United States funds. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on our business, financial condition and results of operations. At November 30, 2010, we had net monetary assets denominated in United States funds of $586,671 (US$571,470). Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $88,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $107,000. We believe that it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

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

We have never paid a dividend and it is unlikely that we will declare or pay a dividend unless and until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the board of directors, based upon, and subject to, our earnings, financial requirements and other conditions prevailing at the time. Investors cannot expect to receive a dividend on their investment in the foreseeable future, or at all.

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

ITEM 4. Information on the Company

A. History and Development of the Company

We are principally engaged in the acquisition, development, and operation of mineral properties and exploration for, in particular, nickel, PGEs, copper, gold, silver and associated base and precious metals. At present, operations are located in Canada and the United States. Operations in Canada are conducted through the parent corporation, Pure Nickel Inc. Operations in the United States are carried out through our wholly-owned subsidiary Nevada Star Resource Corp. (U.S.) (a Nevada corporation). We also seek joint venture or option agreements where appropriate to enhance shareholder value, on certain of our mineral properties and the surrounding areas. Our MAN Alaska property is held through MAN Alaska LLC, a Delaware limited liability company, in which we have a 70% interest.

We were incorporated under the laws of British Columbia, Canada, on April 29, 1987, and were continued under the Canada Business Corporations Act on April 7, 2009. We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP. Unless otherwise indicated herein, all dollar amounts in this Annual Report are stated in Canadian dollars.

The address and telephone number of our principal executive office and information on the Company generally can be found above under “Special Information: Other Information.” The registered agent in the United States for our United States subsidiaries is CT Wolters Kluwer, 111 Eighth Avenue, New York, NY 10011.

On March 30, 2007, we (then known as Nevada Star Resource Corp., (“Nevada Star”), completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated on May 18, 2006. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, our financial statements reflect the combined results of old PNi and Nevada Star for the period from May 18, 2006 to November 30, 2006, and the fiscal years ended November 30, 2007, 2008, 2009 and 2010.

At the same time as the reverse takeover, we consolidated our common shares on a one-for-five basis, and they continued to be traded on the Toronto Stock Exchange Venture Exchange (TSX-V) and in the United States on the Over the Counter Bulletin Board. Our share listings have now graduated to the senior Canadian exchange, and since August 14, 2007 have been listed on the Toronto Stock Exchange.

During the second quarter of 2007, we completed a financing of $9,000,000 by the sale of 10,000,000 units for $0.90 each. Each unit consisted of one common share and one-half of one warrant. Each whole warrant is exercisable into one common share at $1.20 for a term of 18 months. The agent for this financing received a cash commission of 7% of the gross proceeds and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each advisory warrant was exercisable into one common share at $0.90 each for a period of 18 months. These warrants have since expired.

During the third quarter, 2007, we completed a financing of $27,500,000 by the sale of 22,000,000 units for $1.25 each. This financing contained a U.S. private placement portion, which was conducted pursuant to the rules promulgated under Section 4(2) of the Securities Act of 1933, as amended. Each unit consisted of one common share and one half of one warrant, each whole warrant being exercisable for a period of 18 months into a common share of the Company for $1.75 per share. These warrants have since expired.

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

On May 15, 2007, we completed a major acquisition comprising the purchase of the Xstrata property portfolio for $15,250,000 in cash and the issuance of 4,000,000 warrants to purchase common shares with an exercise price of $2.00 per share for a period of three years from the issuance of the warrants. These warrants have since expired. Properties included in the acquisition were:

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

On November 15, 2007, we announced a 50/50 joint venture agreement with Crowflight Minerals Ltd. (“Crowflight”) to explore the past producing Manibridge Mine area. Each party contributed properties and mineral rights to the joint venture and made an initial contribution of $3 million over a three year period to fund preliminary exploration activities within the joint venture area and to perform further detailed technical studies as necessary to evaluate the potential for development and mining on the properties. Crowflight is the operator of the joint venture. In addition, we have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending an additional $1.5 million over a three year period. Properties contributed by us to the joint venture contain the claims and tailings disposal area of the past producing Manibridge Mine and are subject to rights held by Xstrata pursuant to an exploration property purchase agreement entered into between Xstrata and the Company on August 2, 2007. Specifically, Xstrata will, among other things (i) retain an off-take option to purchase all or any portion of concentrates and other mineral products produced from the affected properties; and (ii) be entitled to a 2% net smelter return (NSR) royalty with respect to the our claims.

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

On December 19, 2007, Jay Jaski, our CEO and Chairman, unexpectedly passed away. David McPherson was appointed interim President and CEO and Robert Angrisano was appointed as interim Chairman of the Board. On April 3, 2008 these appointments were confirmed by the Board on a non-interim basis.

On February 21, 2008, we announced that we had entered into an option agreement with Rockcliff Resources Inc. whereby Rockcliff may earn up to a 70% interest in the Tower VMS property. This property is comprised of 35 mining claims located at the north end of our William Lake Property. The agreement requires Rockcliff to drill 2,000 meters in the first year as well as the granting to us of warrants to purchase 1,250,000 shares of Rockcliff at $1.50 per share with a term of 2 years. These warrants expired in February 2010. In February 2010, this agreement was amended to extend the time for performance of work on the Tower Property and as consideration, Rockcliff granted us 1,250,000 common share purchase warrants exercisable at $1.50 per share with a term of two years.

On May 15, 2008, we relinquished our rights to the East Hudson properties in Quebec.

On June 5, 2008, we granted Minergy Ltd., a private company, an option to earn up to 70% interest in 393 mining claims comprising the Nuvilik and POV properties located in the Raglan district in Quebec.

On October 31, 2008, we granted ITOCHU Corporation, a Japanese conglomerate, an option to earn up to a 75% interest in the MAN, Alaska property. Pursuant to the agreement, ITOCHU reimbursed us for expenditures incurred in 2008 and funded exploration activity for 2009 at MAN to a combined maximum of USD$6.5 million for 2008 and 2009. Under the agreement, exploration activity may be funded through 2014 to a total of $40 million subject to ITOCHU exercising its option to continue at the end of 2009 and 2013. Under the terms of the agreement at that time, ITOCHU could earn a 60% interest in MAN by incurring an aggregate of $30 million of exploration expenditures over the first six years of the option period. Once ITOCHU had earned a 60% interest, it had the option to earn-in an additional 15% interest in the MAN property by incurring an additional $10 million of exploration expenditures during the seventh year of the agreement. The agreement provided for the acceleration of the earn-in timetable, and we earn a 10% management fee and remain as operator.

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

On July 20, 2009, WUCC filed an answer and counterclaim, and on August 31, 2009 we filed a response to the counterclaim. We believe that the counterclaim is without merit.

On November 18, 2009 our Option partner Manicouagan Minerals made the required option payment and exploration expenditures to earn a 50% interest in the HPM/Forgues property.

On March 5, 2010 we extended the time for our option partner, Rockcliff Resources Inc. to perform the exploration work required under the agreement with us for our Tower property. In consideration for extending the time, Rockcliff granted us 1,250,000 common share purchase warrants exercisable at $1.50 per share and an expiry of the earlier of February 21, 2013 or two years after Rockcliff is able to commence exploration of the Tower property,

On March 23, 2010 we announced that we did not renew the Harp Lake, Labrador claims. The decision was based on the low potential of the Harp Lake property in relation to our other property claims.

On March 25, 2010 ITOCHU Corporation, our partner on the MAN Alaska property, vested its interest in the property. ITOCHU had expended the required funds on exploration to vest a 20% interest however in consideration of increasing the 2010 exploration budget and compressing the time period for the second tranche of the option earn-in, we granted ITOCHU the right to vest a 30% interest in 2010. A new company was created called MAN Alaska LLC to hold the MAN property claims. MAN Alaska LLC is jointly owned (70% by our subsidiary Nevada Star Resource Corp (U.S) and 30% by ITC Mineral Resources Development (U.S.A) Inc, a wholly owned subsidiary of ITOCHU Corporation.

On April 30, 2010, R. David Russell was appointed Chair of the Board.

In May 2010 we expanded our Rainbow, Nunavut property by 19 claims which amounts to an eight fold increase of contiguous holdings, bringing the Rainbow property to 19,850 hectares.

On May 18, 2010, Western Utah Copper Company (WUCC) and its parent Copper King Mining Corporation filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 27, 2010 WUCC filed an action in bankruptcy court in Utah, U.S.A, against Nevada Star Resource Corp and Pure Nickel. This action is very similar to the counterclaims made in response to the original lawsuit in 2009. We believe that this new action is without merit.

On July 7, 2010, we announced that our option agreement with Minergy Ltd. on the Nuvilik property in Quebec was terminated.

In November 2010, we decided not to renew the mining claims on the SR1 portion of the Raglan, Quebec property.

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

The Company’s fixed assets and mineral properties by geographic distribution are as follows:

November 30, 2010	Canada	United States	Total

Fixed assets	$12,409	$–	$12,409
Mineral properties	25,380,731	13,174,560	38,555,291
	$25,393,140	$13,174,560	$38,567,700

November 30, 2009	Canada	United States	Total

Fixed assets	$14,808	$–	$14,808
Mineral properties	25,870,239	13,201,230	39,071,469
	$25,885,047	$13,201,230	$39,086,277

November 30, 2008	Canada	United States	Total

Fixed assets	$17,269	$–	$17,269
Mineral properties	25,580,982	12,784,575	38,365,557
	$25,598,251	$12,784,575	$38,382,826

C. Organizational Structure

The diagram below sets out our organizational structure as at November 30, 2010 and February 11, 2011, and the jurisdictions in which we were incorporated or continued. Nevada Star Resource Corp. (U.S.) is a wholly-owned subsidiary of Pure Nickel Inc and it has a 70% ownership of MAN Alaska LLC, a company that holds the assets of the MAN Alaska project.

The previous corporate holding structure was simplified as follows on November 30, 2010: We amalgamated our Canadian subsidiary, PNI Corp, with Pure Nickel Inc. The surviving entity is called Pure Nickel Inc. We also merged our Washington subsidiary, Nevada Star Resource Corp., with our Nevada subsidiary: the surviving entity is the Nevada company, Nevada Star Resource Corp. (U.S.). The chart above shows our corporate organizational structure after giving effect to these changes.

D. Property, Plant and Equipment

In most cases, we use third party contractors to carry out our exploration activities, so we own very little property, plant and equipment in the field.

Mineral Projects

We have mineral rights to several properties in various stages of exploration in North America. A summary of the properties is presented in the table below and detailed descriptions follow.

Property	Location	Claims	Comments
area
(approx.)
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	40,380 hectares

The property is currently in the early exploration stage. We regard MAN as one of our more important properties and are operating under an option agreement with Itochu Corporation., under which, as amended, Itochu has acquired a 30% participating interest in the property, and funded the 2010 exploration program.

William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property	Manitoba (part of William Lake)	7,627 hectares

On February 21, 2008, we granted an option to Rockcliff Resources Inc. under which they may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block. Rockcliff commenced exploration in October 2010

Property	Location	Claims	Comments
area
(approx.)
Salt Chuck	Alaska, Prince of Wales Island	1,082 hectares	The property is currently in the early exploration stage.
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares	The property is currently in the early exploration stage. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.
Manibridge	Manitoba (128 km SW of Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage. In November 2010 we decided not to renew the mining claims on the SR1 portion of the Raglan property.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	19,850 hectares	The property is currently in the early exploration stage. In 2010 a soil geochemical survey was completed.
Copper King, Milford	Utah	2,830 hectares

The properties are operated by Western Utah Copper Company and its parent company Copper King Mining Corporation. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.3 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.2 million) in the aggregate, and a 2% net smelter return royalty on certain claims, held by another party. In June, 2009 we filed an action for declaratory relief against WUCC in the United States District Court, Utah, requesting interpretation of and the status and rights under the agreement. On July 20, 2009, WUCC filed an answer and counterclaim, and on August 10, 2009 we filed a response to the counter claim, which we believe is without merit. In May 2010 WUCC and its parent Copper King Mining Corporation filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. On August 27, 2010 WUCC filed an action in bankruptcy court in Utah, U.S.A, against Nevada Star Resource Corp and Pure Nickel. This action is very similar to the counterclaims made in response to the original lawsuit in 2009. We believe that this new action is without merit.

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

Property Status - The MAN project is comprised of State and Federal mining claims and prospecting sites encompassing an area of 40,380 hectares. The project property falls within the Fairbanks, Chitina and Talkeetna recording districts. All claims are 100% owned by MAN Alaska LLC, in which Nevada Star Resource Corp. (U.S.), our wholly-owned subsidiary, has a 70% participating interest.

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

The 2009 exploration program completed 4,200 metres of drilling in seven holes, a new ZTEM airborne survey (Z axis Tipper Electromagnetic system), extensive geological mapping and proprietary fluxgate time domain ground EM surveys (full waveform streaming multi sensor fluxgate array). We were pleased with the results of the 2009 geophysical programs (ground fluxgate TEM, ZTEM, and BHEM), and these were used in planning for our 2010 exploration program.

Three drill holes were completed in the 30km long Alpha Complex and four holes were completed in the southern Beta Complex. Newly completed 2D modeling of 2009 ZTEM data and previous 3D inversions of aeromagnetic data, as well as several widely spaced deep drill holes show a consistent presence of abnormally thick ultramafic bodies with localized deep feeders. The results add to the evidence that the MAN property is the main intrusive centre for Triassic magmatism that generate the extensive nickel, copper and PGE (platinum group elements) bearing ultramafic intrusions and coeval lavas within the Alaska, Yukon and BC segments of the Wrangelia terrain.

With our project partner, Itochu Corporation, we agreed on a US$7.5 million ($7.7 million) exploration program for the MAN project in Alaska this year. This represented a 70% increase over the 2009 budget. Under the amended agreement, Itochu could earn up to 75% by incurring $40 million of exploration expenditures on the MAN property by 2013. Itochu has earned a 30% interest in the property by funding US $14 million of exploration costs since 2008, and by exercising its option in March 2010.

The objectives of the 2010 program were surpassed by the discovery of stratiform Platinum Group Element (PGE) horizons and the intersections of narrow, high grade nickel-copper massive sulphide.

Analysis of over 3,400 assay core samples revealed stratigraphic horizons in the Alpha and Beta Complexes that have elevated platinum and palladium values strongly suggesting that stratiform PGE mineralization (platinum and palladium) is present, similar to that found in other stratiform PGE bearing complexes elsewhere in the world. Laterally extensive platinum and palladium cyclicity patterns have been recognized over a distance greater than 2.7 kilometres in the Alpha complex. In addition narrow intersections of high grade semi-massive sulphide lenses were discovered returning grades of 3.42% nickel and 4.27% copper.

During the 2010 exploration program we completed approximately 6700 metres of drilling, in a total of nine holes; six holes on the 30 km long Alpha Complex and three holes on the southern Beta complex.

Highlights from the 2010 drill program include:

1.	Two discrete PGE-enriched horizons have been identified on the Alpha Complex.
2.	The shallowest and thinnest PGE horizon (~ 12 m) was intersected at approximately 100-130m below surface and can be correlated in drill holes PNI-10-028,033,035 and 036 over a strike length of 2.67 km.
3.	A thick (> 20 meters) disseminated sulphide horizon averaging 2.47% sulphide in drill hole PNI- 10-036 is also observed in hole PNI-10-028 at least 2.67 km apart. The relatively high Pt + Pd concentrations in rocks with such low sulphide content, and the associated well developed metal cyclicity recorded in these rocks is a characteristic feature of low-sulphide PGE-enriched environments that host reef type PGE mineralization.
4.	Drill hole PNI-10-036 returned combined Pt + Pd assays of 318ppb over greater than 20m. In previous year’s (2003) drill hole FL-009 (located 1.2 km east of PNI-10-036) returned assays of 1175 ppb Pt and 1022 ppb Pd (returning a combined Pt + Pd of 2.197 gms/ton) over 2.7 meters in rock with an average sulphide content of 2.97%. This suggests that a favourable magmatic environment was operative to develop Platinum Group Element enriched horizons in the central portion of the Alpha Complex.
5.	Hole PNI-10-036 returned a combined Pt and Pd value of 252.8 ppb over 165.9 metres. Typical background value of combined Pt and Pd in a peridotite ranges from 2.8 ppb to 29 ppb (Crocket J. H., 2002, Platinum-Group Element Geochemistry of Mafic and Ultramafic Rocks. CIM Special Volume 54, p. 177-210).
6.	Several thin (7-11cm) semi-massive nickel and copper sulphide zones were intersected in drill holes PNI-10-028 and 10-035 on the Alpha Complex, returned a maximum of 3.42% Ni and 4.27% Cu.
7.	Several drill holes (PNI-01-028, 029, 030, 033, 035, 036) encountered multiple disseminated sulphides zones ranging from 14.9 m to 139.75 m in thickness of disseminated nickel mineralization returning grades greater than 0.23% Ni.

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

Our exploration started at the end of October, 2007 a followed up on mineralized intersections on prospect W56. In view of the wide spaced drilling (up to 250 meters apart) the main objective of the program was to establish the continuity of the known mineralization to provide the confidence to work towards a mineral estimation for a 43-101 compliant resource on one or more sections. The program included an ongoing ground PEM and BHEM surveys and 1,159 line kilometers of a VTEM airborne survey was flown over the entire WLT properties. Results have identified multiple, weak to highly enhanced conductivity zones, some with previous drilling indicating the presence of ore grade nickel mineralization and others with very little or no drilling.

Between November 2007 and April 2008, a drill program comprising 7,525 meters in 15 holes was completed on budget. The drilling was completed on five zones within the 15 km William Lake trend. The program was testing nickel bearing horizons identified by the historical drilling. Testing for the continuity of mineralization included drilling above, below and on strike of the known zones at 50 to 100 m step outs.

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

A small TEM ground geophysical survey was conducted in March 2010 over the W22 area. The survey was successful in identifying a strong conductor underlying a weaker conductor that had been detected earlier by VTEM and by Falconbridge surveys. Future exploration would suggest an initial drill target would be this strong conductor. Then, following more extensive TEM surveying, further drilling would target portions of the known zones expected to be better defined by the TEM as to depth, size and configuration.

Reviewing the current exploration status of all the projects in our portfolio, the William Lake Project is the most advanced property based on the exploration activity (primarily drilling) and results (potentially economic grade and width). The William Lake project has consistently returned economic grade/width intersections with the previous drilling programs.

Tower Property, Manitoba

Location - The Tower property is comprised of 35 claims contiguous with the northeastern portion of the William Lake Property. In 2000, Xstrata discovered the Tower Copper-Gold Zone during routine drill testing of geophysical targets along the Thompson Nickel Belt (TNB). The name “Tower” was given to the discovery because of close proximity to one of the towers supporting the major north-south electrical power transmission line which passes through the property. A more detailed description of the property location is given in the William Lake section above.

Access – See the William Lake property section above.

Property Status – The property covers 7,627 hectares. Rockcliff Resources Inc. has an option on the Tower property to earn a 70% interest. Under the terms of the option, Rockcliff must pay us $150,000 in incremental payments over four years and is required to incur aggregate exploration expenditures totaling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest.

Geology – A detailed description of the regional geology is presented in the William Lake geology section above. The Tower property mineralization consists of polymetallic base and precious metal sulphides of possible VMS (volcanic massive sulphide) origin. The current target of drilling, the Tower Copper-Gold Zone, is a multi-zoned system rich in copper, gold, zinc and silver. Nine widely spaced (200m drill centers) drill holes were completed by Xstrata in years 2000 and 2001, including the hole which discovered the Tower Copper-Gold Zone. These holes and the downhole geophysics outlined an extensive steeply dipping sheet of sulphides with a minimum strike length of 700m and a minimum vertical depth of 700m.

Exploration - In 2000 Xstrata discovered the Tower Zone during routine drill testing of TNB geophysical anomalies interpreted to reflect sulphide nickel deposits.

In 2010, Rockcliff completed the first phase of a diamond drill and borehole program on the Tower Property, focusing on the VMS (copper-gold) style mineralized horizon known as the Tower Zone. Multiple VMS systems and a high grade gold vein were identified.

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

In 2009, a ZTEM or Z-Axis Tipper Electromagentic system airborne EM survey was conducted by Geotech Ltd. The purpose of the survey was to test ZTEM capability in identifying potential along strike and deep extension of the known Ni-Cu mineralization below 500 feet. From the survey we were able to identify a new anomaly northwest of the known Axis Lake Ni-Cu mineralized horizon and south of Currie Lake.

Manibridge Property, Manitoba

Property Description - The property is located 128 km southwest of Thompson and 32 km southwest of the town of Wabowden (NTS 63J10). The Manibridge properties consist of two claims, Ore 5 and Ore 6, each of which is approximately135 hectares.

Exploration - On November 15, 2007, we entered into a 50-50 joint venture agreement with Crowflight to explore and develop nickel deposits on properties controlled by both parties proximal to the past producing Manibridge Nickel Mine. This transaction will enable the Company to expand the potential at Manibridge by exploring not only the areas surrounding the mine but the historical mineralization along strike that are evident in exploratory drill holes from the 1960s and 1970s. Properties contributed by the Company to the joint venture contain the claims and tailings disposal area of the past-producing Manibridge Mine. Crowflight is in the process of bringing its Bucko Lake project into production and is motivated to find additional mill feed for the recently fully funded mill to be built there. In 2007 Crowflight conducted a VTEM geophysical survey over the Manibridge property and shared mine data with PNI on the deposit. In 2008 Crowflight conducted a 2,496 metre drill program completing six holes. Drilling resulted in the discovery of two nickel zones located within 400 metres of past production and confirmed an extension to the Manibridge deposit itself.

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

Nuvilik Property, Quebec

Property Description - The Nuvilik Property is located in the central part of the Cape Smith Belt approximately 90 kilometers south of the coastal Inuit community of Salluit. A permit covering 7,500 hectares was originally taken in 1995. In December 2002 and July 2003 additional claims were taken and the property now comprises 245 claims covering approximately 9,980 hectares separated into two distinct blocks; all of the claims are 100% owned.

Exploration - Historical drilling includes 15 drill holes by Ekwan River Mines Ltd. and 6 drill holes totalling 1,037m by Falconbirdge Ltd. An AeroTEM airborne EM and Magnetic survey was flown in 2004 and identified several unexplained conductive anomalies. The AeroTEM total field magnetic data highlighted numerous magnetic features, some that are potentially related to previously unrecognized ultramafic units.

SR1 Property, Quebec

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

In 2008, Pure Nickel Inc. contracted Geotech Ltd. to conduct an airborne VTEM and magnetometer survey over the SR1 property. Operating out of Wakeham Bay, Québec, a total of 1096 line-kilometres were flown along north-south flight lines that were 300 metres apart. A number of conductive and magnetic anomalies were identified.

In 2009 a helicopter supported Pure Nickel team field-checked anomalies and anomaly trends identified by the 2008 VTEM survey. Several occurrences of disseminated sulphide mineralization were discovered in and near mafic intrusives and one previously unmapped area of frost heave tentatively interpreted to be ultramafic. Multi-element ICP (inductively-coupled plasma emission spectrometry) analyses by ALS Chemex have been received on the 141 grab samples from sites with either visible sulphides or a rusty appearance. Nickel ranged from 500 to 2000 ppm in 18 of the samples, copper from 1000 to 19300 ppm (1.93%) in 17 samples and cobalt from 75 to 175 ppm in 18 samples. Selected samples, including several from mineralization discovered by Falconbridge (now Xstrata) near the northwest end of the property, returned up to 0.061 ppm platinum and 0.199 ppm palladium.

In November 2010 we made the decision to not renew the mining claims on the SR1 property as they come due over the next several months.

Rainbow, Nunavut

Property Description - The property is located 260 kilometres west of Arviat, 380 kilometres northwest of Churchill, and 612 kilometres north of Thompson. In 2010 we expanded the property by staking an additional 19 mineral claims. The Rainbow Property now consists of 23 mining claims totaling 19,850 hectares. The project area is remotely located, Arviat is the nearest costal access route, and Churchill is the closest railhead. Access to the camp is possible via fixed wing aircraft to Cullaton Lake Airstrip (gravel strip, 4500 feet long, capable of taking HS748 aircraft).

Exploration - The most significant previous work on the property was undertaken by Inco (1952-53, & 1997), and Noranda (1977 & 1992). From August 22 to September 10, 2004, a 1,012 metres diamond drill program in six holes was completed in the vicinity of the Main Zone Showing to test the surface showing (0.38 to 2.23% Ni). Four holes intersected disseminated sulphides with nickel grades less than 0.5% (RB04-01,-03 to -06). One hole (RB04-02) intersected a narrow 0.5 metre internal of semi-massive sulphides which assayed 0.79% Ni and 9.93% sulfur with a low nickel tenor of 2.87% Ni in 100% sulphides. Significantly, one hole, RB-04 intersected 13.10 g/t Au and 4.73% S over 2.14 metres, including 24.20 g/t and 7.88% S over 1.0 metre.

In September 2010, a Mobile Metal Ion (MMI) geochemistry soil sampling program was conducted. The test program, best described as an Orientation Survey, was to determine effectiveness of the MMI soil geochemical method for detecting buried gold and nickel occurrences discovered by Falconbridge drilling in 2004 for nickel deposits in an area of komatiitic volcanics and iron formation. In order to determine the anomalous pattern of elements occurring in association with gold and nickel, all samples were subjected by SGS to their MMI-M package whereby 53 elements are reported.

To test the gold potential, two sets of 33 MMI soil samples were collected along a 625-m north-south line on which Falconbridges’s 2004 drill hole RB04-04 had returned13.15 g/t gold over 2.14m The first set was sampled at a depth of 0 to 15 cm below the organic soil layer and a second set of 33 samples from a depth of 15 to 30 cm in each of the sampling holes. Distance between sample sites varied from 2m to over 20m along the line and above the gold intersection in RB04-04.

Higher MMI Response Ratio values for gold were obtained above and for 90m to the south the RB04-04 intersection of 13.15 g/t gold at a vertical depth of 40m. These results appear to indicate a southward continuation of the drill-intersected gold mineralization which occurs in a quartz carbonate alteration zone between iron formation and a mafic volcanic.

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

In November 2008, WUCC failed to put our claims into production in accordance with the terms of the agreement, thereby entitling us (through our subsidiary) to exercise our option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of this project, we launched an action asking the Federal Court in Utah to decide the following:

1.	Was WUCC in production in accordance with our agreement?
2.	Did force majeure apply?
3.	If they were not in production and force majeure did not apply, do we have the right to take back our claims under the agreement?

Western Utah Copper Company filed a counterclaim to our original action. We believe the counterclaim is without merit.

On January 28, 2010, we advised WUCC that we were exercising our option to reacquire the claims.

In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new Chief Executive Officer. The company has significant secured and unsecured debts and today its current assets are likely worth far less than the outstanding loans. New management is attempting to reorganize the business. Our litigation was automatically stayed due to the Chapter 11 filing.

We have requested that the court lift the stay in connection with our litigation as we believe that resolution of our claims is a critical element in the bankruptcy. We await the court’s decision.

On August 27, 2010, a new action was launched against us by WUCC. This action is very similar to the counterclaims made in response to our original lawsuit. Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that management of the property, upon which the operation’s concentrate mill is located, will revert back to us. Failing that, we believe that the actions taken by us will ensure that the agreement under which we filed the claim for declaratory relief remains in place and is confirmed by the court. However, the outcome of litigation is always uncertain.

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

Harp Lake, Labrador, Newfoundland

Property Description - The Harp Lake Property consists of one claim block staked over anomalous nickel and copper gossans in the Harp Lake Anorthositic Complex. The 19 claims (one licence) occupy 475 hectares. There has been no work performed on the property since 1999. In the first quarter of 2010 we made the decision not to renew the Harp Lake claims. This information on Harp Lake is for historical record only.

ITEM 4A. Unresolved Staff Comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

The following is a discussion of our results of operations for the fiscal years ended November 30, 2008, 2009 and 2010.

The following discussion should be read in conjunction with our audited consolidated financial statements, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please refer to “Item 3: Key Information” for exchange rate information on the Canadian dollar.

On March 30, 2007, we (then known as Nevada Star Resource Corp., (“Nevada Star”)), completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporated on May 18, 2006. From a Canadian legal and accounting perspective, the transaction was deemed to be a reverse takeover. Old PNi, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. Results of operations reflect the combined results of (old) Pure Nickel Inc. and Nevada Star Resources for the fiscal years ended November 30, 2008, 2009 and 2010.

The financial statements have been prepared in accordance with Canadian GAAP. Reference is made to Note 19 of the audited financial statements for the years ended November 30, 2009 and 2008, and to Note 20 of the audited financial statements for the years ended November 30, 2010 and November 30, 2009, for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s annual audited financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report.

Overview

A. Operating Results

Selected financial information is set out below.

	12 months	12 months	12 months
	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$

Revenues	Nil	Nil	Nil
Operating expenses	1,481,601	1,269,173	1,972,406
Income (loss) from operations	(1,481,601)	(1,269,173)	(1,972,406)
Other income (expenses)	(827,165)	(142,015)	(459,634)
Net income (loss)	(2,308,766)	(1,411,188)	(2,432,040)
Total assets	42,899,214	44,773,605	46,210,759
Shareholders’ equity	42,460,757	44,448,587	45,754,932
Outstanding common shares	67,832,226	67,765,559	67,765,559
Dividends per common share	Nil	Nil	Nil
Net income (loss) per share, fully diluted	(0.03)	(0.02)	(0.04)

Under Canadian GAAP, the Company capitalizes all costs related to the acquisition, exploration and development of non-producing mineral properties. Under U.S. GAAP, acquisition costs of mineral rights are capitalized, but exploration and development costs are expensed as incurred, until the establishment of commercially mineable reserves is complete, at which time any further exploration costs are capitalized. Under Canadian GAAP, enterprises in the development stage are encouraged to disclose cumulative information from the inception of the development stage. Under U.S. GAAP, this disclosure is required. Cumulative net losses since inception aggregate $14,016,092. The differences in accounting for mineral properties under Canadian and U.S. GAAP had the following effects on the Company’s financial statements.

(i) Net Loss and Loss per Share

	12 months	12 months	12 months
	ended	ended	ended
	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$

Net loss under Canadian GAAP .	(2,308,766)	(1,411,188)	(2,432,040)
Capitalized expenditures on unproven mineral properties	785,160	(635,126)	(3,581,188)
Net loss under U.S. GAAP	(1,523,606)	(2,046,314)	(6,013,228)
Loss per share under U.S. GAAP – basic and diluted	(0.02)	(0.03)	(0.09)

(ii) Mineral Properties

	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$

Mineral properties under Canadian GAAP	38,555,291	39,071,469	38,365,557
Capitalized expenditures on unproven mineral properties	(18,801,891)	(19,587,051)	(18,951,925)
Reclassification to investment in joint venture	(69,024)	−	−
Mineral properties under U.S. GAAP	19,684,376	19,484,418	19,413,632

(iii) Investment in Joint Venture

	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$

Investment in joint venture under Canadian GAAP	−	−	−
Reclassification from mineral properties	69,024	−	−
Investment in joint venture under U.S. GAAP	69,024	−	−

(iv) Deficit

	Nov. 30,	Nov. 30,	Nov. 30,
	2010	2009	2008
	$	$	$

Deficit under Canadian GAAP	(14,016,092)	(11,707,326)	(10,296,138)
Capitalized expenditures on unproven mineral properties	(18,801,891)	(19,587,051)	(18,951,925)
Deficit under U.S. GAAP	(32,817,983)	(31,294,377)	(29,248,063)

For Canadian GAAP, cash flows relating to mineral property exploration are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

We had no operating revenues during the year ended November 30, 2010, which is unchanged from the previous year. We do not currently generate revenues or cash flows from operations (except for interest income and some small payments that are credited to mineral resources on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $2,308,766 or $0.03 per share for the year ended November 30, 2010, compared to a net loss of $1,411,188, or $0.02 per share for the year ended November 30, 2009, and a net loss of $2,432,040 or $0.04 per share for the year ended November 30, 2008. Of the loss for the year ended November 30, 2010, $641,080 was a non-cash expense related to the write-down of two mineral properties, SR1 Raglan and Harp Lake. During the year, we decided to not renew our mining claims on those two properties so that we could focus our resources on our other properties. The comparative figure for 2009 is a nil and for 2008 is a write-down of $647,368.

Our results include a loss on foreign exchange of $66,764 for which the comparative figure for 2009 is a loss of $217,206 and for 2008 is a gain of $302,950. Our policy has been to maintain U.S. cash balances for the payment of expenses incurred in U.S. dollars so the loss results from the appreciation of the Canadian dollar during the last part of the year. The Canadian dollar continued to strengthen, resulting in the loss, but our U.S. dollar exposure has been reduced from the previous year because our MAN Alaska mineral property was moved into a joint venture during the year which had the effect of reducing our exposure since the net U.S. dollar monetary assets held by the joint venture do not expose us directly to foreign exchange risk.

General and administrative expenses for the year ended November 30, 2010 were $1,481,601, compared to $1,269,173 in the previous year and $1,972,406 for the year ended November 30, 2008. The increase in expenses is attributable primarily to non-cash stock-based compensation which increased to $320,936 from $104,843 in the previous year and 253,569 for the year ended November 30, 2008. That amount increased because most of those payments that related to incentive compensation for 2009 were not approved or paid until 2010. Excluding the effect of that change, administration and general expense in 2010 was almost unchanged from the previous year. Accounting and audit costs during 2009 decreased significantly from the year ended November 2008.

Interest income decreased to $34,679 for the year ended November 30, 2010 compared to $66,816 for the previous year and $301,390 for the year ended November 30, 2008 due to a decrease in the cash balance and a reduction in interest rates over the years. Interest expense was $ nil for the years ended November 30, 2010, 2009 and 2008. Change in fair value of investments for the year ended November 30, 2010 is reported as a loss of $154,000 compared to a gain of $8,375 in the previous year and a loss of $399,105 for the year ended November 30, 2008. When we receive warrants as part of an option agreement with a venture partner, under Canadian GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet date. The loss during the year ended November 30, 2010 resulted from changes in the fair value of the warrants received during 2010, which are recorded as investments of $49,750 at November 30, 2010.

Cash used by operating activities was $1,102,353 for the year ended November 30, 2010, compared to $1,512,680 in the previous year, and $484,251 in the year ended November 30, 2008. The cash flow use from loss for the year was reduced by the write-down for impairment of mineral properties of $641,080 for the year ended November 30, 2010, compared to $ nil in the previous year and $647,368 in the November 30, 2008 and stock-based compensation expense of $320,936 for the year ended November 30, 2010 compared to $104,843 for the year ended November 30, 2009 and $253,569 for November 30, 2008, since these are both non-cash expenses. Investing activities provided cash of $410,140 for the year ended November 30, 2010 while investing activities consumed cash of $4,289,682 for the year ended November 30, 2009 and $4,775,586 for the year ended November 30, 2008. For the year ended November 30, 2010, the cash flows provided by investing activities were from the redemption of short-term investments compared to the purchase of short term investments during 2009 and 2008. The capitalization of expenditures on mineral properties offset a portion of the cash flows provided by investing activities for the year ended November 30, 2010 and contributed to the cash flows used by investing activities for the years ended November 30, 2009 and 2008. Financing activities provided cash of $507,800 for the year ended November 30, 2010. We did not raise any cash through financing activities in the years ended November 30, 2009 and 2008.

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

Exchange rates and currency risk

We maintain our accounting records using Canadian dollars as our functional currency. United States dollar transactions are converted to the functional currency as follows: at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars at the exchange rate in effect on that date. At each period end, all monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in the consolidated statement of operations. We do not hedge our currency exposure except to the extent that the activity provides a natural hedge when expected disbursements in United States funds offset expected receipts. Fluctuation in the exchange rates between the United States dollar and the Canadian dollar could have a material effect on our financial condition and results of operations. At November 30, 2010, we had net monetary assets denominated in United States funds of $586,671 (US$571,470). Based upon the year-end balance, an increase of 15% in the Canada to U.S. dollar exchange would result in an increase in the net loss and comprehensive loss of $88,000, and a reduction of 15% would result in a reduction in the net loss and comprehensive loss of $107,000. We believe that it is not likely but it is possible that the exchange rate could fluctuate by more than 15% within the next 12 months.

B. Liquidity and Capital Resources

On March 15, 2007, we completed a brokered private placement of 10,000,000 subscription receipts for $0.90 each, for gross proceeds of $9,000,000. Upon completion of the amalgamation with Pure Nickel Inc., the subscription receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The agent employed for this financing received a cash commission of 7% of the gross proceeds and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant was exercisable into one post-consolidation common share at a price of $0.90 each for a period of 18 months. These warrants expired in September 2008.

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

We had cash and cash equivalents, restricted cash and cash equivalents and short-term investments of $4,104,904 at November 30, 2010 compared to $5,527,662 at November 30, 2009 and $7,750,559 at November 30, 2008. Working capital was $3,843,307 at November 30, 2010 compared to $5,351,560 at November 30, 2009 and $7,369,731 at November 30, 2008. Current liabilities at November 30, 2010 consisted of accounts payable and accrued liabilities payable totaling $438,457 compared to $325,018 at November 30, 2009 and $455,827 at November 30, 2008.

The exploration and development of our mineral projects will require substantial additional capital. A significant portion of the 2011 exploration program may be funded by ITOCHU as part of the MAN project – as of the date of this Annual Report, February 11, 2011, this had not yet been confirmed.

During 2011 we plan to continue to focus on our high priority properties (MAN and William Lake), and continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us. Management reviews the properties on a regular basis and abandons claims and writes off their book value when it is determined that further exploration is not likely to be productive. Management last carried out this review at November 30, 2010.

Management believes that the working capital on hand at November 30, 2010 will be sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. We are of the view that the previous historically high price of nickel may not be regained; however the long-term forecast price is sufficiently attractive to justify our focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing economies. While this will encourage increased exploration and production, the overall growth in supply is not expected to keep pace with demand growth in the near future.

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

F. Tabular Disclosure of Contractual Obligations

Disclosure of Contractual Obligations as at November 30, 2010

(a) We have commitments for an office lease requiring minimum payments of $4,508 per month until its expiry in 2013:

Contractual obligations	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$121,716	$54,096	$67,620	−	−
Total	$121,716	$54,096	$67,620	−	−

G. Safe Harbor

Statements included herein, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management’s beliefs, strategies, plans, expectations or opinions in connection with the Company’s performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Please see “Note regarding forward looking statements” on page 8, as well as our risk factors set forth herein beginning on page 11.

Readers are referred to the documents filed by us on both the SEDAR and EDGAR web sites: specifically the most recent quarterly reports, annual report and material change reports, as each may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.           Directors, Senior Management and Employees

A. Directors and Senior Management

Information about our directors and named executive officers as of February 11, 2011 is set forth below:

			Date of first election
Name	Position	Age	or appointment
Named Executive Officers
David R. McPherson	Director, President and Chief Executive Officer	57	March 26, 2007
Jeffrey D. Sherman	Chief Financial Officer	55	February 6, 2008

Directors
Robert Angrisano	Director	56	February 10, 1999
Harry Blum	Director	49	March 26, 2007
R. David Russell	Director, Chair of the Board	54	March 27, 2006
Constantine Salamis	Director	77	March 26, 2007
W.S. (Steve) Vaughan	Director	73	March 26, 2007

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

Mr. Jeffrey Sherman has had extensive experience as CFO of numerous corporations, written about 20 books, and lectured extensively on finance, treasury and governance, including as an adjunct professor at York University from 1984 to 2000, and executive development and other programs for the Institute of Chartered Accountants of Ontario since 1980. His most recent book is Cash Management Toolkit, published by the Canadian Institute of Chartered Accountants in 2010. From October, 1999 to October 2003, he was Vice President and CFO at Herbert A. Watts Limited, a business services company, and was instrumental in its subsequent sale. From October 2003 to April 2005, Mr. Sherman served as CFO of VisualSonics Inc., a manufacturer of laboratory instrumentation, and from 1999 to present Mr. Sherman has been President of Anagram Services, a consulting company. He graduated with a Bachelor of Commerce from the University of Toronto, and an M.B.A. from York University, and obtained his designation as a Chartered Accountant in 1979.

Mr. Robert Angrisano was Chairman of the Board from December 2007 to April 29, 2010. He was president of the Company between 2005 and March 27, 2007, and CEO of the Company from May, 2006 to March 27, 2007. He retired from Microsoft Corp. in July, 2004 after spending more than 11 years in a variety of positions including Director of Technology, Director of Business Windows and Senior Principal Technologist. Mr. Angrisano was the President, a director and a principal shareholder of M.A.N. Resources, Inc., which was acquired by Nevada Star Resource Corp. in February, 2002. Mr. Angrisano has spent over 35 years in senior levels of management in the high technology industry and has been involved in the mining industry since 1995. Mr. Angrisano is a Fire Commissioner for Kittitas County Fire District #8 (a publicly elected position) and holds various positions in non-industry related Boards and Steering Committees. He graduated from the University of Oregon with a degree in Business Administration.

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

Mr. David Russell was appointed Chair of the Board on April 29, 2010. He graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell was President and Chief Executive Officer and a director of Apollo Gold from 2002 to July 2010. Apollo Gold is a gold mining company with operations and exploration projects in Canada, the United States, and Mexico. Mr. Russell’s past positions include: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, and Manager, Lincoln Project FMC/Meridian Gold.

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

Short-term incentive bonus: In addition to establishing competitive base salaries and stock option incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of a short-term incentive bonus. Target bonus awards range up to 50% of base salary for the achievement of specific operational objectives, in particular for the achievement of corporate milestones. Bonuses for the year ended November 30, 2009 were paid out during April 2010 when specific milestones were achieved.

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

Board of Directors

The following table shows the compensation received by each director, other than the director who served as an officer during the fiscal year, for the year ended November 30, 2010.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Robert Angrisano	13,300	−	14,610	−	−	−	27,910
Harry Blum	24,750	−	29,220	−	−	−	53,970
R. David Russell	30,050	−	29,220	−	−	−	59,270
Constantine Salamis	14,400	−	14,610	−	−	−	29,010
W.S. (Steve) Vaughan	14,400	−	14,610	−	−	−	29,010

During the year ended November 30, 2010, members of the Board of Directors, other than directors who are employees of the Company, received director fees in accordance with the following standard arrangements:

Annual fee – Chair of the Board	$20,000
Annual fee – Chair of the Audit Committee	$15,000
Annual fee – other Directors	$10,000
Fee per Board or Committee Meeting attended, up to and including April 29, 2010	$600
Fee per Committee Meeting attended for Chair of the Committee, up to and including April 29, 2010	$750
Fee per Board or Committee Meeting attended, after April 29, 2010	$500
Fee per Committee Meeting attended for Chair of the Committee, after April 29, 2010	$750

The following table provides a summary of the options outstanding and the exercise price of the options granted to the Company’s directors as of November 30, 2010.

Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)
Robert Angrisano	100,000	0.26	April 21, 2011	−
	100,000	0.065	March 31, 2012	12,500
	100,000	0.20	April 29, 2013	−
Harry Blum	100,000	0.26	April 21, 2011	−
	100,000	0.065	March 31, 2012	12,500
	200,000	0.20	April 29, 2013	−
R. David Russell	100,000	0.26	April 21, 2011	−
	100,000	0.065	March 31, 2012	12,500
	200,000	0.20	April 29, 2013	−
Constantine Salamis	100,000	0.26	April 21, 2011	−
	100,000	0.20	April 29, 2013	−
W.S. Vaughan	100,000	0.26	April 21, 2011	−
	100,000	0.065	March 31, 2012	12,500
	100,000	0.20	April 29, 2013	−

Closing share price at November 30, 2010 was $0.19.

Executive Compensation

There were two Named Executive Officers of the Company during the year ended November 30, 2010: David McPherson, President and CEO, and Jeffrey Sherman, CFO. “Named Executive Officer” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Summary Executive Compensation Table

Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total ($)
					Annual Incentive Plans	Long- term Incentive Plans
David McPherson President and Chief Executive Officer	2010	240,000	−	54,960	120,000	−	−	18,000(2)	432,960
Jeffrey Sherman Chief Financial Officer	2010	76,750	−	13,740	20,000	−	−	−	110,490

____________________
Notes:

(1)	The fair value of the stock options granted, estimated using the Black-Scholes fair value option pricing model at the date of each grant.

(2)	All Other Compensation consists of a car allowance.

Executive Incentive Plan Awards
Outstanding Option-Based Awards

Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the-money options ($)
David McPherson	250,000	0.26	April 21, 2011	−
	400,000	0.06	December 17, 2011	39,000 (1)
	400,000	0.20	April 29, 2013	−(2)
Jeffrey Sherman	100,000	0.31	February 5, 2011	−
	25,000	0.06	December 17, 2011	3,250
	100,000	0.20	April 29, 2013	−(3)

(1)	Of the 400,000 options issued to David McPherson at an exercise price of $0.06, only 300,000 were exercisable at November 30, 2010.

(2)	Of the 400,000 options issued to David McPherson at an exercise price of $0.20, only 200,000 were exercisable at November 30, 2010.

(3)	Of the 100,000 options issued to Jeffrey Sherman at an exercise price of $0.20, only 50,000 were exercisable at November 30, 2010.

Termination Agreements for Directors and Senior Officers

Mr. McPherson became President and CEO on December 20, 2007. Under an employment contract that was effective April 1, 2008, Mr. McPherson is paid an annual salary of $240,000, payable monthly in equal installments. Under the contract, he also receives a monthly car allowance of $1,500, and premiums for life and disability insurance paid for by the Company. In the event of termination without cause or if a terminating event occurs because of a change in control of the Company (or similar event, as defined in the contract), Mr. McPherson will receive a minimum of 24 months’ salary plus $100,000.

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

Composition and Membership. The Committee shall consist of at least three directors appointed annually by the Board and selected based upon the following, in accordance with applicable laws, rules and regulations:

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

(x)       Annually review and make recommendations to the Board regarding the Company’s directors and officers liability insurance policies.

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

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of two independent directors. The current members of the Corporate Governance and Nominating Committee are Harry Blum (Chair) and R. David Russell. The Board expects to appoint a third member in due course. The responsibilities and operation of the Corporate Governance and Nominating Committee are set out in the Corporate Governance and Nominating Committee Mandate, the text of which is set forth below:

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

Miscellaneous Internal Governance Charters

The following charters and policies may be found on our website at www.purenickel.com/s/Governance.asp (i) Insider Trading Policy, (ii) Financial Management Code of Conduct, (iii) Health and Safety Policy, (iv) Environmental Policy, (v) Communication and Disclosure Policy, and (vi) Whistle Blower Policy.

D. Employees

As at November 30, 2010, we employed five people, three on a full-time and two on a part-time basis, and retained four individuals under contracts for service. In addition, we engage numerous outside contractors on a fee-for-service basis for conducting exploration activities.

E. Share Ownership

The following table shows the shareholdings of the Directors and Senior Management as of February 11, 2011.

1. Common Shares Owned by Officers and Directors

Table No. 7: Shareholdings of Directors and Senior Management, as of February 11, 2011

Director or Officer	Number of common shares owned(1)	Percentage of common shares outstanding at February 11, 2011(1)(2)
Robert Angrisano	2,895,479(3)	4.09%
Harry Blum	501,200(4)	0.73%
David McPherson	1,125,000(5)	1.63%
David Russell	450,000(6)	0.66%
Constantine Salamis	266,667(7)	0.39%
W.S. (Steve) Vaughan	300,000(8)	0.44%
Jeffrey Sherman	350,000(9)	0.51%

(1)

Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of February 11, 2011, are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(2)	Percentages are based on 67,832,226 Common Shares issued and outstanding as of February 11, 2011 unless otherwise noted.
(3)	Includes 300,000 Common Shares Robert Angrisano has the right to acquire pursuant to outstanding stock options.
(4)	Includes 400,000 Common Shares Harry Blum has the right to acquire pursuant to outstanding stock options.
(5)	Includes 850,000 Common Shares David McPherson has the right to acquire pursuant to outstanding stock options.
(6)	Includes 400,000 Common Shares David Russell has the right to acquire pursuant to outstanding stock options.
(7)	Includes 200,000 Common Shares Constantine Salamis has the right to acquire pursuant to outstanding stock options.
(8)	Includes 300,000 Common Shares Steve Vaughan has the right to acquire pursuant to outstanding stock options.
(9)	Includes 175,000 Common Shares Jeffrey Sherman has the right to acquire pursuant to outstanding stock options.

Table No. 8: Stock Options held by directors and officers, outstanding as of February 11, 2011.

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
R. David Russell	100,000	$0.26	April 21, 2011
R. David Russell	100,000	$0.065	March 31, 2012
R. David Russell	200,000	$0.20	April 29, 2013
Robert Angrisano	100,000	$0.26	April 21, 2011
Robert Angrisano	100,000	$0.065	March 31, 2012
Robert Angrisano	100,000	$0.20	April 29, 2013
Steve Vaughan	100,000	$0.26	April 21, 2011
Steve Vaughan	100,000	$0.065	March 31, 2012
Steve Vaughan	100,000	$0.20	April 29, 2013
David McPherson	250,000	$0.26	April 21, 2011
David McPherson	400,000	$0.06	December 17, 2011
David McPherson	400,000	$0.20	April 29, 2013
Harry Blum	100,000	$0.26	April 21, 2011
Harry Blum	100,000	$0.065	March 31, 2012
Harry Blum	200,000	$0.20	April 29, 2013

Director or Officer	Number of Common Shares	Exercise Price ($)	Expiry Date
Constantine Salamis	100,000	$0.26	April 21, 2011
Constantine Salamis	100,000	$0.20	April 29, 2013
Jeffrey Sherman	100,000	$0.31	February 5, 2011
Jeffrey Sherman	25,000	$0.06	December 17, 2011
Jeffrey Sherman	100,000	$0.20	April 29, 2013

ITEM 7.           Major Shareholders and Related Party Transactions

A. Major Shareholders

There are 67,832,226 issued and outstanding shares of our common stock as of the date of the filing of this Annual Report. As of the date of the filing of this Annual Report, to our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below. The shares of our common stock owned by our major shareholder have identical voting rights as those owned by our other shareholders.

Name	Number of shares	Percentage
Everest Capital Global Fund LP	5,900,000	8.71%

Geographic Breakdown of Shareholders

The following lists the geographical distribution of shareholders at February 11, 2011:

Location	Number of registered shareholders	Number of shares
Canada	19	47,351,848
United States	107	20,480,378
Other	0	0
Total	126	67,832,226

Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing-house was located. Note that many shareholders hold shares in street name through their brokerage accounts, consequently the number of beneficial shareholders is considerably greater than the number of registered shareholders shown above.

B. Related Party Transactions

During the year ended November 30, 2010, we entered into the following transactions with related parties:

(a)     We paid a legal firm, of which a Mr. S. Vaughan, a director, was a principal during the year ended November 30, 2010, $38,430 (previous year, $42,960) for legal services.

(b)     A director, Mr. Robert Angrisano, is part of a group of investors that has a net profit interest in copper production of the Copper King property, and a director, Mr. Constantine Salamis, is the founder and a significant shareholder of Manicouagan Minerals Inc., which holds an option on one of our properties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

(c)     We had an amount receivable of $85,776 (previous year, $nil) from MAN Alaska LLC, the joint venture of which the Company has a 70% participating interest, as reimbursement for expenses incurred or amounts paid by the Company on behalf of MAN Alaska LLC. The amount is non-interest bearing, unsecured, is due on demand and was repaid during January 2011.

C. Interests of Experts and Counsel

Not applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

ITEM 8.           Financial Information

A. Consolidated Statements and Other Financial Information

Reference is made to Item 17 Financial Statements for the financial statements included in this Annual Report.

On June 15, 2009 the Company (through a subsidiary) filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement. WUCC filed an answer and counterclaim, and, the Company filed a response to the counterclaim. In May 2010, WUCC and its parent company filed for Chapter 11 bankruptcy and appointed a new chief executive officer. WUCC has significant secured and unsecured debts and its assets appear to be less than its outstanding loans. The Company’s litigation was automatically stayed due to the Chapter 11 filing, and it has requested that the court lift the stay in connection with the litigation as it believes that resolution of its claims is a critical element in the bankruptcy. On August 27, 2010, a new action was launched against the Company by WUCC which is very similar to the counterclaims made in response to the Company’s original lawsuit.

Management is of the opinion the court actions and related claims by WUCC are without merit and that the most likely outcome is that management of the property, upon which the operation’s concentrate mill is located, will revert back to the Company. Failing that, the Company believes that the actions taken by it will ensure that the agreement under which it filed the claim for declaratory relief remains in place and will be confirmed by the court. However, the outcome of litigation is always uncertain.

We are not aware of any legal claim known to be contemplated by any governmental authorities.

We have never paid a dividend and it is unlikely that we will declare or pay a dividend in the future.

B. Significant Changes

Reference is made to Item 17 Financial Statements, specifically Note 20 of the November 30, 2010 financial statements, for a description of the differences between Canadian GAAP and U.S. GAAP.

ITEM 9.           Offer and Listing Details

A. Price History

TSX and TSXV (Canadian dollars)

	High	Low
Month and Year	$	$
Fiscal year ended November 30, 2010	0.245	0.125
Fiscal year ended November 30, 2009	0.28	0.04
Fiscal year ended November 30, 2008	0.65	0.025
Fiscal year ended November 30, 2007	1.60	0.49
Fiscal year ended November 30, 2006	0.38	0.12
Quarter ended November 30, 2010	0.205	0.13
Quarter ended August 31, 2010	0.195	0.135
Quarter ended May 31, 2010	0.245	0.13
Quarter ended February 28, 2010	0.185	0.125
Quarter ended November 30, 2009	0.20	0.115
Quarter ended August 31, 2009	0.28	0.165
Quarter ended May 31, 2009	0.26	0.055
Quarter ended February 28, 2009	0.085	0.04
November 2010	0.20	0.16
October 2010	0.205	0.15
September 2010	0.165	0.13
August 2010	0.155	0.135
July 2010	0.195	0.14
June 2010	0.195	0.14

NASD OTCBB (US dollars)

	High	Low
Month and Year	$	$
Fiscal year ended November 30, 2010	0.225	0.12
Fiscal year ended November 30, 2009	0.30	0.03
Fiscal year ended November 30, 2008	0.633	0.02
Fiscal year ended November 30, 2007	1.52	0.48
Fiscal year ended November 30, 2006	0.345	0.104
Quarter ended November 30, 2010	0.195	0.121
Quarter ended August 31, 2010	0.19	0.1233
Quarter ended May 31, 2010	0.225	0.121
Quarter ended February 28, 2010	0.1635	0.12
Quarter ended November 30, 2009	0.20	0.11
Quarter ended August 31, 2009	0.30	0.132
Quarter ended May 31, 2009	0.30	0.041
Quarter ended February 28, 2009	0.09	0.03
November 2010	0.21	0.16
October 2010	0.195	0.15
September 2010	0.1648	0.121
August 2010	0.1355	0.1233
July 2010	0.19	0.135
June 2010	0.185	0.141

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

B. Memorandum and Articles of Association

Common Shares

Our authorized share capital consists of an unlimited number of common shares without par value carrying one vote per share. As at February 11, 2011, there were 67,832,226 common shares issued and outstanding. The following summary of certain terms of our common shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Company articles of amalgamation and by-laws and applicable law. Copies of our articles of amalgamation and by-laws are attached as Exhibits 1.1, 1.2, and 1.3 to our Annual Report on Form 20-F filed with the SEC on May 21, 2008 and is incorporated by reference herein.

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

We were incorporated under the laws of British Columbia, Canada, on April 29, 1987, and were continued under the Canada Business Corporations Act on April 7, 2009. Please refer to our Annual Report on Form 20-F for the year ended November 30, 2009 for information regarding the effect of our continuance under the Canada Business Corporations Act.

C. Material Contracts

None.

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

The following summarizes the material U.S. federal income tax consequences of acquiring, holding, and disposing of our common shares. This discussion is based on the U.S. federal income tax laws as currently in effect as contained in the Internal Revenue Code (“Code”), Treasury Regulations, and relevant judicial decisions and administrative guidance. The federal tax laws are subject to change, possibly on a retroactive basis, and any such change may materially affect the tax consequences of acquiring, holding, or disposing of our common shares. No rulings or opinions of counsel have been or will be requested with respect to any tax-related matter discussed herein. There can be no assurance that the positions the Company takes on tax matters will be accepted by the Internal Revenue Service (“IRS”). This discussion relates only to U.S. federal income taxes and not to any local, state, or foreign taxes or U.S. federal taxes other than income taxes.

Because this discussion is a general summary, it does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, nor does it address certain types of holders subject to special treatment under the federal income tax laws, including but not limited to tax-exempt organizations, qualified benefit plans, insurance companies, financial institutions, broker-dealers, dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, holders that are partnerships or other pass-through entities for federal income tax purposes, regulated investment companies, real estate investment companies, real estate mortgage investment conduits, expatriates, persons liable for alternative minimum tax, persons whose “functional currency” is not the U.S. dollar, persons holding their investment as part of a hedging, constructive sale or conversion, straddle, or other risk-reducing transaction, and persons acquiring common shares in connection with the performance of services.

This discussion addresses only holders: (i) who are U.S. holders (except as specifically noted under “Non-U.S. Holders of Common Shares”); and (ii) hold our common shares as capital assets. For this purpose, “U.S. holders” are beneficial owners of our common shares who are individual citizens or residents of the United States, corporations or other business entities organized under the laws of the United States, any state, or the District of Columbia, estates whose worldwide income is subject to U.S. federal income tax, trusts that are subject to primary supervision by a U.S. court and for which U.S. persons control all substantial decisions, or trusts that have made a valid election under applicable Treasury Regulations to be treated as a United States person (within the meaning of the Code).

Distributions and Dividends

Subject to the discussion of the controlled foreign corporation and passive foreign investment company rules below, a U.S. holder will be required to include in gross income as dividends (taxable as ordinary income) the amount of any distribution paid on common shares to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any Canadian withholding taxes deducted from the amount distributed to a U.S. holder are treated as constructively distributed to the U.S. holder for this purpose. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. holder’s basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares. In the case of a U.S. holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates currently up to 35 percent and will generally not qualify for a dividends-received deduction. Certain non-corporate U.S. holders receiving dividends from a Canadian corporation may be eligible for a reduced U.S. tax rate on “qualified dividends” if received in tax years through 2012 as long as we are not a passive foreign investment company for the year of the distribution or the preceding year (as determined on a shareholder-by-shareholder basis) and the holder satisfies certain holding-period requirements. Distributions of current or accumulated earnings and profits paid in a non-U.S. currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a non-U.S. currency distribution and converts the non-U.S. currency into U.S. dollars on the date of receipt will realize no foreign currency gain or loss. If the U.S. holder converts the non-U.S. currency to U.S. dollars on a date subsequent to receipt, the U.S. holder will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the non-U.S. currency against the U.S. dollar from the date of receipt to the date of conversion, which will generally be U.S.-source ordinary income or loss.

Disposition of Common Shares

Subject to the discussion of the controlled foreign corporation and passive foreign investment company rules below, upon the sale, exchange, or other taxable disposition of common shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s basis in its common shares. A U.S. holder’s basis in its common shares is usually the cost of the common shares.

For common shares traded on an established securities market, a U.S. holder that uses the cash method of accounting calculates the U.S. dollar value of foreign currency proceeds received on the sale date as of the date that the sale settles, while a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless the U.S. holder elects to use the settlement date to determine its proceeds of sale. This rule applies even though the stock may be treated as disposed of on a date other than the settlement date.

Capital gain from the sale, exchange or other disposition of common shares held more than one year is long-term capital gain. Long-term capital gains recognized by certain non-corporate holders on or before December 31, 2012 may qualify for a maximum rate of taxation of 15 percent. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of common shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss is subject to limitations, as are losses upon a taxable disposition of common shares if the U.S. holder purchases, or enters into a contract to purchase, substantially identical securities within 30 days before or after any disposition. A U.S. holder that receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which gain or loss will generally be U.S.-source ordinary income or loss.

Deduction or Credit for Foreign Taxes Withheld

U.S. holders will have the option of claiming the amount of any non-U.S. income taxes paid or withheld at source either as a deduction from gross income or as a credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions that must be determined on an individual basis by each holder. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed one’s regular U.S. tax liability for the year attributable to foreign source taxable income. In some limited circumstances, a U.S. holder that is an individual may be able to claim a foreign tax credit without regard to the foregoing limitation. This would be the case if the individual holder’s entire foreign-source income for the year was passive income shown on an information return (generally Form 1099) and the associated foreign income taxes were no more than $300 ($600 in the case of a joint return). A U.S. holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from dividends received on the common shares to the extent the U.S. holder has not held the common shares for at least 16 days of the 31-day period beginning 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which an U.S. holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the required 16-day holding period.

Under certain circumstances and subject to complex rules and limitations, U.S. holders that are corporations and own 10 percent or more of our common shares may be entitled, upon the payment of dividends, to an “indirect” foreign tax credit under Section 902 of the Code with respect to foreign income taxes paid by the Company.

Controlled Foreign Corporation

For U.S. federal income tax purposes, a “controlled foreign corporation” is a foreign corporation in which U.S. holders who own at least 10 percent of the voting power (directly, indirectly through foreign entities, or by constructive ownership through certain related persons) collectively own more than 50 percent of the voting power or value. If we are or become a controlled foreign corporation, such 10-percent U.S. holders must include in their current U.S. taxable income their shares of the corporation’s “Subpart F income” (i.e., certain passive income, sales or service income, insurance income, or oil-related income, and income from specified disfavored activities or ostracized foreign countries), even if such income is not distributed, and their shares of the corporation’s earnings invested in U.S. property (to the extent such earnings have not been previously included as Subpart F income). Subpart F income in any year cannot exceed the Company’s current earnings and profits and may possibly be reduced by deficits in earnings and profits for prior years, as well as by the deficits of certain non-U.S. subsidiaries. If Subpart F income is reduced by the current earnings and profits limitation, any excess of earnings and profits over Subpart F income in later years is recharacterized as Subpart F income to the extent of the prior reduction. These income inclusions are taxable at ordinary income rates and are not eligible for the capital gains tax rate on qualified dividends.

Gains from the sale or other taxable disposition of common shares by a U.S. holder that is or was a 10-percent U.S. holder at any time during the five-year period ending with the disposition when the Company was a controlled foreign corporation are treated as ordinary (dividend) income to the extent of the earnings and profits of the Company attributable to the common shares sold or exchanged while the Company was a controlled foreign corporation, but only to the extent that the earnings and profits have not previously been taken into account as Subpart F income or as an investment in U.S. property. Gains so recharacterized may be eligible for the capital gains tax rate currently available for qualified dividends.

If the Company is a controlled foreign corporation for a given year, any non-U.S. corporate subsidiaries of the Company may also be controlled foreign corporations, with the consequences to 10-percent U.S. holders generally as described above.

If the Company is classified as both a passive foreign investment company as described below and a controlled foreign corporation, the Company will generally not be treated as a passive foreign investment company with respect to 10-percent U.S. holders while the Company is a controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within the taxable years of 10-percent U.S. holders.

We have not conducted any investigation into whether the Company is a controlled foreign corporation. We can provide no assurance that the Company is not and has not been, or that it will not become in the future, a controlled foreign corporation. U.S. holders should consult an independent tax advisor about how the controlled foreign corporation rules apply in connection with their purchasing, holding, or disposing of our common shares.

Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75 percent or more of our gross income in a taxable year, including the pro rata share of the gross income of any company in which we are considered to own 25 percent or more of the common shares by value, is passive income. We will also be a PFIC if at least 50 percent of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including the pro rata share of the assets of any company in which we are considered to own 25 percent or more of the common shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. PFIC status cannot be determined until the close of the year in question and is determined annually.

If we are a PFIC, each U.S. holder must, upon certain excess distributions by us and upon the U.S. holder’s disposition of common shares at a gain, allocate the excess distributions or gain ratably over the U.S. holder’s holding period for the common shares. The portion of the distributions or gain allocated to prior taxable years is taxable at the highest rate on ordinary income for the year to which allocated and subject to an interest charge as if the tax had been due in the prior year. The portion allocated to the current year is taxable at the prevailing rates for ordinary income. Additionally, if we are a PFIC, a U.S. holder who acquires common shares from a deceased person who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such common shares. Instead, the U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower. Furthermore, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by certain U.S. holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and certain transfers at death. This proposed regulation is not yet effective, but the IRS could make it effective at any time, possibly with retroactive effect.

Although a determination as to a corporation’s PFIC status is made annually, common shares held by a U.S. holder during any year in which we are a PFIC will generally continue to be treated in later years as stock in a PFIC, and thus subject to the punitive rules described above, even if we do not meet the income or asset test for PFIC status in those later years. To avoid this “once a PFIC, always a PFIC” rule, the U.S. holder must make a qualified electing fund (“QEF”) election covering all taxable years during which it held the common shares and in which we were a PFIC, make a mark-to-market election, if available, or elect to “purge the PFIC taint” in its common shares in conjunction with a QEF election, a mark-to-market election, or otherwise, as described below.

If a U.S. holder has made a QEF election covering all taxable years during which it held common shares and in which we were a PFIC, distributions and gains will not be taxed as described above, nor will the denial of a basis step-up at death described above apply. Instead, gain realized on a sale or other taxable disposition of the PFIC common shares will be taxable as capital gain without any interest charge. The U.S. holder, however, will be required for each taxable year in which we are a PFIC to include in income the holder’s pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed. Payment of taxes on undistributed income may be deferred under a separate election. If deferred, the taxes will be subject to an interest charge. Where earnings and profits that were included in income under this rule are later distributed, the distribution will not be a dividend. The basis of a U.S. shareholder’s common shares under the QEF rules is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. We can provide no assurance that we will possess or provide the information necessary for U.S. holders to make or maintain a QEF election.

A QEF election must generally be made by the extended due date for filing the U.S. holder’s income tax return for the first taxable year to which the election will apply. Once made, the election continues in effect for subsequent taxable years unless invalidated, terminated, or revoked. A QEF election may be made for prior taxable years in only very limited circumstances.

If a QEF election is not in force for all taxable years during which the holder held common shares and in which we were a PFIC, then in addition to the rules described above requiring U.S. holders that make QEF elections to include in income their shares of our undistributed earnings and net capital gains for years in which we are a PFIC, the U.S. holder will, under the “once a PFIC, always a PFIC” rule, continue to be subject to the punitive rules described above for excess distributions and dispositions of common shares at a gain. This will be the case even if the Company ceases to qualify as a PFIC in subsequent years.

To eliminate this PFIC taint, a U.S. holder in this circumstance may, in conjunction with a QEF election, elect to recognize the gain in its common shares as if it had sold the common shares on the first day of the taxable year for which the QEF election is made, as long as the U.S. holder held the common shares and can establish their fair market value on that day. A U.S. holder that so elects to purge the PFIC taint in its common shares treats the deemed sale transaction as a disposition of PFIC stock. Thus any gain recognized is subject to the punitive rules for dispositions of PFIC stock described above. The U.S. holder’s adjusted basis for the common shares is increased by any gain recognized, and its holding period for the common shares is treated for purposes of the PFIC rules as beginning on the date of the deemed disposition. Thereafter, the U.S. holder is subject to the rules described above for U.S. holders making QEF elections covering all taxable years during which the U.S. holder held common shares and in which the Company was a PFIC. Other purging rules may be available if the Company is a controlled foreign corporation or for the last year during which the Company meets the income or asset test for PFIC status.

If our common shares are treated as “regularly traded” on a “qualified exchange or other market,” as provided in applicable Treasury Regulations, a U.S. holder of our common shares may, in lieu of making a QEF election, elect to mark the common shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the holder’s adjusted tax basis in the common shares and their fair market value. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election in previous taxable years. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general PFIC regime and the denial of basis step-up at death described above. We can provide no assurance that our common shares are or will be in the future eligible for the mark-to-market election.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. holders of common shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of common shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (i) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (ii) the U.S. holder disposes of all or part of its common shares. A mark-to-market election under the PFIC rules with respect to common shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of common shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which had already been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. holder made a mark-to-market election under the PFIC rules in respect of the common shares and made a QEF election in respect of a lower-tier PFIC, that U.S. holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which had already been taken into account indirectly via mark-to-market adjustments

We have not conducted any investigation as to whether we are a PFIC. We can provide no assurance that we are not and have not been nor that we will not in the future become a PFIC, nor can we provide any assurance that we will have timely knowledge or notify U.S. holders of our PFIC status in the future.

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

Non-U.S. Holders of Common Shares

Except as described in “Information Reporting and Backup Withholding” below, a non-U.S. holder of common shares will not be subject to U.S. federal income tax on the payment of dividends on common shares and gain from the disposition of common shares unless: (i) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, where required by an applicable income tax treaty, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or (ii) the income is U.S. source income and the non-U.S. holder is an individual who holds the common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, certain other conditions are met, and the non-U.S. holder does not qualify for an exemption. If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax with respect to such income in the same manner as a U.S. holder unless otherwise provided in an applicable income tax treaty. A non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to such income at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty). If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or at a reduced rate under an applicable income tax treaty) on the amount by which such non-U.S. holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of disposition of the common shares.

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

U.S. holders of common shares may also be required to file information returns with the IRS with their tax returns or otherwise. In particular, any U.S. holder that becomes the owner, directly, indirectly, or constructively, of 10 percent or more of the Company’s common shares will generally be required to file such a return on Form 5471. In addition, for taxable years beginning after March 17, 2010, U.S. Holders will be required to file annual reports for each year the Company is a PFIC and may be required to report the ownership of the Company’s common shares as a “specified foreign financial asset” under Section 6038D of the Code. A failure to meet these reporting requirements may not only subject the U.S. holder to penalties but may also cause the statute of limitations on the U.S. holder’s U.S. income tax return to remain open, either as to affected income or other related items (if reasonable cause is established for the reporting failure) or to the U.S. holder’s entire return (if reasonable cause is not established). Other filing requirements may apply and U.S. holders should consult their own tax advisors concerning all applicable requirements.

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

  utilizing competent, professional consultants as support teams to company staff;

  performing careful and thorough geophysical, geological and engineering analyses of each prospect;

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

Credit Risk

We do not currently engage in any activities that subject us to credit risk, other than a low level of credit risk due to our cash and short-term investments being held as deposits at major financial institutions.

ITEM 12.           Description of Securities other than Equity Securities

Not Applicable. This Form 20-F is being filed as an Annual Report under the Exchange Act.

Part II

ITEM 13.           Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.           Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

ITEM 15T.          Controls and Procedures

(a)

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (principal executive officer) and chief financial officer (principal financial and accounting officer) have reviewed and evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d- 15(e)) as of the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective.

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

ITEM 16A.          Audit Committee Financial Expert

All members of our Audit Committee are independent under National Instrument 52-110, and all members are financially literate under National Instrument 52-110. The Audit Committee is composed of Harry Blum and R. David Russell. The Company has designated Harry Blum as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act.

ITEM 16B.          Code of Ethics

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

ITEM 16C.          Principal Accountant Fees and Services

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

	Year ended November 30, 2010	Year ended November 30, 2009
Audit fees	$34,000	$32,000
Audit-related fees	$18,000	—
Tax fees	—	—
All other fees	—	$7,500
Total	$52,000	$39,500

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

ITEM 16D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.          Change in Registrant’s Certifying Accountant

None.

ITEM 16G.           Corporate Governance

Not applicable.

Part III

ITEM 17.            Financial Statements

Our audited consolidated financial statements prepared by our management and approved by the Audit Committee include, starting on page F-1: Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2009, and 2010, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the years then ended, reported upon by SF Partnership, LLP, Chartered Accountants. Incorporated by reference to our 2009 Annual Report on Form 20-F filed March 1, 2010 are: Consolidated Balance Sheets of Pure Nickel Inc. as at November 30, 2008, and 2009, Consolidated Statements of Operations, Comprehensive Loss, and Deficit, and Cash Flows for the years then ended respectively, also reported upon by SF Partnership, LLP, Chartered Accountants. These statements are prepared in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. See the notes to the respective consolidated financial statements.

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

Dated: February 11, 2011

By: /s/ David R. McPherson
       David R. McPherson, Chief Executive Officer
       Pure Nickel Inc.